Form 20-F
SIGNA Sports United N.V.
filed 2021-12-20
CIK 1869858

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: December 14, 2021

Commission File Number: 333-257685

SIGNA Sports United N.V.

(Exact name of Registrant as specified in its charter

Not applicable	The Netherlands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

Kantstraße 164, Upper West

10623 Berlin, Federal Republic of Germany

Tel: +49 (30) 700 108 900

(Address of principal executive offices)

Stephan Zoll

+49 175 2905060

s.zoll@signa-sportsunited.com

Kantstraße 164, Upper West

10623 Berlin, Federal Republic of Germany

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value €0.12 per share	SSU	The New York Stock Exchange
Warrants to purchase ordinary shares	SSU WS	The New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report:

On December 14, 2021, the issuer had 334,473,371 ordinary shares, nominal value €0.12 per share, outstanding.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes   ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes   ☐     No   ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes   ☒    No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes   ☒    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒

				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☒

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

On December 14, 2021 (the “Closing Date”), SIGNA Sports United N.V. (f/k/a SIGNA Sports United B.V.), a Netherlands public limited liability company (the “Company” or “TopCo”), consummated its previously announced business combination pursuant to the Business Combination Agreement, dated as of June 10, 2021, as amended by Amendment No. 1, dated July 9, 2021, Amendment No. 2, dated October 15, 2021, and Amendment No. 3, dated December 3, 2021 (as amended, the “Business Combination Agreement”), by and among the Company, Yucaipa Acquisition Corporation, a Cayman Islands exempted company (“Yucaipa”), SIGNA Sports United GmbH, a German limited liability company (“SSU”), Olympics I Merger Sub, LLC, a Cayman Islands limited liability company (“Merger Sub”), and SIGNA International Sports Holding GmbH, a German limited liability company (“SISH”).

On the Closing Date, the following transactions occurred pursuant to the terms of the Business Combination Agreement (collectively, the “Business Combination”):

•

Yucaipa merged with and into Merger Sub (the “Merger”), with Merger Sub as the surviving company in the merger, and each issued and outstanding Class A ordinary share, par value of $0.0001 per share, of Yucaipa (the “Yucaipa Class A Shares”) and Class B ordinary share, par value of $0.0001 per share, of Yucaipa (the “Yucaipa Class B Shares” and, together with the Yucaipa Class A Shares, the “Yucaipa Shares”) was exchanged for a claim for a corresponding equity security in Merger Sub, which was contributed as a contribution in kind to TopCo in exchange for one ordinary share of TopCo (such ordinary shares, the “TopCo Ordinary Shares”) (provided that the 8,565,000 Yucaipa Class B Shares held by Yucaipa Acquisition Manager, LLC, a Delaware limited liability company (the “Sponsor”) entitled Sponsor to a claim for equity security in Merger Sub, which upon contribution in kind to TopCo, was exchanged for 9,815,000 TopCo Ordinary Shares); each outstanding warrant to acquire ordinary shares of Yucaipa became a warrant to acquire an equal number of TopCo Ordinary Shares (collectively, the “TopCo-Yucaipa Business Combination”);

•

immediately thereafter, TopCo issued TopCo Ordinary Shares, deemed under the Business Combination Agreement to have an aggregate value of $2,451,004,731, to the shareholders of SSU’s capital stock immediately prior to the Closing in exchange for the contribution by such shareholders of all of the paid up shares (Geschäftsanteile) of SSU (such exchange, the “Exchange”);

•	immediately after giving effect to the Exchange, TopCo changed its legal form to a Dutch public limited liability company (naamloze vennotschap); and

•

SSU consummated the acquisition of Mapil Topco Limited, a private company limited by shares incorporated in England and Wales (“Wiggle”, and such acquisition, the “Wiggle Acquisition”), substantially concurrently with the closing of the Business Combination in accordance with the terms of the definitive transaction agreement for the Wiggle Acquisition (the “Wiggle SPA”), which was signed concurrently with the Business Combination Agreement, pursuant to which upon the closing of the Wiggle Acquisition, on the closing date, (i) TopCo paid, or caused to be paid, a consideration in cash to the sellers under the Wiggle SPA, (ii) TopCo issued a number of TopCo Ordinary Shares equivalent to the Wiggle Equity Consideration (based on a share price of $10.00 per share), and (iii) within ten “Business Days” (as such term is defined in the Wiggle SPA) following the post-closing lock-up period described in the Wiggle SPA, TopCo shall pay, or shall cause to be paid to the seller under the Wiggle SPA, the Wiggle Deferred Cash Consideration (as defined in the Wiggle SPA).

Prior to the Business Combination, the Company did not conduct any material activities other than those incident to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings, and the establishment of Merger Sub. Upon the closing of the Business Combination, the Company became the direct parent of SSU, a sports ecommerce company comprised of a group of specialist sports webshops, which are powered by its sports commerce and technology platform.

On June 10, 2021, concurrently with the execution of the Business Combination Agreement, Ronald W. Burkle, Yucaipa and TopCo have entered into a subscription agreement (the “Ron Burkle Subscription Agreement”), pursuant to which, among other things, Mr. Burkle has agreed to subscribe for and purchase, and TopCo has agreed to issue and sell to Mr. Burkle, following the Merger, an aggregate of 5,000,000 TopCo Ordinary Shares for a purchase price of $10.00 per share, for aggregate gross proceeds of $50,000,000 (the “Ron Burkle Investment”), on the terms and subject to the conditions set forth in the Ron Burkle Subscription Agreement and the applicable Dutch Deed of Issue.

On June 10, 2021, concurrently with the execution of the Business Combination Agreement, Yucaipa and TopCo have also entered into subscription agreements (the “PIPE Subscription Agreements”) with certain third-party investors (each, a “PIPE Investor”). In addition, on October 7, 2021 and December 3, 2021, Yucaipa and TopCo entered into PIPE Subscription Agreements with certain new and current PIPE Investors. Pursuant to the PIPE Subscription Agreements, each PIPE Investor agreed to subscribe for and purchase, and TopCo agreed to issue and sell to such Third-Party Investors, immediately prior to the closing of the Business Combination, an aggregate of 39,700,000 TopCo Ordinary Shares (including the 5,000,000 shares issued in connection with the Ron Burkle Investment) for a purchase price of $10.00 per share, for aggregate gross proceeds of $397,000,000 (which includes the $50,000,000 subscription in connection with the Ron Burkle Investment), on the terms and subject to the conditions set forth in the applicable PIPE Subscription Agreement and the applicable Dutch Deed of Issue.

The TopCo Ordinary Shares and the Public Warrants are trading on the New York Stock Exchange (“NYSE”) under the symbols “SSU” and “SSU WS”, respectively.

Except as otherwise indicated or required by context, references in this Shell Company Report on Form 20-F (the “Report”) to “we”, “us”, “our”, “TopCo” or the “Company” refer to SIGNA Sports United N.V., a Netherlands public limited liability company (naamloze vennotschap), and its consolidated subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this Report, including the description of the transactions, agreements and other information contained herein and the exhibits hereto, as well as information incorporated by reference herein (collectively, this “Communication”) are not historical facts but are “forward-looking statements” for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results and benefits of the Company following the Business Combination, future opportunities for the Company, future planned products and services, business strategy and plans, objectives of management for future operations of the Company, market size and growth opportunities, competitive position, technological and market trends, and other statements that are not historical facts. These statements are based on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this Report, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.

Many actual events and circumstances are beyond the control of the Company. These statements are subject to a number of risks and uncertainties regarding Yucaipa’s businesses and the Business Combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to, general economic, political and business conditions; changes in domestic or foreign business, market, financial, political and legal conditions; the outcome of any legal proceedings that may be instituted against Yucaipa and SSU following the announcement of the Business Combination; failure to realize the anticipated benefits of the Business Combination, including difficulty in integrating the businesses of Yucaipa and SSU; the risk that the Business Combination disrupts current plans and operations the ability of the Company to grow and manage growth profitably and retain its key employees including its executive team; costs related to the Business Combination; the overall level of demand for the Company’s services; general economic conditions and other factors affecting the Company’s business; the Company’s ability to implement its business strategy; the Company’s ability to manage expenses; changes in applicable laws and governmental regulation and the impact of such changes on the Company’s business, the Company’s exposure to litigation claims and other loss contingencies; the risks associated with negative press or reputational harm; disruptions and other impacts to the Company’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; the Company’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, the Company’s technology infrastructure; changes in tax laws and liabilities; changes in legal, regulatory, political and economic risks and the impact of such changes on the Company’s business and those factors discussed in Yucaipa’s final prospectus relating to its initial public offering, dated July 29, 2020, and other filings with the SEC; and other factors discussed under the section titled “Risk Factors” in the Proxy Statement and Prospectus (the “Proxy Statement/Prospectus”), part of the Registration Statement on Form F-4 of the Company (Reg. No. 333-257685) (the “Registration Statement”), which section is incorporated herein by reference

Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements for many reasons, including the factors discussed under the “Risk Factors” section in the Proxy Statement/Prospectus. Accordingly, you should not rely on these forward-looking statements, which speak only as of the date of this Report. We undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Report or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks described in the reports we will file from time to time with the SEC after the date of this Report.

Although we believe the expectations reflected in the forward-looking statements were reasonable at the time made, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assume responsibility for the accuracy or completeness of any of these forward-looking statements. You should carefully consider the cautionary statements contained or referred to in this section in connection with the forward looking statements contained in this Report and any subsequent written or oral forward-looking statements that may be issued by the Company or persons acting on its behalf.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.	Directors and Senior Management

Information regarding the directors of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of TopCo After the Business Combination” and is incorporated herein by reference.

The executive officers of the Company after the closing of the Business Combination are:

Stephan Zoll (Chief Executive Officer): Dr. Stephan Zoll has served as Chief Executive Officer of SSU since early 2018. Prior to SSU, Mr. Zoll was President Online at Sears Holdings in 2016/2017 and has served as Vice

President and General Manager Germany at eBay from 2007 to 2016. He started his career in management consulting with Booz Allen & Hamilton in 1998 and left the consulting space as a partner of Oliver Wyman in 2007. He holds a PhD in Law from Ruprecht-Karls-University in Heidelberg, Ludwig-Maximilians-University in Munich and Harvard Business School. Age 51.

Alexander Johnstone (Chief Financial Officer): Mr. Johnstone has served as a Chief Financial Officer and as a member of the Management Board of SSU since March 2021. He previously served as a Director in the M&A group at Citigroup in London from 2020 focusing on advising companies in the TMT sectors. Prior to this, he held numerous positions within the Media and Communications Investment Banking team in New York from 2014 to 2020. Mr. Johnstone started his career with Citigroup in London in 2011, covering Emerging Markets Investment Banking. He holds a MSc in Physics from Imperial College London. Age 34.

Phillip Rossner (Chief Strategy Officer): Mr. Rossner has served as Chief Strategy Officer and member of the SSU Management Board since June 2018 and is responsible for Strategy, Corporate Development, and M&A. Mr. Rossner previously served as CEO of brands4friends – Private Sale GmbH, a leading online shopping club in Germany, from 2016 to 2018, and held various senior management positions at eBay from 2013 to 2016. Prior to that, Mr. Rossner worked at The Boston Consulting Group from 2005 to 2013, serving most recently as Project Leader in the Retail, Media and Consumer Goods, and Private Equity practice areas. Mr. Rossner holds a PhD from WHU – Otto Beisheim School of Management (Germany), an MBA from the University of Cincinnati (USA), and a Diploma degree from Passau University (Germany). Age 41.

Thomas Neumann (Chief Technology Officer): As CTO of SIGNA Sports United, Thomas is responsible for state-of-the-art technology to support the company’s international expansion plans and platform strategy. Age 42.

The business address for each of the non-executive directors and the executive director of the Company is Kantstrasse 164, Upper West, 10623 Berlin, Federal Republic of Germany.

B.	Advisers

Skadden, Arps, Slate, Meagher and Flom, LLP One Manhattan West, New York, NY 10001, United States, has acted as U.S. securities counsel for the Company and SSU and will continue to act as U.S. securities counsel to the Company following the closing of the Business Combination.

NautaDutilh N.V., Beethovenstraat 400 | 1082 PR Amsterdam, Netherlands, has acted as counsel for the Company and SSU with respect to Dutch law and will continue to act as counsel for the Company with respect to Dutch law following the closing of the Business Combination.

Skadden, Arps, Slate, Meagher and Flom, LLP TaunusTurm, Taunustor 1, 60310 Frankfurt am Main, Germany, has acted as counsel for the Company and SSU with respect to German law and will continue to act as counsel for the Company with respect to German law following the closing of the Business Combination.

C.	Auditors

For the financial years ended September 30, 2020 and 2019, KPMG AG Wirtschaftsprüfungsgesellschaft Tersteegenstrasse 19-23, 40474 Dusseldorf, Germany, has acted as independent registered public accounting firm for SSU.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Prior to the Business Combination, the Company had no material assets and did not operate any business. Following and as a result of the Business Combination, the business of the Company is conducted through SSU, its direct, wholly-owned subsidiary.

Selected financial information regarding SSU is included in the Proxy Statement/Prospectus under the section titled “Selected Historical Financial Data of SSU” and is incorporated herein by reference.

Unaudited pro forma condensed combined financial information appears in Exhibit 15.1 of this Report.

B.	Capitalization and Indebtedness

The following table sets forth the capitalization of the Company on an unaudited pro forma combined basis as of March 31, 2021, after giving effect to the Business Combination, the PIPE Financing and the Wiggle Acquisition.

As of March 31, 2021 (pro forma for Business Combination and PIPE Financing)	(€) in millions
Cash and cash equivalents	€85.6

Total liabilities	€483.7

Share capital	€46.4
Capital reserve	€1,162.9
Retained earnings	€(294.6)
Other reserves	€10.5

Total equity	€925.2

Total capitalization	€1,408.9

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

The risk factors related to the business and operations of SSU are described in the Proxy Statement/Prospectus under the sections titled “Risk Factors”, which is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

The legal name of the Company is SIGNA Sports United N.V. The Company was incorporated as a Dutch private limited liability corporation (besloten vennootschap met beperkte aansprakelijkheid) on May 19, 2021. As part of the Business Combination, the Company changed its legal form to a public limited liability company (naamloze vennootschap). The address of the registered office of the Company is Kantstrasse 164, Upper West 10623 Berlin, Federal Republic of Germany, and the telephone number of the Company is +49 (30) 700 108 900.

See “Explanatory Note” in this Report for additional information regarding the Company and the Business Combination. Certain additional information about the Company is included in the Proxy Statement/Prospectus under the section titled “Business of TopCo before the Business Combination” and is incorporated herein by reference. The material terms of the Business Combination are described in the Proxy Statement/Prospectus under the section titled “The Business Combination”, which is incorporated herein by reference.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of TopCo Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

The website address of the Company is https://signa-sportsunited.com/. The information contained on the website does not form a part of, and is not incorporated by reference into, this Report.

B.	Business Overview

Prior to the Business Combination, the Company did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings and the establishment of certain subsidiaries. Upon the closing of the Business Combination, the Company became the direct parent of, and conducts its business through SSU, a sports ecommerce company comprised of a group of specialist sports webshops, which are powered by its sports commerce and technology platform..

Information regarding the business of SSU is included in the Proxy Statement/Prospectus under the sections titled “Business of SSU and Certain Information about SSU” and “SSU’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which are incorporated herein by reference.

C.	Organizational Structure

Upon the closing of the Business Combination, SSU became a direct, wholly-owned subsidiary of the Company. The organizational chart of the Company is included on pages 32 and 33 of the Proxy Statement/Prospectus and is incorporated herein by reference.

D.	Real Property

SSU does not own any real property. Information regarding real property leased by SSU is included in the Proxy Statement/Prospectus under the section titled “Business of SSU and Certain Information about SSU—Real Property” and is incorporated herein by reference.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Following and as a result of the Business Combination, the business of the Company is conducted through SSU, its direct, wholly-owned subsidiary, as well as the direct, wholly owned subsidiaries of SSU.

The discussion and analysis of the financial condition and results of operations of SSU is included in the Proxy Statement/Prospectus under the section titled “SSU’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, which is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Information regarding the directors and executive officers of the Company after the closing of the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of TopCo After the Business Combination” and is incorporated herein by reference. Executive officer information can also be found in this Report in Item 1(A).

B.	Compensation

Information regarding the compensation of the directors and executive officers of the Company after the closing of the Business Combination, including a summary of the Omnibus Equity Incentive Plan, which was approved by the shareholders of the Company on December 14, 2021, is included in the Proxy Statement/Prospectus under the section titled “Management of TopCo After the Business Combination” and is incorporated herein by reference.

Upon the consummation of the Business Combination, the Company entered into indemnification agreements with its directors and executive officers. Information regarding such indemnification agreements is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Transactions—SSU Relationships and Related Party Transactions—Indemnification Agreements” and is incorporated herein by reference.

C.	Board Practices

Information regarding the board of directors of the Company subsequent to the Business Combination is included in the Proxy Statement/Prospectus under the section titled “Management of TopCo After the Business Combination” and is incorporated herein by reference.

D.	Employees

Following and as a result of the Business Combination, the business of the Company is conducted through SSU, its direct, wholly-owned subsidiary, as well as the direct, wholly owned subsidiaries of SSU.

Information regarding the employees of SSU is included in the Proxy Statement/Prospectus under the section titled “Business of SSU and Certain Information about SSU—Employees” and is incorporated herein by reference.

E.	Share Ownership

Information regarding the ownership of TopCo Ordinary Shares by our directors and executive officers is set forth in Item 7.A of this Report and the Proxy Statement/Prospectus under the section titled Management of TopCo After the Business Combination.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information relating to the beneficial ownership of our TopCo Ordinary Shares as of the Closing Date by:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding TopCo Ordinary Shares;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.

The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (i) the exercise of any option, warrant or right, (ii) the conversion of a security, (iii) the power to revoke a trust, discretionary account or similar arrangement, or (iv) the automatic termination of a trust, discretionary account or similar arrangement. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, ordinary shares subject to options or other rights (as set forth above) held by that person that are currently exercisable, or will become exercisable within 60 days thereafter, are deemed outstanding, while such shares are not deemed outstanding for purposes of computing percentage ownership of any other person. Each person named in the table has sole voting and investment power with respect to all of the TopCo Ordinary Shares shown as beneficially owned by such person, except as otherwise indicated in the table or footnotes below.

The percentage of TopCo Ordinary Shares beneficially owned is computed on the basis of 334,473,371 TopCo Ordinary Shares outstanding on the Closing Date, after giving effect to the Business Combination and the PIPE Financing, and does not include 17,433,333 TopCo Ordinary Shares issuable upon the exercise of the TopCo Warrants that will remain outstanding following the Business Combination.

Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all TopCo Ordinary Shares beneficially owned by them. To our knowledge, no TopCo Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Beneficial Owner	Number of TopCo Ordinary Shares		Percentage of All Ordinary Shares
Executive Officers, Directors and Director Nominees
Stephan Zoll	1,293,200	(1)	*
Alexander Johnstone
Philipp Rossner
Thomas Neumann
Mike Özkan
Wolfram Keil
Dieter Berninghaus
Richard d’Abo
Dr. Martin Wittig
Christoph Keese
Thomas Rudolph
All executive officers and directors as a group (11 persons)	1,293,200		*
Other 5% Shareholders
Bridgepoint Europe IV (Nominees) Limited(2)	24,449,937		7.30%
SIGNA International Sports Holding GmbH(3)	166,740,623		49.86%
R+V Lebensversicherung(4)	23,449,533		7.01%

*	Indicates beneficial ownership of less than 1% of total outstanding TopCo Ordinary Shares.

(1)	Assumes the options provided to Stephan Zoll under the Option Agreement entered into by and between the Company and Stephan Zoll on June 10, 2021 have been exercised.

(2)

Consists of ordinary shares held by Bridgepoint Europe IV (Nominees) Limited on behalf of certain limited partnerships comprising the Bridgepoint Europe IV Fund (the “Limited Partnerships”). Each of the Limited Partnerships is managed by Bridgepoint Advisers Limited. Bridgepoint Advisers Limited has the power to control voting and investment decisions and may therefore for these purposes be deemed to beneficially own the ordinary shares held by Bridgepoint Europe IV (Nominees) Limited. Bridgepoint Advisers Limited is overseen by a board of directors that acts by majority approval. The registered office of Bridgepoint Advisers Limited is 95 Wigmore Street, London, W1U 1FB.

(3)

As the sole managing director of SISH, Wolfram Keil has representation over such securities. The business address of SISH is Maximiliansplatz 12, 80333 Munich, Federal Republic of Germany. The shareholding of SISH includes 160,764,955 Shares held directly by SISH (representing 48.07% of the outstanding Shares) and 5,975,668 shares held by SISH Beteiligung GmbH & Co. KG (representing 1.79% of the outstanding Shares). SISH Beteiligung GmbH & Co. KG is a German limited liability partnership (Kommanditgesellschaft) wholly owned and controlled by SISH both of which are under common control of SIGNA Retail Sports Holding GmbH Bärengasse 29, 8001 Zurich, Switzerland. The majority of the share capital of SIGNA Retail Sports Holding GmbH is held by SIGNA Retail Selection AG, Bärengasse 29, 8001 Zurich, Switzerland; all of the share capital of SIGNA Retail Selection AG is held by SIGNA Retail GmbH, Freyung 3, 1010 Vienna, Austria; the majority of the share capital of SIGNA Retail GmbH is held by SIGNA Holding GmbH, Maria-Theresien-Straße 31, 6020, Austria; the majority of the share capital of SIGNA Holding GmbH is held by Supraholding GmbH & Co. KG, Maria-Theresien-Straße 31, 6020, Austria and the majority of the share capital of Supraholding GmbH & Co. KG is held, directly or indirectly, by Familie Benko Privatstiftung, Maria-Theresien-Straße 31, 6020, Austria. Each of the foregoing entities may be deemed to beneficially own 166,740,623 TopCo Shares.

(4)

R+V Lebensversicherung AG is governed by a five member management board. The board members are Claudia Andersch, Jens Hasselbächer, Marc René Michallet, Tillmann Lukosch and Julia Merkel. Claudia Andersch, Jens Hasselbächer and Marc René Michallet each have joint power of representation over such securities with another member of the management board. Tillmann Lukosch and Julia Merkel have joint power of representation over such securities together with another member of the management board or one of the procurists of the company. The business address of R + V Lebensversicherung AG is Raiffeisenplatz 1, 65189 Wiesbaden, Federal Republic of Germany. The shareholding of R+V Lebensversicherung includes 3,126,609 Shares held directly by R+V Versicherung AG (representing 0.93% of the outstanding Shares) and 20,322,924 shares held by R+V Lebensversicherung (representing 6.08% of the outstanding Shares). R+V Lebensversicherung is a German stock corporation (Aktiengesellschaft) indirectly wholly owned and controlled by R+V Versicherung AG. Both of R+V Versicherung AG and R+V Lebensversicherung are under common control of DZ Bank AG Deutsche Zentral-Genossenschaftsbank, Platz der Republik, Frankfurt am Main, Germany.

B.	Related Party Transactions

Information regarding certain related party transactions is included in the Proxy Statement/Prospectus under the section titled “Certain Relationships and Related Transactions” and is incorporated herein by reference.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

See Item 18 of this Report for consolidated financial statements and other financial information.

Information regarding legal proceedings involving the Company and SSU is included in the Proxy Statement/Prospectus under the sections titled “Business of TopCo before the Business Combination—Legal Proceedings” and “Business of SSU and Certain Information About SSU— Legal Proceedings”, respectively, and is incorporated herein by reference.

B.	Significant Changes

A discussion of significant changes since September 30, 2019 and 2020, respectively, is provided under Item 4 of this Report and is incorporated herein by reference.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

NYSE Listing of TopCo Ordinary Shares and TopCo Public Warrants

The TopCo Ordinary Shares and Public Warrants are listed on NYSE under the symbols SSU and SSU WS, respectively. Holders of TopCo Ordinary Shares and Public Warrants should obtain current market quotations for their securities. There can be no assurance that the TopCo Ordinary Shares and/or Public Warrants will remain listed on NYSE. If the Company fails to comply with the NYSE listing requirements, the TopCo Ordinary Shares and/or Public Warrants could be delisted from NYSE. A delisting of the TopCo Ordinary Shares will likely affect the liquidity of the TopCo Ordinary Shares and could inhibit or restrict the ability of the Company to raise additional financing.

Lock-up Agreements

Information regarding the lock-up restrictions applicable to the TopCo Ordinary Shares is included in the Proxy Statement/Prospectus under the section titled “The Business Combination Agreement and Ancillary Documents—Lock-Up Agreements” and is incorporated herein by reference.

TopCo Public Warrants

Upon the completion of the Business Combination, there were 17,433,333 Public Warrants outstanding, 5,933,333 of which were warrants issued to Yucaipa Sponsor to acquire Class A Shares outstanding, at an initial exercise price of $11.50 per share, that became Public Warrants at Closing. The Public Warrants, which entitle the holder to purchase one TopCo Ordinary Share at an exercise price of $11.50 per share, will become exercisable 30 days after the completion of the Business Combination. The Public Warrants will expire five years after the completion of the Business Combination or earlier upon redemption or liquidation in accordance with their terms.

B.	Plan of Distribution

Not applicable.

C.	Markets

The TopCo Ordinary Shares and Public Warrants are listed on NYSE under the symbols SSU and SSU WS, respectively. There can be no assurance that the TopCo Ordinary Shares and/or Public Warrants will remain listed on NYSE. If the Company fails to comply with the NYSE listing requirements, the TopCo Ordinary Shares and/or Public Warrants could be delisted from NYSE. A delisting of the TopCo Ordinary Shares will likely affect the liquidity of the TopCo Ordinary Shares and could inhibit or restrict the ability of the Company to raise additional financing.

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

We are authorized to issue 1,662,500,000 TopCo Ordinary Shares, each with a nominal value of €0.12.

As of December 14, 2021, subsequent to the closing of the Business Combination, there were 334,473,371 TopCo Ordinary Shares outstanding. Additionally, there were 17,433,333 TopCo Warrants outstanding, each of which entitle the holder to purchase one TopCo Ordinary Share at an exercise price of $11.50 per share. As of December 14, 2021, we held no TopCo Ordinary Shares as treasury shares.

Information regarding our share capital is included in the Proxy Statement/Prospectus under the section titled “Description of TopCo Securities” and is incorporated herein by reference.

B.	Memorandum and Articles of Association

Information regarding certain material provisions of the articles of association of the Company is included in the Proxy Statement/Prospectus under the section titled “Description of TopCo Securities and Articles of Association” and is incorporated herein by reference.

C.	Material Contracts

Information regarding certain material contracts is included in the Proxy Statement/Prospectus under the sections titled “The Business Combination Agreement and Ancillary Documents”, “Certain Relationships and Related Transactions”, and “Business of SSU and Certain Information About SSU”, and are incorporated herein by reference.

D.	Exchange Controls and Other Limitations Affecting Security Holders

Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to applicable resolutions adopted by the United Nations, regulations of the European Union, the Sanctions Act 1977.

(Sanctiewet 1977), national emergency legislation, or other legislation, applicable anti-boycott regulations and similar rules. Pursuant to the Dutch Foreign Financial Relations Act 1994 (Wet financiële betrekkingen buitenland 1994) entities could be obliged to provide certain financial information to the Dutch Central Bank for statistical purposes only. The European Directive Mandatory Disclosure Rules (2011/16/EU) in relation to cross-border tax arrangements can provide for future notification requirements. There are no special restrictions in our articles of association or Dutch law that limit the right of shareholders who are not citizens or residents of the Netherlands to hold or vote shares.

Under German law, there are no exchange controls restricting the transfer of funds between Germany and other countries or individuals subject to applicable restrictions concerning import or export control or sanctions and measures against certain persons, entities and countries subject to embargoes in accordance with German law and applicable regulations and resolutions adopted by the United Nations and the European Union.

Under German foreign trade regulation, with certain exceptions, every corporation or individual residing in Germany must report to the German Central Bank (Deutsche Bundesbank) on any payment received from or made to a non-resident corporation or individual if the payment exceeds € 12,500 (or the equivalent in a foreign currency). Additionally, certain corporations and financial institutions and individuals residing in Germany must report to the German Central Bank on any claims of a resident against, or liabilities payable to, a non-resident corporation or individual exceeding an aggregate of € 5 million (or the equivalent in a foreign currency) at the end of any calendar month. Resident corporations and individuals are also required to report annually to the German Central Bank on any stakes of 10% or more they hold in the equity of non-resident corporations with total assets of more than € 3 million. Corporations residing in Germany with assets in excess of € 3 million must report annually to the German Central Bank on any stake of 10% or more in the company held by an individual or a corporation located outside Germany.

E.	Taxation

Information regarding certain U.S. tax consequences of owning and disposing of TopCo Ordinary Shares and Public Warrants is included in the Proxy Statement/Prospectus under the section titled “Tax Considerations” and is incorporated herein by reference.

F.	Dividends and Paying Agents

The Company has never declared or paid any cash dividends and has no plan to declare or pay any dividends on TopCo Ordinary Shares in the foreseeable future. The Company currently intends to retain any earnings for future operations and expansion.

Under Dutch law, we may only pay dividends and other distributions from our reserves to the extent our shareholders’ equity (eigen vermogen) exceeds the sum of our paid-in and called-up share capital plus the reserves we must maintain under Dutch law or our articles of association and (if it concerns a distribution of profits) after adoption of our statutory annual accounts by our general meeting from which it appears that such dividend distribution is allowed. Subject to those restrictions, any future determination to pay dividends or other distributions from our reserves will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors we deem relevant.

Under our articles of association, our board of directors may decide that all or part of the profits shown in our adopted statutory annual accounts will be added to our reserves. After reservation of any such profits, any remaining profits will be at the disposal of the general meeting at the proposal of our board of directors for distribution on our ordinary shares, subject to applicable restrictions of Dutch law. Our board of directors is permitted, subject to certain requirements and applicable restrictions of Dutch law, to declare interim dividends without the approval of our general meeting. Dividends and other distributions shall be made payable no later than a date determined by us. Claims to dividends and other distributions not made within five years from the date that such dividends or distributions became payable will lapse and any such amounts will be considered to have been forfeited to us (verjaring).

Since the Company is a holding company, its ability to pay dividends will be dependent upon the financial condition, liquidity and results of operations of, and the receipt of dividends, loans or other funds from, its subsidiaries. The subsidiaries are separate and distinct legal entities and have no obligation to make funds available to the Company. In addition, there are various statutory, regulatory and contractual limitations and business considerations on the extent, if any, to which the subsidiaries of the Company may pay dividends, make loans or otherwise provide funds to the Company.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

Documents concerning the Company referred to in this Report may be inspected at the principal executive offices of the Company at Kantstraße 164, Upper West 10623 Berlin, Federal Republic of Germany.

The Company is subject to certain of the informational filing requirements of the Exchange Act. Since the Company is a “foreign private issuer”, it is exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and the officers, directors and principal shareholders of the Company are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of TopCo Ordinary Shares. In addition, the Company is not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. public companies whose securities are registered under the Exchange Act. However, the Company is required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Information regarding quantitative and qualitative disclosure about market risk is included in the Proxy Statement/Prospectus under the section titled “SSU’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures on Selected Risks” and is incorporated herein by reference.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Information pertaining to the TopCo Public Warrants is described under the heading “TopCo Public Warrants” in item 9.A above and is included in the Proxy Statement/Prospectus under the section titled “Description of TopCo Securities and Articles of Association” and is incorporated herein by reference.

PART II

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The audited consolidated financial statements of SSU are incorporated by reference to pages F-55–F-125 in Amendment No. 6 to the Registration Statement, filed with the SEC on November 24, 2021 (“Amendment No. 6”).

The unaudited interim condensed consolidated financial statements of SSU are incorporated by reference to pages F-128-–F-144 in Amendment No. 6.

The audited financial statements of Yucaipa are incorporated by reference to pages F-2–F-25 in Amendment No. 6.

The unaudited condensed interim financial statements of Yucaipa Acquisition Corporation are incorporated by reference to pages F-26–F-53 in Amendment No. 6.

The unaudited pro forma condensed combined financial statements of SSU and Yucaipa are attached as Exhibit 15.1 to this Report.

The audited consolidated financial statements of Mapil TopCo Limited are incorporated by reference to pages F-147–F-188 in Amendment No. 6.

The unaudited interim condensed consolidated financial statements of Mapil TopCo Limited are incorporated by reference to pages F-189-–F-205 in Amendment No. 6.

ITEM 19.	EXHIBITS

Exhibit

Number	Description

1.1	Deed of Conversion and Amendment of the Articles of Association of Signa Sports United B.V. into Signa Sports United N.V. (incorporated by reference to Annex E to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on July 2, 2021)

1.2	Existing Organizational Documents of Yucaipa (incorporated by reference to Annex C to Amendment No. 3 to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on July 2, 2021)

1.3	Deed of Incorporation of Signa Sports United B.V. (incorporated by reference to Annex D to Amendment No. 3 to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on July 2, 2021)

1.4	Board Rules of Signa Sports United B.V. (incorporated by reference to Annex F to Amendment No. 3 to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on July 2, 2021)

III-1

2.1	Form of Warrant Assignment, Assumption and Amendment Agreement (incorporated by reference to Annex N to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on July 2, 2021)

4.1	Business Combination Agreement, dated as of June 10, 2021, by and among Yucaipa Acquisition Corporation, Signa Sports United GMBH, Signa Sports United B.V., Olympics I Merger Sub, LLC and Signa International Sports Holding GMBH (incorporated by reference to Annex A to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on July 2, 2021)

4.2	Amendment No. 1 to Business Combination Agreement, dated as of July 9, 2021 (incorporated by reference to Exhibit 2.1 to Form 8-K filed with the SEC on July 7, 2021)

4.3	Amendment No. 2 to Business Combination Agreement, dated as of October 15, 2021 (incorporated by reference to Annex A to Amendment No. 2 to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on October 15, 2021)

4.4	Amendment No. 3 to Business Combination Agreement, dated as of December 3, 2021 (incorporated by reference to Exhibit 10.2 to Form 8-K filed with the SEC on December 6, 2021)

4.5	Plan of Merger (incorporated by reference to Annex B to Amendment No. 3 to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on July 2, 2021)

4.6	Form of Sponsor Letter Agreement (incorporated by reference to Annex J to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on July 2, 2021)

4.7	Form of SSU Lock-up Agreement (incorporated by reference to Annex G to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on July 2, 2021)

4.8	Form of Wiggle Seller Lock-up Agreement (incorporated by reference to Annex H to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on July 2, 2021)

4.9	Forward Purchase Agreement Amendment (incorporated by reference to Annex I to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on July 2, 2021)

4.10	Form of Sponsor Subscription Agreement (incorporated by reference to Annex K to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on July 2, 2021)

4.11	Form of Registration Rights Agreement (incorporated by reference to Annex M to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on July 2, 2021)

4.12	Form of PIPE Subscription Agreement (incorporated by reference to Annex L to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on July 2, 2021)

4.13	Form of Earn-Out Agreement (incorporated by reference to Annex O to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on July 2, 2021)

4.14	Shareholder Undertaking by Pre-Closing SSU Shareholders party There-To (incorporated by reference to Annex P to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on July 2, 2021)

4.15	Shareholder Undertaking by RSI S.C.S, SICAV-RAIF (incorporated by reference to Annex Q to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on July 2, 2021)

4.16	Shareholder Undertaking by Bayerische Beamten Lebensversicherung A.G. (incorporated by reference to Annex R to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on July 2, 2021)

4.17	TopCo CEO Service Agreement (incorporated by reference to Annex T to Amendment No. 1 to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on August 30, 2021)

III-2

4.18	Redemption Offset Agreement (incorporated by reference to Annex U to Amendment No. 2 to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on October 15, 2021)

4.19	SPA Variation Agreement (incorporated by reference to Annex V to Amendment No. 2 to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on October 15, 2021)

4.20	SPA Variation Agreement (incorporated by reference to Form 8-K filed with the SEC on December 6, 2021)

4.21	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and Yucaipa (incorporated by reference to Form S-1/A (Reg. No. 333-257685), filed with the SEC on July 29, 2020

15.1	Unaudited Pro Forma Condensed Combined Financial Statements of Signa Sports United B.V.

15.2	Consent of WithumSmith-Brown, PC, auditor to Yucaipa.

15.3	Consent of KPMG AG, Wirtschaftsprufungsgesellschaft, auditor to SSU.

15.4	Consent of KPMG LLP, auditor to Wiggle.

III-3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

SIGNA Sports United N.V.

December 20, 2021	By:	/s/ Stephan Zoll
Name: Stephan Zoll Title: Chief Executive Officer

III-4