Form 20-F
period 2022-09-30
SIGNA Sports United N.V.
filed 2023-02-07
CIK 1869858

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________
FORM 20-F
____________________________

(Mark One)
☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended September 30, 2022
OR
☐    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐    SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 001-41156
___________________________
SIGNA Sports United N.V.
(Exact name of Registrant as specified in its charter)
___________________________
The Netherlands
(Jurisdiction of incorporation or organization)
Kantstraße 164, Upper West
10623 Berlin, Federal Republic of Germany
Tel: +49 (30) 700,108,900
(Address of principal executive offices)
Stephan Zoll
+49 175 2905060
s.zoll@signa-sportsunited.com
Kantstraße 164, Upper West
10623 Berlin, Federal Republic of Germany
(Name, Telephone,E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value €0.12 per share	SSU	The New York Stock Exchange
Warrants to purchase ordinary shares	SSU-WT	The New York Stock Exchange
____________________________
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
____________________________
Indicate the number of outstanding shares of each of the issuer’s classes of capital stock or common stock as of the close of business covered by the annual report. Ordinary shares, nominal value €0.12 per share: 387,577,387
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T(§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, anon-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2of the Exchange Act.

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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule12b-2of the Exchange Act). Yes ☐ No ☒

Auditor Firm ID:	Auditor Name:	Auditor Location:
1021	KPMG AG Wirtschaftsprüfungsgesellschaft	Düsseldorf, Germany

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

As described below and more fully in “Item 4. Information on the Company — A. History and Development of the Company”, SIGNA Sports United N.V. became the parent of SIGNA Sports United GmbH effective December 14, 2021. Financial and other information for periods preceding this date refer to SIGNA Sports United GmbH together with its subsidiaries. References to the “Company,” “we,” “our,” or “us” generally refer to SIGNA Sports United N.V. and, as the case may be and the context so indicates, SIGNA Sports United GmbH together with its subsidiaries, (ii) references to “SSU” refer solely to SIGNA Sports United GmbH, a German limited liability company (Gesellschaft mit beschränkter Haftung), including, as the case may be, its consolidated subsidiaries, and (iii) references to “Wiggle” or “Wiggle Group” refer to Mapil Topco Limited. SIGNA Sports United N.V. is a Dutch public limited liability company (naamloze vennootschap) incorporated as a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) on May 19, 2021. SIGNA Sports United N.V. was converted into a Dutch public limited liability company and became the holding company of SSU, an online sports specialty retailer focused on the product categories bike, tennis/racket sports, outdoor and team sport, on December 14, 2021. SIGNA Sports United N.V. has its business address and executive offices at Kantstraße 164, Upper West, 10623 Berlin, Federal Republic of Germany.
Trademarks, Service Marks
The SSU logo and other trademarks or service marks owned by us appearing in this annual report (the “Annual Report”) are the property of the Company. Solely for convenience, some of the trademarks, service marks, logos and trade names referred to in this Annual Report are presented without the ® and TM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This Annual Report contains additional trademarks, service marks and trade names of others, including the trademarks, trade names and logos of the recently acquired Wiggle Group. All trademarks, service marks and trade names appearing in this Annual Report are, to our knowledge, the property of their respective owners. We do not intend to use or display of other companies’ trademarks, service marks, copyrights or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements made in this Annual Report, including the description of the transactions, agreements and other information contained herein and the exhibits hereto, as well as information incorporated by reference herein are not historical facts but are “forward-looking statements” for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “could,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “suggests,” “targets,” “projects,” “forecast” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results and benefits of the Company following the Business Combination, future opportunities for the Company, future planned products and services, business strategy and plans, objectives of management for future operations of the Company, market size and growth opportunities, competitive position, technological and market trends, and other statements that are not historical facts. These statements are based on the current expectations of the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of the Company, which are all subject to change due to various factors including, without limitation, changes in general economic conditions as a result of the war in Ukraine, significant inflation, higher financing costs, an increase in energy costs, a negative consumer sentiment and COVID-19. Any such estimates, assumptions, expectations, forecasts, views or opinions, whether or not identified in this Annual Report, should be regarded as indicative, preliminary and for illustrative purposes only and should not be relied upon as being necessarily indicative of future results.
Forward-looking statements appear in a number of places in this Annual Report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, those identified under “Item 3. Key Information — D. Risk Factors.” The forward-looking statements in this Annual Report may include, without limitations, statements about:
•our future financial condition and operating results;
•our ability to remain in compliance with financial covenants under our financing arrangements;
•our ability to extend, renew or refinance our existing debt;
•our liquidity and losses from operations and projected cash flows and related impact on our ability to continue as a going concern;
•our growth, expansion and acquisition prospects and strategies, the success of such strategies, and the benefits we believe can be derived from such strategies;
•our ability to effectively manage our inventory and inventory reserves;
•impairments of our goodwill or other intangible assets;
•changes in consumer spending patterns and overall levels of consumer spending;
•our ability to further upgrade our information technology systems and infrastructure, including our accounting processes and functions, and other risks associated with the systems that operate our online retail operations;
•our ability to continue to remedy weaknesses in our internal controls;
•costs as a result of operating as a public company;
•our assumptions regarding interest rates and inflation;
•changes affecting currency exchange rates;
•continuing business disruptions arising from the on-going war in Ukraine and in the aftermath of the coronavirus pandemic;
•our financial condition and ability to obtain financing in the future to implement our business strategy and fund capital expenditures, acquisitions and other general corporate activities;
•estimated future capital expenditures needed to preserve our capital base;
•changes in general economic conditions in the Federal Republic of Germany (“Germany”), and the European Union and the Unites States of America, including changes in the unemployment rate, the level of energy and consumer prices, wage levels, etc.;

•the further development of online sports markets, in particular the levels of acceptance of internet retailing;
•our behavior on mobile devices and our ability to attract mobile internet traffic and convert such traffic into purchases of our goods;
•our ability to offer our customers an inspirational and attractive online purchasing experience;
•demographic changes, in particular with respect to Germany;
•changes in our competitive environment and in our competition level;
•the occurrence of accidents, terrorist attacks, natural disasters, fires, environmental damage, or systemic delivery failures;
•our inability to attract and retain qualified personnel, consultants and collaborators;
•political changes;
•changes in laws and regulations;
•our expectations relating to dividend payments and forecasts of our ability to make such payments; and
•other factors discussed in “Item 3. Key Information — D. Risk Factors” in this Annual Report.
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
In addition, statements such as “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this Annual Report. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and you are cautioned not to rely unduly on these statements.
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

v

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

D.    Risk Factors
Risk Factors Summary
Our business faces significant risks and uncertainties. You should carefully consider all of the information set forth in this Annual Report and in other documents we file with or furnish to the SEC, including the following risk factors, before deciding to invest in or to maintain an investment in our securities. Our business, as well as our reputation, financial condition, results of operations and share price, could be materially adversely affected by any of these risks, as well as other risks and uncertainties not currently known to us or not currently considered material. These risks include, among others, the following:
•We have incurred significant operating losses since our inception, and we foresee that we will not achieve profitability in the near to medium future.
•We rely to a significant extent on related party financings from our core shareholder to support the continued growth of our business, and in the future may not be able to raise needed capital on economically acceptable terms, or at all.
•Our failure to comply with covenants under our financing arrangements could result in the acceleration of our debt repayment obligations and an inability to borrow under our revolving credit agreements and therefore fund our operations.
•The implementation of our comprehensive operational alignment program in response to our significant operating losses and to improve our cash, liquidity and financial position may not deliver the intended results within the contemplated timeframe, or at all.
•We expect our revenue to continue to decline in the current fiscal year, and potentially also in the year after.
•We are aware of material control and accounting weaknesses in our current finance organization. If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, shareholders could lose confidence in our financial and other public reporting, which is likely to negatively affect our business and the market price of our Ordinary Shares.
•Our management team has limited experience managing a public company, in particular with operational and financial restructuring challenges, and related publicly traded company reporting, control, compliance and going concern requirements could continue to divert significant resources from the day-to-day management of our business.
•Our operating results have been, and could in the future be, adversely affected if we are unable to accurately forecast our future results of operations.
•We have been unable, and may be unable in the future, to manage our own inventory levels effectively resulting in liquidity challenges, lower margins, write-offs of inventories and / or reputational issues with customers and suppliers.
•Our business is to a significant extent subject to local seasonal revenue fluctuations which may further adversely affect our ability to accurately forecast and manage resources efficiently.

•We regularly pursue acquisitions, any of which could result in significant additional expenses, failure to achieve anticipated benefits, or failure to be properly integrated.
•Our consolidated goodwill has been materially impaired in the past, and our goodwill or other intangible assets may become impaired in the future, which has resulted and could result in the future in material non-cash charges to our results of operations.
•Our growth strategy includes entering new geographic markets and pursuing new business opportunities, developing new websites or apps, or offering new products, sales formats or services, and the related investments may not yield the targeted results.
•We may not be able to maintain or increase our net revenue per active customer. If our efforts to increase customer loyalty and repeat purchasing as well as maintain high levels of customer engagement are not successful, our growth prospects and net revenue will be adversely affected.
•Our business depends on search engines to attract a substantial portion of the customers who visit our sites. An increase in the cost of or in our reliance on search engine marketing or any decrease in the effectiveness of our search engine marketing could materially adversely affect our business.
•Our business depends on strong brands, which we might not be able to maintain or enhance and we may be subject to negative publicity, which could harm our business, financial condition, cash flows, results of operations and prospects.
•We are involved in and may pursue strategic relationships. We may have limited control over such relationships, and these relationships may not provide the anticipated benefits.
•We rely on third party suppliers for the products we sell and any deterioration in those business relationships or continuing supply chain disruptions may materially and adversely affect our business.
•We depend on third-party service providers for the fulfillment and distribution of our products to end customers.
•We are exposed to the risk of security breaches, including cyber-attacks, and unauthorized use of one or more of our websites, databases, online security systems or computerized logistics management systems.
•The sports retail industry in our markets is very competitive and our ability to compete depends on a large variety of factors both within and beyond our control.
•Negative developments in global and local economic conditions, including the effect of post COVID-19 pandemic or if new strains continue to develop as well as severe supply chain interruptions, could continue to adversely impact consumer spending in the sports retail industry as well as our results of operations and prospects.
•Our business may be materially adversely affected by any negative impact on the global economy and capital markets resulting from Russia’s invasion of Ukraine.
•Our supply chain and overall business may be materially adversely affected by any impositions or increase of tariffs as well as international trade regulations, resulting from any conflict escalation between China and Taiwan.
•We are subject to various regulations applying to e-commerce and tech businesses generally, including but not limited to regulations governing cyber security, data protection, consumer protection, product safety and trademarks, and future regulations might impose additional requirements and other obligations on our business.
•If the use of “cookie” tracking technologies is further restricted, regulated, or blocked, or if changes in technology cause cookies to become less reliable or acceptable as a means of tracking consumer behavior, the amount or accuracy of Internet user information we collect would decrease, which could harm our business and operating results.
•Product recalls, product liability claims and breaches of corporate social responsibility could harm our reputation and business.
•The market price and trading volume of our Ordinary Shares and Public Warrants may be volatile and could decline significantly.

Risks Related to Our Business Activities
We have incurred significant operating losses since our inception, and we foresee that we will not achieve profitability in the near to medium future.
We have not yet generated any consolidated net profit since our inception. In the fiscal year ended September 30, 2022, SSU’s group wide loss amounted to €565.7 million, €46.0 million in the fiscal year ended September 30, 2021 and €25.6 million in the fiscal year ended September 30, 2020. These losses are to a significant extent attributable to the costs associated with building and growing SSU’s business such as marketing expenses, geographic expansion and investments to further developing SSU’s platform and for the fiscal year ended September 30, 2022 to one-off expenses related to the share listing and the Business Combination pursuant to the Business Combination Agreement, dated June 10, 2021, by and among Yucaipa Acquisition Corporation (“Yucaipa”), SSU, the Company (formerly known as SIGNA Sports United B.V.), Olympics I Merger Sub, LLC (“Merger Sub”) and SIGNA International Sports Holding GmbH (“SISH”) (the

“Yucaipa Merger”). Our business plan is premised on our ability to benefit from the expected growth of, and increasing e-commerce penetration in, our regional markets. If our markets experience disruptive political or economic events or otherwise fail to grow, or if local governments restrain us from continuing to do business as SSU has done in the past or at all, our growth prospects may not materialize, which may negatively affect our profitability or may even force us to cease operating in certain regions. Even in a stable political and economic environment, we must invest significant resources into further integrating our businesses which we acquired during the past several years as well as for organic growth opportunities such as building relationships with sports brands, enhancing the customer experience, driving market campaigns to gain new and retain existing customers, improving and expanding our technology and fulfillment infrastructure and other areas in order to capitalize on any potential growth opportunities. These investments may prove more expensive than anticipated and may not yield the desired results. There can be no assurance that we will be able to achieve or maintain profitability in the future. Continued losses would have a material adverse effect on our business, financial condition, results of operations and prospects.
We rely to a significant extent on related party financings from our core shareholder to support the continued growth of our business, and in the future may not be able to raise needed capital on economically acceptable terms, or at all.
Since our inception, we have had negative operating cash flows and relied on external financing. The uncertain and volatile economic environment across our key regions, combined with significant funding needs and a loss-making business, have in the past limited and may in the future continue to reduce our options for raising additional capital, be it in the form of equity or debt financing. This uncertain and volatile environment may also negatively impact the accuracy of our budgeting and financial forecasting. As a consequence, we may not be able to correctly anticipate our capital requirements. Please also refer to “Our operating results have been, and could in the future be, adversely affected if we are unable to accurately forecast our future results of operations.” If we are not able to raise the required capital on economically acceptable terms, or at all, or fail to accurately project and anticipate our capital needs, we might have insufficient funds to meet our obligations and/or may be forced to limit or even scale back our operations, which may adversely affect our growth, business and market share and could ultimately lead to our inability to operate as a going concern or, ultimately, to insolvency.
While we raised significant capital in the Business Combination, we will require additional capital to finance our operations or the future growth of our business. We have been unable to raise any additional external third party financing following the Business Combination, and all of our additional funding needs were secured by one of our affiliates. SIGNA Holding GmbH (“SIGNA Holding”) provided us with two revolving credit facilities in the amount of €50.0 million each on May 3, 2022 and July 25, 2022 (the “SIGNA Holding RCF I” and “SIGNA Holding RCF II”, respectively, and together, the “SIGNA Holding RCFs”). In addition, we have issued a €100.0 million convertible bond to SIGNA Holding with a closing date on October 4, 2022 (the “Initial Convertible Bonds”), which was subsequently sold and transferred to our affiliate SIGNA European Invest Holding AG. Furthermore, on February 6, 2023, we received a commitment from SIGNA Holding to provide us with an equity-linked funding of an additional €130.0 million (the “SIGNA Holding Equity Commitment Letter”). The SIGNA Holding Equity Commitment Letter provides the Company with the right to issue and sell (put right) additional convertible bonds to SIGNA Holding in one or more tranches until and including September 30, 2024 for an aggregate additional principal amount of €130.0 million of newly issued convertible bonds (the “Additional Convertible Bonds”, and together with the Initial Convertible Bonds, the “Convertible Bonds”), at the same terms and conditions as the Initial Convertible Bonds, in one or more tranches until and including September 30, 2024 for an aggregate additional principal amount of €130.0 million of newly issued convertible bonds. The SIGNA Holding Equity Commitment Letter was required to address our very precarious liquidity situation since the beginning of our fiscal year ending September 30, 2023 fiscal year and to provide the Company with a going-concern perspective until mid-February 2024. Simultaneously with signing the SIGNA Holding Equity Commitment Letter, we entered into an amendment agreement to the SIGNA Holding RCF I with SIGNA Holding on February 6, 2023 (the “SIGNA Holding RCF I Amendment”). The purpose of the SIGNA Holding RCF I Amendment is to provide us with a bridge financing in the amount of up to €50.0 million until the respective tranches under the Additional Convertible Bonds have been issued and settled. Any amounts drawn under the additional €50.0 million in funding available to us under the amended SIGNA Holding RCF I will be repaid by issuing Additional Convertible Bonds in accordance with the terms and conditions of the SIGNA Holding Equity Commitment Letter to SIGNA Holding. If we choose to raise additional capital by issuing new shares, our ability to place such shares at attractive prices, or at all, depends on the condition of equity capital markets in general, the price of our shares in particular, and such share price may be subject to considerable fluctuation. In addition, the very low liquidity of our shares since the Business Combination (as defined below) may make it very difficult to raise capital from the capital markets whether by issuing new shares or equity-linked financial instruments, and we may therefore continue to depend on our affiliates in the future and not be able to effectively access such open markets until the liquidity of our shares increases significantly.
An inability to obtain capital on economically acceptable terms, or at all, could have a material adverse effect on the implementation of our business strategy, financial condition, results of operations and prospects.
Our failure to comply with covenants under our financing arrangements could result in the acceleration of our debt repayment obligations and an inability to borrow under our revolving credit agreements and therefore fund our operations.
The financing agreements between us and our lenders contain certain financial and other covenants, including covenants relating to net leverage, minimum adjusted EBITDA and minimum liquidity. Failure to maintain compliance with any of these covenants can result in the acceleration of our outstanding debt in its entirety, and may adversely affect our ability to obtain financing that may be necessary to effectively operate our business, grow the business going forward or to continue operating as a going concern.
We have been in breach of covenants under the revolving credit facility entered into on May 5, 2021, among SSU and its subsidiaries Internetstores Holding GmbH and internetstores GmbH as borrowers and guarantors and SIGNA Sport Online GmbH, Dolphin France SAS and Tennis-Point GmbH as guarantors entered into a €100.0 million revolving facility agreement with Landesbank Baden-Württemberg and other financial institutions as lenders, as subsequently amended, (the “LBBW RCF”) in the past which required covenant waivers from the lenders under the LBBW RCF. On January 26, 2023, we received waivers from the lenders under the LBBW RCF waiving the requirement to comply with the net leverage covenant through the period ending June 2024 and the minimum adjusted EBITDA covenant for the testing period ending on September 30, 2023 and maintaining the available liquidity covenant at €30 million for each testing date after March 31, 2023.
We may again be in breach of covenants or other contractual obligations contained in external financing agreements which we enter into in the future, which could trigger an event of default that may trigger immediate repayment of obligations or may lead to the seizure of collateral posted by us, all of which may adversely affect our business. Additional debt financing from independent third parties may also in the future not be easily available to us. Even if additional debt financing were available, such financing may require us to grant security in favor of the relevant lenders or impose other restrictions on our business and financial position. Moreover, if we raise additional capital through debt financing on unfavorable terms, this could adversely affect our operational flexibility and profitability. Such restrictions may adversely affect our operations and limit our ability to grow our business as intended.
The implementation of our comprehensive operational alignment program in response to our significant operating losses and to improve our cash, liquidity and financial position may not deliver the intended results within the contemplated timeframe, or at all.
In response to our significant recent operating losses and materially adverse effects on our liquidity position, we are working to develop and implement a comprehensive operational initiative to improve our operating performance and our cash, liquidity and financial situation and prospects. This operational alignment program includes measures to increase pricing and delivery thresholds; reduce assortment ranges; increase working capital efficiency; focus on own-brand development and cross-selling; reduce or exit brand marketing, non-profitable partnerships and offline activities; delay or cancel non-core capital investments; merge or exit business lines; reduce operational headcount and overhead to reflect an anticipated lower revenue base; and reconfigure our group organization, improve internal control systems and processes and accelerate the overall integration of our previously acquired operating businesses. If we cannot meet our cash flow and capital needs from these actions, we may be required to take additional steps such as further modifying our business strategy, delaying or cancelling contemplated capital expenditures and / or generally scaling back our business footprint and growth ambitions.
There can be no assurance that our plan to improve our operating performance and cash, liquidity and financial position will be successful or that we will be able to obtain additional financing on commercially reasonable terms, or at all. As a result, our liquidity and ability to timely pay our obligations when due could be adversely affected. In addition, any equity financing or equity linked securities that we may be required to issue in connection with any financing may be substantially dilutive to existing shareholders. Furthermore, our vendors may resist renegotiation or lengthening of payment and other terms through legal action or otherwise. If we are not able to timely, successfully or efficiently implement the strategies that we are pursuing to improve our operating performance and financial position, obtain alternative sources of capital or otherwise meet our liquidity needs, this may have a materially adverse impact on our business operations and prospects.
We expect our revenue to continue to decline in the current fiscal year, and potentially also in the year after.
SSU experienced significant growth in the past, with revenue increasing from €413.3 million in the fiscal year ended September 30, 2018 to €1,062.8 million in the fiscal year ended September 30, 2022, corresponding to a compound annual growth rate (“CAGR”) of 26.6%. Likewise, the number of site visits increased from 178.7 million in the fiscal year ended September 30, 2018 to 293.2 million in the fiscal year ended September 30, 2022, corresponding to a CAGR of 13.2%. The main contributor to this growth was as a result of inorganic growth through mergers and acquisition activities. However, there can be no assurance that we will be able to sustain these historic growth levels, or that we will continue to experience significant above-market growth or any growth at all. We currently anticipate minimal to negative growth rates in the near future due to reduced mergers and acquisitions activities, risks of recession, rising interest rates, inflation, increased shipping and air freight costs and declining customer discretionary spending in Europe and the United States. We anticipate declining growth rates over time, especially in our first-party e-commerce business, as we achieve higher market penetration rates in all markets in which we operate. As a consequence of this, our business performance will become increasingly dependent on our ability to achieve economies of scale by, among other things, using our operating leverage, increasing our fulfillment efficiencies and reducing marketing costs in relation to our revenue and to expand into adjacent business models and new strategies to maintain growth.
We have made and are continuing to make investments in optimizing and localizing our overall customer experience, our fulfillment and technology infrastructure and the development of mobile applications. However, there is no assurance that these efforts will be sufficient to grow our revenue or business in total or in relation to the costs we incur. In particular, there is no certainty that our revenue growth continues to be supported by an increasing shift from offline to online retail in the markets in which we operate (particularly in our bike vertical), which has been significantly driven by the COVID-19 pandemic and that our new services and offerings leveraging our platform capabilities for industry partners and other market participants will be successful and will lead to complementary growth. In addition, our revenue has been adversely impacted by supply chain disruption, which began in early 2021 and has had a significant negative impact on our ability to service the increased consumer demand for our products.
Although we expect our supply chain disruption to normalize, we cannot predict with certainty if and when the supply chain disruption will resolve and how demand for our products will develop in the light of a potential energy cost driven recession and inflation within the markets we operate in. If our efforts and strategies should prove to be unsuccessful, our revenue growth slows or if our revenue declines, this could have a material adverse effect on our business, financial condition, results of operations and prospects.

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
As a public company, we are required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that, or that are reasonably likely to, materially affect internal controls over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim consolidated financial statements will not be prevented or detected on a timely basis. Effective internal control over financial reporting is necessary for us to provide reliable financial reports and prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in our implementation could cause us to fail to meet our reporting obligations. In addition, any testing conducted by us, or any testing conducted by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which is likely to negatively affect our business and the market price of our Ordinary Shares. In connection with the audit of SSU’s consolidated financial statements for the fiscal years ended September 30, 2019 and 2020, SSU identified material weaknesses in SSU’s internal controls related to (i) the adequate number of individuals within its accounting and financial reporting function with sufficient training in IFRS and SEC reporting standards, (ii) the design and maintenance of formal and effective controls over certain general information technology controls for IT systems and (iii) control activities that are responsive to the identified fraud risks, including the risk of bias and management override of controls. In August 2021, SSU determined that due to such material weaknesses certain amounts included in the net cash flow from operating activities, net cash flow from investing activities and in the net cash flow from financing activities were misclassified. As a consequence, the 2020 net cash outflow from operating activities was overstated and the net cash outflow from investing activities was understated. In 2019, the net cash outflow from operating activities was overstated, the net cash outflow from investing activities was understated and the net cash inflow from financing activities was understated. The errors have been corrected by restating each of the affected cash flow statement line items in SSU’s consolidated financial statements for the fiscal years ended September 30, 2020 and 2019 and the affected cash flow items in SSU’s unaudited interim condensed consolidated financial statements as of and for the six-month period, respectively.
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

During the fiscal year ended September 30, 2022, we have taken measures to partially remedy such material weaknesses. However, the following material weaknesses existed as of September 30, 2022: (i) the adequate number of individuals within the accounting and financial reporting function with sufficient training in IFRS and SEC reporting standards, (ii) the design and maintenance of formal and effective controls over certain general information technology controls for IT systems, (iii) the design and maintenance of effective controls to ensure the appropriateness of the estimate of the recoverable amount of goodwill and indefinite-lived intangible assets, (iv) the design and maintenance of month end close and journal entries process controls (v) the ability of our business to timely and appropriately communicate unexpected or new transactions to the finance function and the lack of timely and appropriate assessment of the related accounting implications of these transactions, and (vi) the design and maintenance of effective process monitoring system at our newly acquired subsidiary WCRC. These material weaknesses will remain until the necessary controls have been fully implemented and are operating effectively.
Notwithstanding the actions already taken, management’s attention may be diverted from other business concerns and we may be required to hire and train additional employees or engage outside consultants to comply with these requirements and additional Sarbanes-Oxley Act requirements applicable to us in the future, which would increase costs and expenses. Any compliance failure could harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects. For further information please refer to the risk factors entitled “Our management team has limited experience managing a public company, and publicly traded company reporting and compliance requirements could divert resources from the day-to-day management of our business.”
We will be required to disclose changes made in our internal controls and procedures and our management will be required to assess the effectiveness of these controls annually. As long as we are an “emerging growth company” under the JOBS Act, an independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act. An independent assessment of the effectiveness of our internal controls could detect problems that our management’s assessment might not. Undetected material weaknesses in our internal controls could lead to financial statements restatements and require us to incur the expense of remediation. The Company currently expects that it may no longer qualify as an “emerging growth company” under the JOBS Act as of the end of the fiscal year 2023 and that the exemptions now applicable to it will then no longer be available.

Our management team has limited experience managing a public company, in particular with operational and financial restructuring challenges, and related publicly traded company reporting, control, compliance and going concern requirements could continue to divert significant resources from the day-to-day management of our business.
Our management team has limited experience managing a publicly traded company, in particular with the current operational and financial restructuring challenges of SSU, and complying with the increasingly complex laws pertaining to such situations and US-listed public companies generally. These obligations require substantial attention from our management team and are likely to continue to divert their attention away from the day-to-day management of our business.
We may be required to hire and train additional employees or engage outside consultants to meet such challenges and comply with these and additional Sarbanes-Oxley Act requirements applicable to us in the future, which would increase costs and expenses. Any related compliance failure, litigation or going concern issue could harm our reputation and have a material adverse effect on our business, financial condition, results of operations and prospects. Compliance with all applicable laws, rules and regulations, including necessary interactions with external auditors and legal counsel, will increase our legal and financial compliance costs and may make some activities more time-consuming than they were previously. For example, our accounting, controlling, legal or other corporate administrative functions may not be capable of responding to these additional requirements without difficulties and inefficiencies that may cause us to incur significant additional expenditures and/or expose us to legal, regulatory or civil costs or penalties. Any non-compliance could result in significant fines or other penalties. To secure compliance it may become necessary to hire further employees or purchase outside services which may in turn interfere with our lean organizational set-up, increase our costs and expenses, and may therefore have a material adverse effect on the operation of our business as well as on our financial condition.
Our operating results have been, and could in the future be, adversely affected if we are unable to accurately forecast our future results of operations.
From time to time, we may release earnings guidance, financial goals or other forward-looking statements in our earnings releases, earnings conference calls or otherwise regarding our future performance that represent our management’s estimates as of the date of the release. Some or all of the assumptions of any future guidance or financial goals that we furnish may not materialize or may vary significantly from actual future results. For example, our ability to meet our cash flow positive targets is subject to a number of assumptions and uncertainties, including, without limitation, our ability to reduce costs and achieve positive gross margins; our ability to meet certain revenue and operating expense targets, which may be subject to factors beyond our control; and our ability to monetize inventory and manage working capital.
Our ability to accurately forecast our future results of operations is limited and subject to a number of risks and uncertainties. Our historical revenue growth should not be considered indicative of our future performance and our revenue growth could slow or our revenue could decline for a number of reasons, including slowing demand for our products, increasing competition from our market competitors and new market entrants, and a decrease in the growth of our overall market. If our assumptions regarding these risks and uncertainties and our future revenue growth are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, and our business could suffer.
We have been unable, and may be unable in the future, to manage our own inventory levels effectively resulting in liquidity challenges, lower margins, write-offs of inventories and/ or reputational issues with customers and suppliers.
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
In addition, we have in the last year misjudged, and may misjudge in the future, the demand for our product offering due to changing customer preferences, which led to inventory levels which materially adversely affected our liquidity position and profitability margin. In the last several months we also discovered several errors in one of our material subsidiaries’ internal financial reporting as a result of non-fully automated accounting control procedures and systems, which further negatively contributed to our distressed liquidity situation. We therefore have faced, and may continue to face, the risk of carrying excess inventory which we are unable to sell during the relevant selling seasons, or only by offering significant discounts. In addition, significant discounting may damage both our relationship with suppliers whose products we sell at discounts as well as our own brands. We generally do not have the right to return unsold products to our brand partners. As a result, our loss contingencies may include liabilities for contracts that we cannot cancel, reschedule or adjust with suppliers or partners. In addition, we may deem it necessary or advisable to renegotiate agreements with our supply partners in order to scale our inventory with demand. Disputes with our supply partners regarding our agreements could result in litigation, which could result in adverse judgments, settlements or other litigation-related costs as well as disruption to our supply chain and require management’s attention.

If we continue to fail to anticipate and respond in a timely manner to changing consumer preferences, to establish fully automated accounting control procedures also at our material subsidiaries and to adjust our purchases and inventory accordingly, this may result in reputational harm and damaged customer relationships, lost sales, sales at lower than anticipated margins and/or write-offs on inventories, any of which would have a material adverse effect on our business, financial condition and results of operations.
Our business is to a significant extent subject to local seasonal revenue fluctuations which may further adversely affect our ability to accurately forecast and manage resources efficiently.
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
As part of our business strategy, we regularly engage in acquisitions of other companies, businesses or assets. Acquisitions involve numerous risks, any of which could harm our business, including but not limited to:
•difficulties in integrating the technologies, operations, existing contracts and personnel of acquired businesses;
•difficulties in supporting, retaining and transitioning customers or suppliers of an acquired company;
•diversion of financial and management resources from existing operations or alternative acquisition opportunities;
•failure to realize the anticipated benefits or synergies of a transaction;
•failure to identify all of the problems, liabilities or other shortcomings or challenges of an acquired company or technology, including issues related to intellectual property, regulatory compliance, accounting practices or employee or customer issues;
•risks of entering new product categories or markets in which we have limited or no experience;
•potential loss of key employees, customers and suppliers from either our current business or an acquired company’s business;
•inability to generate sufficient net revenue, profits and/or financial benefits to offset acquisition costs;
•additional costs or equity dilution associated with funding the acquisition; and
•potential write-offs or impairment charges relating to acquired businesses.
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
Our consolidated goodwill has been materially impaired in the past, and our goodwill or other intangible assets may become impaired in the future, which has resulted and could result in the future in material non-cash charges to our results of operations.

We have accumulated a substantial amount of goodwill and other intangible assets resulting from the Business Combinations, which remain subject to impairment. In our fiscal year ended September 30, 2022, we recognized €243.7 million of impairment charge to goodwill at our material subsidiary TopCo Limited (“Wiggle Group”) in connection with a write-down of intangible assets. We have been required and will be required in the future under the guiding principles of IFRS to perform at least annually, or whenever events or changes in circumstances triggering events indicate a potential impairment to the carrying value as defined by IFRS. Accordingly, we evaluate our goodwill for impairment based on the recoverable value, being the higher of fair value less costs to sell and value in use, of the cash generating units to which goodwill has been allocated. Estimated fair values could change if there are changes in the consolidated company’s capital structure, cost of debt, interest rates, capital expenditure levels, operating cash flows or market capitalization. Impairments of goodwill or other intangible assets have resulted in the past fiscal year, and could result in the future, in material non-cash charges to the consolidated company’s results of operations which may have a material adverse effect on our business operations, financial condition and prospects.
If we are unable to manage our growth effectively, this could have a material adverse effect on our business, financial condition, cash flows, results of operations and prospects.
While we have taken steps to further enable the scalability of our business, our underlying businesses continue to operate, to a large degree, as separate entities. One of our primary operational targets is to create a more integrated e-commerce and technology platform across our businesses as well as integrated back-office functions to enable us to realize revenue and cost-saving synergies. If we experience growth at similar or higher levels than currently envisaged, we may be required to further upscale our technical IT-platform as well as expand and improve our fulfillment infrastructure, enterprise resource planning, logistics, customer service and related functions beyond what is currently planned to further support the growth and harmonization of our e-commerce and technology platform. Our existing teams may not be adequately staffed to handle an increase in the workload and we might not be able to recruit appropriate qualified personnel, especially in IT, on an adequate scale. Please also refer to: “We may be unable to attract, train, motivate and retain suitably qualified personnel and to maintain good relationships with our workforce.” In addition, our workforce management may prove insufficient for our expanding business and growth plans. Our continued growth strategy therefore depends on our ability to hire new and qualified personnel in the near future and there is no guarantee that we will be able to hire the required number of employees with the adequate qualifications to expand our business in a timely manner and on acceptable terms.
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
In addition, an expansion of our e-commerce and technology platform, in particular our IT-infrastructure, as well as our relationships with a growing number of third parties and a growing workforce will make our operations more complex and challenging. There is no guarantee that we will be able to meet such challenges and the risk of disruptions and compliance violations may increase.
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
As part of our growth strategy we continuously search for opportunities to expand into new geographic markets, such as recently into the United Kingdom and the United States of America (“United States” or “U.S.”) as a result of the acquisition of Midwest Sports, Wiggle and Tennis Express as well as the launch of three new online shops for the US bike market.. While we have experience with entering into new markets, we need to tailor our offering to the specific circumstances of every new geography which results in significant investments. However, we may not be able to reach our strategic goals for these new markets or these markets may prove less attractive than anticipated. If we launch but fail to generate satisfactory returns from any such initiative, it could have a material adverse effect on our business, financial condition, results of operations and prospects.
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

We may not be able to maintain or increase our net revenue per active customer. If our efforts to increase customer loyalty and repeat purchasing as well as maintain high levels of customer engagement are not successful, our growth prospects and net revenue will be adversely affected.
Our ability to grow our business depends on our ability to retain our existing customer base and generate increased net revenue and repeat purchases from this customer base and maintain high levels of customer engagement. To do this, we must continue to provide our customers and potential customers with a convenient, and efficient shopping experience whilst maintaining a high-quality and diverse portfolio of products and services. If we fail to increase net revenue per active customer, generate repeat purchases or maintain high levels of customer engagement, our growth prospects, operating results and financial condition could be adversely affected.
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
In addition, since many of our products are supplied by third-party suppliers, we may also receive negative publicity in case of inappropriate actions of our suppliers (e.g., violations of product safety regulation, environmental standards, labor laws or a use of child and slave labor). While we target to delist any products or suppliers who fail to meet our contractually agreed performance standards, there is no guarantee that we will be able to address any such concerns in a timely manner, or at all.
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
A portion of our business is generated by customers clicking on search results displayed by search engines, such as Google, Yahoo or Bing. These search engines typically provide two types of results: algorithmic and purchased listings. Algorithmic listings cannot be purchased and instead are determined and displayed solely by a set of formulas designed by the search engine provider. Purchased listings can be purchased by companies and other entities in order to attract users to their sites. We rely on both algorithmic and purchased listings to attract a substantial portion of the customers that we serve. The cost of purchased search listing advertising may increase as demand for such advertising channels grows, and further increases may have a negative impact on our ability to maintain or increase profitability. Furthermore, search engines revise their algorithms from time to time in an attempt to optimize their search result listings and to maximize the advertising revenue generated by those listings. Innovations at search engines and online retailers, such as the Google “Buy” button or voice assistance, such as Amazon Alexa, may no longer channel customers to our websites in order to purchase products, which may result in reduced site traffic, fewer repeat customers and fewer overall orders. Search engines may also place websites on a “blacklist” or remove them from their indices for example due to poor search engine optimization. We cannot guarantee that a removal of any of our websites by Google, Yahoo, Bing or another search engine will not happen in the future or that we will be able to adapt to changes in search engine providers’ algorithms in a timely manner.
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
The delivery of our products and services depends on the ability of third-party internet service companies to provide internet access and maintain reliable networks with the necessary speeds, data capacity and security. Changes in access fees to users may materially adversely affect the ability or willingness of users to access our content. A departure from “net neutrality” (the principle that all forms of internet traffic (i.e., video, telephony and text) are subject to equal treatment in transmission speed and quality) in the markets in which we operate, for example, could result in increased costs to our business. These factors are out of our control and the manifestation of any of them could have a material adverse effect on our business, financial condition, cash flows, results of operations and prospects.
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
We have made significant investments related to brand awareness, customer acquisition and customer loyalty, and we expect to continue to spend significant amounts to attract new and retain existing customers. For example, we have incurred and will continue to incur significant expenses in marketing through a broad range of media to attract website and app traffic, to increase customer loyalty and repeat purchases in order to increase revenue and maintain our brand awareness and recognition. These expenses include cost of marketing relating primarily to search engine advertising, costs for TV commercials and costs for price comparison websites. Our decisions regarding investments in customer acquisition substantially depend upon our analysis of the conversion rates and customer lifetime value to customer acquisition cost ratios as well as first order profitability generated from customers we acquired in earlier periods. There can be no assurance that our assumptions regarding required customer acquisition investment and resulting net revenue from such customers, including those relating to the effectiveness of our marketing expenditures, will prove to be correct or that our marketing efforts and other promotional activities will achieve what we consider to be an optimal mix of advertising and marketing at a cost we consider to be economically viable. Furthermore, we cannot guarantee that certain methods of advertising that we currently utilize will not become less effective, be prohibited or otherwise be unavailable to us in the future. Our online partners might be unable to deliver the anticipated number of customer visits or impressions, or visitors that are attracted to our websites by such campaigns might not make purchases as anticipated by us.
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
The recognition and reputation of our brands, in particular “Tennis-Point”TM, “TennisPro”TM, “Tennis Express”TM, ”fahrrad.de”TM, “Bikester”TM, “Brügelmann”TM, “Probikeshop”TM, “Wiggle”TM, “Chain-Reaction-Cycles”TM, “Addnature”TM, and “Campz”TM, among customers and suppliers are critical for the growth and continued success of our business as well as for our competitiveness in our target product categories and markets. Maintaining leading brands is particularly important in the multi-brand sports e-commerce industry, and competition among online retailers typically favors the market participants with the strongest brands. While less well-known brands may also be able to operate profitably, the market participant with the strongest brand typically captures a very large market share. In this regard, we depend on our multi-brand strategy, where each individual brand is well known though not necessarily maintaining a leading market position in respect of such brand. Therefore, any developments, such as the legal dispute concerning the use of our brand “Tennis-Point”TM in the United States could materially adversely affect our business. Please also refer to “Third parties might accuse us of infringing their intellectual property rights”.

As competition in the sports e-commerce markets intensifies, we anticipate that maintaining and enhancing our brands will become increasingly difficult and expensive, and investments to increase the value of our brands may not be successful. Many factors, some of which are beyond our control, are important for maintaining and enhancing our brands, including our ability to:
•compile an attractive sports and sports-related product offering sold at attractive prices;
•increase brand awareness through marketing and brand promotion activities;
•preserve and improve our reputation;
•increase purchase frequency;
•maintain and improve customer satisfaction through dedicated customer services tailored to meet customers’ specific needs (from pre-sale advice to after-sales services);
•attractively present and market these products as part of an inspiring and convenient shopping experience, in particular products marketed under our proprietary labels;
•maintain, monitor and improve our relationships with suppliers;
•manage new and existing technologies and sales channels, including our apps; and
•maintain and improve the efficiency, reliability and quality of our delivery and fulfillment processes to ensure comparably short delivery times.
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
Our business is complemented by private label brands, including, Vitus, Nukeproof, dhb, Serious, Ortler, Fixie Inc., Prime Components, Red Cycling, Votec, Tennis-Point, Axant and Campz. The strong awareness of our private label brands contributes to higher organic traffic on our websites and lower marketing costs, as a high percentage of our website traffic is generated by direct visits or related to customer relationship management, social media or search engine optimization channels. We also typically achieve a higher gross margin when selling our private label brands to consumers vs selling third-party brands. Maintaining and enhancing our private label brands is therefore crucial for the expansion and retention of our base of customers, suppliers and brands as well as for the improvement of our financial results. However, our private label brands may be adversely affected if their public image or reputation is tarnished by customer complaints or negative publicity about product quality, delivery times, return processes, customer support or other services. Any failure to maintain or enhance our private label brands and thus to expend and retain our loyal customer base, could have a material adverse effect on our business, financial condition, results of operations, and prospects.
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
Our ability to sell a sufficient number of products at satisfactory price levels depends on our ability to predict and respond to sports trends and changing customer preferences in a timely manner. We operate in the sports retail industry, which is highly sensitive to changes in customer preference, fluctuations in sports trends and seasonal weather patterns. Customer preferences regarding sports design, quality and price tend to change rapidly and new trends, such as focus on sustainability, may continue to gain importance. Thus, accurately forecasting the selection and required quantities of such products is difficult. In addition, we must take into account the time it takes us to respond to changes in trends, as we incur lead times for the delivery of merchandise from our suppliers. As such, a potential increase in lead times, e.g., due to disruptions in the supply chain, may result in us not having the appropriate selection or the required quantities of products in order to satisfy customer demand. While there has been an increase in demand for more sustainable and environmental-friendly sports products due to ever more present public awareness regarding climate change and the environmental impact of sports, this may not result in customers’ willingness to pay higher prices, for example. We typically enter into agreements to purchase our merchandise in advance of the applicable selling season and any failure to anticipate and respond in a timely manner to sports trends and customer preferences could result in lost sales, a loss of customers or unfavorable margin structures when selling lower demanded products, which would have a material adverse effect on our business, financial condition, write-offs on inventory and results of operation.
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
We have partnered with numerous third parties, inter alia by acquiring shares in their businesses or by entering into cooperation agreements, including a number of operative cooperations across our group of companies and may pursue and enter into additional strategic relationships in the future. Current and future strategic relationships involve risks, including but not limited to maintaining good working relationships with the other party, inconsistency of economic or business interests, the other party’s failure to fund its share of capital for operations or to fulfill its other commitments — including providing accurate and timely accounting and financial information to us — loss of key personnel, actions taken by our strategic partners that may not be compliant with applicable rules, regulations and laws, reputational concerns regarding our partners or our leadership that may be imputed to us, bankruptcy and related bankruptcy proceedings requiring us to assume all risks and capital requirements related to the relationship. Further, these relationships may not deliver the benefits that were originally anticipated, all of which could have a material adverse effect on our business strategy and results of operations.
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
Our suppliers (including those manufacturing our private label products) may:
•cease selling merchandise on terms acceptable to us;
•fail to deliver goods that meet consumer demands;
•encounter financial difficulties;
•terminate our relationships and enter into agreements with our competitors on more favorable terms;

•have economic or business interests or goals that are inconsistent with ours and take actions contrary to our instructions, requests or objectives;
•decide to initiate their own e-commerce operations, thereby directly competing with us;
•be unable or unwilling to fulfill their obligations, including their obligations to meet our production deadlines, quality standards and product specifications;
•fail to expand their production capacities to meet our growing demands;
•encounter raw material or labor shortages or increases in raw material or labor costs, labor disputes or boycotts which may impact our costs;
•be affected by natural disasters;
•encounter trade restrictions or disruptions, currency fluctuations or adverse changes in general economic and political conditions;
•encounter disruptions, including the current COVID-19 related supply chain disruption; or
•engage in other activities or employment practices that may harm our reputation.
In addition, a considerable reduction in payment terms from our suppliers, which may further decrease in the future, has, inter alia, led to additional short- and medium- term liquidity needs. Any disruptions in our relationships with suppliers or our failure to resolve disputes with or complaints from our suppliers in a timely manner or a further reduction in payment terms could have a material adverse effect on our business, financial condition, cash flows, results of operations and prospects.
In addition, certain of our businesses have a high level of turnover with a select number of suppliers. For instance, a significant portion of our sales in our team sport segments related to products of Adidas and Nike. If any significant supplier chooses not to sell their products to us or limit our access to their products, this could have a material adverse effect on our business, financial condition, cash flows, results of operations and prospects.
Our brands and other suppliers could discontinue selling to us on financially viable terms, fail to supply us with high quality, compliant and sufficient merchandise, or fail to comply with applicable laws or regulations.
We source our proprietary brand products from numerous domestic and international manufacturers, distributors and resellers with whom we typically do not agree on long-term supply agreements. These suppliers are subject to various risks, such as changes in raw material costs, labor disputes, boycotts, natural disasters, trade restrictions or disruptions, currency fluctuations, reductions in available credit from banks, factors or other financial institutions, increased global container shipping rates, increased air freight and adverse changes in general economic and political conditions as well as supply chain interruptions, e.g., caused by various macroeconomic factors that could limit their ability to provide us with high-quality and compliant merchandise on a timely basis and in accordance with agreed-upon terms or may fail to re-negotiate new supply agreements with our suppliers on favorable terms. In this respect, we may be unable to fully pass on price increases for bicycles to our customers which could have a negative impact on our profitability.
We could also become subject to adverse legal or regulatory actions if our suppliers provide us with or have us sell from third-party stock products that do not comply with applicable laws or regulations, including laws and regulations relating to product safety, embargoes, environmental protection, and standards relating to employment and factory conditions. While we have taken steps to prevent non-compliance of our brand partners and suppliers with applicable laws and regulations, there can be no assurance that these steps effectively prevent non-compliance in all circumstances. If sports brand partners or suppliers do not observe these regulations, we may be unable to sell or otherwise handle the relevant products. If we fail to detect any deficiencies in the products sold or handled by us before such products are shipped to customers, we may have to recall such products. In the event of any failure by sports brand partners or suppliers to meet our quality standards or the quality standards of our customers, we could incur additional costs, our brand and reputation may be damaged by negative publicity due to such deficiencies, we or our management may face administrative fines, claims related to product liability or criminal charges and we may lose current or potential customers, all of which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We source our private label brand products from a large number of different manufacturers, including manufacturers across multiple continents (including Asia), where there is a relatively higher risk that agreed-upon working conditions are not respected at all times. In addition, manufacturers may use materials that are not suitable for the relevant products and could potentially even harm consumers of our own private label brand products. While we regularly check the working conditions in most of these factories and the quality of our own private label brand products, there can be no guarantee that our checks effectively uncover all deficiencies. We may also become liable for violation of national or European legislation regarding the monitoring of our supply chains in the future (for further details please refer to “We are subject to various regulations applying to e-commerce and tech businesses generally, including but not limited to regulations governing cyber security, data protection, consumer protection, product safety and trademarks, and future regulations might impose additional requirements and other obligations on our business.”). Any deficiencies may result in negative publicity and may materially harm our reputation and business. In addition, some of our manufacturers require that we prepay orders for merchandise, which exposes us to the risk of fraud. Furthermore, we may lose these prepayments if the relevant manufacturer enters bankruptcy proceedings.

We are subject to standardized contractual terms and conditions imposed by our suppliers that regularly include restrictive clauses, which, for example, prohibit us from selling our products in or into certain regions and markets or on certain platforms.
When we enter arrangements or contracts with our suppliers, we may have to agree to their respective standardized contractual terms and conditions, which are generally not further negotiable. Such standardized contracts often include various restrictive clauses, such as, territorially restricting or other similar clauses prohibiting us from selling our products in or into certain regions and markets or on-selling products through channels other than our own websites. At the same time, such standardized contracts typically do not impose comparable restrictions on our suppliers that would prevent those suppliers from selling the relevant products to our competitors or any other third party. Any breach of such restricting clauses, both intentional or inadvertent, might lead to the termination of the respective contract by the supplier concerned, expose us to substantial liability or contractual fines, and could result in material litigation against us. Even if our contractors falsely accuse us of having violated such clauses and assert corresponding claims against us, defending such claims might be expensive and time-consuming and may divert our management’s attention away from the day-to-day management of our business. Besides that, there would be no guarantee that the defense against such claims would ultimately be successful.
The agreements concluded with our suppliers typically do not provide a fixed price for the purchase of products by us. As a result, we may be subject to price fluctuations based on changes in our suppliers’ businesses, cost structures, foreign exchange rates or other factors. Most of these standardized contracts do not incorporate any obligations or standards for our suppliers regarding ethical business conduct, corporate responsibility or legal compliance in general. There is no guarantee that our suppliers conduct their business according to our own ethical business principles or ideas of corporate responsibility and any non-compliance by any of our suppliers with such principles or applicable laws and regulations could significantly damage our reputation, business and/or expose us to claims by third parties. For further details on recent supply chain legislation, please also refer to “We are subject to various regulations applying to e-commerce and tech businesses generally, including but not limited to regulations governing cyber security, data protection, consumer protection, product safety and trademarks, and future regulations might impose additional requirements and other obligations on our business.”
Furthermore, we are already subject to numerous contracts incorporating such restricting or other similar clauses and may enter into additional contracts or may be subjected to similar arrangements in the future involving such or similarly restricting clauses, particularly if and to the extent we geographically expand our business operations. For example, based on such restricting clauses, we are already prohibited from selling certain of our products sourced from selected brand partners or suppliers in or into markets outside of Germany, the European Economic Area or the US. Certain other brand partners impose restrictions or certain requirements for the presentation of their products on our websites or our marketing activities. Any such contractual restriction may significantly limit our ability and potential to conduct or grow our business operations, particularly if we enter into further contracts containing such non-compete, territorially restricting or similar clauses in the future.
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
Continued growth, in particular in case of an increase in market place sales, is likely to increase the absolute number of returns, which may force us to allocate additional resources to the handling of such returns and may further complicate our operations. Even though products that have not passed through our fulfillment centers, but are delivered via drop-shipping, contain a return label for that drop-

shipping partner, we cannot guarantee that some packages are wrongly labeled and returned to us, which may require us to store such products for a certain amount of time and initiate the further return to our partner. Furthermore, any modification of our return policies may result in customer dissatisfaction or an increase in the number of returns, which could adversely affect our business.
The broad variety of payment methods we accept exposes us to operational, regulatory and fraud risks.
We currently accept a number of different payment methods tailored to meet our customers’ payment preferences. These payment methods include, among others, invoicing, credit and debit cards, PayPal, direct deposit, online bank transfer, direct debit, checks and gift cards. Due to the complexity of the broad variety of payment methods we accept, we face the risk of operational failures in our checkout process, which could adversely affect our conversion rate (i.e., the percentage of people visiting our websites that actually place an order) and customer satisfaction. There is also the risk that, in connection with the methods of payment we offer, we may become subject to additional regulations, compliance requirements, and various types of fraud or cyber-attacks.
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
We depend on third-party service providers for the fulfillment and distribution of our products to end customers.
We depend on third-party logistics providers for the fulfillment and distribution of the products that our customers order online. Therefore, we have only limited control over the handling of our goods in the course of the fulfillment process, the timing of deliveries and the security of our products while they are being transported. There may be shipping delays due to, among other things, inclement weather, natural disasters, strikes, terrorism or restrictions related to the COVID-19 pandemic. We also face the risk that our products may be damaged or lost in transit — for example, in the course of sourcing from overseas. If these third-party providers terminate their contracts with us, we may not be able to find suitable alternatives on commercially acceptable terms, which could disrupt our services or increase our costs. Additionally, there can be no assurance that customers will not expect or demand faster delivery times than we can ensure in the future. If the products we sell are not delivered in a timely manner or are damaged or lost in transit, if we are not able to provide adequate customer support, or if our competitors are able to deliver the same or equivalent products faster or more conveniently, our customers could become dissatisfied and cease buying on our websites.
In some of our markets, it may be difficult to replace the logistics providers with whom we cooperate due to a lack of alternative offerings at comparable price and/or service quality and we may not be able to substitute such third-party services with our own last-mile delivery service. Changes in shipping terms and costs, for example due to higher fuel or energy costs, or the inability or refusal of third-party logistics providers to deliver our products in a safe and timely manner could harm our reputation and have an adverse effect on our business. Additionally, any deterioration in the financial condition of any third-party service provider could have an adverse impact on the quality of our logistics processes and distribution costs. If third-party logistics providers were to increase their shipping costs and we continue to offer free delivery and returns, the increased shipping costs could have a material adverse effect on our business and financial condition.
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
If we continue to add new businesses or categories with different logistical requirements, or change the mix in products that we sell, our logistics capacities will become increasingly complex and operating them will become even more challenging. Operational difficulties could result in shipping delays and customer dissatisfaction or cause our logistics costs to become high and uncompetitive. Any failure to successfully address such challenges in a cost-effective and timely manner could severely disrupt our business and harm our reputation.
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
Purchases using mobile devices by customers generally, and by our customers specifically, have increased significantly, and we expect this trend to continue. In the fiscal year ended September 30, 2022, approximately 67% of page views were generated via mobile app, tablet and mobile phone. To optimize the mobile shopping experience, we are dependent on our customers’ ability to access our sites from an internet browser on their mobile device. With the continued release of new mobile devices and operating systems, we face difficulties predicting the problems we may encounter in developing apps for these alternative devices and operating systems, and we may need to devote significant resources to the creation, support and maintenance of such applications. In addition, our future growth and our results of operations could suffer if we experience difficulties in the future when offering our merchandise on mobile devices. We are further dependent on the interoperability of our sites with popular mobile operating systems that we do not control, such as iOS and Android, and any changes in such systems that degrade the functionality of our sites or give preferential treatment to competitive products could adversely affect the usage of our sites on mobile devices. In the event that it is more difficult for our customers to access and use our sites on their mobile devices, or if our customers choose not to access or to use our sites on their mobile devices or to use mobile products that do not offer access to our sites, our customer growth could be harmed and our business, financial condition and results of operations may be materially and adversely affected.
Furthermore, we continually upgrade existing technologies and business applications, and we may be required to implement new technologies or business applications in the future. The implementation of upgrades and changes requires significant investments. The timing, effectiveness and costs associated with the successful implementation of any upgrades or changes to our systems and infrastructure could have adverse effects on our results of operations.

We are exposed to the risk of security breaches, including cyber-attacks, and unauthorized use of one or more of our websites, databases, online security systems or computerized logistics management systems.
We operate apps, websites, networks and other data systems through which we collect, maintain, transmit and store information about our customers, suppliers and others, including credit card or other financial information and personal information, as well as other confidential and proprietary information, including information related to intellectual property. We also employ third-party service providers that store, process and transmit proprietary, personal and confidential information on our behalf. Furthermore, we rely on encryption and authentication technology licensed from third parties in an effort to securely transmit confidential and sensitive information, including credit card details. While we take extensive steps to protect the security, integrity and confidentiality of sensitive and confidential information (e.g., password policies and firewalls), our security practices may be insufficient and third parties may breach our systems (e.g., through Trojans, spyware, ransomware or other malware attacks, or breaches by our employees or third party service providers), which may result in unauthorized use or disclosure of information. Such attacks might lead to blackmailing attempts, forcing us to pay substantial amounts to release our captured data or resulting in the unauthorized release of such data.
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
We rely on licenses to utilize certain technology provided by third parties, such as database technology, our e-commerce and technology platform, operating systems for our servers and other computers and components for our servers .e.g. Salesforce Commerce Cloud. These third-party technology licenses may cease to be available to us on commercially reasonable terms, or at all. If we are unable to obtain licenses for, or otherwise make use of this technology, we would need to obtain substitute technology, which may not be available. If substitute technology is available, it may be of lower quality or have lower performance standards or may only be available at a greater cost, any of which could have a material adverse effect on our business, financial condition, cash flows, results of operations and prospects.
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

Personnel expenses represent a significant cost factor for our business. Although none of our own employees, except for some of our employees at our subsidiary Addnature AB, are currently subject to any collective bargaining agreement, there can be no assurance that labor disputes, work stoppages, strikes or similar actions will not occur in the future which might urge us to adopt or negotiate a collective bargaining agreement. Any material disagreements between us and our employees could disrupt our operations, lead to a loss in revenue and customers and increase our operating costs. In addition, there is no guarantee that collective bargaining would be possible on terms that are satisfactory to us. If our operations are affected over a longer period of time by labor disputes or if we are forced to enter into a collective bargaining agreement at unfavorable terms, this could have a material adverse effect on our business, financial condition and our reputation.
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
The sports retail industry is fragmented and characterized by intense competition. Each of our regional brands faces increasing competitive pressure both online and offline and from local and international players, impacting their ability to grow, sustain profitability and retain and grow market share. The diverse group of sports retailers with which we compete includes, but is not limited to:
•pure-play online sports retailers with business models similar to ours;
•general e-commerce retailers, direct to customers and marketplaces attempting to increase their presence across a range of product categories;
•offline-focused, vertically-integrated local retailers and brands, as well as international companies seeking to enter our geographic markets, who are expanding their own online and offline market share using their own websites and apps; and
•offline stores and mail order retailers focused on or including sports that use their brand, customer reach and fulfillment infrastructure to expand their online sports market shares.
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
In addition, some of our brand partners and suppliers are producers or distributors of sports products that sell their products directly to end-customers independent of any partnership with us. We could experience additional competitive pressure if such suppliers initiate or successfully expand their own online retail operations, as they have access to their merchandise at lower costs and can therefore sell such merchandise at lower prices while maintaining higher margins on their revenue than we can. We also face competition from the grey market, i.e., sports product imports that have not been authorized by the brand owner. In addition, as a result of the challenges presented by COVID-19, some sports retailers and brands that previously have not used e-commerce channels to market their products have established their own online presence or sell their goods in cooperation with our existing competitors, which have created new or strengthened existing competition. The increase in competition could result in more aggressive pricing strategies leading to a decline or loss of revenues.
We believe these factors make our industry especially competitive, with the potential for increased competition in the future. As a result, we believe that our ability to compete will depend on factors both within and beyond our control, including, but not limited to:
•our ability to offer a convenient, efficient and reliable shopping experience for our customers in our regions and to adapt to evolving or local consumer preferences;
•the development, brand recognition and reputation of our brands, relative to those of our competitors;
•the growth, size and composition of our customer base and our ability to increase the number of repeat purchases from active customers;
•the composition of and the quality of relationship with our supplier base, and its subsequent impact on the selection and price of products we feature on our sites;
•the perception of our technical and operational capabilities, e.g. , our websites, tools and apps as attractive distribution channels and service partners for our brand partners and suppliers;
•our ability to create and expand proprietary brands that are recognized for high quality and generate attractive margins for us;
•our ability to expand our product offering into new product categories and into new geographies;
•our ability to create efficient and cost-effective advertising and marketing efforts to acquire new customers;

•our ability to develop and manage new and existing technologies and sales channels in a timely manner;
•our ability to collect, consolidate and leverage our data in order to improve our various operational processes and to drive new business models both for consumers and our brand partners;
•the efficiency, reliability and service quality of our fulfillment operations, including fulfillment center activities, distribution, payment and customer service;
•the legal framework on e-commerce and related legislation governing liability, obligations and supervisory oversight; and
•our ability to offer convenient payment methods for every customer.
Any failure to properly address these factors and to successfully compete against current or future competitors could negatively affect our ability to attract and retain customers as well as brand partners and to achieve growth and sustainable profitability, which could, in turn, have a material adverse effect on our business, financial condition, results of operations and prospects.
Negative developments in global and local economic conditions, including the after-effect of the COVID-19 pandemic or if new strains continue to develop as well as severe supply chain interruptions, could continue to adversely impact consumer spending in the sports retail industry as well as our results of operations and prospects.
Purchases of our customers are discretionary, and therefore dependent upon the level of customer spending, particularly among affluent customers. As a result, our performance depends on global and regional economic conditions, which, however, have shown significant volatility in recent years due to government measures taken as a result of the COVID-19 pandemic. It can be expected that some of the pandemic related counter-measures such as lock downs or restrictions could continue to dampen economic prospects in Europe in the short-term. While the COVID-19 crisis contributed to growth in the sports retail industry in the past two years, following the end of government support programs a continued economic downturn in one or more of our markets may result in higher levels of unemployment or other negative macroeconomic developments that can as a consequence materially negatively affect consumer confidence and discretionary consumer spending, including purchases of sports products.
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
Furthermore, there is no guarantee that our markets will continue to grow at rates experienced in the recent past, or at all. Based on recent geopolitical and macroeconomic developments, we believe the size of our markets could decline, in particular due to risks of recession, inflation and declining customer spending in Europe and the United States. There is no certainty that our growth continues to be supported by an increasing shift from offline to online retail in the markets in which we operate (particularly in our bike vertical). There is no guarantee that the growth in demand, which has been significantly driven by the COVID-19 pandemic, will continue in light of a potential decline in consumer spending. Additionally, we have been adversely impacted by COVID-19 related supply chain disruption, which began in early 2021 and has had a significant negative impact on our ability to service the increased consumer demand for our products and, therefore, our revenues. We cannot predict with certainty if and when the supply chain disruption will resolve and how demand for our products will develop. Consequently, we may not be able to recoup the investments made in these markets and may be forced to close, or decide to divest, our operations in selected markets, which could have an adverse material effect on the implementation of our expansion strategy and our results of operations and prospects.
Our business may be materially adversely affected by any negative impact on the global economy and capital markets resulting from Russia’s invasion of Ukraine.
Global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the full-scale military invasion of Ukraine by Russian troops, which began on February 24, 2022. Although the length and impact of the military conflict is highly unpredictable, the war in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions.
Additionally, Russia’s prior annexation of Crimea, recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, the European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic, and the so-called Luhansk People's Republic, including agreements to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment system and expansive bans on imports and exports of products to and from Russia. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Even though we are continuing to monitor the situation in Ukraine and globally and are assessing its potential impact on our business, the extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict and could be substantial. Any such disruptions may also magnify the impact of other risks described in this document. All of this could lead to lower than previously expected sales and/or rising costs, which, in turn, could have a negative effect on our results of operations.
Global economic conditions are uncertain and volatile, due in part to the on-going war in Ukraine and the impacts of COVID-19 and related restrictions and mitigation measures, the potential impacts of increasing inflation, the potential impacts of geopolitical uncertainties, and any potential sanctions, restrictions or responses to those conditions. As global economic conditions continue to be volatile or economic uncertainty remains, trends in consumer discretionary spending also remain unpredictable and subject to reductions due to credit constraints and uncertainties about the future. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products. Consumer demand for our products may not reach our targets, or may decline, when there is an economic downturn or economic uncertainty in our key markets. Our sensitivity to economic cycles and any related fluctuation in consumer demand may have a material adverse effect on our financial condition.
Furthermore, the war in Ukraine has contributed to higher energy/electricity prices, which in turn may negatively impact our business and operations. As such, any adverse change to commodity and/or electricity prices may affect our suppliers’ production costs, our product pricing and earnings.
Our supply chain and overall business may be materially adversely affected by any impositions or increase of tariffs as well as international trade regulations, resulting from any conflict escalation between China and Taiwan.

Geopolitical conflicts between China and Taiwan have threatened to destabilize global trade relationships and disrupt a supply chain already strained due to the Russia-Ukraine conflict and repercussions of the COVID-19 pandemic.

Taiwan is the largest producer of electronic chips, which are supplied to almost all industries, including our industry especially in the production of e-bikes. TSMC (Taiwan Semiconductor Manufacturing Company) is the largest foundry in the world and holds around 65 percent of the global production of chips. In addition, a large part of our bike frames are produced in China and Taiwan. Any potential conflict with China could result in changing regulatory requirements, trade policies, tariffs, export controls, import duties and economic disruptions that could impact our operating strategies, product demand, and access to global markets. Most importantly, it could completely disrupt the production of e-bike frames and jeopardize the supply chain of TSMC causing a major shortage of electronic chips required for the production of e-bikes which would severely impact our ability to produce or sell e-bikes thus materially adversely impacting our business and financial results.
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
In addition, the legislative and regulatory bodies, or self-regulatory organizations in jurisdictions in which we operate, may expand the scope of applicable laws or regulations, enact new laws or regulations in areas that are relevant to our business. For example, the European Commission’s Digital Single Market (DSM) initiative is expected to result in additional rules on e-commerce or data protection, information security and privacy. Furthermore, on June 11, 2021, the German federal parliament (Bundestag) adopted the so-called Supply Chain Act (Lieferkettensorgfaltspflichtgesetz), under which companies will have to carefully document their whole value chains, review their suppliers and prove that they are making efforts to comply with applicable standards and will make companies responsible for counteracting human rights violations in the production of their economic goods or economic goods supplied to them, which will apply to us as of January 1, 2024. In addition, on February 23, 2022, the European Commission adopted a proposal for a directive on corporate sustainability due diligence. The directive aims at committing companies to manage social and environmental impacts throughout their supply chain, The proposal imposes due diligence duties to identify, prevent, end or mitigate adverse impacts of their activities on human rights and on the environment. The approval of the EU Parliament and the EU Council of Ministers is required to pass the directive; a final decision is therefore not to be expected before 2023.
On September 14, 2022, the European Commission issued its legislative proposal to ban the marketing of goods made with forced labor on the EU market. The objective is the effective prohibition of both imported goods and goods made in the European Union, while using forced labor, including child labor. The proposal covers all products, namely those made in the EU for domestic consumption and exports, and imported goods, without targeting specific companies or industries. The regulation is closely linked to the CSDD. The approval of the EU Parliament and the EU Council of Ministers is required to pass the regulation. An agreement on the final text of the proposed regulation is expected in late 2023, at the earliest.
On November 28, 2022, the EU Council of Ministers gave its final approval to the corporate sustainability reporting directive ("CSRD"). The CSRD strengthens the existing rules on non-financial reporting introduced in the Accounting Directive by the 2014 non-financial reporting directive ("NFRD"). The CSRD introduces more detailed reporting requirements and ensures that large companies, all companies listed on regulated markets and listed SMEs are required to report on sustainability matters such as environmental rights, social rights, human rights and governance factors. The application of the CSRD will take place in four stages from 2025 until 2029.
In the Netherlands, several legislative proposals with regard to mandatory human rights and environmental due diligence requirements were initiated by the Dutch parliament in the past years. The Dutch government has recently started working on a legislative proposal imposing such due diligence requirements, which is intended to be implemented swiftly. The responsible minister indicated that the legislation will be broader and more stringent than the legislation in neighboring countries (Germany, France, UK). The exact requirements will vary depending on the size of the company and type of sector (high risk or not). For all companies there will be a general duty of care to act with due diligence. For larger companies there will be mandatory due diligence requirements following the six step due diligence process as included in the OECD Guidelines.
Finally, the Dutch government is working on legislation regarding international corporate social responsibility. The CSDD will serve as a basis and guidance for this legislation. The Dutch Minister for Foreign Trade and Development Cooperation has indicated that the national legislative proposal shall be more stringent than the current CSDD. A legislative proposal is expected to be submitted to the Dutch House or Representatives in 2023.
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
Privacy related regulation could interfere with our strategy to collect and use personal information as part of our data driven approach. For example, the use of “cookies” and similar (tracking) technologies, especially for behavioral advertising as well as other tracking and analytics purposes, requires any user’s explicit prior consent. Certain details as to how to validly obtain prior consent of the users are still open and there can be no assurance that further restrictions in obtaining prior consent, if widely adopted, will not result in a significant reduction in the effectiveness of the use of cookies and other methods of online tracking. Data protection laws and rules also impose certain standards of protection and safeguarding on our ability to collect and use personal information relating to customers and potential customers. This particularly applies to profiling, e.g., any form of automated processing of personal data intended to evaluate certain personal aspects relating to a natural person or to analyze or predict such person’s economic situation, location, health, consumer preferences, or other relevant behavior. Such restrictions may impede our ability to offer more curated and personalized content to our customers.
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
If the use of “cookie” tracking technologies is further restricted, regulated, or blocked, or if changes in technology cause cookies to become less reliable or acceptable as a means of tracking consumer behavior, the amount or accuracy of Internet user information we collect would decrease, which could harm our business and operating results.
Federal, state and international governmental authorities continue to evaluate the privacy implications inherent in the use of proprietary or third-party "cookies" and other methods of online tracking for behavioral advertising. analytics and other purposes. Many governments have enacted, have considered or are considering legislation or regulations that could significantly restrict the ability of companies and individuals to engage in these activities, such as by regulating the level of consumer notice and consent required before a company can employ cookies or other electronic tracking tools or the use of data gathered with such tools. Additionally, some providers of consumer devices and web browsers have implemented, or announced plans to implement, means to make it easier for Internet users to prevent the placement of cookies, to block other tracking technologies or to require new permissions from users for certain activities, which could if widely adopted significantly reduce the effectiveness of such practices and technologies. We may have to develop alternative systems, which may be less effective, to analyze our customers’ behavior and preferences, customize their online experience, or efficiently market to them if customers block cookies or regulations introduce additional barriers to collecting cookie data. The regulation of the use of cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms and consequently, materially adversely affect our business, financial condition and operating results.
We sell products to customers that are located in various jurisdictions and intend to further increase our geographic reach, which requires us to comply with various, and sometimes conflicting legal and regulatory requirements.
As we sell products to customers that are located in various jurisdictions, we are subject to different laws and regulations of the relevant countries. While a certain number of relevant regulations have been harmonized throughout the European Union, currently or main markets, many of these laws and regulations are complex and difficult to interpret, also due to deviating practices and interpretation of local authorities and courts. Moreover, as we plan to further expand our international operations to target customers in additional countries, we will become subject to additional laws and regulatory regimes. The legal and regulatory frameworks governing our business and operations may become increasingly uncertain due to quickly changing laws, contradictory interpretation of laws and regulations, administrative bypassing of legal frameworks or a lack of market precedents upon which we can rely.
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
We are the registrant of various trademarks as well as the trademarks of our websites in numerous jurisdictions and have also registered various internet domain names containing e.g., our brand names for our websites combined with the relevant top level domain in those jurisdictions in which we are active, e.g., inter alia but not limited to, “fahrrad.de”, “tennis-point”, “bikester”, “probikeshop”, “campz” “Wiggle”, “Chain-Reaction-Cycles”, and “Outfitter” for our websites in those jurisdictions in which we are active (for example, “tennis-point.de” in Germany). Domain names are generally regulated by internet regulatory bodies and are also subject to trademark laws and other related laws of each country. If we do not have or cannot obtain or maintain on reasonable terms the ability to use our core trademarks or a major private label brand in a particular country, or to use or register our domain names, we could be forced either to incur significant additional expenses to market our products within that country, including the development of a new brand and the creation of new promotional materials and packaging, or to elect not to sell products in that country.
Any of our trademarks and domain names, from time to time, may become the subject matter of litigation. Currently, our trademark “Tennis-Point” is subject to a dispute for cease-and-desist and deletion in the United States and the opposing party has filed a motion for preliminary injunction to that effect, which was however refused by the competent court. In turn, we have filed a motion for declaratory judgment that the use of our trademark Tennis-Point in the US does not violate the opposing party’s trademark rights. In case of a negative outcome, we therefore might not be able to use our trademark Tennis-Point, our domain Tennis-Point.com and the respective company name in the US in the future, however we do not believe this would have a material adverse effect on our business, financial condition or results of operations.
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
Thee-commerce sports industry, as well as the sports industry in general, is characterized by vigorous protection for and pursuit of intellectual property rights. We might be subject to litigation and disputes related to our intellectual property rights and technology in the future, as well as disputes related to intellectual property and product offerings of third-party suppliers featured by us. The costs of defending against such actions can be high, and there is no guarantee that such defenses will be successful. In addition, as our business expands and the number of competitors in our market increases, infringement claims against us could increase in number and significance. As an example, our trademark “Tennis-Point” is currently subject to a dispute for cease-and-desist and deletion in the United States. and the opposing party has filed a motion for preliminary injunction to that effect, which was however refused by the competent court. In turn, we have filed a motion for declaratory judgment that the use of our trademark Tennis-Point in the US does not violate the opposing party’s trademark rights. In case of a negative outcome, we therefore might not be able to use our trademark Tennis-Point, our domain Tennis-Point.com and the respective company name in the US in the future. We also have received in the past, and we will receive in the future, claims from third parties that certain items posted on, or sold through one of our websites violate third-party marks, copyrights, trade names or other intellectual property rights. Such claims, whether or not successful, could result in significant expenses, redirect management attention and could have a material adverse effect on our business and financial condition.
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
Our business is subject to the general tax environments in the countries in which we operate. Changes in tax legislation or case law, especially with regards to transnational e-commerce activities, — which might be applied retroactively — could increase our tax burden. Since 2017, the G20/OECD Inclusive Framework has been working on addressing the tax challenges arising from the digitalization of the economy and has proposed a two-pillar tax approach with pillar one referring to the re-allocation of taxing rights, addressing issues such as where tax should be paid and on what basis (i.e., where sustained and significant business is conducted, regardless of a physical presence), and pillar two ensuring a minimum tax to be paid by multinational enterprises. An agreement on the approach presented or the implementation of such approach by the participating countries could have material adverse effects for us as a digital and multinational enterprise with regards to our tax obligations.
Changes in tax treatment of companies engaged in e-commerce in the jurisdictions in which we operate could adversely affect the commercial use of our sites and our financial results. For example, some jurisdictions in which we operate our business (e.g., Italy) have introduced new local taxes on transnational e-commerce activities (“digital services taxes” or “DST”). These DST generally aim at securing taxation rights of the jurisdiction for the revenues/profits generated by the transnational e-commerce activities with customers who are resident in this specific jurisdiction. We have established a process to assess on a regular (i.e., quarterly) basis whether or not our revenues/profits are subject to these DST. For 2022, it was concluded that there should be no such DST liability but there is a general risk that new local DST will be introduced or that the existing DST will be applied differently with the result that this could adversely affect our tax liability. We cannot predict the effect of current attempts to impose sales, income or other taxes one-commerce. New or revised taxes —e.g., sales taxes, value-added tax (“VAT”) and similar taxes — would likely increase the cost of doing business online and decrease the attractiveness of advertising and selling products over the internet. New taxes could also lead to significant increases in internal costs necessary to capture data and collect and remit taxes.
Additionally, tax laws may be interpreted differently by the competent tax authorities and courts, and their interpretations may change at any time, which could lead to an increase of our tax burden. Accordingly, we may face unfounded tax claims in such countries. Moreover, legislators and tax authorities may change territoriality rules or their interpretation for the application of VAT on cross-border services, which may lead to significant additional payments for past and future periods. In addition, court decisions are sometimes ignored by competent tax authorities or overruled by higher courts, which could lead to higher legal and tax advisory costs and create significant uncertainty. New taxes or reporting obligations (e.g., on the basis of the draft Platforms Tax Transparency Act (Plattformen-Steuertransparenzgesetz) as currently discussed in the legislative process on the basis of a government draft law
(Regierungsentwurf) dated September 19, 2022) could also result in additional costs necessary to collect the data required to assess these taxes and to remit them to the relevant tax authorities or to comply with these reporting obligations. Besides this, the documentation obligations under applicable VAT and VAT-related laws are considerable. Therefore, it cannot be ruled out that we may not fully comply, or, as the case may be, may have not fully complied with applicable tax laws and regulations throughout all phases of their development.
Taxes actually assessed in future tax audits for periods not yet covered by our last tax audit may exceed the taxes already paid by us. As a result, we may be required to make significant additional tax payments with respect to previous periods. Furthermore, the competent tax authorities could revise their original tax assessments (for example, with respect to the recognition of invoiced value added taxes). Any tax assessments that deviate from our expectations could lead to an increase in our tax burden. In addition, we may be required to pay interest on these additional taxes as well as late filing penalties. Furthermore, we have carried out reorganizations of the Group structure, and there is a risk that any such restructuring could attract additional tax scrutiny or result in unexpected or expected tax leakage despite our best efforts to avoid such negative tax consequences (e.g., obtain tax advisory services by reputable consultants who confirmed the tax neutrality of the group structure reorganizations).
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
We are a public limited liability company (naamloze vennootschap) under Dutch law. Our corporate affairs are governed by the Articles of Association, the rules of the Board, our other internal rules and policies and by Dutch law. There can be no assurance that Dutch law will not change in the future or that it will serve to protect shareholders in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of our shareholders.
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
As of the date of this Annual Report, there is no treaty in effect between the United States and the Netherlands providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. It is noted that, on today’s date, the Hague Convention on Choice of Court Agreements of 30 June 2005 has entered into force for the Netherlands, but has not entered into force for the United States. The Hague Convention of 2 July 2019 on the Recognition and Enforcement of Foreign Judgements in Civil or Commercial Matters has not entered into force for either the Netherlands or the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable in the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to such judgment if (i) the jurisdiction of the U.S. court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the U.S. court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such U.S. judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the U.S. court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in the Netherlands. Even if such a U.S. judgement is given binding effect, a claim based thereon may, however, still be rejected if the U.S. judgment is not or no longer formally enforceable. Dutch courts may deny the recognition and enforcement of punitive damages or other awards. Moreover, a Dutch court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages. Enforcement and recognition of judgements of U.S. courts in the Netherlands are solely governed by the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering).
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
We have never paid or declared any cash dividends in the past, and we do not anticipate paying any cash dividends in the foreseeable future. We intend to retain all available funds and any future earnings to fund the further development and expansion of our business. Under Dutch law, we may only pay dividends and other distributions from the Company’s reserves to the extent its shareholders’ equity (eigen vermogen) exceeds the sum of its paid-in and called-up share capital plus the reserves the Company must maintain under Dutch law or the Articles of Association and (if it concerns a distribution of profits) after adoption of its statutory annual accounts by the General Meeting from which it appears that such dividend distribution is allowed. Subject to those restrictions, any future determination to pay dividends or other distributions from the Company’s reserves will be at the discretion of the Board and will depend upon a number of factors, including our results of operations, earnings, cash flow, financial condition, future prospects, contractual restrictions, capital investment requirements, restrictions imposed by applicable law and other factors the Board deems relevant. See “Item 8 Financial Information — B. Dividends and Dividend Policy.”
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

As of the date of this Annual Report, SISH owns 167,667,249 Ordinary Shares, representing approximately 47.75% of the outstanding Ordinary Shares less the Earn-out Shares (as defined below) and including 14,574,934 Ordinary Shares underlying the Initial Convertible Bonds assuming full conversion of the Initial Convertible Bonds issued to SIGNA Holding, subsequently sold and transferred to our affiliate SIGNA European Invest Holding AG, in accordance with the terms and conditions of the Initial Convertible Bonds at the initial conversion price and assuming that all PIK interest is outstanding and conversion to occur on the last day of the conversion period, with 161,691,626 Ordinary Shares being held directly by SISH, representing approximately 46.05% of the outstanding Ordinary Shares less the Earn-out Shares (as defined below) and including 14,574,934 Ordinary Shares underlying the Initial Convertible Bonds assuming full conversion of the Initial Convertible Bonds issued to SIGNA Holding, subsequently sold and transferred to our affiliate SIGNA European Invest Holding AG, in accordance with the terms and conditions of the Initial Convertible Bonds at the initial conversion price and assuming that all PIK interest is outstanding and conversion to occur on the last day of the conversion period and 5,975,668 Ordinary Shares being held by SISH Beteiligung GmbH & Co. KG, a German limited liability partnership (Kommanditgesellschaft) wholly owned and controlled by SISH, representing approximately 1.70% of the outstanding Ordinary Shares less the Earn-out Shares (as defined below) and including 14,574,934 Ordinary Shares underlying the Initial Convertible Bonds assuming full conversion of the Initial Convertible Bonds issued to SIGNA Holding, subsequently sold and transferred to our affiliate SIGNA European Invest Holding AG, in accordance with the terms and conditions of the Initial Convertible Bonds at the initial conversion price and assuming that all PIK interest is outstanding and conversion to occur on the last day of the conversion period. For as long as SISH, alone or together with its affiliates, holds at least 10% (but less than 20%) of our issued share capital, it will be allowed to make a binding nomination for one Director, for as long as SISH, alone or together with its affiliates, holds at least 20% (but less than 30%) or our issued share capital, it will be allowed to make a binding nomination for two Directors and for as long as SISH, alone or together with its affiliates, holds at least 30% of our issued share capital, it will be allowed to make a binding nomination for three Directors. The incumbent directors on the Board nominated by SISH have been appointed for four years and will serve an initial term as directors of the Board until 2025. In addition, one of our director nominees was designated by Yucaipa Sponsor. As a result, Yucaipa Sponsor and SISH may be able to significantly influence the outcome of matters submitted for director action, subject to obligation of the Board to act in the interest of all of our stakeholders, and for shareholder action, including the designation and appointment of the Board (and committees thereof) and approval of significant corporate transactions, including business combinations, consolidations and mergers. The influence of Yucaipa Sponsor and SISH over our Board could have the effect of delaying or preventing a change in control or otherwise discouraging a potential acquirer from attempting to obtain control of our company, which could cause the market price of our Ordinary Shares to decline or prevent our shareholders from realizing a premium over the market price for our Ordinary Shares. Additionally, Yucaipa Sponsor is controlled by Ronald W. Burkle, who is in the business of making investments in companies and who may from time to time acquire and hold interests in businesses that compete directly or indirectly with us or that supply us with goods and services. Mr. Burkle may also pursue acquisition opportunities that may be complementary to (or competitive with) our business, and as a result those acquisition opportunities may not be available to us. Prospective investors in our Ordinary Shares should consider that the interests of Yucaipa Sponsor and SISH, as well as the interests of certain other former SSU equity holders who own a significant portion of our Ordinary Shares, may differ from their interests in material respects. Please also refer to “We rely to a significant extent on related party financings from our core shareholder to support the continued growth of our business, and in the future may not be able to raise needed capital on economically acceptable terms, or at all.”
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
In this respect, certain provisions of the Articles of Association may make it more difficult for a third-party to acquire control of the Company or effect a change in the composition of the Board. These include:

•a provision that Directors are appointed by the General Meeting (i) until SISH, alone or together with its affiliates, no longer holds at least 10% of our issued share capital, with respect to one, two or three Directors (depending on the size of the shareholding that SISH holds together with its affiliates), on the basis of a binding nomination prepared by SISH and (ii) for all other Directors on the basis of a binding nomination prepared by the Board, provided any that such nomination can only be overruled by a two-thirds majority of votes cast representing more than half of our issued share capital;
•a provision that Directors may only be dismissed by the General Meeting by a two-thirds majority of votes cast representing more than half of our issued share capital, unless the dismissal is proposed by (i) the Board or (ii) during the period when SISH is allowed to make a binding nomination as discussed above, with respect to a SISH nominated Director, at the proposal of SISH, in which case a simple majority of the votes cast would be sufficient;
•a provision allowing, among other matters, the former chairperson of the Board or our former Chief Executive Officer (in each case, during the period when SISH is allowed to make a binding nomination as discussed above, together with a person designated by SISH for that purpose if the former chairperson or Chief Executive Officer, as applicable, was not a SISH nominated Director) to manage our affairs if all of the Directors are dismissed and to appoint others to be charged with our affairs, including the preparation of a binding nomination for Directors as discussed above, until new Directors are appointed by the General Meeting on the basis of such binding nomination; and
•a requirement that certain matters, including an amendment of the Articles of Association, may only be resolved upon by the General Meeting with a majority of at least 75% of the votes cast during the period when SISH is allowed to make a binding nomination as discussed above and in each case at the proposal of the Board.
Dutch law also allows for staggered multi-year terms of the Directors, as a result of which only part of the Directors may be subject to appointment or re-appointment in any given year. Our initial Directors have been appointed with staggered term periods ranging from two to up to four years.
In addition, in accordance with the Dutch Corporate Governance Code (the “DCGC”), shareholders who have the right to put an item on the agenda for the General Meeting or to request the convening of a General Meeting shall not exercise such rights until after they have consulted the Board. If exercising such rights may result in a change in our strategy (for example, through the dismissal of Directors), the Board must be given the opportunity to invoke a reasonable period of up to 180 days to respond to the shareholders’ intentions. If invoked, the Board must use such response period for further deliberation and constructive consultation, in any event with the shareholder(s) concerned and exploring alternatives. At the end of the response time, the Board shall report on this consultation and the exploration of alternatives to the General Meeting. The response period may be invoked only once for any given General Meeting and shall not apply (i) in respect of a matter for which a response period has been previously invoked or (ii) if a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a general meeting be convened, as described in “Description of Securities.”
Moreover, the Board can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a General Meeting or their right to request a general meeting, propose an agenda item for our General Meeting to dismiss, suspend or appoint one or more Directors (or to amend any provision in the Articles of Association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that the Board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, the General Meeting cannot dismiss, suspend or appoint Directors (or amend the provisions in the Articles of Association dealing with those matters) except at the proposal of the Board. During a cooling-off period, the Board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, the Board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next General Meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber of the Amsterdam Court of Appeal (the “Enterprise Chamber” (Ondernemingskamer)), for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:
•the Board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;
•the Board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or
•other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

The market price and trading volume of our Ordinary Shares and Public Warrants may be volatile and could decline significantly which could have a further negative impact for our shareholders considering the currently low level of trading volumes of Our Ordinary shares.
Our Ordinary Shares and Public Warrants trade under the symbols “SSU” and “SSU-WT,” respectively, and have from time to time experienced significant price and volume fluctuations. Since the Business Combination and as of the date of this Annual Report, the trading volume in our Ordinary Shares has been and is extremely low due to the very low free float rate. As a result, the trading volume in our Ordinary Shares and Public Warrants is subject to significant fluctuation resulting in significant price variations even if only a small number of Ordinary Shares is traded. If the market price of our Ordinary Shares and Public Warrants declines significantly, you may be unable to resell your securities at or above the market price. We cannot assure you that the market price of the Ordinary Shares and Public Warrants will not fluctuate widely or decline significantly in the future in response to a number of factors, including, among others, the following:
•the realization of any of the risk factors presented in this Annual Report;
•actual or anticipated differences in our estimates, or in the estimates of analysts, for our revenues, results of operations, liquidity or financial condition;
•additions and departures of key personnel;
•failure to comply with the requirements of the New York Stock Exchange (NYSE);
•failure to comply with the Sarbanes-Oxley Act or other laws or regulations;
•future issuances, sales or resales, or anticipated issuances, sales or resales, of Ordinary Shares (including the Ordinary Shares issued as part of the Transaction, to which no lock-up restrictions apply;
•publication of research reports about the Company;
•the performance and market valuations of other similar companies;
•broad disruptions in the financial markets, including sudden disruptions in the credit markets;
•material and adverse impact of the Ukraine war and the COVID-19 pandemic on the markets and the broader global economy;
•speculation in the press or investment community;
•actual, potential or perceived control, accounting or reporting problems;
•changes in accounting principles, policies and guidelines; and
•ongoing very low free float rate for the Ordinary Shares.
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
The market for our Ordinary Shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. In the event securities or industry analysts downgrade their opinions about our Ordinary Shares, publish inaccurate or unfavorable research about us, or cease publishing about us regularly, demand for our Ordinary Shares could decrease, which might cause our share price and trading volume to decline significantly. Consequently, investors may not be in a position to sell their Ordinary Shares quickly and/or at or above the market price.
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
We are not obligated to, and do not, comply with all best practice provisions of the Dutch Corporate Governance Code (DCGC).
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
We cannot predict if investors will find our Ordinary Shares less attractive because we rely on these exemptions. If some investors find our Ordinary Shares less attractive as a result, there may be a less active trading market and share price for our Ordinary Shares may be more volatile. The Company currently expects that it will no longer qualify as an emerging growth company under the JOBS Act as of the end of the fiscal year 2023 and that the exemptions now applicable to it will then no longer be available. The Company might fail to comply with the additional reporting requirements that will apply to the Company upon the lapse of its status as an “emerging growth company”.
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
If we fail to continue to meet the listing requirements of the NYSE, our securities may be delisted, and we could face significant material adverse consequences, including:
•limited availability of market quotations for our securities;
•limited amount of news and analyst coverage for us; and
•decreased ability to issue additional securities or obtain additional financing in the future.

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
The original treatment of a tax-relevant matter in a tax return, tax assessment or otherwise could later be found incorrect and as a result, we and our respective affiliates may be subject to additional taxes, interest, penalty payments and/or social security payments. Such reassessments may be due to an interpretation or view of laws and/or facts by tax authorities in a manner that deviates from our and our respective affiliates’ view and may emerge as a result of tax audits or other review actions by the relevant financial or tax authorities. We and our respective affiliates are subject to tax audits by the respective tax authorities on a regular basis. As a result of future tax audits or other reviews by the tax authorities, additional taxes could be imposed that exceed the provisions reflected in previous financial statements. This could lead to an increase in our and/or our respective affiliates tax obligations, either as a result of the relevant tax payment being assessed directly against them or as a result of becoming liable for the relevant tax as a secondary obligor due to the primary obligor’s failure to pay. Consequently, we and/or our respective affiliates may have to engage in tax litigation to defend or achieve results reflected in prior estimates, declarations or assessments which may be time-consuming and expensive.
Furthermore, current tax losses and tax loss carry-forwards existing with SSU or its German affiliates forfeit if, within a period of five years, more than 50% of the subscribed capital, membership rights, participation rights or voting rights of the respective company are transferred directly or indirectly to an acquirer or to persons closely associated with such an acquirer or a group of several acquirers with aligned interest, or if a comparable situation exists. By exception, tax losses and tax loss carry-forwards do not forfeit upon a harmful transfer of shares or any other comparable instrument as described, if, inter alia, to the extent such losses and loss carry forwards do not exceed the total taxable hidden reserves of the business assets of SSU or its German affiliates existing in Germany at the time of the harmful event. Various aspects of this loss forfeiture rule are unclear as of today and not yet determined by case law.
As we intend to operate in various countries and tax jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by taxing authorities of these jurisdictions. Generally, if two or more affiliated companies are located in different countries, the tax laws or regulations of each country will typically require that transfer prices be the same as those between unrelated companies dealing at arms’ length and that appropriate documentation is maintained to support the transfer prices. In addition, existing transfer pricing documentation may be considered to be insufficient by the relevant tax authorities which may also result in penalties and additional tax payments. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. If taxing authorities in any of these countries were to successfully challenge SSU’s transfer prices as not reflecting arm’s length transactions, they could require SSU to adjust its transfer prices and thereby reallocate its income to reflect these revised transfer prices, which could result in a higher tax liability to SSU. In addition, if the country from which the income is reallocated does not agree with the reallocation, both countries could tax the same income, potentially resulting in double taxation. If taxing authorities were to allocate income to a higher tax jurisdiction, subject SSU’s income to double taxation or assess interest and penalties, it would increase SSU’s tax liability, which could adversely affect its financial condition, results of operations and cash flows. Furthermore, with a view that we are a Dutch corporation with effective place of management in Germany, Dutch and German tax authorities may have deviating views as to their respective entitlement under tax assets and income.
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
The applicable tax laws or interpretations thereof may change, including the MLI tie-breaker reservation. Furthermore, whether we have our place of effective management in Germany and are as such tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable laws or interpretations thereof, changes to applicable facts and circumstances (for example, a change of directors or the place where board meetings take place), or changes to applicable income tax treaties, including a change to the MLI tie-breaker reservation, may result in us becoming (also) a tax resident of the Netherlands or another jurisdiction. As a consequence, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, results of operations, financial condition and prospects, which could cause our share price and trading volume to decline. Furthermore, the tax laws of Germany, in particular, the respective German implementation rules of the Council Directive (EU) 2016/1164 of 12 July 2016 (so-called Anti-Tax Avoidance Directive), may lead to additional German taxes irrespective of whether our place of effective management is in Germany or the Netherlands. In addition, dividends distributed by us, if any, may become subject to dividend withholding tax in more than one jurisdiction. The double taxation of income and the double withholding tax on dividends may be reduced or avoided entirely under the double tax treaty between Germany and the Netherlands or under a double tax treaty between the Netherlands and the respective other country. See also “— If we do pay dividends, we may need to withhold tax on such dividends payable to holders of Ordinary Shares in both Germany and the Netherlands” below.
If we do pay dividends, we may need to withhold tax on such dividends payable to holders of Ordinary Shares in both Germany and the Netherlands.
We do not intend to pay any dividends to holders of Ordinary Shares. See “— We do not anticipate paying dividends on our Ordinary Shares.” However, if we do pay dividends, we may need to withhold tax on such dividends both in Germany and the Netherlands.
As an entity incorporated under Dutch law, any dividends distributed by us are subject to Dutch dividend withholding tax on the basis of Dutch domestic law. However, on the basis of the double tax treaty between Germany and the Netherlands currently in effect, the Netherlands will be restricted in imposing these taxes if we are also a tax resident of Germany and our effective management is located in Germany (the “withholding tax restriction”). See also “— We may become taxable in a jurisdiction other than Germany and this may increase the aggregate tax burden on us” above. The withholding tax restriction does, however, not apply, and Dutch dividend withholding tax is still required to be withheld from dividends, if and when paid to Dutch resident holders of our Ordinary Shares and non-Dutch resident holders of our Ordinary Shares that have a permanent establishment in the Netherlands to which their Ordinary Shares are attributable. As a result, upon a payment of dividends, we will be required to identify our shareholders in order to assess whether there are Dutch residents or non-Dutch residents with a permanent establishment in the Netherlands to which the Ordinary Shares are attributable in respect of which Dutch dividend withholding tax has to be withheld. Such identification may not always be possible in practice. If the identity of our shareholders cannot be determined, withholding of both German and Dutch dividend withholding tax may occur upon a payment of dividends.
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
We may be or may become a passive foreign investment company (PFIC), which could result in adverse U.S. federal income tax consequences to U.S. Holders.
If we or any of our subsidiaries is a PFIC for any taxable year, or portion thereof, that is included in the holding period of a U.S. Holder (as defined in the section of this registration statement captioned “Taxation”), such U.S. Holder may be subject to certain adverse U.S. federal income tax consequences and may be subject to additional reporting requirements. We and our subsidiaries are not currently expected to be treated as PFICs for U.S. federal income tax purposes for the taxable year of the Business Combination or for foreseeable future taxable years. However, this conclusion is a factual determination that must be made annually at the close of each taxable year and, thus, is subject to change. Accordingly, there can be no assurance that we or any of our subsidiaries will not be treated as a PFIC for any taxable year. Moreover, we do not expect to provide a PFIC annual information statement for 2022 or future taxable years. U.S. Holders are urged to consult their tax advisors regarding the possible application of the PFIC rules to holders of our Ordinary Shares and Public Warrants.

ITEM 4. INFORMATION ON THE COMPANY

A.    History and Development of the Company
We were incorporated as a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) under the name SIGNA Sports United B.V. on May 19, 2021 solely for the purpose of effectuating the business combination (the “Business Combination”) between us, Yucaipa Acquisition Corporation, a Cayman Islands exempted company (“Yucaipa”), SIGNA Sports United GmbH, a German limited liability company, Olympics I Merger Sub, a Cayman Islands limited liability company (“Merger Sub”), and SIGNA International Sports Holding GmbH, a German limited liability company (“SISH”). Upon the closing of the Business Combination on December 14 , 2021, we converted into a Dutch public limited liability company (naamloze vennootschap) and changed our name to SIGNA Sports United N.V. The Business Combination also included the acquisition of Mapil TopCo Limited and Chain Reaction Cycles Retail Limited (“CRC”) (together with its subsidiaries, the “Wiggle Group”) by SSU. Our ordinary shares were admitted to trading and listed on the NYSE on December 15, 2021.
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
We are registered in the Commercial Register of the Chamber of Commerce (Kamer van Koophandel) in the Netherlands under number 82838194. We have our corporate seat in Amsterdam, the Netherlands and the mailing address of our principal executive office is at Kantstraße 164, Upper West, 10623 Berlin, Federal Republic of Germany.
The SEC maintains a website at http://www.sec.gov that contains reports and other information that the Company files with or furnishes electronically to the SEC.
The website address of the Company is https://signa-sportsunited.com/. The information contained on the website does not form a part of, and is not incorporated by reference into, this Annual Report.
B.    Business Overview
Overview
SIGNA Sports United is a specialist online sports retail company based in Berlin, Germany. The Company has operations spanning Europe, the UK and the US. We own companies and brands in various sports categories including bike, tennis, outdoor and team sports. We listed on the New York Stock Exchange (NYSE) on December 15, 2021, after executing our organic and inorganic growth strategy since 2018 to compile a market-leading collection of e-commerce and sports brands assets. Today, we serve over 6.7 million customers worldwide by selling equipment and apparel mainly through more than 50 online webshops, collaborating with more than 500 physical shops.
We define our relevant market as the global sports retail market in which we offer a broad range of sports products, including hard goods such as equipment, parts and accessories and soft goods such as functional wear and clothing. Our products range across multiple verticals, including cycling, outdoor, racket sports, team sports, swimming, running or fitness. Sales through our owned webshops drive most of our revenue, supplemented with online marketplaces and our offline stores.
Our growth strategy is defined by a 3-pillar approach to increase the scale of the Group and improve the financial profile. Within this strategy, we are focused on increasing market share within our existing markets, in particular by selling more of our proprietary Brand portfolio, and extending into adjacent categories or markets. The second pillar is to continue building scale through M&A by acquiring online retailers and brands in our categories. Thirdly, we are leveraging the strength of our core retail business to extend into third-party business models with attractive financial profiles.
We have not yet generated any consolidated net profit since our inception, have had negative operating cash flows and relied on external financing. Since our NYSE listing in December 2021 we have been unable to raise any external third party financing, and all of our funding needs were secured by an affiliate of our largest shareholder, SIGNA International Sports Holding GmbH. While we experienced significant growth in the past, we currently anticipate minimal to negative growth rates in the near future due to reduced mergers and acquisitions activities, risks of recession, rising interest rates, inflation and other headwinds in Europe and the United States. In addition, we have in the last year experienced internal accounting controls issues at one of our material subsidiaries and misjudged the demand for our product offering due to changing customer preferences, which has led to excess inventory resulting in liquidity challenges and an adverse impact on our profitability margin. In response to our operating losses and materially adverse effects on our liquidity position, we are currently working to develop and implement a comprehensive operational initiative to improve our operating performance and our cash, liquidity and financial situation and prospects. This operational alignment program includes measures to increase pricing and delivery thresholds; reduce assortment ranges; increase working capital efficiency; focus on own-brand development and cross-selling;

reduce or exit brand marketing, non-profitable partnerships and offline activities; delay or cancel non-core capital investments; merge or exit business lines; reduce operational headcount and overhead to reflect an anticipated lower revenue base; and reconfigure our group organization, improve internal control systems and processes and accelerate the overall integration of our previously acquired operating businesses.
Our geographic footprint has evolved to serve customers across the globe. Our products are sold through numerous online webshops as well as selected physical locations to customers primarily located in Europe, the UK and the US, with 293.2 million website visits on SSU-owned websites (the fiscal year 2021: 262.9 million) and 8.7 million net orders (i.e. orders after cancellations and returns; the fiscal year 2021: 6.8 million) via SSU sales channels in the fiscal year ended September 30, 2022.
Over the past four years, we have significantly expanded our global customer base and net sales.

We grew our active customers by 39.6% to 6.7 million in the fiscal year 2022 compared to the fiscal year 2021 (4.8 million). We reported net revenue for the fiscal year ended September 30, 2022, of €1,062.8 million representing a growth of 30.6% from the fiscal year 2021: €813.7 million.
Industry & Growth
We operate primarily within the online sports retail industry, focusing on providing a specialist proposition to our customers with a broad product offering supported by expert advice, recommendations and tailored services. Our specialist approach focuses on several key businesses: bike & outdoor, tennis and team sports. Bike & outdoor is our largest business, with approximately 71.8% of SSU’s net revenues, followed by tennis and team sports, with approximately 24.4% and 3.8% of SSU’s net revenues, respectively, in the fiscal year ending September 30, 2022. Similarly, in the prior fiscal year ended, bike & outdoor represented approximately 74.6% of SSU’s net revenues, followed by tennis and team sports with about 20.3% and 5.1% net revenue share, respectively.
Long-term trends - The sports industry represents one of the largest consumer industries, with a total global market size that exceeded $1.1 trillion (Source: Company information) in 2020, of which the online and offline international sports retail market is approximately $475 billion (Source: Company information). It is expected that the offline and online global sports retail market will grow to $670 billion by 2025 due to numerous structural megatrends that are likely to serve as growth tailwinds for the industry (Source: Company information).
1.Health / Longevity - Consumers across the globe are placing an increased emphasis on health and longevity, and sport is a primary tool for supporting their health goals, increasing the global demand for sports equipment and apparel
2.Sustainability- Green initiatives and sustainability concerns continue to grow in importance for consumers and governments alike. As consumer preferences shift and government incentives continue to be rolled out, demand for bike and bike apparel as a means of offsetting the carbon emissions of automobile transport is likely to continue and drive additional adoption, particularly in the e-bike category
3.E-commerce penetration- Comparable to similar categories such as fashion, sports e-commerce remains under penetrated as a percentage of total sports retail sales relative to other categories such as consumer electronics or toys. As online offerings continue to improve and consumer preferences continue to favor the experience of shopping online, we anticipate the share of e-commerce sales to grow steadily in the coming years.
Opportunity - The fragmented sports retail market presents us with a unique consolidation opportunity to build a globally scaled specialist online sports retail company. The majority of our online competition is regional and lacks the infrastructure or access to capital to replicate our strategy.
We believe we are well positioned as the market consolidates to leverage our scale, expertise, and infrastructure to benefit from the expected growth of the online sports market.
Why a Specialist Approach
We believe sports consumers can be best served with a specialist proposition rather than a one-size-fits-all generalist retail model. In contrast to other consumer markets such as electronics, fashion, or fast-moving consumer goods, which are characterized by more homogenous customer preferences across product categories (e.g., customer behavior in fashion markets differ more across gender than across product categories like shirts, trousers, and jackets), sports customer preferences vary significantly across product categories. For example, tennis racket orders require customized stringing, advice from coaches can be an essential part of the purchase decision, and professional players are important influencers.
A study conducted by SSU in January 2021 (based on a survey completed by more than 16,000 consumers from Germany, France, the UK and the US) has shown that specialist online sports retailers are more likely to be the preferred shopping destination for equipment-intensive sports such as biking, tennis, golf, horse-back riding or winter sports compared to general online retailers. According to the study, two-thirds of consumers prefer to purchase at online sports specialists for equipment-heavy sports. Additionally, consumers spend more per order when shopping with online sports specialists, translating into more favorable unit economics (source: company information).
As a specialist sports retailer, we can offer several critical benefits to our customers that create a structural advantage over the offline or generalist offering:
Broad Assortment of Specialist Products- wider range of products enabling direct comparison and convenience.
Product Content and User Experience- includes filters that allow easy product browsing, scheduled product advisory over chat and phone, and sizing recommendation engines.
Value Added Services- includes premium delivery with certified mechanics, access to a network of offline partner shops, and product specific financing and insurance options.
Customization– includes personalized team jersey printing and customized racket stringing to obtain optimal tension.
Our Sites and Brands
Our online specialist sports shops offer a wide variety of products from third-party brands and our own brands. Our focus on supplementing our product offering with detailed product descriptions, customer reviews and access to expert advice has resulted in high customer satisfaction and a steadily growing customer base.
To best serve our customers, our suite of webshops each has a distinct brand identity offering a broad assortment of products tailored to a specific customer segment or focus sport.
Bike: fahrrad.de, Bikester, Wiggle, Chain Reaction, Probikeshop and Brügelmann
Tennis: Tennis-Point, Tennis-Point (US) (formerly Midwest Sport), Tennis Express, Tennis PRO, CenterCourt, Tennis Peters, Padel-Point and Running-point
Outdoor: Addnature and Campz
Team sports: Outfitter and BallSide
Across our sites, we also feature the products of our own brands. We sell our own brands directly through our retail webshops and direct to consumers through branded websites. We distribute some of our full-bike brands wholesale to offline independent bike dealers which grows brand recognition.
Hard Goods: Nukeproof, Vitus, Serious, Ortler, Fixie Inc, Vermont and Red Cycling Products
Soft Goods: DHB, Föhn, Quiet Please and Outfitter Ocean Fabrics
Sales Channels
Online and Mobile- Our sales occur predominantly through our own online and mobile channels and in specific categories (primarily team sports) through third-party marketplaces such as Zalando. Sales through online and mobile channels account for almost all of our sales. In the year ended September 30, 2022, online sales were 878.5 million or 83%of total sales. Similarly, online sales were 692.4 million or 85% of total sales in the previous twelve months ended September 30, 2021.
Physical Stores – As part of our omnichannel retail strategy, we operate physical locations to further connect with consumers and broaden the reach of our brands.
Bike - We have more than 10 physical bike stores across Europe and the U.K. In addition, our online shops are connected with more than 500 local bike stores that offer click-and-collect, repair and order services.
Tennis - We have more than 50 shops and/or franchise stores across Europe, the United States of America, the U.K. and Asia.
Outdoor- We currently operate a store in the city center of Stockholm (Sweden).
Team sports- In Germany, we operate a flagship store which serves as an anchor point for the local soccer community and a retail outlet store.

Business-to-business (B2B)- We currently maintain business-to-business (“B2B”) customers primarily through our associations with sports clubs/associations across our verticals, distributing our full-bike brands to independent bike dealers, and our Retail Media Sales (“RMS”) business which allows brands to run targeted ad campaigns and shop-in-shop functionality on our webshops.
Our Growth Strategy
We have outlined a three-pillar strategy to strengthen our market-leading position in our core markets and expand our business into additional growth areas and business models.
1.Drive Share
Owned Brands- Increase the revenue share stemming from our Owned Brand portfolio
Geographic expansion- Expand into geographic markets with attractive characteristics (e.g. U.S.)
New Categories- Leverage existing infrastructure to grow into adjacent categories (e.g. running)
Omnichannel Strategy- Connect with consumers through flagship retail locations
2.Inorganic
M&A – build scale by continuing to acquire specialist online sports retailers and brands in our categories
3.Expand into third-party business models
Retail media sales – Leverage customer reach to sell advertising (e.g. brand marketing on webshops, paid promotions etc.)
Marketplace – Enable suppliers to list products directly on our websites, with SSU earning a commission on sales. The benefits include greater working capital efficiency, breadth of assortment and improved product depth
Competition
We are a leading scaled e-commerce sports specialist focusing primarily on bike, tennis, outdoor and team sports markets. These markets are highly competitive, fragmented and rapidly changing. Our competition includes offline generalist sporting goods retailers, specialty offline sporting goods retailers, online specialist sports retailers, online generalist retailers and marketplaces, and sporting goods brands in the Europe region, the U.K., and the U.S. including:
Offline generalist sporting goods retailers: Decathlon, DICK’s Sporting Goods, INTERSPORT, SportScheck, Sports Direct, JD Sports Fashion Plc.
Specialty offline sporting goods retailers: Independent retailers, Halfords, Rose Bikes,
Online specialist sports retailers: Backcountry.com, Bike24, Bike-discount, and Sports Warehouse
Online generalist retailers and marketplaces: Amazon, eBay, Zalando
Sporting goods brands: Nike, Adidas, Canyon, Specialized, Brompton Bikes
We have identified the primary competitive factors in our relevant market: a wide selection of products, customer service, quality, convenience, price, browsing ease, advice, and fulfillment speed.
Our broad assortment, user experience, product content and advisory, value added services and fulfillment infrastructure, allows us to provide our customers high quality customer service at attractive price points, and timely fulfillment. The combination of these capabilities is what provides us with a sustainable competitive advantage.
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
Marketing
Our marketing strategy is divided into paid and non-paid methods aimed at bringing new and repeat customers to our webshops.
Paid marketing- generally includes search engine advertising (promotion of website through visible ads on a search engine screen), display marketing (promotion of website through visible ads on third-party websites and blogs), paid partnership with federations and associations, traditional TV advertising, paid social media, and content marketing.
Non-paid marketing- generally includes search engine optimization (promotion of website within a search engine’s results), non-paid social media, email and content marketing.
On acquiring customer or potential customer contact details we employ customer relationship management activities to maintain customer loyalty and drive repeat orders including personalized email marketing and customer retargeting. We track and manage the efficacy of our paid and total marketing spend to ensure efficient return on investment.
Logistics
Handling and shipping sports goods can be complex as the products include items with differing characteristics and sizes. While a substantial share of the products is easy to transport (e.g. apparel, accessories, balls), tennis rackets are fragile items that require a fair amount of customization (e.g. stringing, grip adjustment) before being shipped. Full- bikes are large and complex items of high value that often require customized and complex assembly (e.g. e-bikes) and sometimes two- man handling delivery.
While we strive for integration amongst our businesses, we retain a product-specific approach when and where required. Some facilities like our distribution center in Großostheim (Germany), are handling similar items across different verticals to realize economies of scale, while other facilities, like the distribution center in Holdorf (Germany), are focusing on specific product categories, in this case, full-bike assembly and outbound logistics.
We use three different set-ups for our logistics centers. The logistics centers can be internal, i.e., own logistics hub operated at business units levels, external, i.e., logistics fully outsourced to external parties, or hybrid, i.e., based on the in-built model, where the assembly line is owned by us but located at an outsourced warehouse operated by an integrated partner under our supervision. This approach ensures flexibility with respect to handling specific customer needs and seasonality of certain product groups.
We have implemented various degrees of automation at selected warehouses (e.g. AutoStore at Herzebrock-Clarholz), resulting in reduced labor costs, increased speed and accuracy of product fulfillment.
We are continuously optimizing our fulfilment network and global supply-chain set-up. For example, we entered a long-term third party logistics service contract with a third-party contractor that will provide us with additional warehouse capacities mainly to cover the European markets for the Bike and Outdoor verticals but also allows flexibility to onboard further categories as required. Our current logistical footprint exhibits good cost ratios and sets us up for significantly increased capacity with limited future investment requirements.
IT Infrastructure
We have adopted a technology-forward and data-driven approach to all aspects of our operations. At the heart of this approach, is an IT infrastructure set-up that puts highest emphasis on security and reliability. Recruiting and retaining technology talent is therefore of high importance. We also strive to achieve cross-fertilization of best practices across segments with the aim of allowing scalability of our IT infrastructure while preserving agility.
We are currently in the process of further harmonizing our IT platform on the basis of a group wide IT blueprint allowing us to quickly develop new features and implement them across the group. Legacy tools are replaced by group-wide uniform IT solutions. This will allow for an overall more efficient IT architecture, with the ability to exploit potential synergies across all webshops whenever possible. The IT architecture will be comprised of different modules and services that only need to be developed once but can be utilized across all online shops, ensuring full scalability of the business. This has been implemented already with customer facing applications like Salesforce Commerce Cloud throughout a large portion of the webshops in our group.
Our platform is engineered to build and leverage data to provide a personalized experience to our customers. We collect insights from our customers’ interactions through algorithms and through traditional information retrieval techniques, such as “cookies”. These insights include information on customer activity, behavior, demographics and purchasing history, which we use to improve the shopping experience of our customers, customize our offerings, increase the conversion rate, purchase frequency and average order value, continuously optimize the efficiency of our business operations and to initiate targeted marketing activities across various channels. We have also implemented a broad array of services and systems for pricing, site management, product searching, customer interaction, transaction processing, and order fulfillment functions, notably through the use of smart data. These services and systems use a combination of our own technologies and commercially available, licensed technologies.
We are committed to leverage our investments in our IT infrastructure to further enable and accelerate our buy-and-build strategy to create synergy.
Patents, licenses, industrial, commercial or financial contracts
We rely on licenses to utilize certain technology provided by third parties, such as database technology, our e-commerce and technology platform, operating systems for our servers and other computers and components for our servers. These third-party technology licenses may cease to be available to us on commercially reasonable terms, or at all and we would need to obtain substitute technology, which may not be available.
We also depend upon the successful operation of third-party products in conjunction with our software and any errors in these third-party products, which may be outside of our control, may prevent the implementation or impair the functionality of our software and internet-based services, or delay the introduction of new services. See Item 3. Key Information — D. Risk Factors “Our business may be harmed if we are unable to secure licenses for third-party technologies on which we rely.”
For a summary of the contracts that are material to the Company’s business or profitability, see Item 10. — C.Material Contracts.
Competitive position
For the basis of any statements regarding our competitive position see “Market and Industry Data” and “Cautionary Note Regarding Forward Looking Statements.”
Government Regulation
We sell products through various online webshops as well as selected physical locations mainly to customers in the European Union, Switzerland, Norway, the UK and the US. Therefore, our business is subject to various regulatory requirements under European law and regulations of the EEA, the applicable national laws of the European countries in which we operate as well as the laws of Switzerland, Norway, the UK and the US (including the local laws of the federal states in the US).
While the relevant laws and regulations are typically of a national scope, within the European Union, a considerable degree of regulatory harmonization exists in a number of areas relevant to our business. The European Union has created a common regulatory framework that applies in all member states of the European Union and comprises directives and regulations. Directives only become effective once they are transposed into national law in the respective member state of the European Union and the implementation of directives may vary between member states. Regulations, however, do not require implementation into national law and apply directly and uniformly in all member states of the European Union. In addition, Switzerland, Norway and the UK have enacted national regulatory frameworks that are somewhat similar to the framework applicable in the European Union in certain areas (e.g., regarding data and consumer protection).
The following description provides an overview of selected regulations applicable to our business.
Data Protection and Data Privacy in the European Union
The collection, processing and other use of personal data is extensively regulated by European and national legislation. At the EU level, Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the ”General Data Protection Regulation”) entered into force on May 25, 2018. In Germany, our most important jurisdiction in the European Union in terms of revenue, the General Data Protection Regulation is supplemented and modified by the German Federal Data Protection Act (Bundesdatenschutzgesetz (the “Data Protection Act”)), which was last amended with effect from November 26, 2019.
In general, European data protection and data privacy laws regulate when and how personal data may be collected, for which purposes it may be processed, for how long such data may be stored and to whom and how it may be transferred. The General Data Protection Regulation contains strict requirements for obtaining the consent of data subjects (i.e., the persons to whom personal data relates) to the use and processing of their personal data. Such consent may be withdrawn at any time and without cause, preventing the continued use of the affected data. In addition, a transfer of personal data to entities outside the EEA is subject to specific requirements.
The General Data Protection Regulation also requires organizational measures such as the installation of a data protection officer (Datenschutzbeauftragter) who, inter alia, monitors compliance with the General Data Protection Regulation. In addition, it may require so-called privacy impact assessments, at least in cases where the data processing is likely to result in a high risk to the rights and freedoms of individuals.

In addition to the General Data Protection Regulation and the Data Protection Act, various sector-specific statutes set forth specific rules which apply to certain industries or businesses and prevail over the general provisions of the Data Protection Act. Generally, online retailers based in Germany have to comply with the specific requirements of the German Tele Media Act (Telemediengesetz (the “Tele Media Act”)), which is based on the European Directive 2007/65/EC of December 11, 2007 and takes into consideration particular aspects of online communication and may deviate from the Data Protection Act. For example, the Tele Media Act provides for additional information obligations which are stricter than the general requirements of the Data Protection Act (e.g., a requirement to include an imprint on websites and apps). Similar provisions apply in other countries of the European Union based on the before-mentioned directive.
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
Web Analysis
Web analysis technologies such as cookies or tracking tools (e.g., Google Analytics) enable us to utilize traffic to our websites and apps to personalize our offering and marketing efforts to better match the interests of our customers. Even though some web analysis tools allow for the anonymization of data (e.g., by collecting only a part of the users’ IP addresses) and do not allow for a subsequent allocation of such data to individual users, the use of such tools may still be subject to data privacy laws when the relevant information collected is only pseudonymized (e.g. through the allocation of customer or user IDs to certain users).
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
The use of cookies, which is currently regulated by, inter alia, the General Data Protection Regulation and the German Telecommunications Telemedia Data Protection Act (TTDSG), may be restricted further by a new European regulation concerning the respect for private life and the protection of personal data in electronic communications. This legislation provides for an opt-in regime pursuant to which the use of cookies requires a clear affirmative act establishing a freely given, specific, informed and unambiguous indication of the respective user in the relevant website or app. In February 2021, the Council of the European Union submitted a revised version of the draft regulation to the European Parliament to initiate the so called trialogue negotiations and further advance the legislative process.
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
Social Plugins
Online retailers use social plugins (e.g., Facebook’s “Like” or “Share” buttons) to promote their websites and apps through social media and to communicate with their customers and followers. However, the use of social plugins may infringe data privacy laws depending on the technical design of the relevant plugin. Therefore, some German data protection authorities recommend the use of a two-click-solution pursuant to which users must first activate the relevant social plugins before being able to actually click on the relevant buttons. This two-click-solution is aimed at ensuring that no personal data is collected through social plugins without the consent of the relevant user and assumes that consent is not already given by activating social plugins with the first click.
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
Cybersecurity
We are also required to comply with various cybersecurity requirements. In particular, the General Data Protection Regulation and the Data Protection Act stipulate that entities that collect and process personal data (e.g., most online retailers including our company) must implement certain technical and organizational measures to ensure that such data is processed and stored safely, remains confidential and can be restored and accessed again after interruptions. These measures may include physical security against unauthorized access and manipulation (e.g., secure storage and transportation of physical data carriers), password security, authorization concepts, logging of subsequent changes of data, separation of data that has been collected for different purposes, reasonable encryption as well as protection against accidental loss, destruction or damage of data. Furthermore, the effectiveness of such measures must be tested regularly.
In addition, online retailers must ensure that appropriate compliance measures cover the detection and control of IT-related risks. In Germany, the German Act to Increase the Security of Information Technology Systems (Gesetz zur Erhöhung der Sicherheit informationstechnischer Systeme) amended the Tele Media Act in 2015. German law requires operators of websites and apps to protect their IT-infrastructure, particularly any data they collect and store, against outside attacks in accordance with the current standards of technology (Stand der Technik).
Directive (EU) 2016/1148 of the European Parliament and of the Council of July 6, 2016 concerning measures for a high common level of security of network and information systems (the “NIS Directive”), which was implemented in Germany on June 23, 2017, provides for additional requirements in order to protect the integrity of network and information systems. The NIS Directive, inter alia, requires digital service providers (e.g., online marketplaces) to
•carefully review their existing network security mechanisms;
•implement state of the art security measures aimed at ensuring a level of security appropriate to the risk of the respective provider; and
•establish proper notification measures to promptly notify the competent authority of any incident which has a substantial impact on the services offered in the European Union.
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

Consumer Protection
As we are an online sports e-commerce platform, our products must comply with various consumer protection laws. Throughout the European Union, consumer protection is extensively regulated on the basis of various directives and regulations, in particular:

•Council Directive 93/13/EEC of April 5, 1993 on unfair terms in consumer contracts, as amended;
•Directive 1999/44/EC of the European Parliament and of the Council of May 25, 1999 on certain aspects of the sale of consumer goods and associated guarantees, as amended;
•Directive 2000/31/EC of the European Parliament and of the Council of June 8, 2000 on certain legal aspects of information society services, in particular electronic commerce, in the internal market, as amended;
•Directive 2005/29/EC of the European Parliament and of the Council of May 11, 2005 concerning unfair business-to-consumer commercial practices in the internal market, as amended;
•Directive 2011/83/EU of the European Parliament and of the Council of October 25, 2011 on consumer rights (the “Consumer Rights Directive”); and
•Regulation 2018/302/EU of the European Parliament and of the Council of February 18, 2018 on addressing unjustified geo-blocking (the “Geo-blocking Regulation”).
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
Product Safety
Requirement to ensure Product Safety
Online retailers marketing their products in the European Union have to act with due care to help ensure that their products are safe. To this end, Directive 2001/95/EC of the European Parliament and of the Council of December 3, 2001 on general product safety, as amended (the “Product Safety Directive”), which has been implemented in Germany by the German Act on Product Safety (Produktsicherheitsgesetz) as well as various governmental regulations (Rechtsverordnungen) on the safety of specific products and product groups, imposes various obligations on manufacturers and retailers.
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
Depending on the nature of the products we offer, in particular the individual materials used in the manufacture of such products, certain products may be subject to additional regulations, including the German Act on Food, Feed and Consumer Products (Lebensmittel, Bedarfsgegenstände-und Futtermittelgesetzbuch) and the German Consumer Goods Ordinance (Bedarfsgegenständeverordnung). These regulations are primarily aimed at protecting the health of consumers that come into contact with certain products and grant extensive powers to the competent governmental authorities in order to supervise the compliance of retailers with their legal duties.

Consequences of Non-Compliance
A violation of European or national product safety laws and related regulations may be sanctioned with fines and in severe cases even with criminal sanctions. The German Product Liability Act (Produkthaftungsgesetz (the “Product Liability Act”)) provides for an additional liability regime with respect to products that cause injury or death of a natural person or damage to property and such liability generally applies irrespective of fault (verschuldensunabhängig). Under the Product Liability Act, retailers are generally considered manufacturers with respect to establishing their product liability obligations. The Product Liability Act provides for a liability limit (Haftungshöchstbetrag) in an amount of €85.0 million. In addition, in case of damage to property, owners of such property are required to bear damages in an amount of €500.00 themselves.

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
In Germany the Act on Textile Labeling (Textilkennzeichnungsgesetz) has to be observed. Its provisions and duties are almost identical to the Regulation on Textile Labeling, but it also provides for penalties for the violation of the legal duties of the retailer and/or the importer of textile products.
The Regulation on Textile Labeling does not apply to the labeling of certain types of footwear or of footwear in general. However, the Directive 94/11/EC of European Parliament and Council on the approximation of the laws, regulations and administrative provisions of the Member States relating to labeling of the materials used in the main components of footwear for sale to the consumer, as amended, which regulates the information on the composition of footwear that must be conveyed by means of labeling, and the German Consumer Goods Ordinance (Bedarfsgegenständeverordnung) have to be observed. Certain types of footwear and footwear in general have to be labeled by the manufacturer or the retailer making the products available on the European Union market. The ordinance contains rules about the content and form of labeling and also provides for penalties for the violation of these duties.
Packaging
According to the German Packaging Act (Verpackungsgesetz) producers and distributors, including online retailers such as our company, are obligated to register and participate in a disposal and recycling system. Packaging items that require registration and licensing under the law are sales packaging (Verkaufsverpackungen) and secondary packaging or outer packaging (Umverpackungen). Authorities may impose fines up to €200,000 on producers and retailers, including importers, who offer the packaging without proper registration.
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
In Germany, trademarks are governed by the German Federal Trademark Act (Markengesetz).
Trademarks may be registered with the respective national trademark authority (e.g., the German Patent and Trade Mark Office (Deutsches Patent- and Markenamt)), as well as with the European Union Intellectual Property Office (the “EUIPO”) for union-wide registration, and, following either national or union-wide registration, via the World Intellectual Property Organization in countries which are parties to the MMA or PMMA for10-yearperiods. Such registrations may be renewed repeatedly. Upon receiving an application, the EUIPO will examine whether there are grounds for refusal of granting the trademark registration (e.g., due to earlier, identical or similar trademarks registered in a member state of the European Union or a lack of distinctive character of the relevant trademark). Furthermore, proprietors of earlier trademarks may oppose the application for registration within three months of the publication of the application (e.g., if the new trademark and the products or services sold thereunder are identical or similar to their trademark and the products or services sold thereunder). Upon registration of a European trademark, the proprietor is entitled to prohibit any third party from using such trademark commercially without their prior consent. In addition, national trademark laws of the member states of the European Union stipulate that the proprietor of a European trademark is entitled to, inter alia, receive compensation for damages arising from the illegal use of his trademark.
Internet Domains
The reservation, transfer and renewal of generic top-level Internet domains (e.g., “.com”) and country code top-level Internet domains (e.g., “.de”) are administered by the Internet Corporation for Assigned Names and Numbers (“ICANN”), which is a US-based non-profit organization. The reservation, transfer and renewal of country code top-level Internet domains are administered by certain registrars which are accredited by ICANN. In Germany, Internet domains ending with “.de” are administered by DENIC eG (“DENIC”), a German non-

profit organization. Reservations of country-code top-level Internet domains are made by DENIC depending on who is the first applicant for the relevant domain.
If a domain infringes on trademarks or name rights, the proprietor of the relevant trademarks or name rights can under certain conditions file an injunction to prevent the registration or use of such domain. Such a proprietor may also be entitled to compensation for damages arising from infringements on such rights. Furthermore, specific dispute resolution proceedings are available for disputes over domains, including with respect to infringements of trademark or name rights. For example, the Uniform Domain-Name Dispute Resolution Policy of the ICANN applies to disputes over the abusive reservation and use of domains for generic and certain national top-level domains.
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
Human rights and environmental concerns
On June 11, 2021 the German federal parliament (Bundestag) adopted the so-called Supply Chain Act (Lieferkettensorgfaltspflichtgesetz), under which companies will have to carefully document their whole value chains, review their suppliers and prove that they are making efforts to comply with the required standards. The Supply Chain Act (Lieferkettensorgfaltspflichtgesetz) will make companies responsible for counteracting human rights violations in the production of their economic goods and provides for severe fines which may be imposed upon a defaulting company and imposes an obligation on companies to install a comprehensive risk management and compliance system to prevent violations. The law will come into force in 2023 and will be applicable to us as of January 1, 2024. Violations can be sanctioned with a fine of up to 2% of the annual consolidated revenues.
In addition, on February 23, 2022, the European Commission adopted a proposal for a directive on corporate sustainability due diligence. The directive aims at committing companies to manage social and environmental impacts throughout their supply chain, The proposal imposes due diligence duties to identify, prevent, end or mitigate adverse impacts of their activities on human rights and on the environment. The approval of the EU Parliament and the EU Council of Ministers is required to pass the directive; a final decision is therefore not to be expected before 2023.
On September 14, 2022, the European Commission issued its legislative proposal to ban the marketing of goods made with forced labor on the EU market. The objective is the effective prohibition of both imported goods and goods made in the European Union, while using forced labor, including child labor. The proposal covers all products, namely those made in the EU for domestic consumption and exports, and imported goods, without targeting specific companies or industries. The regulation is closely linked to the CSDD. The approval of the EU Parliament and the EU Council of Ministers is required to pass the regulation. An agreement on the final text of the proposed regulation is expected in late 2023, at the earliest.
On November 28, 2022, the EU Council of Ministers gave its final approval to the corporate sustainability reporting directive ("CSRD"). The CSRD strengthens the existing rules on non-financial reporting introduced in the Accounting Directive by the 2014 non-financial reporting directive ("NFRD"). The CSRD introduces more detailed reporting requirements and ensures that large companies, all companies listed on regulated markets and listed SMEs are required to report on sustainability matters such as environmental rights, social rights, human rights and governance factors. The application of the CSRD will take place in four stages from 2025 until 2029.
E-Commerce laws in the US
Our business operations in the US is subject to US federal and state laws and regulations applicable to all US e-commerce businesses. The main laws and regulations cover areas, among others, such as personal privacy and data security, consumer protection, processing of payments or sales and other taxes; other laws define and regulate unfair and deceptive trade practices. Certain applicable privacy laws and regulations require us to provide customers with our policies on sharing information with third parties, and advance notice of any changes to these policies. Related laws may govern the manner in which we store or transfer sensitive information or impose obligations on us in the event of a security breach or inadvertent disclosure of such information. Under applicable US federal and state laws and regulations addressing privacy and data security, we must provide notice to consumers of our policies with respect to the collection and use of personal information, and our sharing of personal information with third parties, and notice of any changes to our data handling practices.
In some instances, we may be obligated to give customers the right to prevent sharing of their personal information with third parties. Under applicable federal and state laws, we also are required to adhere to a number of requirements when sending commercial email to consumers, including identifying advertising and promotional emails as such, ensuring that subject lines are not deceptive, giving consumers an opportunity to opt-out of further communications and clearly disclosing our name and physical address in each commercial email. Regulation of privacy and data security matters is an evolving area, with new laws and regulations enacted frequently. For example, California enacted legislation that went into effect on January 1, 2020 that, among other things, requires new disclosures to California consumers, and affords such consumers new abilities to opt out of certain sales of personal information. In addition, under applicable federal and state unfair competition laws, including the California Consumer Legal Remedies Act, and U.S. Federal Trade Commission, or “FTC”, regulations, we must, and our network of influencers may be required to, accurately identify product offerings, not make misleading claims on our websites or in advertising, and use qualifying disclosures where and when appropriate. The growth and demand for e-commerce could result in more stringent domestic and foreign consumer protection laws that impose additional compliance burdens on companies that transact substantial business on the internet. New legislation or regulation, the application of laws from jurisdictions whose laws do not currently apply to our US business, or the application of existing laws and regulations to the internet and e-commerce generally could result in significant additional taxes on our US business. Further, we could be subject to fines or other payments for any past failures to comply with these requirements.
C.    Organizational Structure
Upon the closing of the Business Combination, SSU became a direct, wholly-owned subsidiary of the Company and SSU’s subsidiaries became the Company’s indirect subsidiaries.
For a list of SSU’s significant subsidiaries see Note 16.1 on page F-67et seq. of SSU’s consolidated financial statements filed as part of this Annual Report.
D.    Property, plants and equipment
We do not own any real property.
Below is a list of our material leased property as of the date of this Annual Report, including the type of property, our business area, location and approximate square meterage.

Type of property	Business	Location	Square Meterage	Owned/Leased
Office	Internetstores GmbH	Stuttgart, Germany	1,670	leased
Office & Warehouse	Publikat GmbH & OUTFITTER Teamsport GmbH	Großostheim, Germany	20,335	leased
Office & Warehouse	Tennis-Point GmbH	Herzebrock-Clarholz, Germany	19,065	leased
Office & Warehouse	Tennispro Distribution SAS	Entzheim, France	10,745	leased
Warehouse	Internetstores GmbH	Esslingen, Germany*	8,554	leased
Warehouse	Internetstores GmbH	Untertürkheim, Germany	7,568	leased
Warehouse	Internetstores GmbH	Holdorf, Germany	14,079	leased
Warehouse	Internetstores GmbH	Gehrde, Germany	11,400	leased
Warehouse	Wiggle Limited	Wolverhampton, UK	30,129	leased
Office & Warehouse	Chain Reaction Cycles Limited	Belfast, UK	1,942	leased
*The facility in Esslingen will be shut down by April 2023.
Lease agreements for our premises are generally long-term leases with terms between 3 and 10 years.
As of the date of this Annual Report, the Company is not aware of any environmental issues that may affect the utilization of any of the premises described above and has no intention to engage in the construction, expansion or improvement of any real estate or facilities.

Intellectual Property
As of the date of this Annual Report, we own well known trademarks (including “SIGNA Sports United”, “fahrrad.de”, “Brügelmann”, “CAMPZ”, “Addnature”, “Bikester”, “Probikeshop”, “Wiggle”, Chain Reaction Cycles, “Tennis-Point”, “Running Point”, “TennisPro”, “Tennis Express”, “Tennis-Point (US)/ Midwest Sport”, “CenterCourt”, “Outfitter”, and “Ballside”) as well as related tradenames and logos. We also have an extensive portfolio of domain names. We believe that our trademarks and our respective domains adopted for the different countries are of value to our business. Our private label brand products and other branding material are also featured on our websites and in our marketing.
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
Overview
Our group comprises dedicated market leading online sports specialist webshops in the growing product categories bike, tennis/racket sports, outdoor and teamsports. As a group, we consider ourselves to be the global number one online sports specialty retailer measured by revenue. We define our relevant market as the global sports retail market in which competition comes from a highly diversified group of competitors, i.e., traditional offline sports retailers, specialist offline sports retailers, e-commerce generalists and online sports specialists as well as some leading sporting goods brands. Among this group of competitors, online sports specialist retailers carry a broad range of sports products including hardlines such as equipment, parts and accessories, and softlines such as functional wear and clothing, from only one or more sports product categories such as cycling, outdoor, racquet sports, teamsports, swimming, running or fitness, focusing on sports retailing mainly via online channels and generating the vast majority of sales through online channels, e.g., own websites and marketplaces.
We sell products to customers through various online webshops as well as selected physical locations mainly to customers in the European Union as well as in Switzerland, Norway, the UK and the US, with approximately 293.2 million visits to SSU’s websites and approximately 8.7 million net orders in the fiscal year ended September 30, 2022 and approximately 262.9* million visits to SSU’s websites and approximately 6.8* million net orders in the fiscal year ended September 30, 2021. (*Re-presented as a result of discontinued operations. Refer to Note 11- Discontinued Operations)
Our primary source of revenue is the sale of merchandise, in particular, full bikes and bike spare parts, tennis rackets and accessories, outdoor gear, footwear and other sports products, through the websites of our various web shop brands. The business model in our core first party e-commerce business focuses on four key pillars to inspire, guide, serve and engage our customers. We believe this focus on delivering a superior customer sports shopping experience compared to both online generalists and physical sports store retailers distinguishes us and will drive higher traffic, conversion rates and build brand affinity resulting in an increased loyal customer base which promotes revenue retention growth.
Our own brands, including, Vitus, Nukeproof, DHB, Serious, Ortler, Fixie Inc., Prime Components, Red Cycling contributes a higher gross margin versus selling third-party brands. We intend to further invest in the growth of our own brands across our websites.
Our platform is designed to enhance the success of our suppliers by allowing them to leverage our technological expertise and functionalities. We plan to increase the usage of our platform by our suppliers through adding marketplace functionalities which will allow our suppliers to easily display their full product catalog as well as highlight and promote their selected products to customers on our sites.
We have not yet generated any consolidated net profit since our inception, have had negative operating cash flows and relied on external financing. Since our NYSE listing in December 2021 we have been unable to raise any external third party financing, and all of our funding needs were secured by an affiliate of our largest shareholder, SIGNA International Sports Holding GmbH. While we experienced significant growth in the past, we currently anticipate minimal to negative growth rates in the near future due to reduced mergers and acquisitions activities, risks of recession, rising interest rates, inflation and other headwinds in Europe and the United States. In addition, we have in the last year experienced internal accounting controls issues at one of our material subsidiaries and misjudged the demand for our product offering due to changing customer preferences, which has led to excess inventory resulting in liquidity challenges and an adverse impact on our profitability margin. In response to our operating losses and materially adverse effects on our liquidity position, we are currently working to develop and implement a comprehensive operational initiative to improve our operating performance and our cash, liquidity and financial situation and prospects. This operational alignment program includes measures to increase pricing and delivery thresholds; reduce assortment ranges; increase working capital efficiency; focus on own-brand development and cross-selling; reduce or exit brand marketing, non-profitable partnerships and offline activities; delay or cancel non-core capital investments; merge or exit business lines; reduce operational headcount and overhead to reflect an anticipated lower revenue base; and reconfigure our group organization, improve internal control systems and processes and accelerate the overall integration of our previously acquired operating businesses.
Business combinations

On December 14, 2021, we closed the acquisition of 100% of Mapil TopCo Limited, Portsmouth/UK (“Wiggle” or “the Wiggle Group”), a UK headquartered online cycling and multisport specialist that is intended to strengthen our activities in the Bike & Outdoor business segment and to extend our internationalization strategy.

On January 1, 2022, we acquired 66.66 % of the issued shares in Tennis Express LLC, Houston, Texas/USA (“Tennis Express”), a full-service tennis specialty retailer that is intended to strengthen the activities in the Tennis business segment and to extend our internationalization strategy.

See note 15 “Business combinations” for further information in regard to the acquisition of Wiggle Group and Tennis Express.
Capital Reorganization

On December 14, 2021, we closed our previously announced Business Combination pursuant to the Business Combination Agreement, dated June 10, 2021, by and among Yucaipa, SSU, the Company (formerly known as SIGNA Sports United B.V.), Merger Sub and SISH (the “Yucaipa Merger”).

As part of the transaction, former shareholders of Yucaipa (public shareholders, sponsors and directors) received 12,584,315 shares of the Company and 17,433,333 warrants (“SSU Warrants”) to purchase ordinary shares of the Company. In exchange, the Company received the net assets held by Yucaipa, which had a fair value of €7.3 million upon closing of the transaction on December 14, 2021. The net assets included €24.9 million of cash and cash equivalents held in Yucaipa trust account, current liabilities of €5.7 million and €10.6 million deferred underwriting commissions.

The Company raised an additional €402.7 million in net equity proceeds through a private placement of ordinary shares with existing shareholders of SSU, Yucaipa and other new investors (“PIPE Financing”). The PIPE Financing is treated as a capital contribution, which resulted in increases of €11.6 million and €391.1 million to share capital and capital reserve, respectively.

Both the Yucaipa Merger and PIPE Financing closed on December 14, 2021. Upon consummation of the transactions, the Company became a publicly traded corporation at the New York Stock Exchange under the ticker SSU (“Company Listing”). The SSU Warrants are traded under the ticker SSU.WS. The Company incurred incremental transaction costs directly attributable to the issuance of new shares to Yucaipa shareholders and the PIPE Financing of €5.9 million, which it netted against the equity proceeds as a reduction in capital reserve.
Factors Affecting Our Performance
We believe that our performance and future success depend on several factors which have affected SSU’s performance in the periods for which financial information is presented in this Annual Report and which will continue to affect our future performance. These factors present significant opportunities for us but also pose risks and challenges, including those discussed in the section of this Annual Report titled “Risk Factors.” These factors include:
Growth of the sports market

The sports retail market and in-particular the sports verticals that we operate in have benefited from favorable growth trends over the recent years. Our ability to continue growing will be dependent in part on the continued growth of the sports retail market
Continued shift to e-commerce
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

Supply Chain Shortage

The global supply chain disruption, which began in 2020 due to the COVID-19 pandemic, as well as the subsequent global components shortage has had a significant negative impact on our ability to service the increased consumer demand for our products (especially in the full-bike and e-bike category), and therefore, our revenues. Although we expect to continue to grow the market for our products once supply chain disruption as well as the global components situation normalizes, we cannot predict with certainty if and when the supply chain disruption will resolve and whether demand for our products will increase as currently anticipated.
Russia-Ukraine War
With Russia's invasion of Ukraine, the geopolitical situation around the world intensified on February 24, 2022. The ongoing conflict in Eastern Europe and the imposed sanctions have led to significant global economic uncertainty followed by rising commodity prices and increased raw materials costs.
So far, the Russia-Ukraine war has not had a material impact on the Company’s supply chain as it does not have any supply relationships with companies in this region. Nevertheless, the war has indirectly contributed to widespread macro-economic uncertainty around the world, and especially in Europe where high inflationary pressures coupled with an European energy crisis has resulted in rising energy prices for both companies and private households, increased cost of production and increased cost of materials. Consequently, this resulted in a deterioration of consumer sentiment and spending which impacted our revenue, cost of materials and adjusted EBITDA during the year.
The uncertainties about the future development of the war and its impact on the global economy remain and uncertainties in the global economy could have further adverse impacts on the Group and its supply chain, future sales, profitability as well as the Group’s assets.
COVID-19
The global community continues to face certain challenges regarding developments in connection with COVID-19. Nevertheless, increased vaccination rates around the world has resulted in widespread relaxation of COVID-19 related societal restrictions such as lockdowns in many countries. Whilst we expect a return to pre-pandemic consumer spending which is expected to be lower than during the pandemic, other macroeconomic factors such as increased inflation rates, supply chain constraints, global and geopolitical developments have also directly and indirectly impacted our results of operations which makes the impact from COVID-19 difficult to isolate and quantify.

Inflation impact on Discretionary spending

We believe a large number of the products we offer are discretionary items rather than necessities. As a result, our operating results are sensitive to changes in macroeconomic conditions that impact consumer spending, including discretionary spending.

The ongoing Russia- Ukraine conflict and change in consumer spending behavior post COVID-19 pandemic has had an adverse impact on inflation. Global inflationary pressures on cost of materials, energy, shipping, carriers and airfreight combined with higher unemployment rates, stagnant wage growth and general uncertainty regarding the overall future economic environment has contributed to a decline in overall consumer confidence and discretionary spending.

As a result, overall growth in net revenue whilst increased from the prior fiscal year due to business acquisitions, failed to meet forecasted revenue. The uncertainties of when the macroeconomic conditions will improve could have further adverse impact on the Group and its future operating performance.

Discontinued operations

We discontinued our Stylefile business during the fourth quarter of 2022. Prior to the discontinuation, “Athleisure” within our “Teamsports and Athleisure” segment was composed almost entirely of the Stylefile business. Moving forward, the segment will only consist of teamsports and will be referred to as the “Teamsports” segment. Our decision to discontinue Stylefile was driven largely by its historical performance and expected business forecasts in the absence of further capital investments and opportunity costs. The discontinuation of Stylefile will provide us with the opportunity to redirect our focus and resources towards expanding and improving other segments within the Group.

Going Concern

As an emerging growth online sports retail company, we are still in progress towards reaching break-even in our business and achieving positive operating cash flows. The future development of our operational business is subject to a number of risks, including the failure to maintain or grow our revenue or business, the inability to raise needed equity or debt financing on economically acceptable terms, the failure to efficiently manage our inventory levels taking into account market conditions and customer preferences, further delays in implementing reliable and fully automated internal accounting control procedures and systems at all of our material subsidiaries, the risks associated with expanding into new geographic markets and negative developments in global and local economic conditions within our markets as well as the capital markets generally. Our success and ultimately the attainment of profitable operations with positive operating cash flows depends on future uncertain events which include, among other things, obtaining adequate financing to fund our net working capital requirements, meet debt service requirements, and continue to expand the business through merger and acquisition activities until we can generate sufficient revenues to support our operating cash requirements.

We have incurred operating losses since our inception. For the year ended September 30, 2022, we incurred a net loss from continuing operations of €565.7 million of which €580.0 million is related to loss from operations, resulting in an operating cash outflow of €190.5 million driven mainly by a build-up of inventories and expenses relating to the Company Listing. As of September 30, 2022, the Company had generated an accumulated deficit of €758.3 million, and had a net equity position of €617.3 million. Furthermore, we have financial covenants relating to quarterly minimum liquidity requirements of €30.0 million and minimum yearly adjusted EBITDA requirements of €20.0 million which will be effective as of September 30, 2023.

Nevertheless, we believe our cash and cash equivalents will be sufficient to fund our planned operating cash requirements for at least the next twelve months from the date of issuance of these financial statements. As of September 30, 2022, we had cash and cash equivalents of €43.0 million. On September 28, 2022, we entered into the Subscription Agreement with our affiliate SIGNA Holding to issue €100.0 million aggregate principal amount of Initial Convertible Bonds to SIGNA Holding with a closing date on October 4, 2022. The Initial Convertible Bonds mature on October 4, 2028 and are divided into bonds in bearer form with a principal amount of €1.0 million each. The Initial Convertible Bonds bear Quarterly Interest as well as PIK Interest. Interest is payable from October 4, 2022, at a rate of three-month EURIBOR plus 4% per annum (which will increase to 5% per annum and 6% per annum on October 4, 2026 and October 4, 2027 respectively). PIK Interest accrues from October 4, 2022 at a rate of 7% per annum (which will increase to 8% per annum and 9% per annum on October 4, 2026 and October 4, 2027, respectively) as if it were payable quarterly in arrears on each interest payment date. Bondholders may convert the Initial Convertible Bonds at any time into fully paid ordinary shares of the Company with a nominal value of €0.12 each. The initial conversion price for the Initial Convertible Bonds is €10.3686 (Initial Convertible Bonds). Bondholders have the right to increase the principal amount of the Initial Convertible Bonds by an additional aggregate principal amount of up to €200.0 million as of closing of the convertible bond issuance and until and including September 30, 2023 in one or more tranches with minimum denominations of €1.0 million (Upsize option). In December 2022 the Initial Convertible Bonds were sold and transferred to our affiliate SIGNA European Invest Holding AG, another affiliate of SISH. Subsequently, on February 6, 2023, we received commitments from our affiliate SIGNA Holding to provide us with an equity-linked funding of an additional €130.0 million. The SIGNA Holding Equity Commitment Letter provides the Company with the right to issue and sell (put right) Additional Convertible Bonds to SIGNA Holding, at the same terms and conditions as the Initial Convertible Bonds, in one or more tranches until and including September 30, 2024 for an aggregate additional principal amount of €130.0 million of newly issued convertible bonds. Any subsequent exercise of the put right pursuant to the SIGNA Holding Equity Commitment Letter will reduce Euro for Euro, the available amount under the ‘Upsize Option’ granted by SSU to SIGNA Holding in connection with the issuance of the ‘Initial Convertible Bonds‘. The SIGNA Holding Equity Commitment Letter was required to address our very precarious liquidity situation since the beginning of our fiscal year ending September 30, 2023 fiscal year and to provide the Company with sufficient liquidity until mid-February 2024. Simultaneously with signing the SIGNA Holding Equity Commitment Letter, we entered into an amendment agreement to the SIGNA Holding RCF I with SIGNA Holding on February 6, 2023 (the “SIGNA Holding RCF I Amendment”). The purpose of the SIGNA Holding RCF I Amendment is to provide us with a bridge financing in the amount of up to €50.0 million until the respective tranches under the Additional Convertible Bonds have been issued and settled. Any amounts drawn under the additional €50.0 million in funding available to us under the amended SIGNA Holding RCF I will be repaid by issuing Additional Convertible Bonds in accordance with the terms and conditions of the SIGNA Holding Equity Commitment Letter to SIGNA Holding. In addition, on January 26, 2023, we received waivers from the lenders under the LBBW RCF waiving the requirement to comply with the net leverage covenant through the period ending June 2024 and the minimum adjusted EBITDA covenant for the testing period ending on September 30, 2023 and maintaining the available liquidity covenant at €30.0 million for each testing date after March 31, 2023. Furthermore, we plan to refocus on our core markets where we have infrastructure and strong competitive positions, adjust our commercial and operating models to focus on efficiency and deliver transaction synergies such as procurement synergies and cross selling of own brands.

The proceeds from the Initial Convertible Bonds, any Additional Convertible Bonds issued to SIGNA Holding in the future and the SIGNA Holding RCFs and the LBBW RCF are utilized to fund our working capital needs, capital expenditures and general corporate purposes.
Key Operating Performance Metrics
We measure certain performance metrics comprising site visits, conversion rate, number of net orders, active customers and net average order value. All these performance metrics are, to the extent applicable, measured on a net basis, i.e., after value added taxes, returns and cancellations.

The key performance metrics shown in the table below are only derived from sales generated through online shops of entities owned by SSU as of the date of this Annual Report and do not include revenue generated through sales partners (e.g. Zalando) or revenue from physical stores (offline sales). The key performance metrics shown in the table below represent aggregated information for the relevant entities and do not distinguish between pre- and post-acquisition of the relevant entities.
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

The following table provides information for SSU for the twelve-month periods ended September 30, 2022, 2021 and 2020.

	For the fiscal year ended September 30,
	2022	2021 [6]	2020 [7]
	(unaudited)
Site Visits[1] (in millions)	293.2	262.9	232.2
Net Conversion Rate[2] (in %)	3.0	2.6	2.2
Number of Net Orders[3] (in thousands)	8,690	6,780	5,150
Net Average Order Value[4] (in €)	101.1	102.1	103.4
Active Customers[5] (in millions)	6.7	4.8	3.6
___________________
1.Defined as number of visits including mobile and website. Cut off at 30 minutes of inactivity and at date change. Not cut off at channel change during session.
2.Defined as total net orders (post cancellations and returns) divided by total visits.
3.Defined as orders post cancellations and returns.
4.Defined as total online revenue (excluding sales partners) divided by net orders (post value added taxes, cancellations and returns).
5.Defined as customers with one or more purchases within the last 12 months, irrespective of cancellations or returns.
6.Does not include Wiggle Group and Tennis Express. However, includes 5 months of Tennis-Point (US) (formerly Midwest Sports). In addition, the comparative numbers have been re-presented as a result of discontinued operations. Refer to Note 11- Discontinued Operations
7.Does not include Tennis-Point (US) (formerly Midwest Sports), Wiggle Group and Tennis Express. In addition, the comparative numbers have been re-presented as a result of discontinued operations. Refer to Note 11- Discontinued Operations
The following tables show the development of SSU’s key performance metrics (excluding sales partners and offline sales) from October 1, 2019 to September 30, 2022 on a quarterly basis:

	Sep 30, 2022	Jun 30, 2022	Mar 31, 2022	Dec 31, 2022	Sep 30, 2021 [5]	Jun 30, 2021 [5]	Mar 31, 2021 [6]	Dec 31, 2021 [6]	Sep 30, 2020 [6]	Jun 30, 2020 [6]	Mar 31, 2020 [6]	Dec 31, 2019 [6]
	(unaudited)
Site Visits[1] (in millions)	79.2	82.1	76.6	55.2	72.8	70.1	59.3	60.8	70.1	73.4	44.6	44.2
Site Visits (year-over-year growth in %)	8.8	17.2	29.2	-9.2	3.8	-4.5	33.1	37.5	25.1	34.3	12.3	22.1
Net Conversion Rate[2] (in %)	3.1	3.1	2.7	2.8	2.8	2.8	2.2	2.3	2.4	2.1	2.1	2.2
Change in Net Conversion Rate (in basis points)	31.0	32.6	49.6	43.1	44.4	66.8	15.0	13.4	20.5	4.1	21.9	-2.9
Number of Net Orders[3] (in thousands)	2,489	2,574	2,099	1,528	2,062	1,967	1,331	1,420	1,675	1,569	933	974
Number of Net Orders (year-over-year growth in %)	20.7	30.9	57.7	7.6	23.1	25.4	42.7	45.8	36.9	36.9	25.4	20.6
Net Average Order Value[4] (in €)	102.1	101.6	102.9	96.1	95.6	105.9	107.9	100.9	101.0	114.8	96.8	95.3
Net Average Order Value (year-over-year growth in %)	6.74	-4.10	-4.70	-4.70	-5.30	-7.80	11.60	5.90	-0.20	6.10	-1.40	3.10
____________
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
(5) Includes 3 months and 2 months of Tennis-Point (US)/ Midwest Sports (formerly Midwest Sports) in the periods ended September 30, 2021 and June 30, 2021, respectively. Wiggle Group and Tennis Express are not included. In addition, the comparative numbers have been re-presented as a result of discontinued operations.. Refer to Note 11- Discontinued Operations.
(6) Does not include Tennis-Point (US)/ Midwest Sports (formerly Midwest Sports), Wiggle Group and Tennis Express. In addition, the comparative numbers have been re-presented as a result of discontinued operations. Refer to Note 11- Discontinued Operations
Site visits refer to the number of visitors to each of SSU’s sites. Site visits are a useful indicator to understand SSU’s sites overall reach within the market. Site visits have increased to 293.2 million in the fiscal year ended September 30, 2022 from 262.9 million in the fiscal year ended September 30, 2021, showing continued year-over-year growth. The increase in site visits in the fiscal year ended September 30, 2022 is primarily attributable to the acquisition of Wiggle Group and Tennis Express in the current financial year as well as the acquisition of Midwest in the second half of the previous financial year (M&A activities). For further information, please refer to note 15 “Business combinations”.
Net conversion rate refers to the rate at which a site visit results in an order. Net conversion rate is a useful indicator to understand how effective SSU’s sites are at converting visits into orders. Net conversion rates are calculated by taking total site visits for the relevant period and dividing by the total number of net orders. Net conversion rates have increased to 3.0% in the fiscal year ended September 30, 2022 from 2.6% in the fiscal year ended September 30, 2021. The increase in conversion rates in the fiscal year ended September 30, 2022 compared to the previous year is primarily attributable to the shift of traffic to higher conversion categories like parts, accessories and clothing due to the lack of full-bike availability and increases in the ratio of paid traffic.
The number of net orders is defined as the total number of orders minus cancellations and returns. The number of net orders is a useful indicator to understand the ability of our sites to monetize their products. The number of net orders has increased to 8,690 thousand in the fiscal year ended September 30, 2022 from 6,780 thousand in the fiscal year ended September 30, 2021. The increase in the number of net orders in the fiscal year ended September 30, 2022 is primarily attributable to M&A activities.
The net average order value is calculated by dividing net revenue by net orders. Net average order value is a useful indicator as a further measure of monetization. Net average order value has decreased to €101.1 in the fiscal year ended September 30, 2022 from €102.1 in the fiscal year ended September 30, 2021. The decrease is mainly driven by the mix in order values. Whilst overall orders increased, high average value orders decreased. This, coupled with promotional activities which further reduced sales values led to a decrease in net average order values.

A.Operating Results
The following summarizes the more significant factors impacting SSU’s operating results for the fiscal year ended September 30, 2022 and the fiscal year ended September 30, 2021 as well as SSU’s liquidity in fiscal years 2022 and 2021. For the discussion of SSU’s 2021 and 2020 results, please refer to “Item 5. Operating and financial review and prospects” included in our annual and transition report as a foreign private issuer on Form 20-F (File No. 001-41156) filed with the SEC on February 4, 2022.

Operating Results and Operating Metrics of the Group
Fiscal Year Ended September 30, 2022 compared to Fiscal Year Ended September 30, 2021
The following table summarizes SSU’s consolidated statements of operations for each period presented both on an actual basis and as a percentage of net revenues for the periods indicated:

	For the fiscal year ended September 30,
	2022		2021*		2020*
	in € million	% of net revenues	in € million	% of net revenues	in € million	% of net revenues
	(audited)
Revenue	1,062.8		813.7		644.4
Own work capitalized	5.5	0.5%	3.4	0.4%	3.0	0.5%
Other operating income	5.2	0.5%	5.4	0.7%	0.5	0.1%
Cost of materials	(700.3)	(65.9)%	(500.2)	(61.5)%	(414.9)	(64.4)%
Personnel expenses	(163.3)	(15.4)%	(89.0)	(10.9)%	(66.5)	(10.3)%
Expenses for logistics and packaging	(121.9)	(11.5)%	(81.0)	(10.0)%	(61.8)	(9.6)%
Marketing expenses	(89.2)	(8.4)%	(62.7)	(7.7)%	(41.7)	(6.5)%
IT & Other expenses	(148.2)	(13.9)%	(90.9)	(11.2)%	(53.3)	(8.3)%
Share listing expense	(121.9)	(11.5)%	—	—%	—	—%
Other operating expenses	(481.1)	(45.3)%	(234.5)	(28.8)%	(156.8)	(24.3)%
Depreciation and amortization	(53.9)	(5.1)%	(28.5)	(3.5)%	(24.5)	(3.8)%
Impairment loss	(254.9)	(24.0)%	(0.6)	(0.1)%	(0.1)	—%
Operating result	(580.0)	(54.6)%	(30.3)	(3.7)%	(14.8)	(2.3)%
Finance income	36.6	3.4%	4.8	0.6%	0.9	0.1%
Finance costs	(21.3)	(2.0)%	(9.4)	(1.2)%	(7.9)	(1.2)%
Result from investments accounted for at equity	(1.2)	(0.1)%	(1.3)	(0.2)%	(0.7)	(0.1)%
Earnings before tax (EBT) from continuing operations	(565.9)	(53.2)%	(36.2)	(4.4)%	(22.6)	(3.5)%
Income tax benefit (expense)	26.6	2.5%	(1.6)	(0.2)%	1.9	0.3%
Loss for the period from continuing operations	(539.3)	(50.7)%	(37.7)	(4.6)%	(20.7)	(3.2)%
Net loss from discontinued operations, net of tax	(26.4)	(2.5)%	(8.3)	(1.0)%	(5.0)	(0.8)%
Loss for the period	(565.7)	(53.2)%	(46.0)	(5.7)%	(25.6)	(4.0)%
of which attributable to non-controlling interests	—	—%	—	—%	(0.9)	(0.1)%
of which attributable to the owners of SSU	(565.7)	(53.2)%	(46.0)	(5.7)%	(24.8)	(3.8)%
Loss per share
Continuing operations	(1.7)		(0.2)		(0.1)
Loss attributable to the owners of SIGNA Sports United	(1.8)		(0.2)		(0.1)
* The comparative numbers have been re-presented as a result of discontinued operations. Refer to Note 11- Discontinued Operations.
Revenue
Revenue includes revenue from the sale of merchandise net of deduction of sales tax, returns, prepayments, customer discounts and rebates.
For the fiscal year ended September 30, 2022, revenues were €1,062.8 million, an increase of 30.6% or €249.1 million, compared to €813.7 million in the fiscal year ended September 30, 2021. The increase in overall revenue and overall active customers was driven primarily from inorganic growth due to M&A activities

Whilst inorganic growth through M&A activities have increased overall revenue and active customers, organic growth within our businesses was negative. The negative organic growth was primarily driven by a reduction in worldwide demand due to inflationary pressures affecting consumer confidence and discretionary spending; increase in cross border shipping and airfreight costs which has reduced our competitiveness internationally; and overall competitor pressures from the reduction of overall consumer demand which resulted in aggressive pricing strategies that reduced average selling prices.
The performance of our bike and outdoor business was negatively affected by competitor pressures due to oversupply of lower-end inventories coupled with a decline in general demand. This resulted in additional marketing and inventory management strategies such as discounts and promotional events. Similarly, a shortage of products at the high end of the assortment range due to ongoing supply chain issues contributed to a loss in revenues.
Our Tennis and Teamsport businesses are also facing increased competitor pressures driven by an oversupply in the market resulting in more aggressive pricing. In addition, a high fraction of planned goods were delivered late which resulted in loss of revenues.
Cost of material
Cost of material mainly consisted of cost for merchandise.
For the fiscal year ended September 30, 2022, cost of material was €700.3 million, an increase of 40.0%, or €200.1 million, compared to €500.2 million in the fiscal year ended September 30, 2021. The increase in overall cost of material was driven mainly by higher order volumes through M&A activities
Whilst overall absolute cost of material increased due to M&A activities, the ratio as a percentage to revenue increased due to overall worldwide inflationary pressures on raw materials, energy, and shipping, which increased the cost of production and ultimately the cost of materials.
Personnel expenses
Personnel expenses consisted of wages and salaries, social security contributions, share based compensation expenses and other personnel expenses.
For the fiscal year ended September 30, 2022, personnel expenses were €163.3 million, an increase of 83.4%, or €74.2 million, compared to €89.0 million in the fiscal year ended September 30, 2021. Personnel expenses mainly consisted of wages and salaries. The increase in personnel expenses is primarily driven by the increased number of employees of newly acquired businesses. The average number of employees in the fiscal year ended September 30, 2022 was 3,623 compared to the 2,492 in the previous fiscal year. This increase is driven by M&A activities.
Additionally, many new hires were made during the year to support the Company’s investment in strategic growth areas and transition to be a public and Sarbanes-Oxley compliant company. Furthermore, we incurred share-based compensation expenses of €17.1 million in the current fiscal year which included a one- off only bonus in the amount of €15.7 million which was awarded to all employees as part of the Yucaipa Merger compared to €2.7 million in the previous fiscal year to key management personnel as part of the Yucaipa Merger.

Other operating expenses
Other operating expenses mainly consisted of expenses for logistics and packaging (relating primarily to outbound shipping costs, return shipping costs and packaging material), marketing expenses (relating primarily to search engine advertising (Google), brand marketing), IT expenses, charges for payment services and share listing expenses..
For the fiscal year ended September 30, 2022, SSU’s expenses for logistics and packaging were €121.9 million, an increase of 50.5%, or €40.9 million, compared to €81.0 million in the fiscal year ended September 30, 2021. The increase in overall expenses for logistics and packaging is driven by M&A activities. Whilst overall absolute logistics and packaging costs increased due to M&A activities, the ratio as a percentage to revenue increased due to higher costs for shipping, carriers, and air freight as well as dual running costs due to the introduction of the new logistic hub in Hockenheim.
For the fiscal year ended September 30, 2022, SSU’s marketing expenses were €89.2 million, an increase of 42.2%, or €26.5 million, compared to €62.7 million in the fiscal year ended September 30, 2021. Whilst overall absolute marketing expenses increased due to M&A activities, the ratio as a percentage to revenue increased due to a higher share of paid traffic in order to drive sales. Nevertheless the effectiveness of advertising and marketing was reduced due to the increased costs of advertising and marketing.
For the fiscal year ended September 30, 2022, SSU’s IT & Other expenses were €148.2 million, an increase of 63.1%, or €57.3 million, compared to €90.9 million in the fiscal year ended September 30, 2021. The increase in IT & Other expenses resulted from increased fees from payment service providers in the amount of €7.3 million driven by the increase in net number of orders, increased legal and consulting expenses in the amount of €32.6 million that were mainly driven by the Yucaipa Merger, PIPE Financing and public listing, increased expenses for the maintenance of our IT structures as well as the integration of IT structures from our newly acquired businesses in the amount of €5.5 million and increased insurance expenses associated with being a public company in the amount of €8.2 million driven mainly by additional Directors and Officers (D&O) coverage during the fiscal year ended September 30, 2022 as compared to the fiscal year ended September 30, 2021.
For the fiscal year ended September 30, 2022, SSU incurred a one-time non-cash expense of €121.9 million as a result of the Yucaipa merger. This cost has been recorded as share listing expenses in accordance with IFRS 2. None were recorded in the fiscal year ended September 30, 2021. The share listing expense relates to the excess of the fair value of the equity instruments issued over the fair value of the identified net assets contributed through the Yucaipa Merger, in the amount of €121.9 million in the current fiscal year as part of the public listing process. (Refer to Note 6.7 Share listing expense and change in fair value of warrant liabilities)
Depreciation, amortization
Depreciation, amortization and impairment comprises depreciation and amortization of tangible and intangible assets.
For the fiscal year ended September 30, 2022, depreciation and amortization was €53.9 million, an increase of 89.4%, or €25.5 million, compared to €28.5 million in the fiscal year ended September 30, 2021. The increase in depreciation and amortization relates to M&A activities that occurred in the year.
Impairment
For the fiscal year ended September 30, 2022, we recognized total impairments of €254.9 million, an increase of €254.3 million, compared to €0.6 million in the fiscal year ended September 30, 2021. The increase in impairment expense was driven mainly by impairment charges to goodwill of €243.7 million in relation to our subsidiary TopCo Limited (“Wiggle Group”) and another impairment charge of €4.8 million in relation to our discontinued operation (Refer Note 11. Discontinued operations). (No goodwill impairment in the previous fiscal year).
The acquisition of the Wiggle Group (Refer Note 15. Business combinations) was based on a sale and purchase agreement signed in January 2021. At the time of announcement, The purchase price of the Wiggle Group was supported based on valuation analysis that considered the sizeable synergy potential on a group level as well as the continuation of favorable macroeconomic and industry trends that were observed in 2021 such as elevated discretionary spending, continued e-commerce penetration and no major supply chain disruptions.
Subsequently, in performing our annual impairment assessment of goodwill in accordance to the principles of IAS 36, we prepared  our financial budgets and cash flow projections as of September 30, 2022 taking into consideration the meaningful downturn in macroeconomic conditions and consumer sentiment that was driven by sharply elevated inflation in our core markets as well as tightening monetary conditions. Consequently, the decrease in revenues during the fiscal year ended September 30, 2022 as well as uncertainty around the timing of recovery, increased time required to realize synergies, supply chain constraints and subsequent market oversupply, as well as increased discount rates resulted in an impairment of  €243.7 million.
Additionally, we recognized impairment expense of €7.6 million which related to other intangible assets and domains in the amount of €5.6 million, €1.9 million, respectively compared to a combined impairment of less than €0.2 million in the previous fiscal year.
Finance income and costs
Finance income includes interest income, foreign currency exchange gains and other financial income. Finance costs include interest expense on financial liabilities measured at amortized cost and other financing costs and foreign currency exchange losses.
For the fiscal year ended September 30, 2022, SSU’s finance income was €36.6 million, an increase of €31.9 million compared to €4.8 million in the fiscal year ended September 30, 2021. The increase is driven by the revaluation of warrants and Midwest put options as of September 30, 2022. The revaluation of warrants which include market- based performance conditions resulted in finance income of €16.4 million (No revaluation impact in the previous fiscal year). Similarly, the revaluation of put options which includes non-market- based performance conditions resulted in additional finance income of €16.4 million (No revaluation impact in the previous fiscal year).
For the fiscal year ended September 30, 2022, SSU’s finance costs were €21.3 million, an increase of €11.9 million, or 126.3%, compared to €9.4 million in the fiscal year ended September 30, 2021 mainly driven by net currency losses in the amount of €12.6 million compared to €0.9 million in the previous fiscal year.
Result from investments accounted for at equity
The result from investments accounted for at equity includes SSU’s share in the results of joint ventures and associates.
For the fiscal year ended September 30, 2022, the result from investments accounted for at equity was a loss of €1.2 million, a loss decrease of €0.1 million, compared to a loss of €1.3 million in the fiscal year ended September 30, 2021 which is relatively consistent to that of the previous fiscal year. The result from investments accounted for at equity relates to the pro rata loss of the AEON joint venture.

Income tax benefit /expense
Income tax benefit or expense consists primarily of current tax and deferred income tax. Current income taxes are calculated by applying the tax regulations enacted or substantially enacted as of the reporting date in countries in which SSU’s businesses operate. Deferred taxes are recognized on temporary differences between the carrying amounts of the assets and liabilities in our financial statements and the corresponding tax bases used in the computation of taxable income in accordance with IAS 12. The tax rate in Germany that applies to SSU is the German corporation tax inclusive of solidarity surcharge of 15.8% and a trade tax rate of 14.4%. For the fiscal year ended September 30, 2022, income tax benefit was €26.6 million, an increase of €28.1 million, compared to a tax expense of €1.6 million in the fiscal year ended September 30, 2021. The increase in income tax benefit mainly resulted from an increase of deferred tax assets from temporary differences and tax loss carryforwards.
Segments
In accordance with IFRS 8, SSU has three reporting segments. These reporting segments are comprised of:
•Bike and Outdoor — the segment bike and outdoor includes the financial results of all business operations from retail activities and online business relating to the bike and outdoor customer categories;
•Tennis — the segment tennis includes the financial results of all business operations from retail activities and online business relating to tennis with the main brands Tennis-Point, Tennis Express and Tennis Pro; and
•Teamsport — the segment teamsport includes the financial results of all business operations from the sale of merchandise through the online shop Outfitter.

	2022	2021	2020
Bike and Outdoor	(in € million)
Revenue	763.6	607.6	497.5
External revenue	763.4	607.0	497.4
Intersegment revenue	0.2	0.5	0.1
Segment Adjusted EBITDA	(28.3)	41.4	24.7
The segment Bike and Outdoor exhibited growth by achieving revenues of €763.6 million in the fiscal year ended September 30, 2022, an increase of €156.0 million, compared to €607.6 million in the fiscal year ended September 30, 2021. This growth is primarily attributed to M&A activities in the current fiscal year resulting in increased traffic and net orders. Whilst overall revenue increased due to M&A activities, average order values (AOV) and organic revenue growth within the segment declined. The decrease was driven by a reduction in general consumer demand, increased competitor pressures leading to aggressive pricing through inventory management and supply shortage of products at the high end of the assortment range.
The segment generated Adjusted EBITDA of negative €28.3 million in the fiscal year ended September 30, 2022, a decrease of €69.7 million compared to €41.4 million in the fiscal year ended September 30, 2021. The decrease in adjusted EBITDA within the segment relates to the declining AOV, a write down of inventories of €5.3 million relating to the closure of the Esslingen warehouse and unfavorable development due to inflation in the ratio of cost of materials to revenues of 68.3% in the current fiscal year representing an increase of 5.5% compared to 62.8% in the previous fiscal year, as well as changes in product mix with higher concentration on lower-end products which typically generate lower margins. In addition, the ratio of logistic and packaging expenses to net revenues was 12.3% in the current fiscal year representing an increase of 1.9% compared to 10.4% in the previous fiscal year due partly to inflation on carrier, freight and packaging costs and partly from increased split orders (Single order with inventories and materials located in more than one locations) which incurs additional shipping and freight.

	2022	2021	2020
Tennis	(in € million)
Revenue	259.1	165.4	125.9
External revenue	259.0	165.4	125.5
Intersegment revenue	—	—	0.5
Segment Adjusted EBITDA	(0.3)	7.2	2.2
The segment Tennis generated revenues of €259.1 million in the fiscal year ended September 30, 2022, a gain of €93.6 million, compared to €165.4 million in the fiscal year ended September 30, 2021. This growth is primarily attributed to M&A activities in the current fiscal year resulting in increased traffic and net orders. Whilst the increase in overall revenue was driven by M&A activities, organic revenue within the segment grew due to the re-opening of our offline stores as COVID-19 related restrictions and lockdowns were relaxed or lifted by local authorities. However, organic revenue growth was somewhat reduced as a high fraction of planned goods were not delivered or delivered late which resulted in loss of revenues.

The segment generated adjusted EBITDA of €0.3 million in the fiscal year ended September 30, 2022, a decrease of €7.5 million, compared to €7.2 million in the fiscal year ended September 30, 2021. The decrease in adjusted EBITDA within the segment relates mainly to increased marketing, personnel, logistics and packaging expenses during the current fiscal year. Marketing expense ratio to net revenues increased to 10.2% in the current fiscal year, representing an increase of 4.0% in comparison to 6.3% in the previous fiscal year. The increase is driven partly by higher customer acquisition costs (CAC) in companies acquired through M&A activities and partly by increases to overall CAC as a result of market oversupply and increased competitive pressures . Additionally, personnel expenses increased due to increased headcount within the logistics, sales and marketing team while logistics and packaging expenses increased due to increased shipping, carrier, and freight costs.

	2022	2021*	2020*
Teamsport*	(in € million)
Revenue	46.8	47.0	25.6
External revenue	40.4	41.2	21.6
Intersegment revenue	6.4	5.8	4.0
Segment Adjusted EBITDA	(6.9)	(4.0)	(2.6)
* Previously presented as Teamsport and Athleisure, the comparative numbers have been re-presented as a result of discontinued operations. Refer to Note 11- Discontinued Operations.
The revenue generated from the segment Teamsport was relatively consistent at €46.8 million in the fiscal year ended September 30, 2022 compared to €47.0 million in the fiscal year ended September 30, 2021. Whilst site visits within the segment grew, gross orders declined. The reduction in net sales conversion from site visits resulted in the slight decrease in revenue. The segment Teamsport generated a segment adjusted EBITDA of negative €6.9 million in the fiscal year ended September 30, 2022, a decrease of €2.9 million compared to negative €4.0 million in the fiscal year ended September 30, 2021. The decrease was mainly driven by logistics expenses as a ratio to revenue increased to 16.4% in the current fiscal year compared to 14.3% in the previous fiscal year due to higher costs for shipping, carriers, and air freight, whereas IT expenses increased to 5.3% in the current fiscal year compared to 2.9% in the previous year due to additional website development and IT maintenance costs.

The following table presents the geographical breakdown of external revenues for the fiscal years ended and as of September 30, 2022, 2021 and 2020:

	For the fiscal year ended September 30,
	2022	2021*	2020*
	(in € million)
Revenue by geographical region:
Europe	689.7	538.7	461.4
of which: Germany:	295.6	278.5	245.9
of which: Switzerland	80.1	82.7	80.3
of which: United Kingdom	167.0	18.1	6.8
of which: Austria	34.1	34.1	29.4
of which: France	113.0	125.3	99.0
North America	102.9	16.8	0.2
of which: United States	102.9	16.8	0.2
Rest of the World	270.2	258.2	182.9
Total	1,062.8	813.7	644.4
* The comparative numbers have been re-presented as a result of discontinued operations. Refer to Note 11- Discontinued Operations.
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

	For the fiscal year ended September 30,
	2022	2021*	2020*
	(in € millions)
Net loss for the year from continuing operations	(539.3)	(37.7)	(20.7)
Income tax expense/ (benefit)	(26.6)	1.6	(1.9)
Depreciation and amortization	53.9	28.5	24.5
Interest expense (net)	4.2	4.3	7.1
EBITDA	(507.7)	(3.4)	9.0
Impairment loss	254.9	0.6	0.1
Other net finance (income)/ costs [1]	(19.5)	0.3	—
Result from investments accounted for at equity	1.2	1.3	0.7
Acquisition related charges [2]	2.7	0.5	0.4
Reorganization and restructuring costs [3]	140.5	7.2	3.2
Consulting fees [4]	41.7	21.6	0.6
Share-based compensation [5]	17.1	2.7	0.1
Other items not directly related to current operations [6]	2.7	(1.2)	2.5
Adjusted EBITDA from continuing operations**	(66.5)	29.6	16.5
* The comparative numbers have been re-presented as a result of discontinued operations. Refer to Note 11- Discontinued Operations.
** The definition of adjusted EBITDA was changed beginning October 1, 2021 to include ramp-up costs and consulting expenses related to management hiring which had previously been excluded. The prior period amounts have been adjusted to state the relevant amounts on a comparable basis. The impact on the prior period adjusted EBITDA was less than €1.4 million.
_________________
(1) Other net finance (income)/ costs consists mainly of currency gains and losses and impact from derivative revaluations,
(2) Acquisition related charges consist of transaction costs incurred from acquisitions during the period or subsequent business integration related project costs directly associated with an acquired business.
(3) Reorganization and restructuring costs represent fees and costs associated with various internal reorganization and restructuring initiatives across the SSU’s segments, including share listing expenses of €121.9 million and restructuring costs of €18.5 million in the fiscal year ended September 30, 2022. In the fiscal year ended September 30, 2021, reorganization and restructuring costs consisted mainly of severance costs in the amount of €2.8 million and restructuring costs in the amount of €4.0 million.
(4) Consulting fees primarily consists of consultancy fees in connection with acquisitions, financing (equity and debt) and strategic projects including expenses incurred in connection with the share listing of €25.7 million, fees related to ERP implementation of €3.9 million and preparation costs in relation to being Sarbanes-Oxley (SOX) compliant of €3.2 million for the fiscal year ended September 30, 2022. In the fiscal year ended September 30, 2021, consulting fees primarily consisted of expenses incurred in connection with the public listing of €17.8 million, fees related to Business Combinations of €1.5 million and expenses for a market study in the amount of €0.8 million.
(5) Share-based compensation represents non-cash share-based compensation expenses related to option awards to employees and executives.
(6) Other items are excluded from adjusted EBITDA because they are not considered to be representative of the performance of our businesses.
For the fiscal year ended September 30, 2022, adjusted EBITDA from continuing operations was negative €66.5 million in the fiscal year ended September 30, 2022, a decrease of €96.0 million compared to €29.6 million in the fiscal year ended September 30, 2021. The decrease in adjusted EBITDA was primarily due to the one- off €121.9 million share listing expense, and other consulting costs related to the cost of becoming a public company.

B.    Liquidity and Capital Resources
Sources and uses of funds
Our primary requirements for liquidity and capital are to, among others, fund our net working capital requirements, make capital expenditures, meet debt service requirements and interest payments under our indebtedness, fund general corporate uses, and expand our business through acquisitions.

Our primary sources of liquidity are our existing cash reserves, the LBBW RCF, proceeds generated from the Business Combination and PIPE Financing that closed on December 14, 2021, as well as two SIGNA Holding RCFs each in the amount of €50.0 million entered into with our affiliate SIGNA Holding GmbH and the Convertible Bonds.
As of September 30, 2022, the LBBW RCF had an average interest rate of 3.1% based on EURIBOR 3M plus 3.5 points and our outstanding balance on the revolving credit agreement was €100.3 million. The future payments associated with the LBBW RCF are €5.5 million within the next twelve months and €103.2 million over the following four years. The LBBW RCF is secured against a share pledge in one of our subsidiaries.
As of September 30, 2022, our SIGNA Holding RCFs had an average interest rate of 6.2% based on EURIBOR 12M plus 5.0 points and our outstanding balances on the SIGNA Holding RCFs were €81.4 million. The future payments associated with the SIGNA Holding RCFs are €33.8 million in the next twelve months, and €56.3 million over the following four years. The SIGNA Holding RCFs are unsecured.
The SIGNA Holding RCFs and the LBBW RCF provide liquidity as we continue to grow and require additional liquidity, in particular due to the seasonal variability of our business.
On September 28, 2022, we entered into the Subscription Agreement with SIGNA Holding to issue the Initial Convertible Bonds with a closing date on October 4, 2022 which was subsequently sold and transferred to our affiliate SIGNA European Invest Holding AG. The bondholders have the right to increase the principal amount of the Initial Convertible Bonds of up to €200.0 million as of closing of the Initial Convertible Bonds issuance and until and including September 30, 2023. (Upsize Option) The Initial Convertible Bonds bear Quarterly Interest as well as PIK Interest. Interest is payable from October 4, 2022, at a rate of three-month EURIBOR plus 4% per annum (which will increase to 5% per annum and 6% per annum on October 4, 2026, and October 4, 2027, respectively). PIK Interest accrues from October 4, 2022, at a rate of 7% per annum (which will increase to 8% per annum and 9% per annum on October 4, 2026, and October 4, 2027, respectively) as if it were payable quarterly in arrears on each interest payment date.

In addition, on February 6, 2023, we received the SIGNA Holding Equity Commitment Letter from SIGNA Holding. Such commitment provides the Company with the right to issue and sell (put right) Additional Convertible Bonds to our affiliate SIGNA Holding, at the same terms and conditions as the Initial Convertible Bonds, in one or more tranches until and including September 30, 2024 for an aggregate additional principal amount of €130.0 million of newly issued convertible bonds. Any subsequent exercise of the put right pursuant to the SIGNA Holding Equity Commitment Letter will reduce Euro for euro, the available amount under the ‘Upsize Option’ granted by SSU to SIGNA Holding in connection with the issuance of the ‘Initial Convertible Bonds‘. The SIGNA Holding Equity Commitment Letter was required to address our very precarious liquidity situation since the beginning of our fiscal year ending September 30, 2023 fiscal year and to provide the Company with a going-concern perspective until mid-February 2024. Simultaneously with signing the SIGNA Holding Equity Commitment Letter, we entered into an amendment agreement to the SIGNA Holding RCF I with SIGNA Holding on February 6, 2023 (the “SIGNA Holding RCF I Amendment”). The purpose of the SIGNA Holding RCF I Amendment is to provide us with a bridge financing in the amount of up to €50.0 million until the respective tranches under the Additional Convertible Bonds have been issued and settled. Any amounts drawn under the additional €50.0 million in funding available to us under the amended SIGNA Holding RCF I will be repaid by issuing Additional Convertible Bonds in accordance with the terms and conditions of the SIGNA Holding Equity Commitment Letter to SIGNA Holding.
Cash and Cash Equivalents
As of September 30, 2022, SSU had cash and cash equivalents of €43.0 million that primarily consisted of cash and bank deposits. A majority of SSU’s cash and cash equivalents, approximately 67.1%, were held in Germany, of which 77.5% and 6.1% were denominated in Euro and Norwegian Kroner, respectively. No other currency held in Germany accounted for more than 5.4% of SSU’s cash and cash equivalents. Approximately 32.9% of SSU’s cash and cash equivalents were held outside of Germany, with the majority held in France in Euro.
Net Working Capital
Net working capital is defined as inventories plus trade receivables minus trade payables. This represents the amount of cash flows and working capital we require to support our operational fluctuations throughout the year, primarily driven by the seasonality of our business. Our working capital requirements are also affected by payment terms agreed with suppliers.
Typically, the third and the fourth quarters of the fiscal year are our strongest sales quarters. Conversely, inventory levels need to be strongest in these quarters in order to fulfil the high demand. In parallel, trade receivables increase during that period as well as trade payables due to the high volume of incoming goods. Generally, net working capital is lowest in the third quarter of the fiscal year (as a result of the maturity of the payment terms with suppliers for inventory acquired in advance of our peak selling season) and highest in the fourth quarter (as supplier invoices come due).
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
As of September 30, 2022, trade payables were €194.9 million, an increase of 90%, or €92.2 million, compared to trade payables of €102.7 million as of September 30, 2021. The increase in trade payables is driven by M&A activities and higher cost of materials as well as higher inventories purchased in the last quarter of 2022 to prevent supply shortages given the current global supply constraints.
Inventories
Our increasing size allows us to order the same products more efficiently, both in terms of order size and frequency, especially in the bike and private label part of our business. This typically results in inventory being fewer days on stock as we grow. However, in the fiscal year ended September 30, 2022 SSU decided to increase the inventories within all segments to prevent potential supply shortages given global supply constraints.
For the reporting periods, days inventory outstanding, defined as inventories as of the balance sheet date divided by costs of material per day, are 156 days for the fiscal year ended September 30, 2022 and 133 days for the fiscal year ended September 30, 2021.
Trade receivables
Since a large part of our clients pay by online service payment providers or credit cards, days sales outstanding, defined as trade receivables as of the balance sheet date divided by net revenues per day, are low with 9 and 12 days for each of the fiscal years ended September 30, 2022 and September 30, 2021.

Consolidated Cash Flows
The table below sets forth SSU’s consolidated cash flows information from operating, investing and financing activities for fiscal years 2022, 2021 and 2020:

	For the fiscal year ended September 30,
	2022	2021*	2020*
	(audited)
	(in € million)
Consolidated statement of cash flows
Cash flow used in continuing operating activities	(183.9)	(26.1)	(1.8)
Cash flow used in discontinued operating activities, net	(6.6)	(4.3)	(2.5)
Cash flow used in continuing investing activities	(237.5)	(30.4)	(27.2)
Cash flow used in discontinued investing activities, net	(0.6)	(1.2)	(0.9)
Cash flow from continuing financing activities	423.3	24.8	21.0
Cash flow used in discontinued financing activities, net	(0.5)	(7.7)	(1.2)
Change in cash and cash equivalents from continuing operations	1.9	(31.6)	(8.0)
Change in cash and cash equivalents from discontinued operations	(7.7)	(13.2)	(4.5)
Effect of exchange rate changes on cash and cash equivalents	(1.9)	—	—
Net change in cash and cash equivalents	(7.7)	(44.8)	(12.5)
* The comparative numbers have been re-presented as a result of discontinued operations. Refer to Note 11- Discontinued Operations.
Cash Flows used in Continuing Operating Activities
For the fiscal year ended September 30, 2022, SSU’s cash flow used in continuing operating activities was €183.9 million, an increase of €157.9 million, or in excess of 100% compared to cash flow used in continuing operating activities of €26.1 million in the fiscal year ended September 30, 2021. The increase in cash outflow was due most significantly to the increased losses before taxes from continuing operations of €565.9 million due to increased legal and consulting fees related to the Yucaipa Merger, operating costs resulting from the acquisition of Wiggle Group and Tennis Express. In addition, net working capital increased by €23.7 million.

Cash Flows used in Continuing Investing Activities
For the fiscal year ended September 30, 2022, SSU’s cash flows used in continuing investing activities were €237.5 million, an increase of €207.1 million, or in excess of 100% compared to cash flows used in continuing investing activities of €30.4 million in the fiscal year ended September 30, 2021. This increase in cash outflow is due mainly to cash considerations of €192.9 million related to business acquisitions made during the current fiscal year and, in particular, the acquisition of Wiggle Group and Tennis Express, net of cash acquired.
Cash Flows from Continuing Financing Activities
For the fiscal year ended September 30, 2022, SSU’s cash inflows from continuing financing activities were €423.3 million, an increase of €398.5 million, or in excess of 100% compared to cash inflows from continuing financing activities of €24.8 million in the fiscal year ended September 30, 2021. This increase in net cash flow from financing activities was primarily due to proceeds of €402.7 million from capital contributions.
Change in cash and cash equivalents from discontinued operations
For the fiscal year ended September 30, 2022, the change in cash and cash equivalent used in discontinued operations were €7.7 million, an increase of €5.5 million, or 41.7% compared to €13.2 million in the fiscal year ended September 30, 2021. The increased cash outflow is driven by increased losses before taxes from discontinued operations resulting in cash flows used in discontinued operating activities of €6.6 million during the fiscal year ended September 2022 compared to €4.3 million in the fiscal year ended September 30, 2021.
Financial Liabilities
Our ability to make principal and interest payments on the LBBW RCF as well as on the SIGNA Holding RCFs with our affiliate SIGNA Holding, in addition to funding planned capital expenditures, will depend on our ability to generate cash in the future. Our future ability to generate cash from operations is, to a certain extent, subject to general economic, financial, competitive, regulatory and other conditions. Based on our current level of operations we believe that our existing cash balances and expected cash flows generated from operations, as well as our financing arrangements under the revolving facility agreement, are sufficient to meet our operating requirements for at least the next twelve months.

C.    Research and development, patents and licenses, etc.
We do not perform any material research and development activities and there are currently no intentions to do so.

D.    Trend information
Other than as disclosed elsewhere in this Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events for the fiscal year ended September 30, 2022 that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information of SSU to be not necessarily indicative of future operating results or financial conditions.

E.    Critical Accounting Estimates
Please refer to Part III, Item 18. SSU’s consolidated financial statements, Note 5.1 “Significant accounting judgements and estimates”.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.Directors and Senior Management
Our board of directors (the “Board”) consists of eight members, comprised of one executive director (“Executive Director”) and seven non-executive directors (the “Non-Executive Directors” and, together with the Executive Director, the “Directors”). The following table lists the names, ages as of September 30, 2022 and positions of the individuals who are serving as Director and executive officers.

Name	Age	Position
Executive Officers
Dr. Stephan Zoll	52	Chief Executive Officer
Alexander Johnstone	35	Chief Financial Officer
Dr. Phillip Rossner	43	Chief Strategy Officer
Thomas Neumann	43	Chief Technology Officer

Name	Age	Term Served	Year in which Term Expires	Position
Directors
Dr. Stephan Zoll	52	2021 – Present	2024	Executive Director
Mike Özkan	35	2021 – Present	2025	Chairman and Non-Executive Director
Wolfram Keil	55	2021 – Present	2025	Non-Executive Director
Dr. Dieter Berninghaus	57	2021 – Present	2025	Vice-Chairman and Non-Executive Director
Dr. Martin Wittig	59	2021 – Present	2024	Non-Executive Director
Christoph Keese	58	2021 – Present	2023	Non-Executive Director
Richard d’Abo	66	2021 – Present	2024	Non-Executive Director
Dr. Thomas Rudolph	60	2021 – Present	2023	Non-Executive Director
Executive Officers
Dr. Stephan Zoll (CEO) was born in 1970 in Hamburg (Germany). From 1993 to 1998, Dr. Zoll studied law at the universities of Heidelberg (Germany) and Munich (Germany) and obtained a doctorate degree from the university of Augsburg (Germany) in 1999. In 2006, he completed the general manager program at Harvard Business School in Boston, Massachusetts (United States).
Most recently, Dr. Zoll was President Online of the Illinois-based company Sears Holdings, Inc., a multi-channel retailer comprising brands Sears, Kmart, Sears Home Services, Kenmore, DieHard and ShopYourWay. He held this position being responsible for the performance of Sears’ and Kmart’s online businesses from 2016 until 2018. Prior to 2016, Dr. Zoll served for 10 years at eBay, Inc., a NASDAQ-listed California-based global online marketplace as Vice President and managing director (Geschäftsführer) and was a member of eBay’s Marketplaces EU Leadership Team. During his time at eBay, Inc. he was responsible for several subsidiaries. The functions included his positions as managing director of Tradera (eBay Sweden), Gitti Gidiyor (eBay Turkey) and eBay Advertising Group. In his early career, Dr. Zoll worked as a strategy consultant at Olivier Wyman and Booz Allen & Hamilton in various countries.
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
Dr. Phillip Rossner (CSO) was born in 1980 in Berlin (Germany). He has served as Chief Strategy Officer and member of the SSU Management Board since June 2018 and is responsible for Strategy, Corporate Development, and M&A. Dr. Rossner previously served as CEO of brands4friends — Private Sale GmbH, a leading online shopping club in Germany, from 2016 to 2018, and held various senior management positions at eBay from 2013 to 2016. Prior to that, Mr. Rossner worked at The Boston Consulting Group from 2005 to 2013, serving most recently as Project Leader in the Retail, Media and Consumer Goods, and Private Equity practice areas. Mr. Rossner holds a PhD from WHU — Otto Beisheim School of Management (Germany), an MBA from the University of Cincinnati (USA), and a Diploma degree from Passau University (Germany).
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
Non-Executive Directors
Dr. Dieter Berninghaus was born in 1965 in Pulheim (Germany). As of September 2016, Dr. Dieter Berninghaus took over as Chairman of the SIGNA Group Executive Board and Chairman of SIGNA Retail. Prior to this, from the beginning of 2008 to August of 2016, Mr. Berninghaus was a Member of the Executive Board as well as CEO Retail at the Swiss Migros Group. This is where, in his position as a Member and Chairman of the Board of Directors, Mr. Berninghaus was responsible for the entire non co-operative retail business and managed 15 companies of the Swiss Migros Group. Mr. Berninghaus also worked for Denner AG/Rast Holding AG (2004–

2008) as a Member of the Board of Directors and subsequently as Chairman of the Board of Directors, and also as the CEO and Spokesperson of the Management Board of REWE Group (1999–2004). At Metro AG (1991–1999), Mr. Berninghaus was responsible — most recently as Director — for the management of the Internationalization and Strategic Corporate Development Group Division.
Richard d’Abo was born in 1956. Mr. d’Abo attended the University of Southern California, after which he worked for Union Bank from 1978 to 1987. In 1984, Mr. d’Abo started Union Bank’s leverage finance lending group and was its vice president until joining Yucaipa in 1988 as a partner. During this time with Yucaipa, Mr. d’Abo held various integral roles that included origination and structuring of principal transactions that culminated in Yucaipa’s consolidation of the supermarket industry in the western United States. From 1995 to 2003, Mr. d’Abo was involved in various financial advisory and private equity investing. Mr. d’Abo returned to Yucaipa in 2004 as a partner. In 2009, Mr. d’Abo led Yucaipa’s $2.2 billion restructuring of Eimskip, a leading logistics company in the North Atlantic. This restructuring resulted in the purchase of Versacold International Corporation, which was the second largest global cold storage company at the time. In 2012, Eimskip completed its IPO (NASDAQ OMX: EIM) and Mr. d’Abo served as a director and Chairman of Eimskip from 2012 to 2018. Mr. d’Abo was also active in Yucaipa’s consolidation of the cold storage industry, which resulted in the IPO of Americold (NYSE: COLD). Mr. d’Abo further served as a member of the board of trustees for Americold from 2013 to 2018. Additionally, Mr. d’Abo is Chairman of New Planet Energy Development, LLC, a developer of advanced waste management facilities.
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

B. Compensation
Compensation of Executive Officers
The amount of compensation, including benefits in kind, accrued or paid to the Directors and executive officers of the Company with respect to services provided to the Company and SSU in the financial year ended September 30, 2022 is described in the table below:

	Dr. Stephan Zoll	All other executives
(Euros in thousands)
Periodic compensation	881.25	1,315.93
Profit sharing arrangements and bonus payments	1,980.13	2,082.97
Total cash compensation	2,861.38	3,398.90
Equity Incentive Plan	7,396.12	732.25
Total share-based compensation	7,396.12	732.25

Compensation of Non-Executive Directors
The Non-Executive Directors have been appointed to the Board on December 14, 2021. The compensation paid to Non-Executive Directors in the financial year ended September 30, 2022 who served on the board of the Company is described in the table below:

	Mike Özkan	Wolfram Keil	Dieter Berninghaus	Martin Wittig	Christoph Keese	Richard d’Abo	Thomas Rudolph
(Euros in thousands)
Periodic compensation1)	455	67	65	135	69	68	63
Other expenses2)	116	—	—	—	—	—	—
Total cash compensation	571	67	65	135	69	68	63
Equity Incentive Plan	—	100	100	100	100	100	100
Total share-based compensation	—	100	100	100	100	100	100
_____________
1) Fixed remuneration for serving on the board of directors of SSU.
2) Lump sum payment for expenses
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

Non-Employee Director Compensation Program
As of their respective appointment and prorated for the first year with regards to cash and the initial compensation components described hereafter, non-employee directors of the Board will receive, as compensation for serving on the Board, a mix of cash compensation and restricted stock unit (“RSU”) awards (granted under the Equity Plan (as defined below)), as follows: (i) an annual cash retainer equal to €75,000; (ii) an annual RSU award with a grant date fair value equal to €100,000, which shall vest on the first anniversary of the grant date subject to continued service with the Board, and (iii) an initial RSU award with a grant date fair value equal to €175,000, which shall vest on the third anniversary of the grant date subject to continued service with the Board. Non-employee directors’ compensation was aligned to the annual directors’ terms so that annual grants will be made right after the election of the directors at the shareholder meeting. In addition, non-employee directors serving on the audit committee, compensation committee and nomination and corporate governance committee will receive the following additional compensation, as applicable:
•€7,500 for each non-chairperson member of the audit committee;
•€10,000 for the chairperson of the compensation committee;
•€5,000 for each non-chairperson member of the compensation committee;
•€7,500 for the chairperson of the nomination and corporate governance committee; and
•€3,750 for each non-chairperson member of the nomination and corporate governance committee.
Executive Director and CEO Agreements
Service Agreement
Pursuant to a Services Agreement by and between SSU and Dr. Stephan Zoll, as amended through June 10, 2021 and as transferred to the Company by way of a transfer agreement between Dr. Stephan Zoll, SSU and the Company dated December 14, 2021, Dr. Zoll is entitled to receive:
•an annual salary of €900,000,
•an annual short term incentive bonus with an annual target amount of €600,000 (with a maximum payment at 150% of target),
•a long- term incentive bonus with an annual target amount of €2,000,000, and
•a listing bonus, consisting of (a) a cash payment of €2,400,000 and (b) a grant of option rights (see below under “Option Agreement” for more detail).
In addition, Dr. Zoll is, under the Services Agreement, entitled to ancillary benefits such as a company car, D&O and accident insurance as well as certain contributions mandatory under German law to pension, health and long term care insurance. The Services Agreement extends Dr. Zoll’s employment term through at least March 31, 2024.
Option Agreement
In connection with the Business Combination, the Company entered into an option agreement with Dr. Zoll on June 10, 2021. Pursuant to the terms of the option agreement, Dr. Zoll has been awarded the right to acquire 1,293,200 shares in the Company (such right “Option” and the shares to be acquired upon exercise of the Option, the “Option Shares”). The strike price of each of the Options is €0.12 per Option Share. The rights and obligations under the option agreement have been assigned, with the Company's consent, to SHZ Beteiligungen A GmbH, a special purpose vehicle owned 100 per cent by Dr. Zoll. The number of Option Shares is not subject to any adjustments. 646,600 Options have been exercised for Option Shares before the year ended September 30, 2022 and (ii) the remainder 646,600 Options may be exercised at any time for a period of three months following the earlier of March 31, 2024 and the termination of Dr. Zoll’s employment with the Company.
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
Mr. Özkan is also eligible to participate in our Equity Plan (as defined below).
Omnibus Equity Incentive Plan
On December 14, 2021 we established an omnibus equity incentive plan (the “Equity Plan”), pursuant to which we may grant options, restricted stock, restricted stock units, share appreciation rights and other equity and equity-based awards. The maximum number of Ordinary Shares underlying awards granted pursuant to the Equity Plan will in total not exceed 10% of our issued share capital on December 14, 2021. In addition, the number of Shares reserved for issuance under the Equity Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2022, in an amount equal to 5% of the total number of Ordinary Shares comprised in our issued share capital on the last day of the calendar month before the date of each automatic increase, or a lesser number of shares determined by the Board. The Equity Plan is administered by the compensation committee as appointed by the Board. We may grant awards under the Equity Plan to the Directors, employees or consultants. The size/amount of grant is agreed individually in each employment agreement, based on a 100% target achievement rate and independent from individual performance in the relevant fiscal year. The Equity Plan provides for special provisions for good leavers and bad leavers as well as for a change in control.
In addition to the stock options granted to Dr. Zoll in connection with the Business Combination, Dr. Zoll’s long- term incentive bonus is a mix of option rights and restricted stock units (“RSUs”). Option rights have exercise price equal to stock price on date of grant, which will vest ratably over four years. The term of the Zoll option award is ten years from the date of grant.
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
During the reporting period ending on September 30, 2022, the Board approved a Long-Term Incentive Plan on December 14, 2021 in principle. Each board member entered into a Restricted Stock Unit award agreement with the company on June 7, 2022 (as amended December 19, 2022) on the basis of a further board resolution on May 30, 2022. As a result of this Long-Term Incentive Plan an equity-based compensation expense of €0.6 million has been recognized as of September 30, 2022.
Pension Benefits
We do not have any defined benefit pension plans or any other plans providing for retirement payments or benefits.

C. Board practices
We are a Dutch public limited liability company (naamloze vennootschap) with a one-tier board (the “Board”).
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
Under our board rules, a person may be appointed as executive director of the Company for a term of up to four years, without limitation on the number of consecutive terms which an executive director may serve. A person may be appointed as non-executive director for a maximum of up to eight consecutive years and, subsequently, for a maximum of two consecutive terms of up to two years each.
The initial Directors have been appointed with staggered term periods ranging from two to up to four years.

Director	Age	Term Served	Year in which Term Expires	Position
Dr. Stephan Zoll	52	2021 – Present	2024	Executive Director
Mike Özkan	35	2021 – Present	2025	Chairman and Non-Executive Director
Wolfram Keil	55	2021 – Present	2025	Non-Executive Director
Dr. Dieter Berninghaus	57	2021 – Present	2025	Non-Executive Director
Dr. Martin Wittig	59	2021 – Present	2024	Non-Executive Director
Christoph Keese	58	2021 – Present	2023	Non-Executive Director
Richard d’Abo	66	2021 – Present	2024	Non-Executive Director
Dr. Thomas Rudolph	60	2021 – Present	2023	Non-Executive Director
Service contracts and indemnification agreements
SSU entered into a service agreement with Stephan Zoll, our CEO, which has been amended through June 10, 2021 and transferred to the Company by way of a transfer agreement between Dr. Stephan Zoll, SSU and the Company on December 14, 2021. Under the service agreement Dr. Zoll is entitled to receive an annual salary of €900,000, an annual short-term incentive bonus with an annual target amount of €600,000 (with a maximum payment at 150% of target), a long term incentive bonus with an annual target amount of €2,000,000, and a listing bonus, consisting of (a) a cash payment of €2,400,000 and (b) a grant of option rights (see below under “Option Agreement” for more detail). In addition, Dr. Zoll is entitled to ancillary benefits such as a company car, D&O and accident insurance as well as certain contributions mandatory under German law to pension, health and long term care insurance. The services agreement extends Dr. Zoll’s employment term through at least March 31, 2024. Each party may terminate the service agreement for cause. In addition, Dr. Zoll may terminate the agreement with six- months’notice, but not before March 31, 2023. The service agreement does not provide for severance payments in case of its termination.
We have entered into service agreements with each of our Non-Executive Directors. The agreements remain in full force for as long as each of our Non-Executive Directors serves as a Non-Executive Director of the Board and shall terminate, without prior notice being required, at the moment when such director ceases to be a Non-Executive Director of the Board. Each Party may terminate the service agreement at any time by giving notice to the other party against the end of a calendar month, subject to a one- month notice period. A voluntary resignation by a Non-Executive Director is subject to the same notice period. In addition, we may terminate the agreement because of certain acts of a director that constitute urgent cause under Dutch law at any time with immediate effect by giving notice to the respective director. Following such termination, any compensation due pursuant to the service agreement which has not yet been paid or satisfied upon the termination of the agreement, must be paid or satisfied promptly.
Upon the termination of the service agreement, the respective Non-Executive Director shall promptly resign any position or office held by such director with the Company or any of our subsidiaries.
Except for Mr. Özkan, the Chairman of the Board, each Non-Executive Directors is entitled to severance payments upon the termination of their respective service agreements at the initiative of the Company (including situations where (i) the Board resolves not to nominate the director for reappointment by the General Meeting or (ii) the director is dismissed as Director by the General Meeting), except for a termination by the Company for urgent cause under Dutch law. The service agreements of the Non-Executive Directors provide that the severance payment shall equal 50% of the last earned gross base salary and shall be paid within one month following the termination of the service agreement. However, this does not apply in case of termination of the service agreement following a period of one year of the respective Non-Executive Director’s illness and a Non-Executive Director is not entitled to severance pay in case of termination of the agreement by the director himself.
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
Compensation Committee
The compensation committee consists of Wolfram Keil, Christoph Keese and Thomas Rudolph. The compensation committee assists the Board in determining compensation for the Company’s executive officers and the Directors. The composition of our compensation committee is consistent with the best practice provisions of the Dutch Corporate Governance Code (DCGC). Wolfram Keil serves as chairperson of the compensation committee.
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

D.    Employees
For the annual average number of employees of SSU during the fiscal years ended September 30, 2022, September 30, 2021 and September 30, 2020 see Note. 6.4 on page F-24 of SSU’s consolidated financial statements filed as part of this Annual Report.
We believe we have strong, positive relationships with our employees. We have not suffered any disruptions to our Business as a result of work stoppages or strikes.

E.    Share ownership
Information regarding the ownership of our Ordinary Shares by our Directors and executive officers is set forth in Item 7.A of this Annual Report.
F.     Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation
Not applicable.

ITEM 7    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.Major Shareholders
The following table sets forth information relating to the beneficial ownership of our Ordinary Shares as of the date of this Annual Report by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of outstanding ordinary shares;
•each of our directors and executive officers; and
•all of our directors and executive officers as a group.
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
As of the date of this Annual Report, our authorized share capital was €187,500,000, consisting of 1,562,500,000 Ordinary Shares, each with a nominal value of €0.12. Each of our common shares, except for the Earn-Out Shares for which the voting rights are contractually excluded until they are vested, entitles its holder to one vote. The following table presents information relating to the beneficial ownership of our common shares (excluding the Earn-out Shares) as of the date of this Annual Report.
Unless otherwise indicated, we believe that all persons named in the table below have sole voting and investment power with respect to all Ordinary Shares beneficially owned by them. To our knowledge, no Ordinary Shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Beneficial Owner	Number of Ordinary Shares	Percentage of Ordinary Shares
Directors, Executive Officers and Persons Nominated to Serve in Such Positions
Stephan Zoll*.	1,293,200 (1)	*
Alexander Johnstone	—	—
Philipp Rossner.	—	—
Thomas Neumann	—	—
Mike Özkan	—	—
Wolfram Keil	—	—
Dieter Berninghaus	—	—
Richard d’Abo	—	—
Martin Wittig	—	—
Christoph Keese	—	—
Thomas Rudolph	—	—
All directors and executive officers and persons nominated to serve in such positions as a group (11 persons)	1,293,200	*
5% or Greater Shareholders
Bridgepoint Europe IV (Nominees) Limited (2)	24,449,937	7.26%
SIGNA European Invest Holding AG (3)	182,242,228	51.90%
R+V Lebensversicherung Aktiengesellschaft (4)	23,449,533	6.97%
_______________________
* Indicates beneficial ownership of less than 1% of total outstanding Ordinary shares less the Earn-out Shares.
1.Assumes the options provided to Stephan Zoll under the Option Agreement entered into by and between the Company and Stephan Zoll on June 10, 2021 have been exercised in full. Ordinary Shares are held by SHZ Beteiligungen A GmbH in which Stephan Zoll holds 100% of its shares.
2.Consists of Ordinary Shares held by Bridgepoint Europe IV (Nominees) Limited on behalf of certain limited partnerships comprising the Bridgepoint Europe IV Fund (the “Limited Partnerships”). Each of the Limited Partnerships is managed by Bridgepoint Advisers Limited. Bridgepoint Advisers Limited has the power to control voting and investment decisions and may therefore for these purposes be deemed to beneficially own the Ordinary Shares held by Bridgepoint Europe IV (Nominees) Limited. Bridgepoint Advisers Limited is overseen by a board of directors that acts by majority approval. The registered office of Bridgepoint Advisers Limited is 95 Wigmore Street, London, W1U 1FB.
3.Reflects (a) 167,667,249 Ordinary Shares that may be deemed to be beneficially owned by SISH, and (b) 14,574,934 Ordinary Shares underlying the Initial Convertible Bonds that may be deemed to be beneficially owned by SIGNA European Invest Holding AG. The 14,574,934 Ordinary Shares underlying the Initial Convertible Bonds (representing 4.15% of the outstanding Ordinary Shares less the Earn-out Shares and including the Ordinary Shares underlying the Initial Convertible Bonds) assumes the full conversion of the Initial Convertible Bonds issued to SIGNA Holding GmbH, subsequently sold and transferred to SIGNA European Invest Holding AG, a Swiss stock corporation (Aktiengesellschaft), with its principal business address at Bärengasse 29, 8001 Zurich, Switzerland, which is an indirect subsidiary of and controlled by SIGNA Holding GmbH, in accordance with the terms and conditions of the Initial Convertible Bonds at the initial conversion price and assuming that all PIK interest is outstanding and conversion to occur on the last day of the conversion period. The beneficial ownership of SISH includes 161,691,626 Ordinary Shares held directly by SISH (representing 46.05% of the outstanding Ordinary Shares less the Earn-out Shares and including the Ordinary Shares underlying the Initial Convertible Bonds) and 5,975,668 Ordinary Shares held by SISH Beteiligung GmbH & Co. KG (representing 1.70% of the outstanding Ordinary Shares less the Earn-out Shares and including the Ordinary Shares underlying the Initial Convertible Bonds). As the sole managing director of SISH, Wolfram Keil has representation over such securities held by SISH and SISH Beteiligung GmbH & Co. KG. The business address of SISH is Maximiliansplatz 12, 80333 Munich, Federal Republic of Germany. SISH Beteiligung GmbH & Co. KG is a German limited liability partnership (Kommanditgesellschaft) wholly owned and controlled by SISH both of which are under common control of SIGNA Retail Sports Holding GmbH, Bärengasse 29, 8001 Zurich, Switzerland. The majority of the share capital of SIGNA Retail Sports Holding GmbH is held by SIGNA Retail Selection AG, Bärengasse 29, 8001 Zurich, Switzerland; all of the share capital of SIGNA Retail Selection AG is held by SIGNA Retail GmbH, Freyung 3, 1010 Vienna, Austria; the majority of the share capital of SIGNA Retail GmbH is held by SIGNA Holding GmbH, Maria-Theresien-Straße 31, 6020, Austria; the majority of the share capital of SIGNA Holding GmbH is held by Supraholding GmbH & Co. KG, Maria- Theresien-Straße 31, 6020, Austria and the majority of the share capital of Supraholding GmbH & Co. KG is held, directly or indirectly, by Familie Benko Privatstiftung, Maria-Theresien-Straße 31, 6020, Austria.

4.R+V Lebensversicherung AG is governed by a five member management board. The board members are Claudia Andersch, Jens Hasselbächer, Marc René Michallet, Tillmann Lukosch and Julia Merkel. Claudia Andersch, Jens Hasselbächer and Marc René Michallet each have joint power of representation over such securities with another member of the management board. Tillmann Lukosch and Julia Merkel have joint power of representation over such securities together with another member of the management board or one of the procurists of the company. The business address of R + V Lebensversicherung AG is Raiffeisenplatz 1, 65189 Wiesbaden, Federal Republic of Germany. The shareholding of R+V Lebensversicherung includes 3,126,609 Ordinary Shares held directly by R+V Versicherung AG (representing 0.93% of the outstanding Ordinary Shares less the Earn-out Shares) and 20,322,924 Ordinary Shares held by R+V Lebensversicherung (representing 6.04% of the outstanding Ordinary Shares less the Earn-out Shares). R+V Lebensversicherung is a German stock corporation (Aktiengesellschaft) indirectly wholly owned and controlled by R+V Versicherung AG. Both of R+V Versicherung AG and R+V Lebensversicherung are under common control of DZ Bank AG Deutsche Zentral- Genossenschaftsbank, Platz der Republik, Frankfurt am Main, Germany.
Holders
As of September 30, 2022, according to the records of our transfer agent Continental Stock Transfer & Trust Co, approximately 11,367,833 Ordinary Shares (approximately 3.4% of our Ordinary Shares (excluding the Earn-Out Shares)) were held by four record holders in the United States, not including Cede & Co., the nominee of Depository Trust Company, in whose name all shares held in “street name” are held in the United States. The actual number of shareholders is greater than this number of record holders and includes shareholders who are beneficial owners but whose shares are held in street name by brokers and other nominees. This number of record holders also does not include shareholders whose shares may be held in trust or by other entities.
Significant Changes in Ownership by Major Shareholders
We have experienced significant changes in the percentage ownership held by major shareholders as a result of our Business Combination. Prior to our Business Combination, SSU which now is a wholly owned, direct subsidiary of the Company, was our sole shareholder.

B.    Related Party Transactions
The following is a description of certain related party transactions we have entered into since October 1, 2021 with any of our executive officers, directors or their affiliates and holders of more than 10% of any class of our voting securities in the aggregate, which we refer to as related parties, other than compensation arrangements which are described under “Item 6. Directors, Senior Management and Employees.”
Business Combination
•On December 14, 2021 (the “Closing Date”), we closed the Business Combination, pursuant to which the following transactions occurred: Yucaipa merged with and into Merger Sub (the “Merger”), with Merger Sub as the surviving company in the merger, and each issued and outstanding Class A ordinary share, par value of $0.0001 per share, of Yucaipa (the “Yucaipa Class A Shares”) and Class B ordinary share, par value of $0.0001 per share, of Yucaipa (the “Yucaipa Class B Shares” and, together with the Yucaipa Class A Shares, the “Yucaipa Shares”) was exchanged for a claim for a corresponding equity security in Merger Sub, which was contributed as a contribution in kind to us in exchange for one of our ordinary shares (such ordinary shares, the “Ordinary Shares”) (provided that the 8,565,000 Yucaipa Class B Shares held by Yucaipa Acquisition Manager, LLC, a Delaware limited liability company (“Yucaipa Sponsor”) were exchanged for 9,815,000 Ordinary Shares); each outstanding warrant to acquire ordinary shares of Yucaipa became a Public Warrant to acquire an equal number of our Ordinary Shares (collectively, the “Business Combination”);
•immediately thereafter, we issued Ordinary Shares, deemed under the Business Combination Agreement to have an aggregate value of
•$2,462 million, to the former shareholders of SSU’s capital stock immediately prior to the Closing in exchange for the contribution by such shareholders of all of the paid up shares (Geschäftsanteile) of SSU (such exchange, the “Exchange”);

•immediately after giving effect to the Exchange, we changed our legal form to a Dutch public limited liability company (naamloze vennotschap); and
•SSU consummated the acquisition of Mapil Topco Limited, a private company limited by shares incorporated in England and Wales (“Wiggle”, and such acquisition, the “Wiggle Acquisition”), substantially concurrently with the closing of the Business Combination in accordance with the terms of the definitive transaction agreement for the Wiggle Acquisition (as amended, the “Wiggle SPA”), which was signed concurrently with the Business Combination Agreement, pursuant to which upon the closing of the Wiggle Acquisition, on the Closing Date, (i) we caused to be paid, a consideration in cash to the sellers under the Wiggle SPA, (ii) issued an aggregate of 31,045,383 Ordinary Shares to the sellers under the Wiggle SPA, and (iii) within ten “Business Days” (as such term is defined in the Wiggle SPA) following the post-closing lock-up period described in the Wiggle SPA, will pay, or shall cause to be paid to the seller under the Wiggle SPA, the Wiggle Deferred Cash Consideration (as defined in the Wiggle SPA).
Upon the closing of the Business Combination, the Company became the direct parent of SSU, a sports e- commerce company comprised of a group of specialist sports webshops, which are powered by its sports commerce and technology platform.
PIPE Financing
Concurrently with the execution of the Business Combination Agreement, Ronald W. Burkle, we and Yucaipa entered into a subscription agreement (the “Ron Burkle Subscription Agreement”), pursuant to which, among other things, Mr. Burkle has agreed to subscribe for and purchase, and we have agreed to issue and sell to Mr. Burkle, following the Merger, an aggregate of 5,000,000 Ordinary Shares for a purchase price of $10.00 per share, for aggregate gross proceeds of $50,000,000 (the “Ron Burkle Investment”), on the terms and subject to the conditions set forth in the Ron Burkle Subscription Agreement and the applicable private deed of issue of shares.
On June 10, 2021, concurrently with the execution of the Business Combination Agreement, we and Yucaipa have also entered into subscription agreements (the “PIPE Subscription Agreements”) with certain third-party investors (each, a “PIPE Investor”). In addition, on October 7, 2021 and December 3, 2021, we and Yucaipa entered into PIPE Subscription Agreements with certain new investors, including SISH, and current PIPE Investors. Pursuant to the PIPE Subscription Agreements, the PIPE Investors, SISH and Mr. Burkle agreed to subscribe for and purchase, and we agreed to issue and sell to such investors, immediately prior to the closing of the Business Combination, an aggregate of 39,700,000 of our Ordinary Shares (the “PIPE Shares”) for a purchase price of $10.00 per share, for aggregate gross proceeds of $397,000,000, on the terms and subject to the conditions set forth in the applicable PIPE Subscription Agreement and the applicable private deed of issue of shares.
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
Earn-Out Agreement
Concurrently with the execution of the Business Combination Agreement, we entered into an earn-out agreement with SISH and Yucaipa (the “Earn-Out Agreement”), pursuant to which, among other things, we issued to SISH 51,000,000 Ordinary Shares that will vest (in whole or in part) upon, among other things, the achievement of certain earn-out thresholds prior to the fifth anniversary of the Closing Date, on the terms and subject to the conditions set forth in the Earn-Out Agreement (the “Earn-Out Shares”). On September 28, 2022, the Earn-Out Agreement was amended and restated to (i) extend the vesting period for the Earn-out Shares from the fifth to the tenth anniversary of the Closing Date and (ii) provide SIGNA Sport Projektbeteiligung AG, a Swiss stock corporation, as the current holder of the Earn-Out Shares with the ability to transfer the Earn-out Shares to any third party that provides financing, directly or indirectly, to the Company, in each case, on the terms and subject to the conditions set forth therein. The amendment to the Earn-Out Agreement has been approved by the Board of Directors.

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
Lock-Up Agreements
In connection with the Business Combination Agreement, certain Pre-Closing SSU Shareholders and the sellers in the Wiggle Acquisition who receive equity as consideration entered into lock-up agreements (the “Lock-Up Agreements”) pursuant to which each such party agreed not to (a) sell or otherwise dispose of, directly or indirectly, any our Ordinary Shares it receives in connection with the Business Combination (the “Lock-up Shares”),subject to certain limited exceptions, (b) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic ownership of any of the Lock-Up Shares, or (c) publicly announce any intention to effect any transaction specified in clause (a) or (b) (any of the actions specified in clauses (a)-(c), a “Transfer”), in each case, until the date that is 180 days after the Closing Date (the “Lock-Up Period”). The PIPE Shares will not be subject to a post-closing lock-up period. The Lock-Up period expired and no further obligations related to the Lock-UP period exists as of September 30, 2022.
Financial Services Agreement and Non Disclosure Agreement
Pursuant to a financial services agreement (the “Financial Services Agreement”) entered into on March 1, 2022 by and between the Company and SIGNA Financial Services Germany GmbH (“SFS”), SFS will provide to the Company certain financial advisory services in connection with potential financing and acquisition opportunities leveraging SFS’s expertise and familiarity with the Company from prior engagements. The Financial Services Agreement has a term until September 30, 2022. Simultaneously with entering into the Financial Services Agreement, the Company and SFS have also entered into a non disclosure agreement dated March 1, 2022 (the “Non Disclosure Agreement”). SFS is a wholly owned indirect subsidiary of SIGNA Holding, an Austrian limited liability company and indirect owner of 49.48% of the Company’s share capital. The Financial Services Agreement and the Non Disclosure Agreement have been approved by the Audit Committee in accordance with the applicable procedures set out in the RPT Policy (as defined below).

SIGNA Holding Revolving Credit Facilities
On May 3, 2022 the Company entered into the €50.0 million SIGNA Holding RCF I with our affiliate SIGNA Holding and on July 25, 2022, the Company entered into a second €50.0 SIGNA Holding RCF II with SIGNA Holding. The SIGNA Holding RCF II is intended to meet SIGNA Holding’s obligation to provide SSU with an additional amount of up to €50.0 million at the latest during the Company’s fiscal year ending September 30, 2023 in accordance with the terms of the LBBW RCF. The entering into the SIGNA Holding RCFs has been approved by the Audit Committee in accordance with the applicable procedures set out in the Company’s RPT Policy (as defined below). The SIGNA Holding RCFs will be utilized to fund working capital needs, capital expenditures and general corporate purposes.

Convertible Bond Subscription Agreement
On September 28, 2022, the Company entered into the Subscription Agreement with our affiliate SIGNA Holding to issue the Initial Convertible Bonds to SIGNA Holding with a closing date on October 4, 2022. The Initial Convertible Bonds mature on October 4, 2028 and are divided into bonds in bearer form with a principal amount of €1.0 million each. The Convertible Bonds bear Quarterly Interest as well as PIK Interest. Interest is payable from October 4, 2022, at a rate of three-month EURIBOR plus 4% per annum (which will increase to 5% per annum and 6% per annum on October 4, 2026 and October 4, 2027 respectively). PIK Interest accrues from October 4, 2022 at a rate of 7% per annum (which will increase to 8% per annum and 9% per annum on October 4, 2026 and October 4, 2027, respectively) as if it were payable quarterly in arrears on each interest payment date.

Bondholders may convert the Initial Convertible Bonds at any time into fully paid ordinary shares of the Company with a nominal value of €0.12 each. The initial conversion price for the Initial Convertible Bonds is €10.3686 (Initial Convertible Bonds). Bondholders have the right to increase the principal amount of the Initial Convertible Bonds by an additional aggregate principal amount of up to €200.0 million as of closing of the Initial Convertible Bonds issuance and until and including September 30, 2023 in one or more tranches with minimum denominations of €1.0 million (Upsize option).
The issuance of the Initial Convertible Bonds to SIGNA Holding has been approved by the Audit Committee in accordance with the applicable procedures set out in the Company’s RPT Policy (as defined below) as well as by the Board of Directors.

SIGNA Holding Equity Commitment Letter

On February 6, 2023, we received the SIGNA Holding Equity Commitment Letter from our affiliate SIGNA Holding. The SIGNA Holding Equity Commitment Letter provides us with an equity-linked funding of an additional €130.0 million and the right to issue and sell (put right) additional convertible bonds to SIGNA Holding , at the same terms and conditions as the Initial Convertible Bonds, in one or more tranches until and including September 30, 2024 for an aggregate additional principal amount of €130.0 million of Additional Convertible bonds. Any subsequent exercise of the put right pursuant to the SIGNA Holding Equity Commitment Letter will reduce Euro for euro, the available amount under the ‘Upsize Option’ granted by SSU to SIGNA Holding in connection with the issuance of the ‘Initial Convertible Bonds‘. The SIGNA Holding Equity Commitment Letter was required to address our very precarious liquidity situation since the beginning of our fiscal year ending September 30, 2023 and to provide the Company with a going-concern perspective until mid-February 2024. Simultaneously with signing the SIGNA Holding Equity Commitment Letter, we entered into an amendment agreement to the SIGNA Holding RCF I with SIGNA Holding on February 6, 2023 (the “SIGNA Holding RCF I Amendment”). The purpose of the SIGNA Holding RCF I Amendment is to provide us with a bridge financing in the amount of up to €50.0 million until the respective tranches under the Additional Convertible Bonds have been issued and settled. Any amounts drawn under the additional €50.0 million in funding available to us under the amended SIGNA Holding RCF I will be repaid by issuing Additional Convertible Bonds in accordance with the terms and conditions of the SIGNA Holding Equity Commitment Letter to SIGNA Holding.
The SIGNA Holding Equity Commitment Letter and the issuance of Additional Convertible Bonds by the Company to SIGNA Holding in accordance with the SIGNA Holding Equity Commitment Letter have been approved by the Audit Committee in accordance with the applicable procedures set out in the Company’s RPT Policy (as defined below) as well as by the Board of Directors.

Review, Approval or Ratification of Transactions with Related Persons
We adopted a policy with respect to related party transactions (the “RPT Policy”) that permits directors and officers to enter into certain related party transactions only when the Board, acting through the Audit Committee, has conducted a reasonable prior review and approves or ratifies such transactions in accordance with the RPT Policy. In conducting this review, the Board is obligated to ensure that all such transactions are approved by the members of the Board not otherwise interested in the transaction and are in the best interest of the Company and its shareholders.

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

B.    Significant Changes
See Note 18 on page F-68 of SSU’s consolidated financial statements filed as part of this Annual Report, and Item 7. — B. Related Party Transactions — Convertible Bond Subscription Agreement, and SIGNA Holding Equity Commitment Letter

ITEM 9 THE OFFER AND LISTING

A.    Offer and listing details
See “—C. Markets.”

B.    Plan of Distribution
Not applicable.

C.    Markets
Our Ordinary Shares and warrants are listed on the New York Stock Exchange under the symbols “SSU” and “SSU-WT,” respectively.

D.    Selling shareholders
Not applicable.

E.    Dilution
Not applicable.

F.    Expenses of the issue
Not applicable.

ITEM 10 ADDITIONAL INFORMATION

A.    Share capital
Not applicable.

B.    Memorandum and articles of association
We were incorporated pursuant to Dutch law on May 19, 2021 as a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid). Our corporate affairs are governed by the Articles of Association, the rules of the Board, our other internal rules and policies and by Dutch law.
We are registered with the Dutch Trade Register under number 82838194. Our corporate seat is in Amsterdam, the Netherlands, and our office address is Kantstraße 164, Upper West, 10623 Berlin, Federal Republic of Germany.
As of the date of this Annual Report, we are a Dutch public limited liability company (naamloze vennootschap).

Pursuant to Article 3 of the Articles of Association, our main corporate objectives are:
•to incorporate, to participate in, to finance, to hold any other interest in and to conduct the management or supervision of other entities, companies, partnerships and businesses;
•to acquire, to manage, to invest, to exploit, to encumber and to dispose of assets and liabilities;
•to furnish guarantees, to provide security, to warrant performance in any other way and to assume liability, whether jointly and severally or otherwise, in respect of obligations of group companies or other parties;
•to operate trading/retail businesses; and
•to do anything which, in the widest sense, is connected with or may be conducive to the objects described above.
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
Our Ordinary Shares
The following summarizes the main rights of holders of our Ordinary Shares:
•each holder of our Ordinary Shares is entitled to one vote per Ordinary Share on all matters to be voted on by shareholders generally, including the appointment of Directors;
•there are no cumulative voting rights;
•the holders of our Ordinary Shares are entitled to dividends and other distributions as may be declared from time to time by us out of funds legally available for that purpose, if any;
•upon our liquidation and dissolution, the holders of our Ordinary Shares will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities; and
•the holders of our Ordinary Shares have pre-emption rights in case of share issuances or the grant of rights to subscribe for shares, except if such rights are limited or excluded by the corporate body authorized to do so and except in such cases as provided by Dutch law and the Articles of Association.
Shareholders’ Register
Pursuant to Dutch law and the Articles of Association, we must keep our shareholders’ register accurate and current. The Board keeps the shareholders’ register and records names and addresses of all holders of registered shares, showing the date on which the shares were acquired, the date of the acknowledgement by or notification to us as well as the amount paid on each share. The register also includes the names and addresses of those with a right of usufruct (vruchtgebruik) on registered shares belonging to another or a pledge (pandrecht) in respect of such shares. The Ordinary Shares are held through DTC. Therefore, DTC or its nominee is recorded in the shareholders’ register as the holder of those Ordinary Shares. The Ordinary Shares are in registered form (op naam). We may issue share certificates (aandeelbewijzen) for registered shares in such form as may be approved by the Board.

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

Limitation on Liability and Indemnification Matters

Under Dutch law, the Directors may be held liable for damages in the event of improper or negligent performance of their duties. The Directors may be held liable for damages to our company and to third parties for infringement of our articles of association or of certain provisions of Dutch law. In certain circumstances, they may also incur other specific civil and criminal liabilities. Subject to certain exceptions, the Articles of Association provide for indemnification of the current and former Directors and other current and former officers and employees as designated by the Board. No indemnification under the Articles of Association shall be given to an indemnified person:
•if a competent court or arbitral tribunal has established, without having (or no longer having) the possibility for appeal, that the acts or omissions of such indemnified person that led to the financial losses, damages, expenses, suit, claim, action or legal proceedings as described above are of an unlawful nature (including acts or omissions which are considered to constitute malice, gross negligence, intentional recklessness and/or serious culpability attributable to such indemnified person);
•to the extent that his or her financial losses, damages and expenses are covered under insurance and the relevant insurer has settled, or has provided reimbursement for, these financial losses, damages and expenses (or has irrevocably undertaken to do so);
•in relation to proceedings brought by such indemnified person against our company, except for proceedings brought to enforce indemnification to which he or she is entitled pursuant to the Articles of Association, pursuant to an agreement between such indemnified person and the Company which has been approved by the Board or pursuant to insurance taken out by the Company for the benefit of such indemnified person; and
•for any financial losses, damages or expenses incurred in connection with a settlement of any proceedings effected without the Company’s prior consent.

Under the Articles of Association, the Board may stipulate additional terms, conditions and restrictions in relation to the indemnification described above.

Federal Forum Provision

The Articles of Association provide that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for any complaint asserting a cause of action arising under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended, to the fullest extent permitted by applicable law, shall be the U.S. federal district courts.
Shareholders’ Meeting
General meetings must be held in the Netherlands, in any of the locations specified in the Articles of Association. The annual General Meeting must be held within six months of the end of each financial year. The first annual General Meeting of the Company as a public company will take place in 2023 in accordance with applicable laws. Additional extraordinary General Meetings may also be held, whenever considered appropriate by the Board and shall be held within three months after the Board has considered it to be likely that our shareholders’ equity (eigen vermogen) has decreased to an amount equal to or lower than half of our paid-in and called up share capital, in order to discuss the measures to be taken if so required.
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
General Meetings must be convened by an announcement published in a Dutch daily newspaper with national distribution. The notice must state the agenda, the time and place of the meeting, the record date (if any), the procedure for participating in the General Meeting by proxy, as well as other information as required by Dutch law. The notice must be given at least 15 calendar days prior to the day of the meeting. The agenda for the annual General Meeting shall include, among other things, the adoption of our statutory annual accounts, appropriation of our profits and proposals relating to the composition of the Board, including the filling of any vacancies. In addition, the agenda shall include such items as have been included therein by the Board. The agenda shall also include such items requested by one or more shareholders or others with meeting rights under Dutch law representing at least 3% of our issued share capital. These requests must be made in writing or by electronic means and received by the Board at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those that have been included in the agenda.
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
Moreover, the Board can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a General Meeting or their right to request a general meeting, propose an agenda item for our General Meeting to dismiss, suspend or appoint one or more Directors (or to amend any provision in our Articles of Association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that the Board believes that such proposal or offer materially conflicts with the interests of our company and its business. During a cooling-off period, the General Meeting cannot dismiss, suspend or appoint Directors (or amend the provisions in our Articles of Association dealing with those matters) except at the proposal of the Board. During a cooling-off period, the Board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, the Board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next General Meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:
•the Board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;
•the Board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or
•other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).
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
Each Ordinary Share of our company confers the right on the holder to cast one vote at the General Meeting. Shareholders may vote by proxy. No votes may be cast at a General Meeting on Ordinary Shares held by us or our subsidiaries or on Ordinary Shares for which we or our subsidiaries hold depository receipts. Nonetheless, the holders of a right of usufruct (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of Ordinary Shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such Ordinary Shares, if the right of usufruct (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such Ordinary Shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of an Ordinary Share of our company on which we hold or such subsidiary holds a right of usufruct (vruchtgebruik) or a right of pledge

(pandrecht). Ordinary Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is provided or that is represented at a General Meeting.
Decisions of the General Meeting are taken by a simple majority of votes cast, except where Dutch law or the Articles of Association provide for a qualified majority or unanimity.

Preemptive Rights
Subject to restrictions in the Articles of Association, holders of Ordinary Shares have preemptive rights in relation to newly issued Ordinary Shares under Dutch law.
Under the Articles of Association, the preemptive rights in respect of newly issued Ordinary Shares may be restricted or excluded by a resolution of the General Meeting, which resolution requires a two-thirds majority of the votes cast if less than half of the issued share capital is present or represented at the meeting. The General Meeting may authorize the Board to limit or exclude the preemptive rights in respect of newly issued Ordinary Shares. Such authorization for the Board can be granted and extended, in each case for a period not exceeding five years.
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
Under the Articles of Association, if one or more Ordinary Shares are admitted to trading on NYSE, the NASDAQ Stock Market or any other regulated stock exchange operating in the United States, the laws of the State of New York will apply to the property law aspects of the Ordinary Shares reflected in the register of shareholders administered by the relevant transfer agent.
Form of Ordinary Shares
Pursuant to the Articles of Association, the Ordinary Shares are registered shares.
Purchase and Repurchase of Ordinary Shares
Under Dutch law, when issuing shares, we may not subscribe for newly issued shares in our own capital. Subject to certain restrictions of Dutch law and the Articles of Association, we may acquire fully paid shares in our own capital at any time for no valuable consideration. Furthermore, subject to certain provisions of Dutch law and the Articles of Association, we may repurchase fully paid shares in our own capital if (i) our equity (eigen vermogen) less the payment required to make the acquisition does not fall below the sum of paid-in and called-up share capital plus any reserves required by Dutch law or the Articles of Association and (ii) the aggregate nominal value of Ordinary Shares which we acquire, hold or on which we hold a pledge (pandrecht) or which are held by a subsidiary of the Company, would not exceed 50% of our then-current issued share capital.
An acquisition of own shares for a consideration must be authorized by the General Meeting. Such authorization may be granted for a maximum period of 18 months and must specify the number of Ordinary Shares that may be acquired, the manner in which such shares may be acquired and the price limits within which the Ordinary Shares may be acquired. The actual acquisition may only be effected pursuant to a resolution of the Board. No authorization of the General Meeting is required if Ordinary Shares are included on the price list of a stock exchange and acquired by us with the intention of transferring such ordinary shares to our employees or employees of a group company pursuant to an arrangement applicable to them. The aforementioned restrictions do not apply to Ordinary Shares acquired by the Company under universal title of succession.
Capital Reduction
At a general meeting, our shareholders may resolve to reduce our issued share capital by (i) cancelling Ordinary Shares or (ii) reducing the nominal value of the Ordinary Shares by amending the Articles of Association. In either case, this reduction would be subject to applicable statutory provisions. A resolution to cancel Ordinary Shares may only relate to Ordinary Shares held by us or in respect of which we hold the depository receipts. In order to be approved by the General Meeting, a resolution to reduce the capital requires approval of a majority of the votes cast at a general meeting if at least 50% of the issued share capital is represented at such meeting or at least two-thirds of the votes cast if less than 50% of the issued share capital is represented at such meeting.
Voting Rights and Quorum
In accordance with Dutch law and the Articles of Association, each Ordinary Share confers the right on the holder thereof to cast one vote at a General Meeting. No vote can be cast at a General Meeting in respect of an Ordinary Share belonging to the Company or a Subsidiary or in respect of an Ordinary Share for which any of them holds the depository receipts. Usufructuaries and pledgees of Ordinary

Shares belonging to the Company or its Subsidiaries are not, however, precluded from exercising their voting rights if the usufruct or pledge was created before the relevant ordinary share belonged to the Company or a Subsidiary. Neither the Company nor a Subsidiary can vote Ordinary Shares in respect of which it holds a usufruct or a pledge.
Voting rights may be exercised by shareholders or by a duly appointed proxy holder (the written proxy being acceptable to the chairman of the General Meeting) of a shareholder, which proxy holder need not be a shareholder. The holder of a usufruct or pledge on shares will have the voting rights attached thereto if so provided for when the usufruct or pledge was created.
Under the Articles of Association, blank votes (votes where no choice has been made), abstentions and invalid votes will not be counted as votes cast. However, shares in respect of which a blank vote or invalid vote has been cast and shares in respect of which the person with meeting rights who is present or represented at the meeting has abstained from voting are counted when determining the part of the issued share capital that is present or represented at a general meeting. The chairman of the General Meeting will determine the method of voting.
Resolutions of the shareholders are adopted at a General Meeting by a majority of votes cast, except where Dutch law or the Articles of Association provide for a special majority in relation to specified resolutions.
Subject to certain restrictions in the Articles of Association, the determination during a General Meeting made by the chairman of that General Meeting with regard to the results of a vote will be decisive. The Board will keep a record of the resolutions passed at each General Meeting.
Amendment of Articles of Association
At a General Meeting, at the proposal of the Board the General Meeting may resolve to amend the Articles of Association. Generally, a resolution by the shareholders to amend the Articles of Association requires a majority of seventy-five percent.
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
Squeeze-Out
A shareholder who holds at least 95% of our issued share capital for his or her own account, alone or together with group companies, may initiate proceedings against our other shareholders jointly for the transfer of their Ordinary Shares to such shareholder. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), and can be instituted by means of a writ of summons served upon each of the other shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to the other shareholders and will determine the price to be paid for the Ordinary Shares, if necessary, after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the Ordinary Shares of the other shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the Ordinary Shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.
Certain Other Major Transactions
The Articles of Association and Dutch law provide that resolutions of the Board concerning a material change to our identity or our character or our business are subject to the approval of the General Meeting. Such changes include:
•transferring the business or materially all of the business to a third party;
•entering into or terminating a long-lasting alliance of our company or of a subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or general partnership, if this alliance or termination is of significant importance for us; and
•acquiring or disposing of an interest in the capital of a company by our company or by a subsidiary with a value of at least one third of the value of the assets, according to the balance sheet with explanatory notes or, if we prepare a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in our most recently adopted annual accounts.

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
In this respect, certain provisions of the Articles of Association may make it more difficult for a third-party to acquire control of the Company or effect a change in the composition of the Board. These include:
•a provision that Directors are appointed by the General Meeting (i) until SISH, alone or together with its affiliates, no longer holds at least 10% of our issued share capital, with respect to one, two or three Directors (depending on the size of the shareholding that SISH holds together with its affiliates), on the basis of a binding nomination prepared by SISH and (ii) for all other Directors on the basis of a binding nomination prepared by the Board, provided any that such nomination can only be overruled by a two-thirds majority of votes cast representing more than half of our issued share capital;
•a provision that Directors may only be dismissed by the General Meeting by a two-thirds majority of votes cast representing more than half of our issued share capital, unless the dismissal is proposed by (i) the Board or (ii) during the period when SISH is allowed to make a binding nomination as discussed above, with respect to a SISH nominated Director, at the proposal of SISH, in which case a simple majority of the votes cast would be sufficient;
•a provision allowing, among other matters, the former chairperson of the Board or our former Chief Executive Officer (in each case, during the period when SISH is allowed to make a binding nomination as discussed above, together with a person designated by SISH for that purpose if the former chairperson or Chief Executive Officer, as applicable, was not a SISH nominated Director) to manage our affairs if all of the Directors are dismissed and to appoint others to be charged with our affairs, including the preparation of a binding nomination for Directors as discussed above, until new Directors are appointed by the General Meeting on the basis of such binding nomination; and
•a requirement that certain matters, including an amendment of the Articles of Association, may only be resolved upon by the General Meeting with a majority of at least 75% of the votes cast during the period when SISH is allowed to make a binding nomination as discussed above and in each case at the proposal of the Board.
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
Completion of the Wiggle SPA (and the Wiggle Acquisition) (“Completion”), which was a condition to the Closing of the Business Combination, occurred on December 14, 2021 and was conditional upon satisfaction of each of the following conditions:
•Each of the (i) German Federal Cartel Office and (ii) Austrian Competition Authorities (Austrian Federal Competition Authority and Austrian Federal Cartel Prosecutor) having approved the Wiggle Acquisition or the Wiggle Acquisition being deemed to be approved.
•The United Kingdom Competition and Markets Authority having communicated to the Buyer that it has no further questions in respect of the briefing paper (containing details of the Wiggle Acquisition) submitted to them or having announced that it does not intend to refer the Wiggle Acquisition for investigation under Schedule 4 of the Enterprise and Regulatory Reform Act 2013.
•The Financial Conduct Authority (FCA) having notified (and not withdrawn) its approval (as required in accordance with Part XII of the Financial Services and Markets Act 2000) in relation to each new controller’s proposed interest in the Wiggle Group resulting from the Wiggle Acquisition or the FCA being deemed as having given such approval.
•Confirmation having been given by SSU that the Business Combination Agreement has become unconditional in all respects.
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
On Completion, the Total Consideration (as defined in the Wiggle SPA) was paid by the Company to the Wiggle Sellers, in accordance with the terms of the Wiggle Liability Assumption Agreement, as follows:
•41.8% of the Total Consideration was paid by the Company in cash on Completion. However, since the level of redemptions by Yucaipa Public Shareholders required the release to such shareholders of an aggregate amount from Yucaipa’s Trust Account exceeding the Redemption Threshold Amount (as defined in the Redemption Offset Agreement) (the amount by which the amount required to be released exceeds the Redemption Threshold Amount, the “Shortfall Amount”), SISH subscribed for and purchased, and the Company issued 6,000,000 Ordinary Shares for a purchase price of $10 per Ordinary Share (the “First Installment Shortfall Amount”) and the First Consideration Installment (as defined in the Wiggle SPA) up to an aggregate amount equal to First Consideration Installment (as defined in the Wiggle SPA) was settled through the issuance of our Ordinary Shares to the Wiggle Sellers (as defined in the Wiggle SPA) in accordance with the terms of the Wiggle SPA, as amended from time to time and pursuant to the terms of the Wiggle Liability Assumption Agreement entered into between the Company and SSU.
•53.8% of the Total Consideration was satisfied by SSU procuring the issue of shares by us to certain of the Wiggle Sellers (to be held subject to Lock-Up Agreements).
•4.4% of the Total Consideration will be paid by the Company in cash 10 business days following the date on which the Lock-Up Agreements expire. However, since the Shortfall Amount exceeded $90 million, the Third Consideration Installment (as defined in the Wiggle SPA) will be settled through the issuance of Ordinary Shares to the Wiggle Sellers in the amount of $ 25.3 million in accordance with the terms of the Wiggle SPA, as amended from time to time. The shares issued to the Wiggle Sellers in satisfaction of a portion of all of the Third Consideration Installment pursuant to the Redemption Offset Agreement and the Wiggle SPA, as amended from time to time, as discussed above will be subject to the lock-up restrictions set forth in that certain Lock-up Agreement (as described in the section of this Annual Report entitled “ Shares Eligible for Future Sale — Lock-Up Agreements”).
The Wiggle SPA contains a customary suite of business warranties, together with a stand-alone tax covenant given in favor of the Buyer, all of which are backed by warranty and indemnity insurance.
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
The transaction closed on April 30, 2021.
Tennis Express SPA
On April 30, 2021 SSU subsidiary SSU Midwest Acquisition Corp. as buyer and Tennis Express, L.P., a Texas limited partnership (“Tennis Express”), Tennis Express Management, L.L.C., a Texas limited liability company (“Tennis Management”), and the owner (the “Seller”) of Tennis Now LLC, a Nevada limited liability company (“Tennis Now”) as sellers entered into an equity purchase agreement (as amended, the “Tennis Express SPA”) to sell to SSU Midwest Acquisition Corp., following to a certain reorganization and conversion process set out in the Tennis Express SPA, 66.66% of the equity interests in Tennis Express. The Seller and Tennis Management were the sole owners of all outstanding equity interest of Tennis Express.
Under the Tennis Express SPA, the Seller agreed to contribute all of the equity interests of Tennis Now to Tennis Express, thereby making Tennis Now a wholly owned subsidiary of Tennis Express. Following the contribution of Tennis Now to Tennis Express, the Seller and Tennis Management agreed to cause Tennis Express to convert into a Delaware limited liability company and the Seller was to become the sole owner of all outstanding equity interests of Tennis Management.
The Tennis Express SPA contains customary interim conduct undertakings for the period between the execution of the Tennis Express SPA and the closing pursuant to which the Seller and Tennis Management agreed, among other things, to operate Tennis Express only in the ordinary course of business and consistent with past customs and practices.
The closing of the transactions contemplated by the Tennis Express SPA were subject to a number of conditions precedent, including, among others the successful completion of the audit of Tennis Express’ financial statements for the twelve months period ended June 30, 2021, the achievement of certain financial targets during that period by Tennis Express, the successful completion of our due diligence exercise and Tennis Express entering into an employment agreement pursuant to which the Seller will serve as Tennis Express’ president.
The cash purchase price to be paid at closing was originally to be based on an enterprise value for 100% of the shares in Tennis Express L.P. in a range between USD 19 million and 25.2 million, the exact value of the enterprise value depending on the financial performance of the business in fiscal year 2020. Prior to the closing of the Tennis Express transaction, the parties to the Tennis Express SPA resolved to enter into an amendment to such agreement modifying the purchase price to enable the Seller and Tennis Management to receive all or a portion of the purchase price in our Ordinary Shares. In addition, under the amended LLC company agreement entered into at closing, the parties to the LLC agreement agreed on certain call/put option rights that allow the option holder to sell/buy its shares at certain points in time or if certain conditions are met. The put/call value is determined on the basis of certain parameters relating to the 12 months-economic performance of the business as of the last day of the most recent fiscal quarter ended immediately prior to the exercise of the option.

The purchase price payable by SSU Midwest Acquisition Corp. originally consisted of cash payments to the Seller and Tennis Management in accordance with their pro rata shareholdings in Tennis Express following the reorganization and conversion process and was subject to certain adjustment and disbursement provisions provided for in the Tennis Express SPA.
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
3. The cash purchase price agreed in the Tennis Express SPA was amended to a payment in shares of the Company, with an agreed factor of 1.35 over the initially agreed cash purchase price (the “Stock Payment”). The actual Stock Payment of 2,492,833 Ordinary Shares (except for the portion of the purchase price to be placed into escrow) was determined based on an amount per share of common stock of the Company equal to the lesser of (i) the price as of the close of trading on the NYSE on March 7, 2022, and (ii) the volume weighted average price per share of the Shares for the five trading days ending March 7, 2022. The remainder of the escrow amount will be paid in Ordinary Shares in two (2) years from the closing (i.e. on or around December 31, 2023).
4. The Stock Payment was made to the seller on March 11, 2022. We agreed to use commercially reasonable efforts to ensure that the Company shares comprising the Stock Payment would be fully and freely tradable in compliance with all federal securities laws, including through the facilities of the NYSE without any required lock-up, vesting conditions or registration or listing requirements within 10 business days of the applicable issuance.
LBBW Revolving Credit Facility
On May 5, 2021, SSU and its subsidiaries Internetstores Holding GmbH and internetstores GmbH as borrowers and guarantors and SIGNA Sport Online GmbH, Dolphin France SAS and Tennis-Point GmbH as guarantors entered into the €100.0 million LBBW RCF with Landesbank Baden-Württemberg and other financial institutions as lenders (banking syndicate).
In general, any loan amount drawn under the LBBW RCF must be applied towards the refinancing of existing credit facility obligations of the borrowers, for working capital purposes, capital expenditures and up to an amount of €10.0 million for certain M&A purposes, in particular the repayment of a bridge loan.
Any loan a borrower under the LBBW RCF requests bears interest for the period the respective borrower may determine in its utilization request in accordance with the terms of the LBBW RCF. The loan amount drawn under the LBBW RCF must be repaid in full with interest on the last day of the requested credit period.
The loans will be secured by independent payment obligations (selbstständige Zahlungsversprechen) and in case of any payment defaults undertakings to indemnify each of the lenders by the guarantors to the LBBW RCF.
The term of the LBBW RCF is three years and loans will be made available to the borrowers until one month prior to the termination date. However, the LBBW RCF provides for the right of each borrower to request an extension of the contract term under certain conditions.
On May 30, 2022, SSU and the lenders under the LBBW RCF entered into an amendment agreement to the existing LBBW RCF (the “LBBW RCF Amendment Agreement”).
The LBBW RCF Amendment Agreement (i) amends and restates certain provisions of the LBBW RCF, including, in particular, the extension and increase option as well as certain minimum cash requirements and (ii) provides for an incremental funding obligation and certain additional information undertakings of the Company. Furthermore, the LBBW RCF Amendment Agreement suspends the net leverage ratio testing covenant to cure a formal breach by the Company of such covenant as of March 31, 2022, and amends the consolidated adjusted EBITDA thresholds which the Company will be required to maintain in its fiscal years 2023 and 2024.
The LBBW RCF Amendment Agreement also provides for changes and restatements of other provisions, covenants and conditions precedent, including an obligation to secure additional liquidity of up to €200.0 million by September 30, 2022. This obligation was met by the SIGNA Holding RCFs [insert reference] and the issuance of €100.0 million Initial Convertible Bonds to SIGNA Holding GmbH under the Subscription Agreement [insert reference].
On January 26, 2023, we received waivers from the lenders under the LBBW RCF waiving the requirement to comply with the net leverage covenant through the period ending June 2024 and the minimum EBITDA covenant for the testing period ending on September 30, 2023 and maintaining the available liquidity covenant at €30.0 million for each testing date after March 31, 2023.

SIGNA Holding Revolving Credit Facilities
On May 3, 2022 the Company entered into the €50.0 million SIGNA Holding RCF I with our affiliate SIGNA Holding. On July 25, 2022, the Company entered into a second €50.0 million SIGNA Holding RCF II with SIGNA Holding. The SIGNA Holding RCFs are utilized to fund working capital needs, capital expenditures and general corporate purposes. The entering into the SIGNA Holding RCFs has been approved by the Audit Committee in accordance with the applicable procedures set out in the Company’s RPT Policy.

Convertible Bond Subscription Agreement
On September 28, 2022, the Company entered into the Subscription Agreement with our affiliate SIGNA Holding to issue €100.0 million aggregate principal amount of Initial Convertible Bonds to SIGNA Holding with a closing date on October 4, 2022. The Initial Convertible Bonds mature on October 4, 2028 and are divided into bonds in bearer form with a principal amount of €1 million each. The Initial Convertible Bonds bear Quarterly Interest as well as PIK Interest. Interest is payable from October 4, 2022, at a rate of three-month EURIBOR plus 4% per annum (which will increase to 5% per annum and 6% per annum on October 4, 2026, and October 4, 2027, respectively). PIK Interest accrues from October 4, 2022, at a rate of 7% per annum (which will increase to 8% per annum and 9% per annum on October 4, 2026, and October 4, 2027, respectively) as if it were payable quarterly in arrears on each interest payment date.
Bondholders may convert the Initial Convertible Bonds at any time into fully paid ordinary shares of the Company with a nominal value of €0.12 each. The initial conversion price for the Initial Convertible Bonds is €10.3686. Bondholders have the right to increase the principal amount of the Initial Convertible Bonds by an additional aggregate principal amount of up to €200.0 million as of closing of the Initial Convertible Bond issuance and until and including September 30, 2023, in one or more tranches with minimum denominations of €1.0 million.
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
The contract end date is September 14, 2024 but may be renewed in case additional e-commerce cloud services are subscribed to by SSU.
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
Under the logistics agreement, SSU is entitled to store in the warehouse sports goods, clothing and accessories for their tennis and bicycle business segments. The logistics service is not limited to Tennis-Point GmbH and Internetstores GmbH, however, but may be utilized by other SSU companies operating in the tennis or bicycle business segments as well, provided that such other companies are included in the contract as additional parties to the logistics agreement upon request.
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
Among other collateral provided by its subsidiaries SSU has entered into a directly enforceable surety for the benefit of Rhenus with regard to payment obligations arising out of or in connection with the implementation of the logistics agreement for an amount of up to €4.5 million.
OMNIA Services Agreement
SSU and Omniaretail B.V. (“Omnia”) entered into a service agreement on March 15, 2020, as amended. Under this agreement Omnia provides various services to manage pricing and online markets for merchandise sold by SSU. The services are split into various packages relating to price watching and dynamic pricing packages as well as customer pricing fees. The amended agreement has a fixed term until September 30, 2023.

Cash to Equity Bonus Conversion
Prior to the closing of the Business Combination (as defined elsewhere herein), the Company, SSU and certain current and former executive officers, managing directors and senior employees of the SIGNA Sports United group (each a “Bonus Recipient”), agreed to convert each Bonus Recipient’s entitlement under their respective employment agreement to certain cash bonus payments into a corresponding number of Ordinary Shares, subject to the terms of the cash to equity bonus conversion agreement (such agreement, the “Cash to Equity Bonus Conversion Agreement”).
Payment of the cash bonus was conditioned upon the closing of the de-SPAC transaction and the successful implementation of the Listing, with the relevant amounts determined on an individual basis. The Company and SSU offered each Bonus Recipient to convert at least 50% of their cash bonus amount into Ordinary Shares and agreed that the Bonus Recipient would receive payment in cash for the amount not converted into Ordinary Shares. The exact number of Ordinary Shares was calculated on the following basis:
•the cash bonus amount converted into Ordinary Shares was multiplied (i) by 1.25 in case that 50% to 74.9% of the cash bonus amount was converted into Ordinary Shares and (ii) 1.35 in case 75% to 100% of the cash bonus amount was converted into Ordinary Shares;
•a cash bonus amount denominated in EUR was converted into a USD amount; and
•the volume weighted average share price (VWAP) during the five trading days on the NYSE before May 16, 2022.
On that basis, the number of Ordinary Shares issuable to the respective Bonus Recipient was determined by dividing the converted USD cash bonus amount, previously multiplied by the applicable factor of 1.25 or 1.35, by the five-days VWAP for the Company’s shares on the NYSE before May 16, 2022.
In May 2022, the Company entered into an amendment agreement to the Cash to Equity Bonus Conversion Agreement (the “Cash to Equity Bonus Conversion Amendment Agreement”), in which certain of the Bonus Recipients agreed to defer the issuance of the Ordinary Shares to which they were entitled under the Cash to Equity Bonus Conversion Agreement by one year until May 2023. The Cash to Equity Bonus Conversion Amendment Agreement provided that the EUR/USD currency exchange rate and the relevant VWAP will be determined during the five trading days on the NYSE before May 16, 2023 and that the multiplier of 1.25 or 1.35 will be increased to 1.35 or 1.45, respectively.

D.    Exchange controls
Under Dutch law, there are no exchange controls applicable to the transfer to persons outside of the Netherlands of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of a Dutch company, subject to applicable restrictions under sanctions and measures, including those concerning export control, pursuant to applicable resolutions adopted by the United Nations, regulations of the European Union, the Sanctions Act 1977 (Sanctiewet 1977), national emergency legislation, or other legislation, applicable anti-boycott regulations and similar rules. Pursuant to the Dutch Foreign Financial Relations Act 1994 (Wet financiële betrekkingen buitenland 1994) entities could be obliged to provide certain financial information to the Dutch Central Bank for statistical purposes only. The European Directive Mandatory Disclosure Rules (2011/16/EU) in relation to cross-border tax arrangements can provide for future notification requirements.
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
This summary is limited to U.S. federal income tax considerations relevant to U.S. Holders that hold SSU Securities as “capital assets” within the meaning of section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:
•Our officers or directors
•banks, financial institutions or financial services entities;
•broker-dealers;
•taxpayers that are subject to the mark-to-market accounting rules;
•tax-exempt entities;
•S-corporations;
•governments or agencies or instrumentalities thereof;
•insurance companies;
•regulated investment companies;
•real estate investment trusts;
•expatriates or former long-term residents of the United States;
•persons that actually or constructively own five percent or more of our shares by vote or value;
•persons that acquired SSU Securities pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services;
•persons that hold SSU Securities as part of a straddle, constructive sale, hedging, conversion or other integrated or similar transaction; or
•U.S. Holders (as defined below) whose functional currency is not the U.S. dollar.
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

U.S. Holders
Taxation of Distributions
Subject to the possible applicability of the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income as a dividend the amount of any distribution paid on our Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder at regular rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Subject to the PFIC rules described below, distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in our Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Ordinary Shares (see “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Warrants” below).
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
Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Ordinary Shares and Warrants
Subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss on the sale or other taxable disposition of our Ordinary Shares or Public Warrants in an amount equal to the difference between the amount realized on the disposition and such U.S. Holder’s adjusted tax basis in such Ordinary Shares or Public Warrants. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for such Ordinary Shares or Public Warrants exceeds one year. Long-term capital gain realized by a non-corporate U.S. Holder is currently eligible to be taxed at reduced rates. The deduction of capital losses is subject to certain limitations.
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
Subject to the PFIC rules described below, if we redeem Public Warrants for cash or purchase Public Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under “— Exercise, Lapse or Redemption of a Warrant.”
Possible Constructive Distributions
The terms of each Public Warrant provide for an adjustment to the number of Ordinary Shares for which the Public Warrant may be exercised or to the exercise price of the Public Warrant in certain events, as discussed in the section of this Annual Report captioned “Description of Securities — Warrants.” An adjustment which has the effect of preventing dilution generally is not taxable. The U.S. Holders of the Warrants would, however, be treated as receiving a constructive distribution from us if, for example, the adjustment increases such U.S. Holders’ proportionate interests in our assets or earnings and profits (e.g. through an increase in the number of Ordinary Shares that would be obtained upon exercise or through a decrease to the exercise price of a Public Warrant) as a result of a distribution of cash or other property to the holders of Ordinary Shares which is taxable to the U.S. Holders of such Ordinary Shares as described under “— Taxation of Distributions” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the Public Warrants received a cash distribution from us equal to the fair market value of such increased interest.
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
Under these rules:
•the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Ordinary Shares or Public Warrants;

•the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we were a PFIC, will be taxed as ordinary income;
•the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder with respect to the tax attributable to each such other taxable year of the U.S. Holder.
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
Alternatively, if we are a PFIC and the Ordinary Shares constitute “marketable stock,” a U.S. Holder may avoid the adverse PFIC tax consequences discussed above if such U.S. Holder, at the close of the first taxable year in which it holds (or is deemed to hold) the Ordinary Shares, makes a mark-to-market election with respect to such shares for such taxable year. Such U.S. Holder generally will include for each of its taxable years as ordinary income the excess, if any, of the fair market value of its Ordinary Shares at the end of such year over its adjusted basis in its Ordinary Shares. The U.S. Holder also will recognize an ordinary loss in respect of the excess, if any, of its adjusted basis of its Ordinary Shares over the fair market value of its Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election).The U.S. Holder’s basis in its Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of its Ordinary Shares will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to Public Warrants.
The mark-to-market election is available only for “marketable stock,” generally, stock that is regularly traded on a national securities exchange that is registered with the SEC, including NYSE (on which the Ordinary Shares will be listed), or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Moreover, a mark-to-market election made with respect to Ordinary Shares would not apply to a U.S. Holder’s indirect interest in any lower tier PFICs in which we own shares. U.S. Holders should consult their tax advisors regarding the availability and tax consequence of a mark-to-market election with respect to the Ordinary Shares under their particular circumstances.
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
The U.S. federal income tax treatment of a Non-U.S. Holder’s exercise of a Public Warrant, or the lapse of a Public Warrant held by a Non-U.S. Holder, generally will correspond to the U.S. federal income tax treatment of the exercise or lapse of a Public Warrant by a U.S. Holder, as described in “Exercise, Lapse or Redemption of a Warrant” above, although to the extent a cashless exercise results in a taxable exchange, the consequences would be similar to those described in the preceding paragraphs above for a Non-U.S. Holder’s gain on the sale or other disposition of SSU Securities.
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
Material Dutch Tax Considerations
Taxation in the Netherlands
The section only outlines certain material Dutch tax consequences of the acquisition, holding and disposal of the Ordinary Shares and the acquisition, holding, exercise and disposal of the Public Warrants. This section does not purport to describe all possible tax considerations or consequences that may be relevant to a holder or prospective holder of Ordinary Shares or Public Warrants and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as trusts or similar arrangements) may be subject to special rules. In view of its general nature, this section should be treated with corresponding caution.
This section is based on the tax laws of the Netherlands, published regulations thereunder and published authoritative case law, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Where this section refers to “the Netherlands” or “Dutch” it refers only to the part of the Kingdom of the Netherlands located in Europe.
This section is intended as general information only and is not Dutch tax advice or a complete description of all Dutch tax consequences relating to the acquisition, holding and disposal of the Ordinary Shares or to the acquisition, holding, exercise and disposal of the Public Warrants. Holders or prospective holders of Ordinary Shares and Public Warrants should consult their own tax advisor regarding the Dutch tax consequences relating to the acquisition, holding and disposal of Ordinary Shares and the acquisition, holding, exercise and disposal of Public Warrants in light of their particular circumstances.
Please note that this section does not describe the Dutch tax consequences for:
(i)    a holder of Ordinary Shares or Public Warrants if such holder has a substantial interest (aanmerkelijk belang) or deemed substantial interest (fictief aanmerkelijk belang) in us under the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001). Generally, a holder is considered to hold a substantial interest in us, if such holder alone or, in the case of an individual, together with such holder’s partner for Dutch income tax purposes, or any relatives by blood or marriage in the direct line (including foster children), directly or indirectly, holds (i) an interest of 5% or more of the total issued and outstanding capital of the Company or of 5% or more of the issued and outstanding capital of a certain class of shares; or (ii) rights, including Public Warrants, to acquire, directly or indirectly, such interest; or (iii) certain profit sharing rights that relate to 5% or more of the Company’s annual profits or to 5% or more of the Company’s liquidation proceeds. A deemed substantial interest may arise if a substantial interest (or part thereof) in has been disposed of, or is deemed to have been disposed of, on a non-recognition basis;
(ii)    a holder of Ordinary Shares or Public Warrants if the Ordinary Shares or Public Warrants held by such holder qualify or qualified as a participation (deelneming) for purposes of the Dutch Corporate Income Tax Act 1969 (Wet op de

vennootschapsbelasting 1969). Generally, a holder’s shareholding of, or right to acquire, 5% or more in the Company’s nominal paid-up share capital qualifies as a participation. A holder may also have a participation if (a) such holder does not have a shareholding of 5% or more but a related entity (statutorily defined term) has a participation or (b) the Company is a related entity (statutorily defined term);
(iii)    a holder of Ordinary Shares which is or who is entitled to the dividend withholding tax exemption (inhoudingsvrijstelling) with respect to any profits derived from the Ordinary Shares (as defined in Article 4 of the Dutch Dividend Withholding Tax Act 1965 (Wet op de dividendbelasting). Generally, a holder of Ordinary Shares may be entitled or required to apply, subject to certain other requirements, the dividend withholding tax exemption if it holds an interest of 5% or more in the Company’s nominal paid-up share capital;
(iv)    pension funds, investment institutions (fiscale beleggingsinstellingen) and tax exempt investment institutions (vrijgestelde beleggingsinstellingen) (each as defined in the Dutch Corporate Income Tax Act 1969) and other entities that are, in whole or in part, not subject to or exempt from Dutch corporate income tax as well as entities that are exempt from corporate income tax in their country of residence, such country of residence being another state of the European Union, Norway, Liechtenstein, Iceland or any other state with which the Netherlands has agreed to exchange information in line with international standards; and
(v)    a holder of Ordinary Shares if such holder is an individual for whom the Ordinary Shares or any benefit derived from the Ordinary Shares is a remuneration or deemed to be a remuneration for (employment) activities performed by such holder or certain individuals related to such holder (as defined in the Dutch Income Tax Act 2001).
Dividend withholding tax
Dividends distributed by us are generally subject to Dutch dividend withholding tax at a rate of 15%. Generally, the Company is responsible for the withholding of such dividend withholding tax at source; the Dutch dividend withholding tax is for the account of the holder of Ordinary Shares.
The expression “dividends distributed” includes, but is not limited to:
•distributions in cash or in kind, deemed and constructive distributions and repayments of paid-in capital not recognized for Dutch dividend withholding tax purposes;
•liquidation proceeds, proceeds from the redemption of Ordinary Shares, or proceeds from the repurchase of Ordinary Shares (other than as temporary portfolio investment; tijdelijke belegging) by us or one of our subsidiaries or other affiliated entities, in each case to the extent such proceeds exceed the average paid-in capital of those Ordinary Shares as recognized for Dutch dividend withholding tax purposes;
•an amount equal to the par value of the Ordinary Shares issued or an increase of the par value of the Ordinary Shares, to the extent that no related contribution, recognized for Dutch dividend withholding tax purposes, has been made or will be made; and
•partial repayment of the paid-in capital recognized for Dutch dividend withholding tax purposes, if and to the extent that the Company has “net profits” (zuivere winst), unless (i) our general meeting of shareholders has resolved in advance to make such repayment and (ii) the par value of the Ordinary Shares concerned has been reduced by an equal amount by way of an amendment to the Company's Articles of Association. The term "net profits" includes anticipated profits that have yet to be realized.
Corporate legal entities that are resident or deemed to be resident of the Netherlands for Dutch corporate income tax purposes (“Dutch Resident Entities”) generally are entitled to an exemption from, or a credit for, any Dutch dividend withholding tax against their Dutch corporate income tax liability. The credit in any given year is, however, limited to the amount of Dutch corporate income tax payable in respect of the relevant year with an indefinite carry forward of any excess amount. Individuals who are resident or deemed to be resident of the Netherlands for Dutch personal income tax purposes (“Dutch Resident Individuals”) generally are entitled to a credit for any Dutch dividend withholding tax against their Dutch personal income tax liability and to a refund of any residual Dutch dividend withholding tax. The above generally also applies to holders of Ordinary Shares that are neither resident nor deemed to be resident of the Netherlands (“Non-Resident Holders”) if the Ordinary Shares are attributable to a Dutch permanent establishment of such Non-Resident Holder.
A holder of Ordinary Shares resident of a country other than the Netherlands may, depending on such holder's specific circumstances, be entitled to exemptions from, reduction of, or full or partial refund of, Dutch dividend withholding tax under Dutch domestic tax law, EU law, or treaties for the avoidance of double taxation in effect between the Netherlands and such other country.
Public Warrants
The exercise of Public Warrants does in our view not give rise to Dutch dividend withholding tax, except to the extent (i) the exercise price is below the par value of an Ordinary Share (currently, the par value per Ordinary Share is €0.12 and the exercise price is $11.50 and (ii) such difference is not charged against the Company's share premium reserve recognized for Dutch dividend withholding tax purposes. If any Dutch dividend withholding tax due is not effectively withheld for the account of the relevant holder of a Public Warrant, Dutch dividend withholding tax shall be due by the Company on a grossed-up basis, meaning that the Dutch dividend withholding tax basis shall be equal to the amount referred to in the preceding sentence multiplied by 100/85.
In addition, it cannot be excluded that payments made in consideration for a repurchase or redemption of a Public Warrant or a full or partial cash settlement of the Public Warrant are in part subject to Dutch dividend withholding tax. To date, no authoritative case law of the Dutch courts has been made publicly available in this respect.
Exceptions and relief from Dutch dividend withholding tax may apply as set forth in the preceding paragraph.
Dividend stripping
According to Dutch domestic anti-dividend stripping rules, no credit against Dutch tax, exemption from, reduction, or refund of Dutch dividend withholding tax will be granted if the recipient of the dividends we paid is not considered the beneficial owner (uiteindelijk gerechtigde; as described in the Dutch Dividend Withholding Tax Act 1965) of those dividends. This legislation generally targets situations in which a shareholder retains its economic interest in shares but reduces the withholding tax costs on dividends by a transaction with another party. It is not required for these rules to apply that the recipient of the dividends is aware that a dividend stripping transaction took place. The Dutch State Secretary of Finance takes the position that the definition of beneficial ownership introduced by this legislation will also be applied in the context of a double taxation convention.
Conditional withholding tax on dividends (as of 1 January 2024)
As of January 1, 2024, a Dutch conditional withholding tax will be imposed on dividends distributed by us to entities related (gelieerd) to us (within the meaning of the Dutch Withholding Tax Act 2021; Wet bronbelasting 2021), if such related entity:
(i)    is considered to be resident (gevestigd) in a jurisdiction that is listed in the yearly updated Dutch Regulation on low-taxing states and non-cooperative jurisdictions for tax purposes (Regeling laagbelastende staten en niet-coöperatieve rechtsgebieden voor belastingdoeleinden) (a “Listed Jurisdiction”); or
(ii)    has a permanent establishment located in a Listed Jurisdiction to which the Ordinary Shares are attributable; or
(iii)    holds the Ordinary Shares with the main purpose or one of the main purposes of avoiding taxation for another person or entity and there is an artificial arrangement or transaction or a series of artificial arrangements or transactions; or
(iv)    is not considered to be the beneficial owner of the Ordinary Shares in its jurisdiction of residence because such jurisdiction treats another entity as the beneficial owner of the Ordinary Shares (a hybrid mismatch); or
(v)    is not resident in any jurisdiction (also a hybrid mismatch); or
(vi)    is a reverse hybrid (within the meaning of Article 2(12) of the Dutch Corporate Income Tax Act 1969), if and to the extent (x) there is a participant in the reverse hybrid which is related (gelieerd) to the reverse hybrid, (y) the jurisdiction of residence of such participant treats the reverse hybrid as transparent for tax purposes and (z) such participant would have been subject to the Dutch conditional withholding tax in respect of dividends distributed by us without the interposition of the reverse hybrid, all within the meaning of the Dutch Withholding Tax Act 2021.
The Dutch conditional withholding tax on dividends will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (2022: 25.8%). The Dutch conditional withholding tax on dividends will be reduced, but not below zero, by any regular Dutch dividend withholding tax withheld in respect of the same dividend distribution. As such, based on the currently applicable rates, the overall effective tax rate of withholding the regular Dutch dividend withholding tax (as described above) and the Dutch conditional withholding tax on dividends will not exceed the highest corporate income tax rate in effect at the time of the distribution (2022: 25.8%).
Dual Tax Residency
We are incorporated under the laws of the Netherlands, and we are therefore a Dutch tax resident for Dutch domestic tax law purposes, including the Dutch Dividend Withholding Tax Act 1969. As set out in “Taxation — Material German Tax Considerations — Ordinary Shares and Public Warrants”, we are also treated as a German tax resident for German domestic tax law purposes, since our place of effective management is located in Germany. Based on the so-called tie-breaker provision (the “Tie-Breaker Provision”) included in Article 4(3) of the 2012 Convention between the Federal Republic of Germany and the Kingdom of the Netherlands for the avoidance of double taxation with respect to taxes on income (the “double tax treaty between Germany and the Netherlands”) as in effect on the date hereof, our tax residence in either the Netherlands or Germany for the purposes of the double tax treaty between Germany and the Netherlands should be determined on our place of effective management. As long as our place of effective management is in Germany, and the Tie-Breaker Provision and the reservation made by Germany with respect to the Tie-Breaker Provision as part of the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting are not changed, we should exclusively be a tax resident of Germany for purposes of the double tax treaty between Germany and the Netherlands. As a consequence, the

Netherlands will be restricted to impose Dutch dividend withholding tax on dividends distributed by us pursuant to Article 10(5) of the double tax treaty between Germany and the Netherlands, except for dividends distributed to Dutch Resident Entities, Dutch Resident Individuals and Non-Resident Holders if the Ordinary Shares are attributable to a permanent establishment in the Netherlands of such Non-Resident Holder. See also “Risk Factors — We may become taxable in a jurisdiction other than Germany and this may increase the aggregate tax burden on us” and “Risk Factors — If we do pay dividends, we may need to withhold tax on such dividends payable to holders of Ordinary Shares in both Germany and the Netherlands” for risks regarding our tax residency and the consequences thereof.

Taxes on income and capital gains
Dutch Resident Entities
Generally, if the holder of Ordinary Shares or Public Warrants is a Dutch Resident Entity, any income derived or deemed to be derived from the Ordinary Shares and Public Warrants or any capital gains realized on the disposal or deemed disposal or exercise, as applicable of the Ordinary Shares or Public Warrants is subject to Dutch corporate income tax at a rate of 15% with respect to taxable profits up to €395,000 and 25.8% with respect to taxable profits in excess of that amount (rates and brackets for 2022).
Dutch Resident Individuals
If the holder of Ordinary Shares or Public Warrants is a Dutch Resident Individual, any income derived or deemed to be derived from the Ordinary Shares and Public Warrants or any capital gains realized on the disposal or deemed disposal or exercise, as applicable of the Ordinary Shares or Public Warrants is subject to Dutch personal income tax at the progressive rates (with a maximum of 49.5% in 2022), if:
(i)    the Ordinary Shares or Public Warrants are attributable to an enterprise from which the holder of Ordinary Shares or Public Warrants derives a share of the profit, whether as an entrepreneur (ondernemer) or as a person who has a co-entitlement to the net worth (medegerechtigd tot het vermogen) of such enterprise without being a shareholder (as defined in the Dutch Income Tax Act 2001); or
(ii)    the holder of Ordinary Shares or Public Warrants is considered to perform activities with respect to the Ordinary Shares or Public Warrants that go beyond ordinary asset management (normaal, actief vermogensbeheer) or otherwise derives benefits from the Orindary Shares or Public Warrants that are taxable as benefits from miscellaneous activities (resultaat uit overige werkzaamheden).
Taxation of savings and investments
If the above-mentioned conditions (i) and (ii) do not apply to the Dutch Resident Individual, the Dutch Resident Individual’s net investment assets (rendementsgrondslag) for the year will be subject to an annual Dutch income tax on a deemed return under the regime for savings and investments (inkomen uit sparen en beleggen), insofar the Dutch Resident Individual's net investment assets for the year exceed a statutory threshold (heffingvrij vermogen). The Ordinary Shares are included as investment assets. The deemed return on the Dutch Resident Individual's net investment assets for the year is taxed at a flat rate of 31% (rate for 2022). Actual income or capital gains realized in respect of the Ordinary Shares and Public Warrants are as such not subject to Dutch income tax.
Based on a decision of the Dutch Supreme Court (Hoge Raad) of 24 December 2021 (ECLI:NL:HR:2021:1963), the system of taxation for savings and investments based on a deemed return may under specific circumstances contravene with Section 1 of the First Protocol to the European Convention on Human Rights in combination with Section 14 of the European Convention on Human Rights. On June 28, 2022 the Dutch State Secretary of Finance has issued a decree amending the regime for taxation of savings and investments as in effect on the date hereof to comply with this Dutch Supreme Court ruling. This decree will be implemented in Dutch tax law pursuant to the 'Law on the restoration of rights box 3' (Wet rechtsherstel box 3), which applies to calendar year 2022. On the basis of the decree as published on June 28, 2022 and the aforementioned new law the tax will be levied at the lowest outcome of the following two calculation methods:
Method 1. Under Method 1, the annual taxable benefit from a Dutch Resident Individual's assets and liabilities taxed under this regime, including the Ordinary Shares and Public Warrants, is based on a deemed return (ranging from 1.82% and 5.53% in 2022) of the positive balance of the fair market value of those assets, including the Ordinary Shares and Public Warrants, and the fair market value of those liabilities.
Method 2. Under Method 2, the annual taxable benefit from a Dutch Resident Individual's assets and liabilities taxed under this regime, including the Ordinary Shares and Public Warrants, is based on the actual allocation of the Dutch Resident Individual's assets and liabilities over the following three categories: (i) bank savings, (ii) other investments, including the Shares and Public Warrants, and (iii) liabilities. The tax is calculated as follows:
(i)    a deemed return on the fair market value of the actual amount of bank savings; plus
(ii)    a deemed return on the fair market value of the actual amount of other investments, including the Ordinary Shares and Public Warrants; minus

(iii)    a deemed return on the fair market value of the actual amount of liabilities.
Under Method 2, the statutory threshold is divided pro-rata over the three assets and liabilities categories mentioned above. At the date hereof, the deemed returns under (i) to (iii) above have not yet been definitively published for the calendar year 2022.
Holders of Ordinary Shares and Public Warrants are advised to consult their own tax advisor to ensure that the tax is levied in accordance with the decision of the Dutch Supreme Court.
Non-residents of the Netherlands
A holder of Ordinary Shares or Public Warrants that is neither a Dutch Resident Entity nor a Dutch Resident Individual will not be subject to Dutch income tax in respect of income derived or deemed to be derived from the Ordinary Shares or Public Warrants or in respect of capital gains realized on the disposal or deemed disposal or exercise, as applicable, of the Ordinary Shares or Public Warrants, provided that:
(i)    such holder does not have an interest in an enterprise or deemed enterprise (as defined in the Dutch Income Tax Act 2001 and the Dutch Corporate Income Tax Act 1969, as applicable) which, in whole or in part, is either effectively managed in the Netherlands or carried on through a permanent establishment, a deemed permanent establishment or a permanent representative in the Netherlands and to which enterprise or part of an enterprise the Ordinary Shares or Public Warrants are attributable; and
(ii)    in the event the holder is an individual, such holder does not carry out any activities in the Netherlands with respect to the Ordinary Shares or Public Warrants that go beyond ordinary asset management and does not otherwise derive benefits from the Ordinary Shares or Public Warrants that are taxable as benefits from miscellaneous activities in the Netherlands.
Gift and inheritance taxes
Residents of the Netherlands
Gift or inheritance taxes will arise in the Netherlands with respect to a transfer of Ordinary Shares or Public Warrants by way of a gift by, or on the death of, a holder of Ordinary Shares or Public Warrants who is resident or deemed resident of the Netherlands at the time of the gift or such holder’s death.
Non-residents of the Netherlands
No gift or inheritance taxes will arise in the Netherlands with respect to a transfer of Ordinary Shares or Public Warrants by way of a gift by, or on the death of, a holder of Ordinary Shares or Public Warrants who is neither resident nor deemed to be resident of the Netherlands, unless:
(i)    in the case of a gift of a Ordinary Share or Public Warrant by an individual who at the date of the gift was neither resident nor deemed to be resident of the Netherlands, such individual dies within 180 days after the date of the gift, while being resident or deemed to be resident of the Netherlands; or
(ii)    in the case of a gift of a Ordinary Share or Public Warrant is made under a condition precedent, the holder of Ordinary Shares or Public Warrants, as applicable is resident or is deemed to be resident of the Netherlands at the time the condition is fulfilled; or
(iii)    the transfer is otherwise construed as a gift or inheritance made by, or on behalf of, a person who, at the time of the gift or death, is or is deemed to be resident of the Netherlands.
For purposes of Dutch gift and inheritance taxes, amongst others, a person that holds the Dutch nationality will be deemed to be resident of the Netherlands if such person has been a resident of the Netherlands at any time during the ten years preceding the date of the gift or such person’s death. Additionally, for purposes of Dutch gift tax, amongst others, a person not holding the Dutch nationality will be deemed to be resident of the Netherlands if such person has been a resident of the Netherlands at any time during the twelve months preceding the date of the gift. Applicable tax treaties may override deemed residency.
Value added tax (VAT)
No Dutch VAT will be payable by a holder of Ordinary Shares or Public Warrants in respect of any payment in consideration for the holding or disposal or exercise, as applicable, of the Ordinary Shares or Public Warrants.
Stamp Duties
No Dutch documentation taxes (commonly referred to as stamp duties) will be payable by a holder of Ordinary Shares or Public Warrants in respect of any payment in consideration for the holding or disposal or exercise, as applicable, of the Ordinary Shares or Public Warrants.

Material German Tax Considerations — Ordinary Shares and Public Warrants
The following discussion addresses certain German tax consequences of acquiring, owning, disposing or exercising, as the case may be, of the Ordinary Shares or Public Warrants. With the exception of the subsections “— German Taxation of Holders of Ordinary Shares — Taxation of Holders of Ordinary Shares Tax Resident in Germany” and “— German Taxation of Holders of Public Warrants — Taxation of Holders of Public Warrants Tax Resident in Germany” below, which provide an overview of the taxation of the respective holders of Ordinary Shares and Public Warrants that are residents of Germany, this discussion applies only to U.S. treaty beneficiaries (defined below) that acquire Ordinary Shares or Public Warrants in the offering.
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
The tax information presented in this section is not a substitute for tax advice. Prospective holders of Ordinary Shares or Public Warrants should consult their own tax advisors regarding the tax consequences of the purchase, ownership, disposition, exercise, donation or inheritance of Ordinary Shares or Public Warrants in light of their particular circumstances, including the effect of any state, local, or other foreign or domestic laws or changes in tax law or interpretation. The same applies with respect to the rules governing the refund of any German withholding tax (Kapitalertragsteuer) withheld. Only an individual tax consultation can appropriately account for the particular tax situation of each investor.
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
Our taxable income, whether distributed or retained, is generally subject to corporate income tax (Körperschaftsteuer) at a uniform rate of 15% plus the solidarity surcharge (Solidaritätszuschlag) of 5.5% thereon, resulting in a total tax rate of 15.825%.
Dividends (Gewinnausschüttungen) and other distributions received by us from domestic or foreign corporations are generally exempt from corporate income tax, inter alia, if we held at the beginning of the calendar year at least 10% of the registered share capital (Grundkapital or Stammkapital) of the distributing corporation which did not deduct the distributions from its own tax base; however, 5% of such revenue is treated as a non-deductible business expense and, as such, is subject to corporate income tax plus the solidarity surcharge. The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the purpose of this rule. Participations in the share capital of other corporations which we hold through a partnership,including co-entrepreneurships (Mitunternehmerschaften), are attributable to us only on a pro rata basis at its entitlement to the profits of the relevant partnership. As a consequence of the above, and subject to the above-mentioned requirements, effectively 95% of the amount of dividends and other distributions that we receive from corporations are exempt from corporate income tax. The same applies, in general and irrespective of the size of our shareholding in the respective corporation, to profits earned by us from the sale of shares in another domestic or foreign corporation since 5% of the gains are treated as non-deductible business expenses and are therefore subject to corporate income tax (plus the solidarity surcharge thereon) at a rate of 15.825%. Conversely, losses incurred from the sale of such shares are not deductible for tax purposes. Currently, there are no specific rules deviating from the aforementioned rules with respect to the taxation of gains arising from the disposal of a direct participation of less than 10% in the share capital of a corporation. Please note that there have been discussions and even draft laws which would lead to the taxation of such gains. However, so far none of the draft laws have actually been passed. The above-stated exemptions from corporate income tax on dividends and on capital gains may not apply under certain circumstances in case the distributing entity, or the entity the shares in which are disposed of, are tax resident in a jurisdiction that is listed on the EU blacklist of non-cooperative jurisdictions.
In addition, we are subject to trade tax (Gewerbesteuer) with respect to our taxable trade profit (Gewerbeertrag) from our permanent establishments in Germany (inländische gewerbesteuerliche Betriebsstätten). Trade tax is generally based on the taxable income as determined for corporate income tax purposes taking into account, however, certain add-backs and deductions.
The trade tax rate depends on the local municipalities in which we maintain our permanent establishments. Dividends received from other corporations and capital gains from the sale of shares in other corporations are treated in principle in the same manner for trade tax purposes as for corporate income tax purposes. However, dividends received from domestic and foreign corporations (i.e., EU or non-EU corporations)are effectively 95% exempt from trade tax only if we held at least 15% of the registered share capital of the distributing corporation at the beginning of the relevant tax assessment period for trade tax purposes (Erhebungszeitraum).
Our interest expenses are subject to the “interest barrier” (Zinsschranke) rules. When we calculate our taxable income, the interest barrier rules generally prevent us from deducting certain net interest expenses from our taxable income, i.e., the excess of interest expenses over interest income for a given fiscal year, to the extent such interest expenses exceed 30% of the current taxable EBITDA of the respective entity (taxable earnings adjusted for interest expense, interest income and certain depreciation/amortization and other reductions) if our net interest expense is equal to, or exceeds, €3 million (Freigrenze) and no other exceptions apply. Interest expenses that are not deductible in a given year may be carried forward to our subsequent fiscal years (interest carryforward) and will increase the interest expense in those subsequent years. EBITDA amounts that could not be utilized may, under certain conditions, be carried forward into future fiscal years. If such EBITDA carryforward is not used within five fiscal years it will be forfeited. An EBITDA carryforward that arose in an earlier year must be used before a carryforward that arose in a later year is used. For the purpose of trade tax, however, the deductibility of interest expenses is further restricted to the extent that the sum of interest expenses plus certain other trade tax add back items exceeds €200,000.00. In such cases, 25% of the interest expenses, to the extent they were deducted for corporate income tax purposes, are added back for purposes of the determination of the trade tax base.
Certain interest expenses are generally not deductible for German tax purposes in case of tax shortfalls due to mismatches from the use of hybrid financial instruments or hybrid entities or due to dual tax residency.
Tax-loss carry forwards can be fully offset against taxable income for corporate income tax and trade tax purposes up to an amount of €1 million of such income. If the taxable profit for the year or taxable profit subject to trade taxation exceeds this threshold, only up to 60% of the amount exceeding the threshold may be offset against tax-loss carry forwards.The remaining 40% is subject to tax (minimum taxation) (Mindestbesteuerung). The rules also provide for a tax carry back to the previous year with regard to corporate income tax up to an amount of €1 million.Unused tax-loss carry forwards may be generally carried forward indefinitely and used in subsequent assessment periods to be offset against future taxable income in accordance with this rule. According to laws introduced between 2020 and 2022, each to provide COVID-19 tax support (Viertes Corona-Steuerhilfegesetz, Drittes Corona-Steuerhilfegesetz, Zweites Corona-Steuerhilfegesetz — “German COVID-19 Tax Laws”), tax loss carry-back for the assessment periods 2020 through 2023 are increased to €10.0 million. In addition, in assessment periods after 2021, tax carrybacks can also be used in the year prior to the year before the losses were generated, to the extent a set-off is not possible in the year before the losses were generated.
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
German Taxation of Holders of Ordinary Shares
General
Shareholders are taxed in particular in connection with the holding of shares (taxation of dividend income), upon the sale or disposal of shares (taxation of capital gains) and the gratuitous transfer of shares (inheritance and gift tax). However, if and to the extent we pay dividends sourced out of a tax recognized contribution account (steuerliches Einlagekonto), such dividends may not be subject to withholding tax, personal income tax (including the solidarity surcharge and church tax, if any) or corporate income tax, as the case may be. However, dividends paid out of a tax-recognized contribution account lower the acquisition costs of the shares, which may result in a higher amount of taxable capital gains upon the shareholder’s sale of the shares. Special rules apply to the extent that dividends from the tax recognized contribution account exceed the then lowered acquisition costs of the shares.
German Taxation of Holders of Ordinary Shares that are U.S. Treaty Beneficiaries
The following discussion describes the material German tax consequences for a holder that is a U.S. treaty beneficiary of acquiring, owning and disposing of the Ordinary Shares. For purposes of this discussion, a “U.S. treaty beneficiary” is a resident of the United States for purposes of the Convention Between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital and to Certain Other Taxes as of June 4, 2008 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung und zur Verhinderung der Steuerverkürzung auf dem Gebiet der Steuern vom Einkommen und vom Vermögen und einiger anderer Steuern in der Fassung vom 4. Juni 2008) (the “Treaty”), who is fully eligible for benefits under the Treaty.
A holder will be a U.S. treaty beneficiary entitled to full Treaty benefits in respect of the Ordinary Shares if it is, inter alia:
•the beneficial owner of the Ordinary Shares (and the dividends paid with respect thereto);
•a U.S. holder;

•not also a resident of Germany for German tax purposes; and
•not subject to the limitation on benefits (i.e., anti-treaty shopping) article of the Treaty that applies in limited circumstances.
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
General Rules for the Taxation of Dividends of Holders of Ordinary Shares that are U.S. Treaty Beneficiaries
The full amount of a dividend distributed by us (such dividend herein referred to as a “Taxable Dividend”) to a non-German resident holder which does not maintain a permanent establishment or other taxable presence in Germany is generally subject to (final) German withholding tax at an aggregate rate of 26.375%. If shares are admitted for collective custody by a securities custodian bank (Wertpapiersammelbank) pursuant to Section 5 of the German Act on Securities Accounts (Depotgesetz) and are entrusted to such bank for collective custody (Sammelverwahrung) in Germany (as in the case of the Shares), the withholding tax is withheld and passed on for the account of the shareholders (i) by the domestic credit or financial services institution (inländisches Kredit- oder Finanzdienstleistungsinstitut) (including domestic branches of such foreign enterprises) or the domestic securities institution (inländisches Wertpapierinstitut) which keeps or administers the shares and disburses or credits the dividends or disburses the dividends to a foreign agent or (ii) by the central securities depository (Wertpapiersammelbank) to which the shares were entrusted for collective custody if the dividends are disbursed to a foreign agent by such central securities depository (Wertpapiersammelbank) (the “Dividend Paying Agent”). We do not assume any responsibility for the withholding of the withholding tax, in accordance with the statutory provisions.
Pursuant to the Treaty, the German withholding tax may not exceed 15% of the gross amount of the dividends received by U.S. treaty beneficiaries. The excess of the total withholding tax, including the solidarity surcharge (Solidaritätszuschlag), over the maximum rate of withholding tax permitted by the Treaty may be refunded to U.S. treaty beneficiaries upon application, provided that the requirements under the Treaty are fulfilled. Further, such refund is subject to the German anti-avoidance treaty shopping rules (as described below in section “— Withholding Tax Refund for U.S. Treaty Beneficiaries”).
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
German statutory law requires the Domestic Disbursing Agent to levy withholding tax on capital gains from the sale of Ordinary Shares or other securities held in a custodial account in Germany. With regard to the German taxation of capital gains, “Domestic Disbursing Agent” means a German credit institution, a financial services institution, a securities trading enterprise or a securities trading bank (each as defined in the German Banking Act (Kreditwesengesetz) and, in each case including a German branch of a foreign enterprise, but excluding a foreign branch of a German enterprise that holds the Ordinary Shares in custody or administers the Ordinary Shares for the investor or conducts sales or other dispositions and disburses or credits the income from the Ordinary Shares to the holder of the Ordinary Shares. The German statutory law does not explicitly condition the obligation to withhold taxes on capital gains to the requirement that such capital gains are subject to taxation in Germany under German statutory law or on an applicable income tax treaty.
However, a circular issued by the German Federal Ministry of Finance, dated May 19, 2022, reference number IV C 1-S 2252/19/10003 :009,provides that taxes need not be withheld by the Domestic Disbursing Agent if the holder of the custody account is not a resident of Germany for tax purposes. The circular further states that there is no obligation to withhold such tax even if the non-resident holder owns 1% or more of the share capital of the respective German company. While circulars issued by the German Federal Ministry of Finance are only binding on the German tax authorities but not on the German courts, in practice, the disbursing agents nevertheless typically rely on guidance contained in such circulars. Therefore, a Domestic Disbursing Agent would only withhold tax at 26.375% on capital gains derived by a U.S. treaty beneficiary from the sale of Ordinary Shares held in a custodial account in Germany in the event that the Domestic Disbursing Agent did not follow the above mentioned guidance. In this case, the U.S. treaty beneficiary may be entitled to claim a refund of the withholding tax from the German tax authorities under the Treaty, as described below in the section “— Withholding Tax Refund for U.S. Treaty Beneficiaries.”

Withholding Tax Refund for U.S. Treaty Beneficiaries
U.S. treaty beneficiaries are generally eligible for treaty benefits under the Treaty, as described above in Section “— German Taxation of Holders of Ordinary Shares — Taxation of Holders of Ordinary Shares Tax Resident in Germany” and “— German Taxation of Holders of Public Warrants — Taxation of Holders of Public Warrants Tax Resident in Germany.” Accordingly, U.S. treaty beneficiaries may be entitled to claim a refund of the portion of the otherwise applicable 26.375% German withholding tax (corporate income tax including solidarity surcharge) on dividends that exceeds the applicable Treaty rate. However, such refund would only be possible, provided that pursuant to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the shareholder must qualify as beneficial owner of the Ordinary Shares for an uninterrupted minimum holding period of 45 days within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the Ordinary Shares during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk by more than 30%, and (iii) the shareholder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, then for a shareholder not being tax-resident in Germany who applied for a full or partial refund of the withholding tax pursuant to a double taxation treaty, no refund is available. This restriction generally does only apply, if (i) the tax underlying the refund application is below a tax rate of 15% based on the gross amount of the dividends or capital gains and (ii) the shareholder does not directly own 10% or more of our shares and is subject to income taxes in its state of residence, without being tax-exempt. In addition to the aforementioned restrictions, in particular, pursuant to a decree published by the German Federal Ministry of Finance dated July 9, 2021 IV C 1 — S 2252/19/10035 :014, DOK 2021/0726914), as amended, the withholding tax credit may also be denied under the general German anti-abuse rule.
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
Taxation of Holders of Ordinary Shares Tax Resident in Germany
This subsection provides an overview of dividend and capital gains taxation with regard to the general principles applicable to our holders that are tax resident in Germany. A holder is a German tax resident if, in case of an individual, he or she maintains a domicile (Wohnsitz) or a habitual abode (gewöhnlicher Aufenthalt) in Germany or if, in case of a corporation, it has its place of management (Geschäftsleitung) or statutory seat (Sitz) in Germany.
The German dividend and capital gains taxation rules applicable to German tax residents require a distinction between Ordinary Shares held as private assets (Privatvermögen) and Ordinary Shares held as business assets (Betriebsvermögen).
Ordinary Shares as Private Assets (Privatvermögen)
If the Ordinary Shares are held as private assets by a German tax resident, dividends and capital gains are generally taxed as investment income and are principally subject to a 25% German flat income tax rate (Abgeltungsteuer) (plus a 5.5% solidarity surcharge thereon, resulting in an aggregate rate of 26.375%). The flat tax is levied in the form of withholding tax. Generally and subject to exemptions set out below, the tax withholding has discharging effect (abgeltende Wirkung) with regard to the respective shareholder’s income tax liability.
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
In general, no flat income withholding tax is levied in case of an individual shareholder who holds the shares as private assets if he or she submits a tax exemption request (Freistellungsauftrag) to the Dividend Paying Agent, but only to the extent the income derived from the shares together with all other capital income do not exceed the aforementioned lump-sum deduction amount. Similarly, no withholding tax is deducted if it is to be assumed that the income is not subject to taxation and the shareholder has submitted to the Dividend Paying Agent a certificate of non-assessment (Nichtveranlagungsbescheinigung) issued by the competent tax office.
Further exceptions from the flat tax with regard to dividends apply upon application for shareholders who have a shareholding of at least 25% in our company and for shareholders who have a shareholding of at least 1% in our company and can take significant entrepreneurial influence on our economic activity by a professional activity for our company. A further exception from the flat tax with regard to capital gains applies if, a holder directly or indirectly held at least 1% of our share capital at any time during the five years preceding the sale. In that case, 60% of any capital gains resulting from the sale would be taxable at the holder’s personal income tax rate (plus 5.5% solidarity surcharge thereon). Conversely, only 60% of any capital losses would be recognized for tax purposes. Even though withholding tax is withheld by a Domestic Disbursing Agent in such case, this does not satisfy the tax liability of the shareholder. Consequently, a shareholder must declare his capital gains in his income tax returns. The withholding tax (including the solidarity surcharge and church tax, if applicable) withheld and paid may be credited against the shareholder’s income tax on his/ her tax assessment (including the solidarity surcharge and any church tax if applicable) or refunded in the amount of any excess, provided that the statutory requirements are fulfilled. Losses resulting from the disposal of Ordinary Shares can only be offset against capital gains from the sale of any Ordinary Shares and other shares. If gains are exceeded by losses, such excess losses may be carried forward to subsequent assessment periods. If losses result from the derecognition (Ausbuchung) or transfer to a third party of certain worthless assets or any other total loss of such assets, such losses, together with losses resulting from the full or partial non-recoverability of the repayment claim of capital receivables of the same year, and loss-carry forwards of previous years can only be offset against investment income up to an amount of €20,000 (“Limitation on Loss Deduction”) per calendar year. Any exceeding loss amount can be carried forward and offset against future investment income, but again subject to the €20,000 limitation. Given that the Limitation on Loss Deduction will not be applied by the Domestic Disbursing Agent, investors suffering losses which are subject to the Limitation on Loss Deduction are required to declare such losses in their respective income tax return.
Church tax generally has to be withheld, if applicable, based on an automatic data access procedure, unless the shareholder has filed a blocking notice (Sperrvermerk) with the Federal Central Tax Office. Where church tax is not levied by way of withholding, it is assessed by means of income tax assessment.
Ordinary Shares as Business Assets (Betriebsvermögen)
In case the Ordinary Shares are held as business assets, the taxation depends on the legal form of the holder (i.e., whether the holder is a corporation, a sole proprietor or a partnership (co-entrepreneurship)). Irrespective of the legal form of the holder, dividends (to the extent such dividends are not sourced out of a tax recognized contribution account) are subject to the aggregate withholding tax rate (including solidarity surcharge) of 26.375% plus church tax, if applicable. The withholding tax is credited against the respective holder’s income tax liability, provided that pursuant to special rules on the restriction of withholding tax credit, the following three cumulative requirements are met: (i) the shareholder must qualify as beneficial owner of the Ordinary Shares for an uninterrupted minimum holding period of 45 days occurring within a period starting 45 days prior to and ending 45 days after the due date of the dividends, (ii) the shareholder has to bear at least 70% of the change in value risk related to the Ordinary Shares during the minimum holding period as described under (i) of this paragraph and has not entered into (acting by itself or through a related party) hedging transactions which lower the change in value risk for more than 30%, and (iii) the shareholder must not be obliged to fully or largely compensate directly or indirectly the dividends to third parties. If these requirements are not met, three-fifths of the withholding tax imposed on the dividends must not be credited against the shareholder’s (corporate) income tax liability, but may, upon application, be deducted from the shareholder’s tax base for the relevant tax assessment period. Such requirements also apply to Ordinary Shares which lead to domestic income in Germany and which are held by a non-German depositary bank. A shareholder that is generally subject to German income tax or corporate income tax and that has received gross dividends without any deduction of withholding tax due to a tax exemption without qualifying for a full tax credit under the aforementioned requirements has to timely notify the competent local tax office accordingly, has to file a withholding tax return in the amount of 15% of the dividends in accordance with the procedural rules applicable for such withholding tax returns, and has to make a payment on the amount of the tax that was stated in such withholding tax return. The special rules on the restriction of withholding tax credit do not apply to a shareholder whose overall dividend earnings within an assessment period do not exceed €20,000 or that has been the beneficial owner of the Ordinary Shares for at least one uninterrupted year upon receipt of the dividends. In addition to the aforementioned restrictions, in particular, pursuant to a decree published by the German Federal Ministry of Finance dated July 9, 2021 IV C 1 — S 2252/19/10035 :014, DOK 2021/0726914), as amended, the withholding tax credit may also be denied based on the general German anti-abuse rules.
To the extent the amount withheld exceeds the income tax liability, the withholding tax may be refunded, provided that certain requirements are met (including the aforementioned requirements).
Special rules apply to credit institutions (Kreditinstitute), securities institutions (Wertpapierinstitute), financial services institutions (Finanzdienstleistungsinstitute), financial enterprises (Finanzunternehmen), life insurance and health insurance companies, and pension funds.
Generally, dividends paid to, and capital gains realized by, a corporation with a tax domicile in Germany are subject to corporate income tax (and solidarity surcharge thereon) at a rate of 15.825%. However, the dividends and capital gains are in general effectively 95% tax exempt from corporate income tax (including solidarity surcharge). The remaining 5% is treated as non-deductible business expense and, as such, is subject to corporate income tax (including solidarity surcharge). With regard to dividends, this is subject to the shareholder holding at least 10% of our registered share capital at the beginning of the calendar year. The acquisition of a participation of at least 10% in the course of a calendar year is deemed to have occurred at the beginning of such calendar year for the purpose of this rule. Participation in our share capital being held through a partnership, including co-entrepreneurships, are attributable the shareholder only on a pro rata basis at the ratio of its entitlement to the profits of the relevant partnership. Moreover, actual business expenses incurred to generate the dividends may be deducted.
For purposes of German trade tax, capital gains are in general effectively 95% tax exempt as well. The remaining 5% is treated as non-deductible business expense and, as such, is subject to trade tax. As regards dividends, the amount of such dividends after deducting business expenses related to the dividends is subject to German trade tax, unless the corporation held at least 15% of our registered share capital at the beginning of the relevant tax assessment period for trade tax purposes (Erhebungszeitraum). In the latter case, the aforementioned exemption of 95% of the dividend income for corporate income tax purposes also applies for trade tax purposes.
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
In addition, if the shares are held as business assets of a domestic permanent establishment of an actual or presumed commercial partnership, the full amount of dividend income is generally also subject to trade tax at the level of the partnership. In the case of partners who are individuals, the trade tax that the partnership pays on the relevant partner’s portion of the partnership’s income is generally credited as a lump sum — fully or in part against the individual’s personal income tax liability, depending on the tax rate imposed by the local municipality and certain individual tax-relevant circumstances of such shareholder. If the partnership held at least 15% of our registered share capital at the beginning of the relevant tax assessment period, the dividends (after deduction of business expenses economically related thereto) should generally not be subject to trade tax. In this case, trade tax should, however, be levied on 5% of the dividends to the extent they are attributable to the profit share of such corporate partners to whom at least 10% of our shares are attributable on a look-through basis, since this portion of the dividends should be deemed to be non-deductible business expenses. The remaining portion of the dividend income attributable to partners other than such specific corporate partners (which includes individual partners and should, according to a literal reading of the law, also include corporate partners to whom, on a look-through basis, only portfolio participation are attributable) should not be subject to trade tax.
In addition, gains on the disposal of our shares are subject to trade tax at the level of a commercial or deemed commercial partnership if the shares are attributed to a domestic permanent establishment of a business operation of the partnership. This generally applies to 60% of the gain as far as our shares are attributable to the profit share of an individual as the partner of the partnership, and, effectively, at 5% as far as they are attributable to the profit share of a corporation as the partner of the partnership. Losses on disposals and other profit reductions in connection with the shares are not taken into account for the purposes of trade tax if they are attributable to the profit share of a corporation, and are taken into account at 60% in the context of general limitations if they are attributable to the profit share of an individual. If the partner of the partnership is an individual, the portion of the trade tax paid by the partnership attributable to his profit share may generally be credited, either in full or in part, against his personal income tax by means of a lump-sum method— depending on the level of the municipal trade tax multiplier and certain individual tax-relevant circumstances of the taxpayer.
German Taxation of Holders of Public Warrants
General
Holders of Public Warrants are taxed in particular upon the sale or disposal of Public Warrants (taxation of capital gains) and the gratuitous transfer of Public Warrants (inheritance and gift tax). In addition, holders might be taxed on the exercise of the Public
Warrants under certain circumstances.

Taxation of Holders of Public Warrants Not Tax Resident in Germany
The capital gains from the disposition of the Public Warrants realized by a non-German tax resident holder of the Public Warrants would not be treated as German source income and not be subject to German income tax provided that(i) such a non-German resident holder does not maintain a permanent establishment or other taxable presence in Germany which the Public Warrants form part of, and (ii) the income does not otherwise constitute German-source income (such as income from the letting and leasing of certain property located in Germany or income from certain capital investments directly or indirectly secured by real estate located in Germany). If either requirement (i) or (ii) above is not met, a tax regime similar to that described under “— Taxation of Holders of Public Warrants Tax Resident in Germany; Withholding Tax on Capital Gains” below applies.
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
Taxation of Holders of Public Warrants Tax Resident in Germany; Withholding Tax on Capital Gains
The tax consequences of an exercise of the Public Warrants are not entirely clear under German tax law. An exercise may be considered a non-taxable acquisition of the Ordinary Shares received upon exercise and thus not a gain realization event. However, there is a risk that the receipt of the Ordinary Shares upon exercise of the Public Warrants is considered a taxable event (e.g., as a taxable disposal of the Public Warrants against receipt of Ordinary Shares). In this case, gains derived from the exercise of the Public
Warrants would be subject to the tax treatment as described for capital gains derived from the sale or other disposition of the Public
Warrants as described in the following paragraphs.
The capital gains from the disposition of the Public Warrants (i.e., the difference between the proceeds from the disposal, redemption, repayment or assignment after deduction of expenses directly related to the disposal, redemption, repayment or assignment and the cost of acquisition) received by a German resident individual holder of Public Warrants holding the Public Warrants as private assets are generally subject to German withholding tax if the Public Warrants are kept or administered in a custodial account with a Domestic Disbursing Agent. The withholding tax rate is 25% (plus a 5.5% solidarity surcharge thereon, resulting in an aggregate rate of 26.375%). For individual Holders who are subject to church tax, the church tax generally has to be withheld by the Domestic Disbursing Agent, if applicable, based on an automatic data access procedure, unless the shareholder has filed a blocking notice (Sperrvermerk) with the Federal Central Tax Office.
If the Public Warrants are settled by a cash payment, capital gains realized upon exercise (i.e., the cash amount received minus directly related costs and expenses, e.g. the acquisition costs or any premium) are subject to withholding tax. In the event of delivery of Ordinary Shares upon exercise of the Public Warrants, the acquisition costs of the Public Warrants plus any additional sum paid upon exercise are generally regarded as acquisition costs of the underlying assets received upon physical settlement, subject to the risks summarized in the first paragraph of this section. Withholding tax may then apply to any gain resulting from the subsequent disposal, redemption or assignment of the Ordinary Shares received, as described above in Section “— German Taxation of Holders of Ordinary Shares”.
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
Non-business holders of the Public Warrants are entitled to an annual saver’s allowance of €801 for an individual or €1,602 for a married couple and a registered civil union filing taxes jointly for all investment income received in a given year. Upon the non-business holder of the Public Warrants filing an exemption certificate (Freistellungsauftrag) with the Disbursing Agent, the Disbursing Agent will take the allowance into account when computing the amount of tax to be withheld. No withholding tax will be deducted if the Holder of the Public Warrants has submitted to the Domestic Disbursing Agent a certificate of non-assessment (Nichtveranlagungs-Bescheinigung) issued by the competent local tax office. The deduction of expenses related to the investment income (including gains with respect to the Public Warrants) is generally not possible for private investors.
German withholding tax will not apply to gains from the disposal, redemption, repayment or assignment of Public Warrants held by a corporation. The same may apply where the Public Warrants form part of a trade or business or are related to income from letting and leasing of property, subject to further requirements being met.
Taxation of Capital Gains
The personal income tax liability of an individual holder of the Public Warrants holding the Public Warrants as private assets deriving income from capital investments under the Public Warrants is, in principle, settled by the tax withheld. To the extent withholding tax has not been levied, such as in the case of Public Warrants kept in custody abroad or if no Domestic Disbursing Agent is involved in the payment process, the non-business holder of Public Warrants must report his or her income and capital gains derived from the Public Warrants (i.e., the difference between the proceeds from the disposal, redemption, repayment or assignment after deduction of expenses directly related to the disposal, redemption, repayment or assignment and the cost of acquisition) on his or her income tax return and then will also be taxed at a flat tax rate of 25% (plus solidarity surcharge of 5.5% thereon, and church tax, if applicable). In the event of delivery of Ordinary Shares upon exercise of the Public Warrants, the acquisition costs of the Public Warrants plus any additional sum paid upon exercise are generally regarded as acquisition costs of the underlying assets received upon physical settlement, subject to the aforementioned risk that the receipt of the Ordinary Shares upon exercise of the Public Warrants is considered a taxable event. If the withholding tax on a disposal, redemption, repayment or assignment has been calculated from the lump-sum withholding tax base of 30% of the gross proceeds from the disposal (rather than from the actual gain) due to a change to a Domestic Disbursing Agent, a non-business holder of the Public Warrants may and in case the actual gain is higher than 30% of the disposal proceeds must also file an income tax return for an assessment on the basis of his or her actual acquisition costs. Further, a non-business holder may request that all investment income of a given year is taxed at his or her lower individual tax rate. In each case, the deduction of expenses is generally not permitted.
Where Public Warrants form part of a trade or business or the income from the Public Warrants qualifies as income from the letting and leasing of property the withholding tax, if any, will not settle the personal or corporate income tax liability. The respective holder of Public Warrants will have to report income and related (business) expenses on the tax return and the balance will be taxed at the holder’s applicable tax rate. Withholding tax levied, if any, may be credited against the personal or corporate income tax of the holder, provided that the requirements for such credit are fulfilled. Where Public Warrants form part of a German trade or business, gains from the disposal, redemption, repayment or assignment of the Public Warrants may also be subject to German trade tax.
Generally the deductibility of capital losses from Public Warrants is limited.
With regard to non-business holders of Public Warrants, losses may only be applied against profits from income from capital investments derived in the same or, subject to certain limitations, in subsequent years. In addition, losses from Public Warrants or certain other forward/future or option transactions incurred by non-business holders of the Public Warrants may only be applied against income from Public Warrants or certain other forward/future or option transactions derived in the same or, subject to certain limitations, in subsequent years and the deductibility of such losses is limited to €20,000 per year.
In addition, losses of non-business holders arising from a bad debt loss (Forderungsausfall), a waiver of a receivable (Forderungsverzicht) or a transfer of an impaired receivable to a third party or from any other default can only be offset against other income from capital investments and only up to an amount of €20,000 per year. The same rules should apply if the Public Warrants expire worthless or lapse.
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
Abolishment of Solidarity Surcharge
The solidarity surcharge has been partially abolished as of the assessment period 2021 for certain individual holders of Ordinary Shares or Public Warrants. The solidarity surcharge, however, continues to apply for capital investment and, thus, on withholding taxes levied. In addition, the solidarity surcharge continues to apply if holders of Ordinary Shares or Public Warrants are corporations.
German Inheritance and Gift Tax (Erbschaft- und Schenkungsteuer)
The transfer of Ordinary Shares or Public Warrants to another person by inheritance or gift should be generally subject to German inheritance and gift tax only if:

i.the decedent or donor or heir, beneficiary or other transferee maintained his or her domicile or a usual residence in Germany or had its place of management or registered office in Germany at the time of the transfer, or is a German citizen who has spent no more than five consecutive years outside of Germany without maintaining a domicile in Germany or is a German citizen who serves for a German entity established under public law and is remunerated for his or her service from German public funds (including family members who form part of such person’s household, if they are German citizens) and is only subject to estate or inheritance tax in his or her country of domicile or usual residence with respect to assets located in such country (special rules apply to certain former German citizens who neither maintain a domicile nor have their usual residence in Germany);
ii.at the time of the transfer, the Ordinary Shares or Public Warrants are held by the decedent or donor as business assets forming part of a permanent establishment in Germany or for which a permanent representative in Germany has been appointed; or
iii.solely with respect to the Ordinary Shares, if the Ordinary Shares subject to such transfer form part of a portfolio that represents at the time of the transfer 10% or more of our registered share capital and that has been held directly or indirectly by the decedent or donor, either alone or together with related persons.
The Agreement between the Federal Republic of Germany and the United States of America for the avoidance of double taxation with respect to taxes on inheritances and gifts as of December 21, 2000 (Abkommen zwischen der Bundesrepublik Deutschland und den Vereinigten Staaten von Amerika zur Vermeidung der Doppelbesteuerung auf dem Gebiet der Nachlass-, Erbschaft- und Schenkungssteuern in der Fassung vom 21. Dezember 2000) (the “United States-Germany Inheritance and Gifts Tax Treaty”), provides that the German inheritance tax or gift tax can, with certain restrictions, only be levied in the cases of (i) and (ii) above. Special provisions apply to certain German citizens living outside of Germany and former German citizens.
Other Taxes
No German transfer tax, value-added tax, stamp duty or similar taxes are assessed on the purchase, sale or other transfer of Ordinary Shares or Public Warrants. Provided that certain requirements are met, an entrepreneur may, however, opt for the payment of value-added tax on transactions that are otherwise tax-exempt. Net wealth tax (Vermögensteuer) is currently not imposed in Germany. Certain member states of the European Union (including Germany) are considering introducing a financial transaction tax (Finanztransaktionssteuer) which, if and when introduced, may also be applicable on sales and/or transfer of Ordinary Shares and Public Warrants.
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

ITEM 11 QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
See Note 9 on pages F-53et seq. of SSU’s consolidated financial statements filed as part of this Annual Report.

ITEM 12 DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.Debt Securities
Not applicable.

B.    Warrants and Rights
Not applicable.

C.    Other Securities
Not applicable.

D.    American Depositary Shares
Not applicable.

PART II

ITEM 13 DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.

ITEM 14 MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.

ITEM 15 CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
As required by Rule13a-15under the Exchange Act, management, including our chief executive officer and our chief financial officer, has evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. Disclosure controls and procedures include, without limitations, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding our required disclosures.
Based on the foregoing, our chief executive officer and our chief financial officer have concluded that, as a result of the material weaknesses in our internal control over financial reporting described below, the design and operation of our disclosure controls and procedures were not effective, as of September 30, 2022. Until remediated, there is a reasonable possibility that these material weaknesses could result in a material misstatement of our consolidated financial statements or disclosures that would not be prevented or detected.
Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections or any evaluation or effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We have remediated previously reported material weaknesses in our internal controls relating to (i) the design and maintenance of effective entity level controls to identify business risks relevant to financial reporting objectives, estimate the significance of the risks, assess the likelihood of their occurrence and determine actions to address those risks, (ii) the design and maintenance of effective controls to ensure the completeness of accounts payable and vendor accruals, and (iii) the design and maintenance of effective controls to ensure that revenue was recorded in the correct accounting period.

However, the following material weaknesses in our internal controls existed as of September 30, 2022 relating to: (i) the adequate number of individuals within the accounting and financial reporting function with sufficient training in IFRS and SEC reporting standards,

(ii) the design and maintenance of formal and effective controls over certain general information technology controls for IT systems, (iii) the design and maintenance of effective controls to ensure the appropriateness of the estimate of the recoverable amount of goodwill and indefinite-lived intangible assets, (iv) the design and maintenance of month end close and journal entries process controls (v) the ability of our business to timely and appropriately communicate unexpected or new transactions to the finance function and the lack of timely and appropriate assessment of the related accounting implications of these transactions, and (vi) the design and maintenance of effective process monitoring system at our newly acquired subsidiary WCRC. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. No further material weaknesses were identified in the current year.

Our management assessed the effectiveness of our internal control over financial reporting as of September 30, 2022, using the criteria established in “Internal Control - Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation and the criteria issued by COSO, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, concluded that, as of September 30, 2022, our internal control over financial reporting was not effective because of the material weaknesses relating to the design and maintenance of effective controls described above, which has not been remediated.

With the oversight of the Management Board and our Audit Committee, our management has been and is actively undertaking remediation efforts to address the material weakness identified above through the following actions:

•Hire additional personnel with IFRS, Sarbanes-Oxley (SOX) and SEC reporting experience within the accounting and financial reporting department
•Finalize design and implement controls policies and procedures relating to certain general information technology controls for IT systems
•Redesign the processes and controls relating to the appropriateness of estimation used for goodwill impairment assessment and indefinite-lived intangible assets.
•Finalize design and implement controls policies and procedures relating to month end close and journal entries processes
•Extend and formalize internal communication processes and controls
•Finalize design and implement controls policies and procedures at our subsidiary WCRC

These remediation efforts will be time consuming, costly and might place significant demands on our financial and operational resources. As the reliability of the internal controls process requires repeatable execution, the successful remediation of the material weakness will require review and evidence of effectiveness prior to management concluding that the Company’s internal controls over financial reporting are effective. As management continues to evaluate and improve the Company’s internal controls over financial reporting, it may take additional measures to address control deficiencies or to modify the remediation plan described above.

During 2023, management plans to test and evaluate the implementation of these internal controls to ascertain whether they are designed and operating effectively in order to provide reasonable assurance that they will prevent or detect a material misstatement in the Company’s consolidated financial statements. If our efforts to remediate this material weakness are not successful, the material weakness may reoccur, or other material weaknesses could occur in the future.

Notwithstanding the identified material weakness, our management believes that the financial statements and related notes thereto included in this annual report on Form 20-F fairly present, in all material respects, our financial position, results of operations and cash flows as of and for the periods presented in accordance with IFRS.
Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting due to a transition period established by rules of the SEC for emerging growth companies.
Changes in Internal Control Over Financial Reporting
During the period covered by this annual report and as described below, there were changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that materially affected, or are reasonably likely to materially affect, internal control over financial reporting as part of the remediation measures described below.
Remediation of Previous Material Weaknesses in Internal Control Over Financial Reporting
During 2022, we implemented with the supervision of our Chief Executive Officer, our Chief Financial Officer and our Audit Committee the below remediation measures to remediate the following material weaknesses identified as of September 30, 2021.
•Developed and implemented entity level controls to identify business risks relevant to financial reporting objectives, estimate the significance of the risks, assess the likelihood of their occurrence and determine actions to address those risks
•Developed and implemented controls to ensure the completeness of accounts payable and vendor accruals
•Developed and implemented revenue cut-off controls to ensure that revenue is recorded in the correct accounting period.
In addition, we made progress in the remediation of other previously identified material weaknesses by performing the following:
•Implemented a SOX controls tool and provided SOX controls training to our accounting and finance staff
•Identified risks, clearly defined control processes, roles and segregation of duties within our IT general controls that are significant to the financial reporting process

•Identified risks, clearly defined control processes, roles and segregation of duties within our business processes
•Developed internal controls testing and monitoring procedures over identified risks within our IT landscape and financial reporting process
Although we have made enhancements to our control procedures over financial reporting which resulted in the remediation of three material weaknesses, there still exists several material weaknesses that were not fully remediated by year end September 30, 2022. We note these material weaknesses will not be remediated until the necessary controls have been fully implemented and are operating effectively.
Our management is committed to improving the internal controls over financial reporting and will undertake consistent improvements or enhancements on an ongoing basis, in addition to the remediation plans described above.
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

ITEM 16B CODE OF ETHICS
We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our Code of Business Conduct and Ethics is available on our website (https://signa-sportsunited.com/). We intend to disclose any amendment to the code, or any waivers of its requirements, in our Annual Report on Form 20-F.

ITEM 16C PRINCIPAL ACCOUNTANT FEES AND SERVICES
KPMG AG Wirtschaftsprüfungsgesellschaft has been the Company’s principal auditor since fiscal year 2018. Set forth below are the total fees billed (or expected to be billed), on a consolidated basis, by KPMG AG Wirtschaftsprüfungsgesellschaft or their affiliates for providing audit and other professional services in each of the last two years:

	For the Years Ended September 30,
	2022	2021	2020
	(euro in thousands)
Audit Fees	6,519	3,208	5,055
Audit-Related Fees	—	—	—
Tax Fees	180	—	—
All Other Fees	—	—	—
Total Fees	6,699	3,208	5,055

Audit fees consist of fees and expenses billed for the annual audit and quarterly review of SIGNA Sports United’s consolidated financial statements. They also include fees billed for other audit services, which are those services that only the auditor can provide and include the review of documents filed with the Securities Exchange Commission as well as statutory audits.
In the fiscal year ended September 30, 2022, the board of directors of SSU pre-approved and reviewed the audit and non-audit services to be performed by the independent auditor.
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

ITEM 16D EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
See — G. Corporate Governance.

ITEM 16E PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
During the year ended September 30, 2022, no purchases of our equity securities were made by or on behalf of us or any affiliated purchaser.

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

PART III

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

2.3†	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934

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

4.17*	TopCO CEO Service Agreement (incorporated by reference to Annex T to Amendment No. 1 to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on August 30, 2021)

4.18	Redemption Offset Agreement (incorporated by reference to Annex U to Amendment No. 2 to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on October 15, 2021)

4.19	SPA Variation Agreement (incorporated by reference to Annex V to Amendment No. 2) to the Registration Statement on Form F-4 (Reg. No. 333-257685), filed with the SEC on October 15, 2021)

4.20	SPA Variation Agreement (incorporated by reference to Form 8-K filed with the SEC on December 6, 2021)

4.21	Revolving Credit Facility agreement with Landesbank Baden-Württemberg (LBBW) and other financial institutions as lenders dated May 5, 2021

4.22	Amendment to the Revolving Credit Facility with Landesbank Baden-Württemberg (LBBW) and other financial institutions as lenders dated May 30, 2022

4.23	Revolving Credit Facility agreement with SIGNA Holding GmbH as lender dated May 3, 2022

4.24	Revolving Credit Facility agreement with SIGNA Holding GmbH as lender dated July 25, 2022

4.25
Convertible bond subscription agreement with SIGNA Holding GmbH as subscriber identified on exhibit 10.1 attached thereto, incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on September 28, 2022 (File No. 001-41156)

4.26
Amendment and restatement of Earnout agreement by and among SIGNA Sports United N.V., OlympicsI Merger Sub. LLC and SIGNA Sport Projektbeteiligung AG identified on exhibit 10.2 attached thereto, incorporated into this Annual Report on Form 20-F by reference to our Report on Form 6-K filed with the SEC on September 28, 2022 (File No. 001-41156)

4.27	Equity Commitment Letter by and among SIGNA Holding GmbH and SIGNA Sports United N.V. dated February 6, 2023

4.28	Amendment to the Revolving Credit Facility with SIGNA Holding GmbH as lender dated February 6, 2023

8.1†	List of subsidiaries of SIGNA Sports United N.V.

12.1†	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2†	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1†	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2†	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

_________
† Filed herewith.
* Indicates a management contract or any compensatory plan, contract or arrangement.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

February 6, 2023	SIGNA Sports United N.V.

By: /s/ Stephan Zoll
Name: Stephan Zoll Title: Chief Executive Officer

Consolidated Financial Statements of SIGNA
Sports United GmbH as of September 30, 2022 and 2021, and for each of the three-year period ended September 30, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
SIGNA Sports United N.V.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of SIGNA Sports United N.V. (the Company) as of September 30, 2022 and 2021, the related consolidated statements of loss and other comprehensive loss, changes in equity, and cash flows for each of the years in the three‑year period ended September 30, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three‑year period ended September 30, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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
Düsseldorf, Germany
February 6, 2023

Consolidated Statements of Loss and Other Comprehensive Loss

		Fiscal year ended September 30,
EUR million	Note	2022	2021*	2020*
Revenue	6.1	1,062.8	813.7	644.4
Own work capitalized	6.2	5.5	3.4	3.0
Other operating income	6.3	5.2	5.4	0.5
Cost of material		(700.3)	(500.2)	(414.9)
Personnel expense	6.4	(163.3)	(89.0)	(66.5)
Other operating expenses	6.5	(481.1)	(234.5)	(156.8)
Depreciation and amortization	7.1, 7.3	(53.9)	(28.5)	(24.5)
Impairment loss	7.2	(254.9)	(0.6)	(0.1)
Operating result		(580.0)	(30.3)	(14.8)
Finance income	6.6	36.6	4.8	0.9
Finance costs	6.6	(21.3)	(9.4)	(7.9)
Result from investments accounted for at equity		(1.2)	(1.3)	(0.7)
Loss before taxes from continuing operations		(565.9)	(36.2)	(22.6)
Income tax (expense)/benefit	6.8	26.6	(1.6)	1.9
Loss for the year from continuing operations		(539.3)	(37.7)	(20.7)
Loss from discontinued operations, net of tax	11	(26.4)	(8.3)	(5.0)
Loss for the period		(565.7)	(46.0)	(25.6)
of which attributable to non-controlling interests		—	—	(0.9)
of which attributable to the owners of SIGNA Sports United N.V.		(565.7)	(46.0)	(24.8)
Loss per share- Basic and diluted from (in EUR)
Continuing operations	6.9	(1.7)	(0.2)	(0.1)
Loss for total operations attributable to the owners of SIGNA Sports United N.V.		(1.8)	(0.2)	(0.1)
		Fiscal year ended September 30,
EUR million	Note	2022	2021	2020
Loss for the per period		(565.7)	(46.0)	(25.6)
Items that may be subsequently reclassified to profit or loss
Currency translation differences		(5.1)	0.6	0.2
Gain (Loss) from derivative financial instruments		(1.0)	0.5	(0.1)
Other comprehensive income/(loss), net of tax		(6.1)	1.1	0.1
Total comprehensive income/(loss)		(571.8)	(44.9)	(25.5)
of which attributable to non-controlling interests		—	—	(1.0)
of which attributable to the owners of SIGNA Sports United		(571.8)	(44.9)	(24.6)
*The comparative numbers have been re-presented as a result of the discontinued operations. Refer to Note 11- Discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Financial Position

Assets

		Fiscal year ended September 30,
EUR million	Note	2022	2021
Property, plant and equipment	7.3	48.5	37.7
Right-of-use-assets	7.4	139.6	60.6
Intangible assets and goodwill	7.1	677.3	326.8
Investments accounted for using the equity method		0.0	0.0
Other non-current financial assets		5.1	1.4
Non-current asset		870.5	426.6
Inventories	7.6	299.0	181.9
Trade receivable	7.7	25.1	26.3
Other current financial assets	7.8	20.1	24.0
Other current assets	7.9	51.8	33.4
Cash and cash equivalents	7.10	43.0	50.7
Current assets		439.0	316.3
Total assets		1,309.5	742.9

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Financial Position

Equity and liabilities

		Fiscal year ended September 30,
EUR million	Notes	2022	2021
Share capital	7.11	46.5	17.6
Share capital - not yet registered (convertible loan)	8	—	1.7
Share capital - not yet registered (NCI)	8	—	2.0
Capital reserve	7.11	1,335.2	558.4
Retained earnings		(758.3)	(206.3)
Other reserves		(6.1)	—
Total Equity		617.3	373.4
Non-current provisions	7.13	2.4	0.1
Non-current financial liabilities	7.14	317.2	140.4
Non-current Trade Payables		0.6	—
Other non-current liabilities	7.15	7.9	1.0
Deferred tax liabilities	7.5	40.9	40.2
Non-current liabilities		369.1	181.6
Current provisions	7.13	1.0	4.9
Trade payables	7.16	194.9	102.7
Other current financial liabilities	7.17	42.4	27.7
Other current liabilities	7.18	75.6	47.9
Contract liabilities	7.19	9.3	4.7
Current liabilities		323.1	187.9
Total liabilities		692.2	369.5
Total equity and liabilities		1,309.5	742.9

The accompanying notes are an integral part of these consolidated financial statements

Consolidated Statements of Changes in Equity

				Capital Reserves		Other Reserves
EUR million	Share capital	Share capital-not yet registered (convertible loan)	Share capital- not yet registered (NCI)	Capital reserve	Equity component of convertible loans	Currency conversion	Cash flow hedges	Retained earnings	Group equity
Balance as of Oct. 1, 2021	17.6	1.7	2.0	555.3	3.1	0.1	(0.1)	(206.3)	373.4
Total income/(loss)	—	—	—	—	—	—	—	(565.7)	(565.7)
Other comprehensive income/(loss), net of tax	—	—	—	—	—	(5.1)	(1.0)	—	(6.1)
Total comprehensive income/(loss)	—	—	—	—	—	(5.1)	(1.0)	(565.7)	(571.8)
Reclass Share capital and capital reserve	3.7	(1.7)	(2.0)	3.1	(3.1)	—	—	—	—
Equity-settled share-based payment	0.1	—	—	4.0	—	—	—	13.6	17.8
Issue of share capital
PIPE Financing	11.6	—	—	391.1	—	—	—	—	402.7
Yucaipa Merger	1.5	—	—	108.6	—	—	—	—	110.1
Issue of ordinary shares related to business combinations	4.0	—	—	287.0	—	—	—	—	291.0
Total issuance of share capital	17.1	—	—	786.7	—	—	—	—	803.8
Recapitalization	8.0	—	—	(8.0)	—	—	—	—	—
Transaction costs of the capital increase after taxes	—	—	—	(5.9)	—	—	—	—	(5.9)
Balance as of Sep. 30, 2022	46.5	—	—	1,335.2	—	(5.0)	(1.1)	(758.3)	617.3

The accompanying notes are an integral part of these consolidated financial statements.

				Capital Reserves		Other Reserves
EUR million	Share capital	Share capital-not yet registered (convertible loan)	Share capital- not yet registered (NCI)	Capital reserve	Equity component of convertible loans	Currency conversion	Cash flow hedges	Retained earnings	Capital and reserves attributable to the owners of SIGNA Sports United GmbH	Non-controlling interests	Group equity
Balance as of Oct. 1, 2020	17.6	—	—	367.3	3.1	(0.4)	(0.3)	(64.6)	322.7	24.4	347.1
Total income/(loss)	—	—	—	—	—	—	—	(46.0)	(46.0)	—	(46.0)
Other comprehensive income/(loss), net of tax	—	—	—	—	—	0.6	0.5	—	1.1	—	1.1
Total comprehensive income/(loss)	—	—	—	—	—	0.6	0.5	(46.0)	(44.9)	—	(44.9)
Capital Increase	—	1.7	2.0	115.5	—	—	—	—	119.1	—	119.1
Equity-settled share-based payment	—	—	—	—	—	—	—	2.7	2.7	—	2.7
Conversion of convertible loan	—	—	—	73.8	—	—	—	—	73.8	—	73.8
Dividends	—	—	—	—	—	—	—	(0.3)	(0.3)	—	(0.3)
Change in non-controlling interests (NCI)	—	—	—	—	—	(0.1)	(0.3)	(98.0)	(98.4)	(24.4)	(122.8)
Transaction costs of the capital increase after increase after taxes	—	—	—	(1.2)	—	—	—	—	(1.2)	—	(1.2)
Balance as of Sep. 30, 2021	17.6	1.7	2.0	555.3	3.1	0.1	(0.1)	(206.3)	373.4	—	373.4

The accompanying notes are an integral part of these consolidated financial statements.

		Capital Reserves			Other Reserves
EUR million	Share capital	Capital reserve	Equity component of convertible loans		Currency conversion	Cash flow hedges	Retained earnings	Capital and reserves attributable to the owners of SIGNA Sports United GmbH	Non-controlling interests	Group equity
Balance as of Oct. 1, 2019	17.6	367.3	0.0		(0.8)	(0.2)	(39.7)	344.3	26.0	370.3
Total income/(loss)	—	—	0.0		0.0	0.0	(24.8)	(24.8)	(0.9)	(25.6)
Other comprehensive income/(loss	—	—	—		0.4	(0.1)	—	0.2	(0.2)	0.1
Total comprehensive total income/(loss)	—	—	—		0.4	(0.1)	(24.8)	(24.6)	(1.0)	(25.5)
Equity-settled share-based payment	—	—	0.0		—	—	0.1	0.1	—	0.1
Recognition of equity component of convertible loans	—	—	3.1		—	—	—	3.1	—	3.1
Change in non-controlling interests	—	—	0.0	—	0.0	0.0	(0.1)	(0.1)	(0.6)	(0.8)
Balance as of Sep. 30, 2020	17.6	367.3	3.1		(0.4)	(0.3)	(64.6)	322.7	24.4	347.1

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

		Fiscal Year ended September,

EUR million	Note	2022	2021*	2020*
Loss before taxes from continuing operations		(565.9)	(36.2)	(22.6)
Loss before taxes from discontinued operations		(26.4)	(8.3)	(5.0)
Loss before taxes for the total operations		(592.3)	(44.4)	(27.6)
Adjustments for
Depreciation, amortization and impairment	7.1, 7.3	308.8	29.1	24.5
Income from investments accounted for using the equity method		1.2	1.3	0.7
Net finance costs	6.6	(15.0)	4.6	7.1
Equity-based compensation expense	6.4	17.1	2.7	0.1
Other non-cash income and expenses		1.7	(3.9)	—
Listing expenses (IFRS 2 service charge)	6.5, 6.7	121.9	—	—
Change in other non-current assets		1.3	(0.7)	(0.2)
Change in other non-current liabilities		8.9	0.7	(0.3)
Change in:
Inventories		(40.4)	(29.2)	(10.9)
Trade receivables		3.3	(4.6)	(1.1)
Other current financial assets		(0.1)	(10.7)	(3.5)
Other current assets		(9.9)	(12.2)	4.4
Current provisions		(3.9)	2.0	2.5
Trade payables		32.4	19.0	(9.0)
Other current financial liabilities		(0.4)	7.8	(5.2)
Other current liabilities		(46.1)	5.1	9.6
Contract liabilities		2.9	(1.0)	2.2
Income tax payments and refunds		(1.8)	0.1	(0.1)
Cash flow used in continuing operating activities		(183.9)	(26.1)	(1.8)
Cash flow used in discontinued operating activities, net		(6.6)	(4.3)	(2.5)
Net cash flow used in operating activities		(190.5)	(30.4)	(4.2)
Purchase of intangible assets and property, plant and equipment	7.1, 7.3	(45.5)	(24.4)	(25.7)
Proceeds from the sale of intangible assets and property, plant and equipment	7.1, 7.3	0.9	1.5	0.0
Acquisition of subsidiaries, net of cash acquired		(192.9)	(7.5)	(0.3)
Acquisition of shares in equity method investments		—	—	(1.2)
Cash flow used in continuing investing activities		(237.5)	(30.4)	(27.2)
Cash flow used in discontinued investing activities, net		(0.6)	(1.2)	(0.9)
Net cash flow used in investing activities		(238.1)	(31.6)	(28.1)
Proceeds from capital contributions	8	402.7	—	—
Transaction costs related to the Company Listing	8	(5.9)	—	—
Proceeds from the issue of convertible loans		—	—	24.4
Repayments of financial liabilities to related parties		—	(1.3)	(25.2)
Proceeds from financial liabilities from related parties	7.14	80.1	—	—
Proceeds of financial liabilities from financial institutions	7.14	27.0	75.0	34.0
Repayment of financial liabilities to financial institutions	7.14	(78.5)	(30.9)	(0.1)
Acquisition of non-controlling interests		—	(4.7)	(0.4)
Proceeds from the recapitalization	3	23.6	—	—
Proceeds of other loans		—	0.2	—
Repayment of other loans		(0.7)	—	(0.4)
Payments for lease liabilities	7.4	(19.1)	(10.1)	(7.4)
Interest paid		(5.9)	(3.4)	(4.0)

Cash flow from continuing financing activities	423.3	24.8	21.0
Cash flow used in discontinued financing activities, net	(0.5)	(7.7)	(1.2)
Net cash flow from financing activities	422.8	17.1	19.8
Effect of exchange rate changes on cash and cash equivalents	(1.9)	0.0	0.0
Change in cash and cash equivalents	(7.7)	(44.8)	(12.5)
Cash and cash equivalents as of October 1	50.7	95.6	108.1
Cash and cash equivalents as of September 30	43.0	50.7	95.6
*The comparative numbers have been re-presented as a result of the discontinued operations. Refer to Note 11- Discontinued operations.

The accompanying notes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements

1. General information
SIGNA Sports United Group (hereinafter also referred to as “the Company” or “the Group”), comprises the parent company SIGNA Sports United N.V. (“SSU N.V.”), Berlin, Germany, and its direct and indirect subsidiaries. The Company is registered in the Commercial Register of the Chamber of Commerce (Kamer van Koophandel) in the Netherlands under number 82838194 with its registered office in Berlin. The address of the registered office of the Company is Kantstraße 164, Upper West, 10623 Berlin, Germany. SIGNA Sports United Group is a leading e-commerce platform for various sporting goods brands in continental Europe. Its business activities focus on the Tennis, Bike, Outdoor and Teamsport sectors. The Group markets its products mainly via various online platforms as well as through individual physical stores where customers are offered various sports and lifestyle products.
Prior to December 14, 2021, SIGNA Sports United N.V. was a shell company with no active trade or business or subsidiaries and all relevant assets and liabilities as well as income and expenses were borne by SIGNA Sports United GmbH. Therefore, the comparable consolidated financial statements represent the consolidated financial statements of Signa Sports United GmbH (“SSU GmbH”) for all periods prior to December 14, 2021. For further details, see Note 3.

2. Basis of preparation and general principles

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and the interpretations of the IFRS Interpretations Committee (IFRS IC) as issued by the International Accounting Standards Board (IASB).
The consolidated financial statements have been presented in euros, which is the Group's functional currency. Unless indicated otherwise, the amounts are presented in millions of euros (EUR million). Totals have been calculated on the basis of non-rounded euro amounts and may differ from a calculation based on the reported million euro amounts.
These consolidated financial statements comprise a consolidated statement of financial position as of September 30, 2022 and 2021 and a consolidated statement of profit or loss and other comprehensive income, a consolidated statement of cash flows, a consolidated statement of changes in equity and notes to the consolidated financial statements for the three fiscal year ended September 30, 2022 2021 and 2020. In accordance with IAS 1.99, expenses in the income statement are presented by their nature. This method provides information about expenses arising from the main inputs that are consumed in order to accomplish the Group’s business activities. The ultimate parent company of the Group is SIGNA Retail GmbH, Vienna, Austria.
The consolidated financial statements have been prepared on a basis which assumes that the Group will continue as a going concern, and which contemplates the recoverability of assets and the satisfaction of the liabilities and commitments in the normal course of business.
The consolidated financial statements were authorized by management of SIGNA Sports United N.V. on February 6, 2023.
Russia-Ukraine War
With Russia's invasion of Ukraine, the geopolitical situation around the world intensified on February 24, 2022. The ongoing conflict in Eastern Europe and the imposed sanctions have led to significant global economic uncertainty followed by rising commodity prices and increased raw materials costs.
So far, the Russia-Ukraine war has not had a material impact on the Company’s supply chain as it does not have any supply relationships with companies in this region. Nevertheless, the war has indirectly contributed to widespread macro-economic uncertainty around the world, and especially in Europe where high inflationary pressures coupled with an European energy crisis has resulted in rising energy prices for both companies and private households, increased cost of production and increased cost of materials. Consequently, this resulted in a deterioration of consumer sentiment and spending which impacted our revenue, cost of materials and adjusted EBITDA during the year.
The uncertainties about the future development of the war and its impact on the global economy remain and uncertainties in the global economy could have further adverse impacts on the Group and its supply chain, future sales as well as the Group’s assets.
Going Concern
As an emerging growth online sports retail company, the Company is still in progress towards reaching break-even in its business. The Company is subject to a number of risks similar to those of other emerging growth online sports retail companies. These risks include, among other things, the failure to maintain or grow the Company’s revenue or business, the risks associated with expanding into new geographic markets and negative developments in global and local economic conditions within the Company’s markets as well as the capital markets. The Company´s ongoing success and ultimately the attainment of profitable operations depends on future uncertain events which include, among other things, obtaining adequate financing to fund the Company’s net working capital requirements, meet debt service requirements, and continue to expand the business through merger and acquisition activities until the Company can generate sufficient revenues to support its operating cash requirements.
The Company has incurred operating losses since its inception. For the year ended September 30, 2022 the Group incurred a net loss from continuing operations of €565.7 million of which €580.0 million is related to loss from operations, resulting in an operating cash outflow of €190.5 million driven mainly by a build-up of inventories and legal fees relating to the Company listing (Refer to Note 3. DE-SPAC). As of September 30, 2022, the Company had generated an accumulated deficit of €758.3 million, and had an equity position of €617.3 million as well as short term debt obligations of €40.0 million, and financial covenants relating to quarterly minimum cash requirements of €30.0 million (which will increase to €50.0 million in June 2023) and minimum yearly adjusted EBITDA (of SIGNA Sports United GmbH as defined in the revolving facility agreement) requirements of €20.0 million which will be effective as of September 30, 2023.
As of September 30, 2022, the Group had cash and cash equivalents of €43.0 million. On September 28, 2022, the Company entered into a subscription agreement (the “Subscription Agreement”) with SIGNA Holding GmbH, an affiliate of the Company’s largest shareholder SISH to issue €100.0 million aggregate principal amount of convertible bonds (the “Convertible Bonds”) to SIGNA Holding GmbH with a closing date on October 4, 2022, which was subsequently sold and transferred to our affiliate SIGNA European Invest Holding AG. The Convertible Bonds mature on October 4, 2028 and are divided into bonds in bearer form with a principal amount of €1.0 million each. The Convertible Bonds bear interest payable quarterly (“Quarterly Interest”) as well as accrued interest (“PIK Interest”). Interest is payable from October 4, 2022, at a rate of three-month EURIBOR plus 4% per annum (which will increase to 5% per annum and 6% per annum on October 4, 2026 and October 4, 2027 respectively). PIK Interest accrues from October 4, 2022 at a rate of 7% per annum (which will increase to 8% per annum and 9% per annum on October 4, 2026 and October 4, 2027, respectively) as if it were payable quarterly in arrears on each interest payment date. Bondholders may convert the Convertible Bonds at any time into fully paid ordinary shares of the Company with a nominal value of €0.12 each. The initial conversion price for the Convertible Bonds is €10.3686. Bondholders have the right to increase the principal amount of the Convertible Bonds by an additional aggregate principal amount of up to €200.0 million as of closing of the convertible bond issuance and until and including September 30, 2023 in one or more tranches with minimum denominations of €1.0 million. Subsequently, on February 6, 2023, we received commitments from our affiliate SIGNA Holding GmbH to provide us with an equity-linked funding of an additional €130.0 million. The SIGNA Holding Equity Commitment Letter provides the Company with the right to issue and sell (put right) Additional Convertible Bonds to SIGNA Holding, at the same terms and conditions as the Initial Convertible Bonds, in one or more tranches until and including September 30, 2024 for an aggregate additional principal amount of €130.0 million of newly issued convertible bonds. Simultaneously with signing the SIGNA Holding Equity Commitment Letter, we entered into an amendment agreement to the SIGNA Holding RCF I with SIGNA Holding on February 6, 2023 (the “SIGNA Holding RCF I Amendment”). The purpose of the SIGNA Holding RCF I Amendment is to provide us with a bridge financing in the amount of up to €50.0 million until the respective tranches under the Additional Convertible Bonds have been issued and settled. Any amounts drawn under the additional €50.0 million in funding available to us under the amended SIGNA Holding RCF I will be repaid by issuing Additional Convertible Bonds in accordance with the terms and conditions of the SIGNA Holding Equity Commitment Letter to SIGNA Holding. In addition, on January 26, 2023, we received waivers from the lenders under the LBBW RCF waiving the requirement to comply with the net leverage covenant through the period ending June 2024 and the minimum adjusted EBITDA covenant for the testing period ending on September 30, 2023 and maintaining the available liquidity covenant at €30.0 million for each testing date after March 31, 2023. Furthermore, management plans to refocus on its core markets where it has established infrastructure and strong competitive positions, adjust its commercial and operating models to focus on efficiency and deliver transaction synergies such as procurement synergies and cross selling of its own brands.
The net proceeds from the Convertible Bonds and the revolving credit facilities are utilized to fund working capital needs, capital expenditures and general corporate purposes. The Company is convinced that its cash and cash equivalents will be sufficient to fund its planned operating cash requirements for the next twelve months from the date of issuance of these financial statements.
The accompanying consolidated financial statements for the year ended September 30, 2022 have therefore been prepared on a going concern basis also taking into consideration the plans described above. This contemplates the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. The audited consolidated financial statements do not reflect any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that would be necessary, was the Group unable to continue as a going concern.

3. DE-SPAC

On June 10, 2021, Yucaipa Acquisition Corporation (“Yucaipa”), SIGNA Sport United GmbH (“SSU GmbH”), SIGNA Sport United N.V. (formerly known as SIGNA Sports United B.V.), (“SSU N.V.”) Olympics I Merger Sub, LLC (“Merger Sub”) and SIGNA International Sports Holding GmbH entered into a Business Combination Agreement, contemplating several transactions, and in connection with which, Yucaipa would be merged with and into Merger Sub, with Merger Sub as the surviving company, SIGNA Sport United N.V. would be the ultimate parent company of SSU GmbH and SSU GmbH would consummate the acquisition of Mapil TopCo Limited (“Wiggle Group”) (altogether: “Business Combination”).
SSU N.V. was incorporated for the purpose of holding Merger Sub, SSU GmbH and Wiggle Group following the consummation of the Business Combination which occurred on December 14, 2021. Ordinary shares and warrants issued by SSU N.V. are listed on the New York Stock Exchange.
The merger of Yucaipa constituted a transaction by SSU N.V., which is accounted for within the scope of IFRS 2 as a “reverse recapitalization”.
As part of the transaction, former shareholders of Yucaipa (public shareholders, sponsors and directors) received 12,584,315 shares of SSU N.V. and 17,433,333 warrants (“SSU Warrants”) to purchase ordinary shares of SSU N.V. In exchange, SSU N.V. received the net assets held by Yucaipa, which had a fair value of €7.3 million upon closing of the transaction on December 14, 2021. The net assets included €23.6 million of cash and cash equivalents held in Yucaipa trust account, current liabilities of €5.7 million and €10.6 million deferred underwriting commissions. Upon closing of the Yucaipa Merger, Yucaipa Warrants were converted into SSU Warrants.

In accordance with IFRS 2, the difference between the fair value of the net assets contributed by Yucaipa and the fair value of equity instruments provided to former Yucaipa shareholders is treated as an expense, resulting in an €121.9 million share listing expense classified within the other operating expenses (see Note 6.5 and 6.7). The 17,433,333 SSU Warrants give the holder the right, but not the obligation, to subscribe to SSU N.V.'s shares at a fixed or determinable price for a specified period of time subject to the provision of the Warrant Agreement. Due to an option of cashless exercise of the SSU Warrants, which gives SSU N.V. a choice over how the warrant is settled with a settlement alternative, that results in SSU N.V. delivering a variable number of shares. Therefore, the SSU Warrants are accounted for as financial liabilities through profit and loss.
SSU N.V. raised an additional €402.7 million in net equity proceeds through a private placement of ordinary shares with existing shareholders of SSU GmbH and Yucaipa as well as new investors (“PIPE Financing”). The PIPE Financing is treated as a capital contribution, which resulted in increases of €11.6 million and €391.1 million to share capital and capital reserve, respectively.
Both the Yucaipa Merger and PIPE Financing closed as of December 14, 2021. Upon consummation of the transactions, SSU N.V. became a publicly traded corporation on the New York Stock Exchange under the ticker SSU. The SSU Warrants are traded under the ticker SSU.WS. SSU N.V. incurred incremental transaction costs directly attributable to the issuance of new shares to Yucaipa shareholders and the PIPE Financing of €5.9 million, which it netted against the equity proceeds as a reduction in capital reserve.
SSU N.V. also amended existing share-based compensation agreements held by employees of SSU GmbH prior to the Yucaipa Merger, in addition to making additional cash and share-based payments to key management personnel (see Note 7.12).

4. Effects of new IFRS applicable for the first time and in future periods
Standards to be applied in future periods
The new and amended standards and interpretations that have been published, but not yet effective, are disclosed below. The Group intends to adopt these new and amended standards and interpretations, if applicable, when they become effective.

Standard / Interpretation	Effective date
IFRS 17 Insurance Contracts	1/1/2023
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)	1/1/2023
Definition of Accounting Estimate (Amendments to IAS 8)	1/1/2023
The amendments to the standards and interpretations presented are expected to have only an insignificant impact on the consolidated financial statements and are therefore not discussed further.
Standards applied for the first time in the current financial statements

The following standards and interpretations were applied for the first time to these consolidated financial statements.

Standard / Interpretation
Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)
COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)
Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)
Annual Improvements to IFRS Standards 2018-2020
Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)
Reference to the Conceptual Framework (Amendments to IFRS 3)
Interest Rate Benchmark Reform
The amendments were due to the interest rate benchmark reform – Phase 2. Cases of application for the amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16, which are now also applicable in the European Union, arise when the contracting parties to financial instruments agree to replace one reference interest rate with another reference interest rate as a result of the IBOR reform or when contract amendments become effective due to so-called fallback clauses on the occasion of IBOR reform.
COVID-19-Related Rent Concessions
The pronouncement amended IFRS 16 Leases to provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. On issuance, the practical expedient was limited to rent concessions for which any reduction in lease payments affects only payments originally due on or before 30 June 2021.
Since lessors continue to grant COVID-19-related rent concessions to lessees and since the effects of the COVID-19 pandemic are ongoing and significant, the IASB decided to look into whether to extend the time period over which the practical expedient is available for use.

Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)
The changes in Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37) specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).
Annual Improvements to IFRS Standards 2018-2020
The IASB's annual improvements project provides a streamlined process for dealing efficiently with a collection of amendments to IFRS standards. Amendments are made through the annual improvements process when the amendment is considered non-urgent but necessary. In the cycle between 2018-2020 amendments to the following four standards have been made:
IFRS 1 (First-time Adoption of International Financial Reporting Standards)
Subsidiary as a first-time adopter. The amendment permits a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRSs.

IFRS 9 (Financial Instruments)
Fees in the ‘10 per cent’ test for derecognition of financial liabilities. The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

IFRS 16 (Leases)
The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example.

IAS 41 (Agriculture)
Taxation in fair value measurements. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13.
Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)
Property, Plant and Equipment — Proceeds before Intended Use (Amendments to IAS 16) amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss.
Reference to the Conceptual Framework (Amendments to IFRS 3)
The changes in Reference to the Conceptual Framework (Amendments to IFRS 3):

•update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework;
•add to IFRS 3 a requirement that, for transactions and other events within the scope of IAS 37 or IFRIC 21, an acquirer applies IAS 37 or IFRIC 21 (instead of the Conceptual Framework) to identify the liabilities it has assumed in a business combination;
•add to IFRS 3 an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.
There are no material effects with regards to all above-mentioned standards and interpretations.

5. Summary of significant accounting judgements, estimates, and significant accounting policies
5.1. Significant accounting judgements and estimates
The preparation of the consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of income, expenses, assets and liabilities, and the accompanying disclosures. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis and revisions of estimates are recorded prospectively.
Judgements
Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements is included hereinafter:

Leases
The Group exercises judgement in determining the lease term as the non-cancellable term of the lease, together with the impact of options to extend or terminate the lease if it is reasonably certain to be exercised. The Group assesses whether it is reasonably certain to exercise the option to renew. In doing so, management considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, management reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise the option to renew. Further information can be found in Note 7.4.

CGUs / Goodwill
Significant judgement is required by the Group for the determination of the cash generating units (CGUs) and the allocation of goodwill related to business combinations. Synergies are expected to be realized across the whole group from the expansion of existing business activities. Therefore, goodwill is allocated to the CGU groups Internetstores, Wiggle, Publikat, Tennis EU, Tennis US and OUTFITTER, Teamsport & Ballside. Further information can be found in Note 7.2.
Share based payments
On the grant date of each share-based payment agreement, judgement is required by the Group regarding the probability of the occurrence of future non-market conditions. The Group assesses the likelihood of meeting future non-market conditions on a case-by-case basis. In case the fulfillment of non-market conditions is more likely than not, the Group recognizes share based payments in accordance with IFRS 2. Further information can be found in Note 7.12.
Yucaipa Warrants
The Group exercises judgement in determining whether the Yucaipa Warrants were assumed as part of the DE-SPAC Transaction and, consequently, whether the assumption of such warrants constitutes a liability if those warrants are classified as financial liabilities in accordance with IAS 32. The Group assessed the specific facts and circumstances of the DE-SPAC Transaction and the terms and conditions of all associated agreements, including the Warrant Assignment, Assumption and Amendment Agreement, in making this determination. Accordingly, the Group concluded that the Yucaipa Warrants were assumed as part of the DE-SPAC Transaction and replaced with SSU Warrants. The SSU Warrants are accounted for as financial liabilities in accordance with IAS 32. Further information can be found in Note 3.
Related parties
Familie Benko Privatstiftung, a trust incorporated under Austrian law which has an independent management board which controls its own succession, is the ultimate beneficial owner of the shares held in SSU N.V by SIGNA International Sports Holding GmbH (SISH) in accordance with applicable US securities laws and SEC regulations. The trustors are Mr. René Benko and Ms. Ingeborg Benko and the members of the management board are Dr. Dieter Spranz, Dr. Marcus Mühlberger and Ms. Karin Furhmann. As of September 30, 2022, Familie Benko Privatstiftung indirectly holds interest in the SSU N.V through multiple holding companies also involving other minority shareholders.
In assessing SSU N.V’s related party relationships, management exercised judgement in determining the Company’s ultimate controlling party in accordance with IAS 24.13 and concluded that neither Familie Benko Privatstiftung, nor its trustors René Benko or Ingeborg Benko are considered the ultimate controlling party of SIGNA Sports United. In reaching this conclusion, management took into consideration the governance structure of the Familie Benko Privatstiftung which holds an indirect interest in the SSU N.V as well as other contractual relationships at multiple shareholder levels. As a result of the analysis, management concluded that Familie Benko Privatstiftung was an investor with significant influence and that SIGNA Retail GmbH was the ultimate controlling party of SSU N.V as of September 30, 2022. Further information can be found in Note 13.
Key assumptions and sources of significant estimation uncertainty
Some accounting and valuation methods require estimates to be made on the basis of complex and subjective judgements using assumptions, including for matters which are inherently uncertain and subject to change. These accounting estimates may change from period to period and have a significant effect on income, expenses and results, as well as the financial position and cash flows. Accounting estimates may also include estimates where management could reasonably have made a different estimate in the current accounting period compared to prior periods. Even though these estimates and assumptions were made to the best of management’s knowledge, actual results may differ. Estimates and assumptions are reviewed on an ongoing basis. Changes in estimates and assumptions are recognized in the period in which the changes first occur and for future periods affected by the changes. Management expressly points out that future events often deviate from forecasts and that estimate must be adjusted regularly.
Impairment of goodwill
Goodwill is not amortized but is tested for impairment at least annually and whenever there is an indication that goodwill may be impaired. For the purpose of impairment testing, goodwill is allocated to each CGU or group of CGUs expected to benefit from the synergies of the business combination. The assessment of impairment is based on management’s judgement, in particular with regard to expected future discounted cash flows. The assessment of discounted future cash flows is based on key assumptions regarding revenues, costs and discount rates, as well as assumptions regarding future product portfolios, market penetration, market developments, the success of the integration of the acquired businesses and growth .

Although the current assumptions (see Note 7.2) are considered reasonable and appropriate by management, a change in the assumptions may have a material impact on the items reported in the financial statements and result in the recognition of impairment losses or reversals of impairment losses in future periods.

Impairment of intangible assets with indefinite useful lives
Intangible assets with indefinite useful lives are not amortized but are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. If there is an indication of impairment, the recoverable amount of those assets is determined by assessing the higher of the fair value less cost of disposal of the individual asset and the value in use for the CGU to which the intangible assets belongs.
Although the current assumptions (see Note 7.2) are considered reasonable and appropriate by management, a change in the assumptions may have a material impact on the items reported in the financial statements and result in the recognition of impairment losses or reversals of impairment losses in future periods.
Further information on the impairment test and subsequent measurement of goodwill and assets with indefinite useful lives is provided in Note 7.2
Business combinations
As a result of business combinations, SIGNA Sports United Group has reported goodwill in the consolidated statement of financial position. In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recognized at their fair values on the acquisition date. One of the most important estimates relates to the determination of the fair value of these assets, liabilities and contingent liabilities. In order to assess purchase price allocations, management of SIGNA Sports United Group uses appropriate valuation techniques to determine the fair value of the acquired assets, liabilities and contingent liabilities. These valuations are dependent on assumptions and assessments made by management (and supported by third party experts where deemed necessary) with regard to the future development of the assets concerned and changes in discount rates.
Leases
When accounting for leases under IFRS 16, certain assumptions and estimates are made by management, in particular when determining the discount rate (incremental borrowing rate). Further information can be found in Note 7.4.
Revenue
A particular degree of judgement is required in determining sales deductions for returns from customers, which are mainly estimated on the basis of experience from specific contractual obligations. The estimate of return rates or revocation rates results from the assessment of actual empirical observations, such as historical sales channel-related return rates. Further information can be found in Note 6.1.
Critical judgments and accounting estimates
The accounting policies that most frequently or significantly requires the Group to make judgments, estimates and assumptions and therefore are critical to understand our results of operations include the following, which are explained in the respective accounting policies below:
•Revenue recognition
Estimates and assumptions are required in determining sales deductions for returns from customers, which are mainly estimated on the basis of experience from specific contractual obligations.
•Business combinations
One of the most important estimates relates to the determination of the fair value of these assets, liabilities and contingent liabilities. Management of SIGNA Sports United Group uses appropriate valuation techniques to determine the fair value of the acquired assets, liabilities and contingent liabilities. These valuations are dependent on assumptions and assessments made by management with regard to the future development of the assets concerned and discount rates applied (see Note 15).
•Impairment of goodwill and assets with indefinite useful lives
The assessment of impairment is based on discretionary decisions by management, in particular in regard to assumptions for revenue growth, discount rates and EBITDA (which is defined as consolidated net income (loss) before interest, income taxes, depreciation, and amortization) plus impairment.
5.2. Significant accounting policies

Measurement
The consolidated financial statements have been prepared on a historical cost basis, except for certain items such as derivative financial instruments, hedging transactions and pensions and similar obligations.
The basis of measurement for these exceptions is described in the respective paragraphs below.

Principles of consolidation
The consolidated financial statements include the financial statements of SIGNA Sports United N.V. and the financial statements of all subsidiaries directly or indirectly controlled by SIGNA Sports United N.V.. Control exists only if the parent company has power of disposal over the subsidiary, is exposed to positive and negative returns and is in a position to influence the level of variable returns based on voting or other rights.
The Group’s interests in equity-accounted investees comprises joint ventures, namely Teamstolz GmbH and AEON SIGNA Sports United Co., Ltd.. A joint venture is an arrangement in which the Group has joint control, whereby the Group has rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.
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
The financial statements of the consolidated subsidiaries included in the consolidated financial statements are generally prepared as of the balance sheet date of the parent entity. The financial statements of SIGNA Sports United N.V. and its subsidiaries included in the consolidated financial statements are prepared in accordance with uniform accounting policies. All intercompany assets and liabilities, equity, income and expenses, as well as cash flows from transactions between the consolidated companies are eliminated in full as part of the consolidation process. Acquisitions of companies that are not under common control are accounted for using the purchase method in accordance with IFRS 3 at the time of acquisition. Changes in shareholdings in Group companies which reduce or increase the shareholding of SIGNA Sports United N.V. without loss of control are accounted for as equity transactions between owners.
Foreign currency
Transactions in foreign currencies are initially recognized in the functional currency by applying the spot rate prevailing at the time of the transaction to the foreign currency amount. Resulting currency gains and losses from currency translation are directly reported in the consolidated statement of profit or loss within the “ Finance income and Finance costs”. Differences arising from the translation of the financial statements of companies outside the euro zone are reported under equity in accordance with IAS 21 and reclassified to the consolidated statement of profit or loss when the gain or loss on disposal of SIGNA Sports United Group is recognized.
The financial information of the companies included in the scope of consolidation of SIGNA Sports United Group, whose functional currency is not the euro, is translated into the reporting currency of the consolidated financial statements as of the balance sheet date. Closing rates are used for the translation of the Financial Position, while average rates for the reporting period are used for the translation of the consolidated statement of profit or loss and other comprehensive Income. Non-monetary items that are measured based on historical cost in a foreign currency are translated at the exchange rate at the date of the transaction.
Business combinations
Business combinations that are not carried out under common control are accounted for using the acquisition method in accordance with IFRS 3 at the time of the acquisition. Acquisition costs are determined at the fair value of the assets given and liabilities taken over as well as on the basis of agreed contingent consideration at the time of acquisition. Incidental acquisition costs are expenses in the reporting period. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are initially measured at their fair values at the acquisition date, irrespective of non-controlling interests. A positive difference between the acquisition cost including the fair value of the non-controlling interest and the acquired assets and liabilities is recognized as goodwill. SIGNA Sports United N.V. applies the full goodwill method by way of business combination.
In the case of acquisitions concluded in stages, the fair values of the assets and liabilities of the acquired company are measured in accordance with IFRS 3 “Business Combinations” on the date on which the control is obtained. Resulting adjustments to the fair value of the existing shares are recognized in the consolidated statement of profit or loss. The carrying amount of the assets and liabilities already recognized in the consolidated statement of financial position is adjusted accordingly.
The application of the acquisition method requires certain estimates and assumptions, especially with regard to the fair values of the acquired intangible assets, property, plant and equipment and liabilities assumed at the time of acquisition, as well as the useful lives of the acquired intangible assets and property, plant and equipment.
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
Discontinued operations
A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale. It must either: represent a major separate line of business or geographical area of operations; be part of a single coordinated disposal plan; or be a subsidiary acquired exclusively with a view to resale. Intercompany transactions between continuing and discontinued operations are eliminated against continuing operations. Non-current assets and disposal groups are not classified as assets held for sale if their carrying amount is to be recovered through continuing use.
In 2022, the Group decided to end its Stylefile business activities during the fourth quarter of 2022. The Group assessed that ending the activities of Stylefile within Publikat would qualify as a discontinued operation. Therefore, the profit or loss related to the Stylefile business is presented in a separate line item of the consolidated profit and loss section of the statements of profit or loss and other comprehensive income and consolidated statements of cash flow for the year ended September 30, 2022, 2021 and 2020. The segment reporting note and notes to the consolidated financial statements for the years ended September 30, 2022, 2021 and 2020 mainly represent continuing operations.
On November 21, 2022, the Group entered into an ‘Asset Sale and Purchase Agreement - ASPA’ to sell specific assets (mainly inventories, trademarks/domains and customer relationships) from its discontinued Stylefile business. The expected closing date of this agreement is July 31, 2023. For the period from November 1, 2022, until the closing date July 31, 2023, a ‘Transitional Service Agreement - TSA’ has been signed with the purchaser. According to the TSA, Publikat will resume the operations of Stylefile on behalf of the buyer until the transaction is finalized on the expected closing date of July 31, 2023. Accordingly, the Group no longer bears the economic risk or the profits/losses from the sales activities for Stylefile as of November 1, 2022.

Goodwill and assets with indefinite useful lives
Groups of CGUs to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU or group of CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period.
Intangible assets with an indefinite useful life are tested for impairment at least annually and whenever there is an indication that the asset may be impaired. If there is an indication of impairment, the recoverable amount is determined for the CGU to which the intangible asset belongs. If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any intangible assets with an indefinite useful life allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit or whichever method reflects best the impairment.
If an indication arises that the reasons for impairment no longer exist, a review is carried out to determine whether a reversal of the impairment loss is required in whole or in part. Therefore, the carrying amount is written up to the recoverable amount, but not higher than the amortized cost of the asset, as if no impairment had taken place. Further information can be found in Note 7.2.
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
Amortization of intangible assets is recognized in the consolidated statement of profit or loss. For further information on intangible assets, please see Note 7.1.
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
Costs for internally generated intangible assets are capitalized in the consolidated statement of financial position, provided that these costs can be clearly assigned to the development phase and where the following criteria are met:
•it is technically feasible to complete the intangible asset so that it will be available for use
•management intends to complete the intangible asset and use or sell it
•there is an ability to use or sell the intangible asset
•it can be demonstrated how the intangible asset will generate probable future economic benefits
•adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available, and
•the expenditure attributable to the intangible asset during its development can be reliably measured.
The estimated useful lives of intangible assets are as follows:

Intangible assets	Average useful life
Software	3 - 8 years
Customer relationships	Lower of the contract term and the useful economic life
Internally developed	3 - 5 years
Other intangible assets	3 - 5 years

Intangible assets with indefinite useful lives mainly relate to acquired brands and Internet domains. An analysis of product life cycle studies and market and competitive trends provides evidence that brands and Internet domains will generate appropriate revenues for the Group for an indefinite period.
Gains or losses arising from derecognition of intangible assets are recognized based on the difference between the net realizable value and the carrying amount of the intangible asset. The gain or loss is recognized in the consolidated statement of profit or loss in the period in which the intangible asset is derecognized.
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
Property, plant and equipment is depreciated on a straight-line basis over the following useful lives:

Property, plant and equipment	Average useful life
Buildings	Up to 40 years
Technical facilities and machines	4 - 13 years
Other facilities, operating and business equipment	3 - 10 years
Leasehold improvements	Shorter of useful life and the term of the underlying lease
In addition to depreciation and amortization, an impairment test is carried out and, if necessary, an impairment loss is recognized if there are relevant events or changes in circumstances that indicate that an impairment of property, plant or equipment may have occurred.
Property, plant and equipment is derecognized from the accounts either at the time of disposal or when no further economic benefit is derived from the respective items. Gains or losses on disposal or retirement are recognized in the consolidated statement of profit or loss in the period in which they arise.
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
For goods that are expected to be returned from the customers, the Group recognizes a refund liability (included in other current liabilities in the consolidated statement of financial position). The liability is measured at the amount the Group ultimately expects it will have to return to the customer. A right of return asset (included in Inventories in the consolidated statement of financial position) and corresponding adjustment to cost of sales is also recognized for the right to recover products from the customers.
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
The following lease payments are included in the measurement of the lease liability:
•Fixed lease payments (including de facto fixed payments), less incentive payments to be received;
•Variable lease payments based on an index or price, initially measured at the index or price at the inception of the lease;
•Expected payments by the lessee due to residual value guarantees;
•Exercise prices of purchase options if the lessee is reasonably certain that these will be exercised; and
•Penalties for the premature termination of leases, if the term of the lease is based on the exercise of the right to terminate the lease.
Subsequent measurement of the lease liability is made by increasing the carrying amount by the interest on the lease liability (using the effective interest method) and reducing the carrying amount by the lease payments made.
In the following cases, the Group remeasures the lease liability and adjusts the corresponding right-of-use asset accordingly:
•There has been a change in the lease term or there is a significant event or significant change in circumstances that results in a change in judgement with respect to the exercise of a purchase option. In this case, the lease liability is remeasured by discounting the adjusted lease payments at a revised discount rate.

•The lease payments change due to index or exchange rate changes or due to a change in the expected payment to be made on the basis of a residual value guarantee. In these cases, the lease liability is remeasured by discounting the adjusted lease payments at an unchanged discount rate, unless the change in the lease payments is attributable to a change in a variable interest rate. In this case, an updated interest rate is to be applied.
•A lease is amended and the amendment to the lease is not recognized as a separate lease. In this case, the lease liability is remeasured on the basis of the term of the amended lease by discounting the amended lease payments at an updated interest rate at the effective date of the amendment.
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
In the case of cash-settled shared-based payments a liability is recognized for the fair value of the cash-settled transaction.
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
Level 2: Quoted prices other than those included in Level 1 that are observable, directly or indirectly, for the asset or liability. The fair value of Level 2 financial instruments is determined on the basis of the conditions prevailing at the end of the reporting period, such as interest rates or exchange rates, and using recognized models such as discounted cash flow or option pricing models.
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
Investments accounted for using the equity method
Investments in associated companies are accounted for using the equity method. An associated company is a company over which SIGNA Sports United Group has significant influence, but not control.
Under the equity method, shares in associated companies are capitalized in the consolidated statement of financial position at acquisition cost. Goodwill in connection with the acquisition of associated companies is not amortized but tested for impairment as part of the total investment in the associate.
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
Financial Instruments (IFRS 9)
Financial assets
SIGNA Sports United Group classifies its financial assets in the following measurement categories:
•those to be measured subsequently at fair value either through OCI or through profit or loss (FVOCI or FVPL), and

•those to be measured at amortized cost (AC)
The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. SIGNA Sports United Group reclassifies debt investments when and only when its business model for managing those assets changes.
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
Subsequent measurement of financial assets depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset:
•Amortized cost: Financial assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss. For SIGNA Sports United Group, this category mainly comprises trade receivables, other financial assets (with the exception of derivatives and contingent receivables) and cash and cash equivalents.
•FVOCI: Financial assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, are measured at FVOCI. Movements in the carrying amount are taken through OCI, except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/(losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss. Currently SIGNA Sports United Group does not hold any financial assets designated as FVOCI in accordance with IFRS 9.
•FVPL: Financial assets that are not classified as measured at amortized cost or FVOCI are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains/(losses) in the period in which it arises. Currently SIGNA Sports United Group does not hold any financial asset designated as at FVPLs.
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
Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
Financial liabilities
SIGNA Sports United Group recognizes a financial liability when, and only when, the Group becomes party to the contractual provisions of the instrument. Financial liabilities are categorized as either financial liabilities at fair value through profit or loss (FVPL) or financial liabilities at amortized cost.
Financial liabilities are categorized as at FVPL if the financial liability is either held for trading or it is designated as at FVPL. Currently SIGNA Sports United Group holds warrants and put option liabilities at FVPL. Derivative financial liabilities for which hedge accounting is not applied are classified as held for trading upon initial recognition. Financial liabilities are initially recognized at fair value. Financial liabilities at FVPL are subsequently carried at fair value.
Other financial liabilities, including trade payables and the remaining other financial liabilities, are initially measured at fair value, net of transaction costs. They are subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.
The Group recognizes financial liabilities if, and only if, the Group’s obligations are discharged, cancelled or have expired.

Offsetting financial assets and liabilities
Financial assets and liabilities are offset and the net amount reported in the consolidated statement of financial position where the Group currently has a legally enforceable right to offset the recognized amounts, and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.
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
Inventories
Inventories are valued at the lower of cost and net realizable value. The net realizable value is the estimated selling price of goods, minus the cost of their sale or disposal. In general, acquisition costs are determined using the weighted average purchase price, adjusted for reductions, e.g. from discounts, and ancillary acquisition costs, e.g. from customs duties. If circumstances which previously caused inventories to be written down below cost no longer exist or if there is clear evidence of an increase in net realizable value due to changed economic circumstances, the amount of the write-down is reversed. Further information can be found in Note 7.6.
Provisions
Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost. Provisions are measured in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets,” or, if applicable, IAS 19 “Employee Benefits.” If it is expected that the cash flow required to settle an obligation will occur after one year, the provision is measured at the present value of the expected cash flow. Claims for reimbursement by third parties are shown separately in the consolidated statement of financial position if their realization is virtually certain. Further information can be found in Note 7.13.
Contingent liabilities
Contingent liabilities are possible obligations resulting from past events whose existence will only be confirmed by the occurrence of one or more uncertain future events that are not entirely within the control of SIGNA Sports United Group. Furthermore, contingent liabilities can be current obligations resulting from past events but which are not recognized in the consolidated statement of financial position because it is not probable that an outflow of resources will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability. In accordance with IAS 37, such contingent liabilities are not recognized in the consolidated statement of financial position but disclosed in the notes.
Revenue recognition
Revenue is measured at the calculated transaction price including any effects of variable consideration, financing components, non-cash consideration and payments to customer. Revenue is recognized when the Group has satisfied the underlying performance obligations.
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
Deferred tax assets and liabilities arising from temporary differences in connection with investments in subsidiaries, branches and associates, and interests in joint arrangements shall be recognized, except to the extent that both of the following conditions are satisfied: the parent, investor, joint venturer or joint operator is able to control the timing of the reversal of the temporary differences; and it is probable that the temporary differences will not reverse in the foreseeable future.
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
Segment reporting
Management of SIGNA Sports United N.V. has appointed a strategic steering and control committee for SIGNA Sports United Group that evaluates the financial performance and situation of SIGNA Sports United Group and makes strategic decisions. This committee acts as Chief Operating Decision Maker (“CODM”). The steering and control committee consists of the Chief Executive Officer and the Chief Financial Officer. Based on the current reporting structures and decision-making processes, SIGNA Sports United N.V. identified five operating segments, which are represented as three reportable segments (see Note 17).

6. Notes to the Consolidated statements of Profit and Loss and Other Comprehensive Income

6.1. Revenue

	September 30,
EUR million	2022	2021	2020
Revenue from the sale of merchandise	1,055.6	813.1	643.0
Revenue from the sale of services	7.2	0.6	1.4
Total	1,062.8	813.7	644.4

The business activities of Tennis, Bike & Outdoor as well as Teamsport are managed globally, which includes activities in Germany (D), Austria (A) and Switzerland (CH), in United Kingdom, United States of America and France. In the presentation of geographical information, segment revenues were determined based on the geographical location of the customer.
Information on major customer
Revenues from one single customer do not exceed 10% of the revenues of SIGNA Sports United Group in the reporting period ending on September 30, 2022, 2021 and 2020.The following table shows the geographical breakdown of external revenues:

EUR million	Tennis	Bike & Outdoor	Teamsport	Revenue for the year ended Sept. 30, 2022
Germany	63.3	202.8	29.4	295.6
Switzerland	8.5	66.9	4.8	80.1
United Kingdom	8.5	158.5	—	167.0
Austria	12.3	21.3	0.5	34.1
France	30.0	81.1	1.8	113.0
United States of America	87.9	15.0	—	102.9
Rest of the world	48.6	217.7	3.9	270.2
Total	259.0	763.4	40.4	1,062.8

The geographical information on segment revenues from the previous years is broken down as follows:

EUR million	Tennis	Bike & Outdoor	Teamsport	Revenue for the year ended Sept. 30, 2021
Germany	59.7	188.5	30.3	278.5
Switzerland	7.6	72.8	2.3	82.7
United Kingdom	8.1	9.9	—	18.1
Austria	11.1	22.0	1.0	34.1
France	18.6	104.7	1.9	125.3
United States of America	16.8	—	—	16.8
Rest of the word	43.5	208.9	5.7	258.2
Total	165.4	607.0	41.2	813.7

EUR million	Tennis	Bike & Outdoor	Teamsport	Revenue for the year ended Sept. 30, 2020
Germany	53.9	172.4	19.7	245.9
Switzerland	6.2	74.1	—	80.3
United Kingdom	6.7	0.1	—	6.8
Austria	11.1	17.3	0.9	29.4
France	19.7	78.8	0.5	99.0
United States of America	0.2	—	—	0.2
Rest of the word	27.7	154.7	0.5	182.9
Total	125.5	497.4	21.6	644.4

Refund liabilities
The following table provides information about the Group’s refund liabilities from contracts with customers:

	September 30,
EUR million	2022	2021	2020
Refund liabilities arising from right of return	13.3	10.7	10.1

6.2. Own work capitalized

	September 30,
EUR million	2022	2021	2020
Own work capitalized	5.5	3.4	3.0
Total	5.5	3.4	3.0
Own work capitalized mainly comprises the capitalized development costs for internally generated software.
6.3. Other operating income

	September 30,
EUR million	2022	2021	2020
Other	5.2	5.4	0.5
Total	5.2	5.4	0.5
6.4. Personnel expenses

	September 30,
EUR million	2022	2021	2020
Wages and salaries	(114.2)	(70.1)	(52.1)
Social contribution	(21.8)	(15.1)	(11.7)
Other personnel expenses	(27.3)	(3.8)	(2.7)
Total	(163.3)	(89.0)	(66.5)

Other personnel expenses include €17.1 million share-based compensation expenses which mainly consists of a one-time IPO bonus which was awarded to all employees as well as to key management personnel as part of the Yucaipa Merger (see Note 7.12).

The following table shows the annual average number of employees within SIGNA Sports United Group:

	September 30,
	2022	2021	2020
Employees	3,623	2,492	1,914
Total	3,623	2,492	1,914
6.5. Other operating expenses

	September 30,
EUR million	2022	2021	2020
Expenses for logistics and packaging	(121.9)	(81.0)	(61.8)
Marketing expenses	(89.2)	(62.7)	(41.7)
Expenses for warehousing, rents and similar expenses	(8.2)	(6.3)	(9.6)
Charges for payment services	(18.6)	(11.3)	(8.5)
Legal and consulting fees	(64.5)	(31.8)	(7.1)
IT expense	(19.7)	(14.2)	(9.4)
Administrative expenses	(15.3)	(7.3)	(3.3)
Temporary workers and other personnel related expenses	(12.0)	(11.9)	(8.2)
ECL allowance	(2.2)	(2.1)	(3.9)
Share listing expense (IFRS 2)	(121.9)	—	—
Other	(7.7)	(6.0)	(3.3)
Total	(481.1)	(234.5)	(156.8)

For further information regarding the €121.9 million share listing expense see Note 6.7. The increase in legal and consulting fees resulted mainly from an increase in accounting, audit and legal fees. The increase is due to both one-time expenses associated with the Yucaipa Merger and PIPE Financing as well as efforts to operate as a public company. The remaining other operating expenses increased due to the acquisitions of Wiggle Group and Tennis Express in the current financial year as well as the acquisition of Midwest in the second half of the previous financial year.

6.6. Finance income and cost

	September 30,
EUR million	2022	2021	2020
Finance income
Interest income	1.8	4.0	0.7
Other financial income	34.9	0.8	0.1
Total	36.6	4.8	0.9

Finance cost
Interest expense for financial liabilities carried at amortized cost	(5.7)	(8.1)	(7.7)
Other financial expenses	(15.3)	(1.1)	(0.1)
Interest expense for lease liabilities (IFRS 16)	(0.3)	(0.2)	(0.1)
Total	(21.3)	(9.4)	(7.9)
Net finance income (costs)	15.3	(4.6)	(7.1)
The other financial income includes €16.4 million due to the revaluation of the warrants (see Note 6.7) as well as €16.4 million due to the revaluation of the put option liabilities for Tennis Express and Midwest Sports. Other financial expenses include currency losses of €14.9 million mainly resulting from intercompany balances and warrants revaluation.
6.7. Share listing expense and change in fair value of warrant liabilities
As described in Note 3, the Yucaipa Merger led to a Share listing expense. SSU N.V. issued shares with a fair value of €110.1 million to Yucaipa shareholders, comprised of the fair value of SSU N.V. shares, that were issued to Yucaipa shareholders of €8.75 per share

(Yucaipa’s closing price as of December 14, 2021). In exchange, SSU N.V received the identifiable net assets held by Yucaipa, which had a fair value upon closing of €7.3 million, comprising of investments held in Yucaipa’s trust account partly offset by current liabilities by Yucaipa, deferred underwriting commissions and financial liabilities in the amount of €19.0 million accounted for the 17,433,333 Yucaipa Warrants considering a fair value of the warrants of €1.09 per warrant (price of Yucaipa Warrants at Closing of the Yucaipa Merger in EUR; closing price in USD as the denominated currency was USD 1.24). The excess of the fair value of the equity instruments issued over the fair value of the identified net assets contributed, represents a non-cash expense in accordance with IFRS 2. This one-time expense as a result of the Yucaipa Merger, in the amount of €121.9 million, is recognized as Share listing expense in other operating expenses within the Consolidated Statement of Profit or Loss. Details of the calculation of the Share listing expense are as follows:

EUR million, except per share data
Shares to be issued by TopCo to Yucaipa	A	12.6
Yucaipa's closing price per share as of December 14, 2021	B	8.8
Fair value of shares deemed issued (A x B)	C	110.1
Yucaipa's net assets	D	7.3
Fair value of the deemed issued Warrants	E	19.0
Excess of Fair value of shares over Yucaipa's net assets acquired incl. Warrants (C - D + E)	F	121.9

Upon closing of the Yucaipa Merger, Yucaipa Warrants were converted into SSU Warrants. The financial liability for the SSU Warrants is accounted for at fair value through profit and loss. The fair value of warrants decreased from €1.09 per warrant as of December 14, 2021 to €0.22 per warrant as of September 30, 2022. The result is a decrease in fair value of warrant liabilities of €15.3 million for the period.
6.8. Income taxes
Income tax benefits/(expenses) recognized in the consolidated statements of profit or loss

	September 30,
EUR million	2022	2021	2020
Current income tax	(2.0)	(1.7)	(0.5)
Deferred income tax	28.6	0.1	2.4
Total	26.6	(1.6)	1.9

The current income tax expenses and benefits are as follows:

	September 30,
EUR million	2022	2021	2020
Earnings before taxes	(565.9)	(36.2)	(22.6)
Expected income tax rate (of the parent company)	30.2%	30.2%	33.0%
Income tax benefits based on the expected income tax rate	170.8	10.9	7.4
Increase (decrease) in income tax expense due to:
Differences between the company’s domestic and foreign tax rates	(5.3)	0.3	(0.7)
Non-deductible operating expenses	(145.8)	(0.5)	(0.4)
Effects of prior year taxes	(1.6)	0.0	0.1
Non-taxable income	132.4	—	—
Non-recognition of deferred tax assets from temporary differences and tax loss carryforwards	(13.9)	(12.1)	(4.0)
Non-deductible share listing expenses	(36.8)	—	—
Non-deductible goodwill impairment losses	(73.5)	—	—
Other	0.3	(0.2)	(0.5)
Total income tax benefit (expense) on continuing operations	26.6	(1.6)	1.9
Effective tax rate	(4.7%)	4.4%	(8.2%)
The tax rate used to calculate the expected tax income corresponds to the tax rate of SIGNA Sports United NV, Berlin/Germany, and consists of the corporate tax rate including the solidarity surcharge of 15.83% (2021 and 2020: 15.83%) and a trade tax rate of 14.35% (2021: 14.35% and 2020: 17.15%). The reduction of the trade tax rate in the previous year is due to the change of the registered office from SIGNA Sports United GmbH from Munich to Berlin.

6.9. Earnings per share (“EPS”)
Basic earnings/(loss) per share has been calculated by dividing the profit/(loss) for the year from continuing operations attributable to ordinary equity holders of the parent by the weighted average number of common shares outstanding during the period.
Diluted loss per share is computed using the weighted-average number of outstanding shares and excludes all potential shares outstanding during the period, as their inclusion would be anti-dilutive. The Group’s potential shares consist of incremental shares issuable in relation to the Earn-out agreement entered into with SISH and Yucaipa and upon the assumed exercise of share options as well as the already granted but not yet vested employee shares as part of the one-time IPO bonus.

The calculation of earnings/(loss) per share is as follows:

	September 30,
EUR million	2022	2021	2020
Earnings
Earnings for the purposes of basic earnings per share being net profit attributable equity holders of the parent entity from continuing operations	(539.3)	(37.7)	(19.8)
Number of shares in millions
Weighted average number of ordinary shares for the purposes of basic earnings per share	316.5	202.5	202.5
Basic and diluted loss per share from continuing operations in EUR	(1.7)	(0.2)	(0.1)

Weighted average number of ordinary shares:

	September 30,
in millions of shares	2022	2021	2020
Issued ordinary shares at October 1	202.5	202.5	17.3
Effect of shares issued in October 2019	—	—	0.3
Effect of reorganization	45.4	—	184.9
Effect of shares issued in December 2021	67.1	—	—
Effect of shares issued in February 2022	0.0	—	—
Effect of shares issued in March 2022	1.4	—	—
Effect of shares issued in May 2022	0.1	—	—
Effect of shares issued in September 2022	0.0	—	—
Weighted average number of ordinary shares at September 30	316.5	202.5	202.5
The total number of ordinary shares was adjusted for the effect of the reorganization (see Note 3), which is applied retrospectively to all prior periods presented.
Potential dilutive securities that are not included in the diluted per share calculations because they would be anti-dilutive are as follows:

	September 30,
in millions of shares	2022	2021	2020
Earn-out shares	51.0	—	—
Employee options	0.6	1.3	—
Employee RSUs	0.8	—	—
Board LTI RSUs	0.3	—	—
Convertible loan	—	1.6	1.6
For the 51.0 million Earn-out shares, the 0.6 million employee options, the 0.8 million employee RSUs and the 0.3 million Board LTI RSUs the vesting conditions are not met as of September 30, 2022.

7. Notes to the Consolidated Statements of Financial Position

7.1. Intangible assets and goodwill

The intangible assets as of September 30, 2022, are as follows:

EUR million	Goodwill	Software	Domains	Brands	Customer relationships	Internally developed software	Other intangible assets	Total
Cost
Balance as of Oct. 1, 2021	129.5	27.7	159.2	6.2	15.3	20.7	16.9	375.5
Business combinations	401.8	12.5	—	124.8	57.6	—	14.2	610.9
Additions	—	5.1	0.1	0.1	0.0	1.0	28.0	34.4
Transfers	0.0	0.5	—	0.0	—	1.9	(2.5)	0.0
Disposals	—	(0.3)	—	—	—	(0.1)	(0.9)	(1.4)
Currency translation difference	(5.8)	(0.4)	(1.0)	(3.4)	(1.1)	—	(0.5)	(12.1)
Balance as of Sept. 30, 2022	525.4	45.1	158.4	127.8	71.8	23.5	55.2	1,007.2

Accumulated amortization
Balance as of Oct. 1, 2021	0.0	(19.8)	(1.4)	(0.6)	(12.5)	(10.4)	(3.8)	(48.6)
Additions*	0.0	(7.2)	(0.2)	(3.1)	(6.3)	(5.2)	(3.9)	(25.9)
Impairment losses*	(247.9)	0.0	(2.6)	—	—	0.0	(5.6)	(256.1)
Transfers	—	0.0	0.0	—	0.0	0.0	0.0	0.0
Disposals	—	0.3	—	—	—	0.1	(0.2)	0.2
Currency translation differences	—	0.1	—	0.0	0.1	—	0.3	0.5
Balance as of Sept. 30, 2022	(247.9)	(26.6)	(4.2)	(3.6)	(18.8)	(15.6)	(13.2)	(329.9)

Carrying amount as of Sept. 30, 2022	277.6	18.5	154.2	124.1	53.0	7.9	42.0	677.3
*includes amounts of the discontinued operations, please refer to Note 11

The intangible assets as of September 30, 2021, are as follows:

EUR million	Goodwill	Software	Domains	Brands	Customer relationships	Internally developed software	Other intangible assets	Total
Cost
Balance as of Oct. 1, 2020	118.4	21.8	158.5	5.6	13.9	15.1	14.6	347.9
Business combination	11.1	—	—	0.5	1.3	—	—	12.8
Additions	—	3.2	0.1	0.0	0.0	1.8	9.1	14.3
Transfers	0.0	2.7	0.1	0.0	—	3.9	(6.7)	0.0
Disposals	—	(0.1)	—	—	—	—	0.0	(0.1)
Currency translation differences	—	0.0	0.5	—	0.0	—	—	0.6
Balance as of Sept. 30, 2021	129.5	27.7	159.2	6.2	15.3	20.7	16.9	375.5

Accumulated amortization
Balance as of Oct. 1, 2020	0.0	(15.0)	(1.0)	(0.5)	(9.5)	(6.4)	(1.9)	(34.2)
Additions*	0.0	(4.9)	(0.2)	(0.1)	(3.0)	(4.1)	(1.9)	(14.2)
Impairment losses	—	0.0	(0.2)	—	—	0.0	—	(0.2)
Transfers	—	0.0	0.0	—	0.0	0.0	0.0	0.0
Disposals	—	0.1	—	—	—	—	—	0.1
Currency translation differences	—	0.0	—	0.0	0.0	—	—	0.0
Balance as of Sept. 30, 2021	0.0	(19.8)	(1.4)	(0.6)	(12.5)	(10.4)	(3.8)	(48.6)
Carrying amount as of Sept. 30, 2021	129.5	7.9	157.8	5.6	2.7	10.3	13.1	326.8
*includes amounts of the discontinued operations, please refer to Note 11

In the current reporting period, SIGNA Sports United Group completed two acquisitions and classified these as business combinations, which were accounted for using the acquisition method at the time of acquisitions in accordance with IFRS 3. For these business combinations, the purchase price was allocated to acquired tangible and intangible assets and assumed liabilities on the basis of their respective fair values. The difference between the purchase price and the net assets acquired was recognized as goodwill. Further details on the acquisitions of Tennis Express and Wiggle Group are presented in Note 15.
7.2. Impairment test for goodwill and intangible assets with indefinite useful lives
Goodwill has been allocated to groups of CGUs as follow:

EUR million	CGU Group Internetstores	CGU Group Publikat	CGU Group Tennis US	CGU Group Tennis	CGU Wiggle	CGU Group OUTFITTER Teamsport & Ballside
Goodwill (September 30, 2022)	150.1	—	32.1	29.6	64.8	1.0
Goodwill (September 30, 2021)	88.9	4.1	—	35.4	—	1.0
The CGU group Tennis US and CGU Wiggle were introduced in the period from October 1, 2021, to September 30, 2022, due to the acquisitions of the Wiggle Group and Tennis Express (see Note 15). In addition, management started to monitor goodwill for Midwest Sports and Tennis Express at the operating segment level following the acquisition of Tennis Express. Consequently, the goodwill associated with Midwest of €7.2 million is monitored as part of CGU Group Tennis US instead of the CGU Group Tennis as in the prior year.
The goodwill arising from the business combination with Wiggle Group is mainly attributable to the synergies expected from the integration of the Wiggle Group into the Group’s existing bike and outdoor business. Consequently, the expansion of the existing business activities and the expected synergy benefits from the expansion into new markets and business segments resulted in the allocation of €61.2 million of the Goodwill to the group of CGUs Internetstores.
Management has determined the recoverable amount of the CGU groups to which the goodwill is allocated by assessing the higher of the fair value less cost of disposal and the value in use.

The following table shows the key assumptions used in the impairment test for those CGU groups to which significant goodwill is allocated. Significant assumptions are relevant in order to compare the carrying amount with the recoverable amount, which, in the case of the CGU groups below, is defined as fair value less costs of disposal. The values assigned to the key assumptions represent management’s assessment of future trends in the relevant industries and are based on historical data from both external and internal sources.

	As of September 30, 2022
	CGU Group Internetstores	CGU Group Tennis US	CGU Group Tennis	CGU Group OUTFITTER Teamsport & Ballside
WACC (after taxes)	10.21%	9.62%	9.53%	9.85%
Tax rate	30.53%	27.00%	30.21%	28.08%
6-year CAGR (Compound Annual Growth Rate)	20.06%	12.70%	17.61%	13.06%
Growth rate terminal value	1.00%	1.00%	1.00%	1.00%
Terminal value EBITDA margin	11.19%	10.86%	10.34%	8.75%
Carrying amount in EUR million	441.0	40.8	85.1	22.2

	As of September 30, 2021
	CGU Group Internetstores	CGU Group Publikat	CGU Group Tennis	CGU Group OUTFITTER Teamsport & Ballside
WACC (after taxes)	8.86%	9.17%	9.43%	9.05%
Tax rate	26.50%	28.08%	28.98%	31.93%
5-year CAGR (Compound Annual Growth Rate)	25.63%	15.87%	21.09%	19.56%
Growth rate terminal value	0.50%	0.50%	0.50%	0.50%
Terminal value EBITDA margin	13.49%	9.44%	11.73%	9.44%
Carrying amount in EUR million	293.2	44.2	105.7	20.8
For the goodwill impairment test, the recoverable amount of the CGU groups that are mentioned in the tables above for the financial year ending September 30, 2022 and 2021 was determined on the basis of fair value less costs of disposal, which requires the use of assumptions. The calculations are based on cash flow projections from financial budgets approved by management and covers a period of six years until TV (Terminal Value) in 2028. Accordingly, the budget represents an appropriate financial basis for the calculation of a fair value less cost of disposal, which would be paid in an orderly transaction between market participants. As there is no active market, fair values are calculated as the sum of discounted cash flow projections less costs of disposal, estimated at 3% (2021: 3%). (Level 3 of the valuation hierarchy). Cash flows beyond the six-year period are extrapolated using the estimated terminal value growth rates mentioned above. The terminal value growth rate was determined based on management’s estimate of the long-term compound annual EBITDA growth rate (please refer to Note 17), consistent with the assumptions that a market participant would make. Assumed 6-year CAGR mentioned above were projected taking into account the average growth levels experienced over the past five years and the estimated sales volume and price growth for the next six years. Growth rates in the past were above average market growth, partially due to the effect of the COVID-19 Pandemic on online sales of the product groups within each group of CGUs. It was assumed that sales prices would increase in line with forecast inflation over the next six years in the respective market environments of the CGU groups. The budgeted EBITDA takes into account the 6-year CAGR projected as described above. The planning period was extended from five to six years due to the current uncertain economic environment.
For the CGU Group Wiggle CRC, the recoverable amount was based on its value in use, determined by discounting the future cash flows from the continuing use of the CGU. Five years of cash flows were included in the discounted cash flow model. Budgeted EBITDA considers historical performance and anticipated revenue growth adjusted for inflation. Revenue growth is projected by considering the average growth levels experienced over the past five years, estimated sales volume and estimated price growth for the next five years. Taking into consideration the decrease in the Wiggle CRC generated revenues during the fiscal year ended September 30, 2022 and increased time required to realize synergies as well as adverse impact of inflation and supply chain constraints on the overall performance of the Wiggle CRC Group, the carrying amount of the CGU was determined to be higher than its recoverable amount resulting in an impairment loss of €243.7 million which was recognized in the fiscal year ended September 30, 2022. The impairment loss is fully allocated to goodwill and is included in ‘Impairment Loss’.

The key assumptions used in the estimation of value in use were as follows:

WACC	9.68%
Tax rate	25.00%
5-year CAGR (Compound Annual Growth Rate)	16.10%
Growth rate terminal value	1.00%
Terminal value EBITDA margin	7.47%
Carrying amount in EUR million	533.2
The recoverable amount of goodwill within the CGU Group Wiggle CRC is equal to the carrying amount following the impairment recognized during the year. Any adverse movements in a key assumption would trigger further impairments.
For the CGU Group Publikat, the recoverable amount was determined on the basis of the fair value less cost of disposal. Subsequent to year end, the company Publikat entered into a sale and purchase agreement to sell a material portion of the company to an interested market participant (see Note 5). As there is an active market (Level 1 of the fair value hierarchy), fair values were determined through the market price. Consequently, the carrying amount of the CGU was determined to be higher than its recoverable amount and an impairment loss of €4.8 million was recognized for the fiscal year ended September 30, 2022. The impairment loss was allocated to goodwill in the amount of €4.1 million and domains in the amount of €0.7 million. Both amounts are included in ‘Loss from discontinued operations, net of tax’.

Intangible assets with an indefinite useful life
As required by IAS 36, intangible assets with an indefinite useful life have to be tested for impairment annually.

Net Intangible assets with indefinite useful lives amounted to €250.1 million as of September 30, 2022 (2021: €163.1 million). The Internetstores group comprises 24 brands and domains with carrying amounts between €0.1 million and €33.1 million (2021: €0.2 million and €33.1 million). The Tennis group comprises 21 brands and domains with carrying amounts between €0.1 million and €8.3 million (2021: €0.1 million and €8.3 million). Publikat comprises of one domain with book value of €0.1 million (2021: €0.1 million and €0.5 million). Outfitter Teamsport & Ballside comprise of one domain with book value of €3.8 million (2021: €3.8 million). The Wiggle group which were introduced in the current year (see note 15) comprises 2 brands (Wiggle and Chain reactions CRC),with carrying amounts of €42.4 million and €49.5 million (2021: € — million and € — million) The largest internet domains names being www.fahrrad.de and www.bikester.ch with a carrying amount of €33.1 million and €25.8, respectively. All other individual domains/brand names not mentioned above have carrying amounts that are below 10% of the total carrying amount of all indefinite useful life intangible assets.

As internet domains are unique alphanumeric names that are used to identify a particular numeric internet address, there are no indications that the domains might be subject to technical, technological, commercial or other types of obsolescence. Although domains have fairly short legal lives, they can be automatically renewed without great effort. As such, they have an indefinite useful life.

Management has determined the recoverable amount of those assets by assessing the higher of the fair value less cost of disposal and the value in use for the CGU to which the intangible assets belongs. The fair value less cost of disposal calculations are based on cash flow projections from financial budgets approved by management and covers a period of six years up to TV (Terminal Value) in 2028. Accordingly, the budget represents an appropriate financial basis for the calculation of fair value less cost of disposal, which would be paid in an orderly transaction between market participants. As there is no active market, fair values are calculated as the sum of discounted cash flow projections less costs of disposal, estimated at 3% (2021: 3%) (Level 3 of the valuation hierarchy. Cash flows beyond the six-year period are extrapolated using the estimated terminal value growth rates mentioned above. The terminal value growth rate was determined based on management’s estimate of the long-term compound annual EBITDA growth rate (please refer to Note 17), consistent with the assumptions that a market participant would make. Assumed 6-year CAGR mentioned above were projected taking into account the average growth levels experienced over the past five years and the estimated sales volume and price growth for the next six years. Growth rates in the past were above average market growth in the online sales of the product groups of each group of CGUs. It was assumed that the sales price would increase in line with forecast inflation over the next six years on the respective market environment of the CGU groups. The budgeted EBITDA takes into account the 6-year CAGR projected as described above.

The value in use calculation discounts the expected future cash flows from the continuing use of the CGU to which the assets belong. Five years of cash flows were included in the discounted cash flow model. Budgeted EBITDA considers historical performances and anticipated revenue growth adjusted for inflation. Revenue growth was projected by considering the average growth levels experienced over the past five years, estimated sales volume and price growth for the next five years.
The following table summarizes the allocation of carrying amounts and significant assumptions used in determining fair value less costs of disposal as of September 30, 2022:

	As of September 30, 2022
	Internetstores (incl. Fahrrad.de and Bikester.ch)	Wiggle Group	Tennis	Outfitter Teamsport & Ballside
WACC (after taxes)	10.07%-12.93%	9.95%	9.53%-12.36%	9.82%
6-year CAGR (Compound Annual Growth Rate)	20.06%	12.70%	17.61%	13.06%
Royalty rate	0.72%-1.95%	1.00%-1.25%	0.57%	0.92%
Carrying amount in EUR million	136.2	103.5	15.3	3.8

	As of September 30, 2021
	Internetstores (incl. Fahrrad.de and Bikester.ch)	Publikat	Tennis	Outfitter Teamsport & Ballside
WACC (after taxes)	8.63% - 10.38%	9.01% - 10.42%	9.13% - 10.87%	9.04%
5-year CAGR (Compound Annual Growth Rate)	25.63%	15.87%	20.63%	19.56%
Royalty rate	0.72% - 5.27%	0.27%	1.08% - 1.54%	1.17%
Carrying amount in EUR million	136.4	0.7	15.3	3.8
In the fiscal year ended September 30, 2022, the fair value less costs of disposal calculation indicated the need for impairments of intangible assets with an indefinite useful life within Internetstores, Wiggle Group and Tennis. As a result, the value in use was calculated for the following CGUs where the respective asset belongs using the following key assumptions:

	As of September 30, 2022
	Bike Germany	Bike Switzerland	Outdoor Sweden	Outdoor Switzerland	Tennis Germany
WACC	10.21%	10.21%	10.21%	10.21%	9.70%
Tax rate	30.53%	30.53%	30.53%	30.53%	30.21%
5-year CAGR (Compound Annual Growth Rate)	20.14%	20.14%	20.14%	20.14%	18.11%
Growth rate terminal value	1.00%	1.00%	1.00%	1.00%	1.00%
Terminal value EBITDA margin	9.65%	9.65%	9.65%	9.65%	7.76%
Carrying amount in EUR million	65.2	32.0	9.7	13.0	15.3
The carrying amount of the CGUs mentioned above was determined to be lower than its recoverable amount and therefore no impairment losses were recognized for the fiscal year ended September 30, 2022.
The assets belonging to the Wiggle Group have been tested on the CGU Wiggle level and no impairment was identified.
In the fiscal year ended September 30, 2022, management started a rebranding of the running operations and therefore discontinued the domains jogging-point.de and jogging-point.uk. This resulted in impairments of €1.3 million, recognized in “Impairment Loss” expenses in the consolidated statements of profit or loss.
In the fiscal year ended September 30, 2021, management discontinued the operations of the domains Bigtree.de, Bigtree.fr and Bigtree.nl as well as the domains Stylfile.it, Stylefile.es and Stylfile.com. This resulted in impairments of €0.2 million, recognized in “Impairment Loss” expenses in the consolidated statements of profit or loss.
Significant estimates: Effects of possible changes in key assumptions
Assumptions made were subjected to sensitivity analyses in which the effects of a change in the parameters on the values were calculated.
Management has identified that a change in key assumptions could cause the carrying amount to exceed the recoverable amount. The following tables show the amount by which the key assumptions would need to change for significant goodwill, CGUs and significant intangible assets with an indefinite useful life individually for the estimated recoverable amount to be equal to the carrying amount.
The analysis below has been performed on a ceteris paribus basis and does not consider interdependencies between changes in key assumptions.

The difference between the carrying amount and recoverable amount (headroom) is disclosed below for those intangible assets with indefinite useful lives, CGUs and group of CGUs (unit) where a reasonably possible change in key assumption on which management has based its determination of the unit’s recoverable amount would cause the unit’s carrying amount to exceed its recoverable amount.

	Goodwill
	2022
In percentage points	Terminal Value EBITDA margin	6-year CAGR (Compound Annual Growth Rate)	Headroom in EUR million
CGU Group Internetstores	(4.8)	(8.3)	329.8

	Goodwill
	2021
In percentage points	Terminal Value EBITDA margin	5-year CAGR (Compound Annual Growth Rate)
CGU Group Internetstores	(11.2)	(10.0)
CGU Group Tennis	(7.9)	(5.8)
CGU Group Publikat	(0.2)	(2.9)

As discussed above, due to the indication of impairment identified in the current fiscal year ended September 30. 2022, we have performed our analysis of significant intangible assets with an indefinite useful life on a CGU basis instead of on an asset level as in the prior fiscal year ended September 30, 2021.

	CGUs
	2022
In percentage points	Terminal Value EBITDA margin	5-year CAGR (Compound Annual Growth Rate)	Headroom in EUR million
Bike Switzerland	(0.7)	(1.5)	4.1
Outdoor Switzerland	(1.3)	(2.9)	2.7

Intangible assets with an indefinite useful life
2021
In percentage points	5-year CAGR (Compound Annual Growth Rate)
Fahrrad.de	(20.6)
Bikester.ch	(19.1)
Internetstores (excl. Fahrrad.de and Bikester.ch)	(30.2)
Tennis	(15.3)
Outfitter Teamsport & Ballside	(27.1)

7.3. Property, plant and equipment and right-of-use assets
Property, plant and equipment excluding right-of-use assets accounted for in accordance with IFRS 16 are as follows as of September 30, 2022:

EUR million	Land and buildings	Technical facilities and machine	Other facilities, operating business equipment	Assets under construction	Total
Cost
Balance as of Oct. 1, 2021	4.6	11.7	41.0	1.1	58.4
Business combination	1.7	—	7.8	0.1	9.6
Additions	0.1	3.9	4.9	4.6	13.5
Transfers	0.2	0.4	1.4	(2.0)	0.0
Disposals	0.0	(0.6)	(3.8)	(0.3)	(4.8)
Currency translation differences	(0.1)	—	(0.2)	—	(0.3)
Balance as of Sept. 30, 2022	6.6	15.4	51.0	3.4	76.4

Accumulated depreciation
Balance as of Oct. 1, 2021	(0.9)	(3.1)	(16.7)	—	(20.7)
Additions*	(0.6)	(1.6)	(5.7)	—	(7.9)
Impairment loss	—	—	(3.6)	—	(3.6)
Disposals	0.0	0.6	3.6	—	4.2
Currency translation differences	—	—	0.0	—	0.0
Balance as of Sept. 30, 2022	(1.5)	(4.1)	(22.4)	0.0	(28.0)
Carrying amount as of Sept. 30, 2022	5.1	11.3	28.6	3.4	48.5
*includes amounts of the discontinued operations, please refer to Note 11

Property, plant and equipment as of September 30, 2021, is:

EUR million	Land and buildings	Technical facilities and machine	Other facilities, operating business equipment	Assets under construction	Total
Cost
Balance as of Oct. 1, 2020	3.9	10.2	31.6	4.3	49.9
Business combinations	—	—	0.1	—	0.1
Additions	0.3	0.8	3.6	5.2	9.8
Transfers	0.5	0.8	7.1	(8.4)	—
Disposals	0.0	0.0	(1.5)	—	(1.5)
Currency translation differences	—	—	—	—	—
Balance as of Sept. 30, 2021	4.6	11.7	41.0	1.1	58.4

Accumulated depreciation
Balance as of Oct. 1, 2020	(0.4)	(1.8)	(13.8)	—	(16.0)
Additions	(0.4)	(1.1)	(4.1)	—	(5.6)
Impairment loss	—	(0.2)	(0.1)	—	(0.4)
Disposals	0.0	0.0	1.4	—	1.4
Currency translation differences	—	—	0.0	—	0.0
Balance as of Sept. 30, 2021	(0.9)	(3.1)	(16.7)	0.0	(20.7)
Carrying amount as of Sept. 30, 2021	3.8	8.6	24.3	1.1	37.7
                                                                                                        Further details of the acquisitions are shown in Note 15.

7.4. Leases
The right-of-use assets recognized in accordance with IFRS 16 are as follows as of September 30, 2022:

EUR million	Land and buildings	Technical facilities and machine	Other facilities, operating business equipment	Total
Cost
Balance amount as of Oct. 1, 2021	78.4	4.2	1.2	83.8
Additions	86.0	1.7	0.2	87.8
Derecognition	(10.6)	(4.0)	(1.0)	(15.6)
Acquisition through business combinations	25.1	—	—	25.1
Currency translation differences	(0.9)	—	—	(0.9)
Balance amount as of Sept. 30, 2022	178.0	1.9	0.4	180.2
Accumulated depreciation
Balance as of Oct. 1, 2021	(21.1)	(1.9)	(0.2)	(23.2)
Additions*	(21.8)	(0.5)	(0.1)	(22.4)
Derecognition	2.9	1.8	0.2	5.0
Currency translation differences	0.1	0.0	0.0	0.1
Balance as of Sept. 30, 2022	(39.9)	(0.5)	(0.1)	(40.6)
Carrying amount as of Sept. 30, 2022	138.0	1.3	0.2	139.6
*includes amounts of the discontinued operations, please refer to Note 11
The right-of-use assets recognized in accordance with IFRS 16 are as follows as of September 30, 2021:

EUR million	Land and buildings	Technical facilities and machine	Other facilities, operating business equipment	Total
Cost
Balance amount as of Oct. 1, 2020	46.2	3.8	0.5	50.5
Additions	38.0	0.5	0.9	39.5
Disposal	(6.6)	(0.1)	(0.2)	(6.9)
Acquisition through business combinations	0.6	0.0	—	0.6
Currency translation differences	0.1	—	—	0.1
Balance amount as of Sept. 30, 2021	78.4	4.2	1.2	83.8
Accumulated depreciation
Balance as of Oct. 1, 2020	(13.6)	(1.4)	(0.3)	(15.4)
Additions	(9.8)	(0.6)	(0.2)	(10.6)
Disposal	2.3	0.1	0.2	2.6
Currency translation differences	0.0	—	—	0.0
Balance as of Sept. 30, 2021	(21.1)	(1.9)	(0.2)	(23.2)
Carrying amount as of Sept. 30, 2021	57.3	2.3	1.0	60.6
Except for short-term leases and leases of low-value assets, the Group applies a single recognition and measurement approach for all leases. As a lessee, the Group recognizes a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset).
The overall increase of the right-of-use assets as well as the lease liabilities (see table below) is due to the acquisitions of Wiggle Group and Tennis Express in the current financial year. Furthermore, in the current financial year a new logistic contract was signed for a warehouse in Hockenheim/Germany.
Lease liabilities
Lease liabilities are presented in the statement of financial position as follows:

	September 30,
EUR million	2022	2021
Current	20.7	11.0
Non-current	123.4	49.9
Total Lease liabilities	144.2	60.9

The maturity of the lease liabilities classified as non-current is set out below:

	September 30, 2022
EUR million	One to five years	More than five years	Total
Maturity lease liabilities	85.0	38.5	123.4

	September 30, 2021
EUR million	One to five years	More than five years	Total
Maturity lease liabilities	32.1	17.8	49.9
The Group has several lease contracts that include extension and termination options. These are used to maximize operational flexibility in terms of managing the assets used in the Group’s operations. The majority of extension and termination options held are exercisable only by the Group and not by the respective lessor. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). Most extension options for land and building leases have not been included in the lease liability, because the Group could replace the assets without significant cost or business disruption. As of September 30, 2022, potential future cash outflows of €115.4 million (2021: €28.0 million) (undiscounted) have not been included in the lease liability because it is not reasonably certain that the leases will be extended (or not terminated).

Upon initial recognition, the lease liability is measured at the present value of the lease payments not yet paid at the inception of the lease and is discounted based on the interest rate implicit in the lease. If this interest rate cannot be readily determined, the Group uses its incremental borrowing rate. For further details please refer Note 5.1 Leases.

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
The following table depicts the amounts related to IFRS 16 recognized in profit or loss:

	September 30,
EUR million	2022	2021	2020
Interest on lease liabilities	(2.5)	(0.3)	(0.4)
Expense relating to variable lease payment not included in lease liabilities	—	—	—
Expenses relating to short term leases	(0.1)	0.0	0.0
Expenses relating to leases of low-value assets, excluding short-term leases of low-value assets	0.0	0.0	0.0

The total cash paid for leases in 2022 was €21.7 million (2021: €11.1 million, 2020: €8.1 million).
Expenses for rents and similar expenses are included in the consolidated statement of profit (see note 6.5 “Other operating expenses”) and amounted to €8.2 million as of September 30, 2022 (2021: €6.3 million, 2020: €9.6 million).
7.5. Deferred taxes
Deferred tax assets and liabilities as of September 30, 2022 are as follows:

	September 30,
	2022		2021
EUR million	Assets	Liabilities	Assets	Liabilities
Deferred taxes	95.4	136.3	32.2	72.3
Netting	(95.4)	(95.4)	(32.2)	(32.2)
Total	—	40.9	—	40.1

All deferred taxes are reported as non-current.
The change in deferred tax assets and liabilities results from the effects shown below:

	September 30,
EUR million	2022	2021
Deferred tax liabilities	40.9	40.1
Recognized deferred taxes (net)	(40.9)	(40.1)
Changes compared to the previous year	(0.8)	(0.5)
of which recognized in the consolidated statement of profit and loss	28.6	0.1
of which recognized in other comprehensive income for hedging	0.4	(0.2)
of which recognized in other comprehensive income for currency translation	0.5	—
of which recognized in the context of business combinations	(30.3)	(0.4)
Deferred tax assets are recognized to the extent that sufficient taxable temporary differences are available, taking into account the expected timing of when the respective taxable temporary differences reverse as well as minimum taxation rules applicable to the utilization of tax loss carryforwards.
Deferred tax assets have not been recognized in respect to corporate tax loss carryforwards, trade tax loss carryforwards and interest carryforwards in the amount of €235.8 million (2021: €100.9 million), €195.6 million (2021: €88.8 million) and 15.1 million (2021: €0.0 million).

Deferred tax assets have not been recognized in respect to temporary differences in the amount of €3.4 million (2021: €9.4 million) as it is not probable that sufficient taxable profits will be available in the foreseeable future to allow the deductible temporary differences to be utilized.

No deferred tax liabilities for outside basis differences were recognized as the parent is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Classes of assets and liabilities relating to temporary differences
The allocation of deferred taxes from temporary differences to the respective assets and liabilities as well as on tax losses and interest carryforwards as of September 30, 2022, is as follows:

	September 30, 2022
EUR million	Deferred tax assets	Deferred tax liabilities
Assets
Non-current assets
Intangible assets	0.2	90.6
Property, plant and equipment	—	0.5
Right-of-use assets (IFRS 16)	—	35.5
Other financial assets	—	2.5
Current assets
Inventories	0.8	—
Trade and other receivables	1.2	—
Other assets	0.3	0.7
Equity and debt capital
Non-current liabilities
Financial liabilities	2.2	—
Lease liabilities	29.7
Current liabilities
Financial liabilities	4.5	0.4
Lease liabilities	5.2
Other provisions	6.9	—
Trade payables and other liabilities	—	4.7
Other liabilities	—	1.4
Total temporary differences	51.0	136.3
Tax loss carryforwards	44.4	—
Interest carryforwards	—	—
Total before netting	95.4	136.3
Netting	(95.4)	(95.4)
Total after netting	—	40.9

The allocation of deferred taxes from temporary differences to the corresponding assets and liabilities as well as on tax losses and interest carryforwards as of September 30, 2021, is as follows:

	September 30, 2021
EUR million	Deferred tax assets	Deferred tax liabilities
Assets
Non-current assets
Intangible assets	—	51.4
Property, plant and equipment	—	0.2
Right-of-use assets (IFRS 16)	—	18.0
Current assets
Inventories	—	1.1
Trade and other receivables	0.9	—
Other assets	—	0.3
Equity and debt capital
Non-current liabilities
Financial liabilities	1.7	—
Lease liabilities	14.1
Current liabilities
Financial liabilities	0.7	—
Lease liabilities	2.9
Other provisions	0.3	0.0
Trade payables and other liabilities	0.5	0.8
Other liabilities	0.2	0.5
Total temporary differences	21.3	72.3
Tax loss carryforwards	8.4	—
Interest carryforwards	2.5	—
Total before netting	32.2	72.3
Netting	(32.2)	(32.2)
Total after netting	—	40.1
7.6. Inventories

	September 30,
EUR million	2022	2021
Raw materials and supplies	0.4	0.4
Merchandise	291.8	173.7
Right of return assets	6.7	7.7
Total	299.0	181.9

Merchandise mainly consists of Bike & Outdoor, Tennis and Athleisure products.
As of September 30, 2022, the Group has pledged inventories amounting to €19.4 million (2021: €17.4 million) as collateral (see Note 7.14).
In 2022, inventories of €700.3 million (2021: €500.2 million; 2020: €414.9 million) were recognized as an expense during the year and included in ‘cost of material’.
Write-downs of inventories to net realizable value amounted to €20.0 million (2021: €2.7 million; 2020: €4.9 million). These were recognized as an expense and included in cost of material in the consolidated statements of profit or loss.

7.7. Trade receivables

	September 30,
EUR million	2022	2021
Trade receivables before value adjustment	30.7	30.8
Valuation adjustments (ECL)	(5.6)	(4.5)
Total	25.1	26.3
The carrying amounts correspond to the fair values due to their short-term nature. They are generally settled within 30 days, but this depends on the individual circumstances.
Information on the impairment of trade receivables, their creditworthiness and the Group’s exposure to credit, foreign currency and interest rate risk is provided in Note 10.
7.8. Other current financial assets

	September 30,
EUR million	2022	2021
Supplier discounts and bonuses	8.7	9.6
Derivative financial instruments	1.1	0.5
Other	10.3	14.0
Total	20.1	24.0
Further information on derivative financial instruments can be found in Note 10. The position “Other” mainly compromises restricted cash positions in the amount of €9.5 million (2021: €12.0 million). Restricted cash is composed mainly of deposits for purchase agreements that are subject to contractual restrictions and are therefore not available for general use by SSU.
The expected credit losses for other current financial assets are immaterial.
7.9. Other current assets

	September 30,
EUR million	2022	2021
Other tax receivables	25.7	18.8
Prepaid expenses	8.4	2.5
Miscellaneous other current assets	17.7	12.0
Total	51.8	33.4
The other tax receivables mainly result from value added tax.
Prepaid expenses result from the normal course of business such as license agreements.
Miscellaneous other current assets mainly include creditors with debit balances amounting to €3.1 million (2021: €3.9 million).

7.10. Cash and cash equivalents

	September 30,
EUR million	2022	2021
Cash on hand	0.3	0.1
Bank balances	42.6	50.6
Total	43.0	50.7

Short-term deposits are generally recognized as cash equivalents if they have a maturity of up to three months from the date of acquisition and can be repaid with 24 hours’ notice without loss of interest. Bank balances only comprise short-term deposits.

7.11. Share capital, share premium and other capital reserves

As described in Note 1 and Note 3, SSU N.V. was founded in 2021 with a share capital of €0.12 after the Reorganization. On December 14, 2021, upon closing of the Yucaipa Merger, SSU N.V. had 333,180,171 outstanding ordinary shares with a par value of €0.12, resulting in a share capital of €39,982 thousand. In 2021, the Yucaipa Merger and PIPE Financing led to an increases of €11.6 million and €391.1 million to share capital and capital reserve. Concurrently with the execution of the Yucaipa Merger, the Group entered into an earn-out agreement with SISH and Yucaipa (the “Earn-Out Agreement”), pursuant to which, among other things, the Group issued to SISH 51,000,000 Ordinary Shares that will vest (in whole or in part) upon, among other things, the achievement of certain earn-out thresholds prior to the fifth anniversary of the Closing Date, on the terms and subject to the conditions set forth in the Earn-Out Agreement (the “Earn-Out Shares”). On September 28, 2022, the Earn-Out Agreement was amended and restated to (i) extend the vesting period for the Earn-out Shares from the fifth to the tenth anniversary of the Closing Date and (ii) provide SIGNA Sport Projektbeteiligung AG, a Swiss stock corporation, as the current holder of the Earn-Out Shares with the ability to transfer the Earn-out Shares to any third party that provides financing, directly or indirectly, to the Company, in each case, on the terms and subject to the conditions set forth therein. The amendment to the Earn-Out Agreement has been approved by the Board of Directors.
In February 2022 SSU N.V. issued additional 28,370 Ordinary shares as part of the Wiggle SPA.
In March 2022 SSU N.V. issued 2,492,833 Ordinary shares as Stock payment under the Tennis Express SPA.
In May 2022 SSU N.V. issued 229,413 Ordinary shares as Stock payment to employees of the Group.
In September 2022 SSU N.V. issued 646,600 Ordinary shares as part from the 1,293,200 options granted to the Group’s CEO (see note 14) under the option agreement entered.
As of September 30, 2022 the total number of ordinary shares of SSU N.V. outstanding was 336,577,387 (with a par value of €0.12, respectively.
As of September 30, 2021, the total number of ordinary shares of SSU GmbH outstanding is 17,629,934 with a par value of €1.00. Adjusted for the effect of the Reorganization as discussed in Note 3, which is applied retrospectively to all prior periods presented for purpose of calculation earning per shares, the total number of ordinary shares outstanding as of September, 2021 was 202,469,867.
7.12. Share-based Payments
As of September 30, 2022, and 2021, the Group had the following share-based payment arrangements.

Option agreement Group CEO (2021)
In the previous reporting period ending September 30, 2021, SSU GmbH and the Group CEO signed a new employment contract, with an effective date as of March 31, 2021, and entered into an option agreement related to certain shares in SIGNA Sports United N.V. in which the Group CEO is granted the right to acquire 1,293,200 ordinary shares at a strike price of €0.12 per option. Based on the terms of the Listing equity-based compensation agreement, management concluded the equity-based compensation expense to be recognized as a result of the option agreement was €6.2 million for the fiscal year ending September 30, 2022 (2021: €2.7 million ). 646,600 Options have been exercised for Option Shares before the year ended September 30, 2022 and the remainder 646,600 Options may be exercised at any time for a period of three months following the earlier of Mach 31, 2024 and the termination of the CEO’s employment with the Company.

IPO Bonus SSU employees (2022)
On April 4, 2022, all employees who, on the day of the IPO, had a regular employment relationship of at least six months were granted with an award of Restricted Stock Units (“RSUs”) equaling the value of such participants monthly gross salary. The share price on this date was €6.90. The grant date fair value of these grants was recognized in profit or loss at the grant date and as a result of this IPO bonus agreement an equity-based compensation expense of €5.2 million has been recognized for the fiscal year ending September 30, 2022. The RSUs referred to above have no performance-based vesting criteria and will be issued one year after IPO date on December 15, 2022. On December 12, 2022, the original issue date was postponed to two years after the IPO date on December 15, 2023. The settlement of this award is share based. As at September 30, 2022, 0.8 million RSUs are outstanding for this award.

LTI board of directors (2022)
During the reporting period ending September 30, 2022, SSU NV and the board of directors signed a new Long-Term Incentive Plan. The grant date of this Long-Term Inventive Plan was May 30, 2022. Therefore, the following RSUs were granted to the members of the board of directors:
•to Wolfram Keil: 30,672 RSUs as an Initial Grant and 12,780 RSUs as an Annual Grant over a vesting period of 4 years;
•to Richard d’Abo: 30,672 RSUs as an Initial Grant and 12,780 RSUs as an Annual Grant over a vesting period of 4 years;

•to Dr. Dieter Berninghaus: 30,672 RSUs as an Initial Grant and 12,780 RSUs as an Annual Grant over a vesting period of 4 years;
•to Dr. Martin Wittig: 30,672 RSUs as an Initial Grant and 12,780 RSUs as an Annual Grant over a vesting period of 4 years;
•to Christoph Keese: 30,672 RSUs as an Initial Grant and 12,780 RSUs as an Annual Grant over a vesting period of 4 years;
•to Dr. Thomas Rudolph: 30,672 RSUs as an Initial Grant and 12,780 RSUs as an Annual Grant over a vesting period of 4 years.
The Initial Grant vests in four equal installments on each anniversary of the one-, two-, three- and four-year anniversaries of the first day of trading of the Company’s shares on the New York Stock Exchange (December 15, 2021; the Listing Date). The Annual Grant vests on the first anniversary of the Listing Date or on subsequent anniversaries of the Listing Date.

The RSUs referred to above have no performance-based vesting criteria. Each RSU represents a right to receive a payment in shares equal to the value of the RSU at the exercise date. The grant date fair value of these grants will be recognized in profit or loss over the service period by using the staged vesting approach. The share price on the grant date was €5.79. As a result of this Long-Term Incentive Plan an equity-based compensation expense of €0.6 million has been recognized for the fiscal year ending September 30, 2022.

IPO Bonus SSU management
In connection with the closing of the Business Combination, in November 2021, SSU and certain key executive officers of SSU and of its subsidiaries as well as certain senior employees of SSU entered into bonus agreements with a view to their legacy contractual rights to participate in a long-term incentive program to be established by SSU for time periods prior to the closing of the Business Combination and/or to receive a one-time bonus payment upon a successful listing. The aggregate nominal amount of the cash bonus payments to be made under these bonus agreements is €7.1 million.

The bonus agreements contained an offer to the beneficiaries to convert all or part of their bonus entitlements from a cash payment to a grant in SSU shares which the majority of the beneficiaries accepted for all or part of their cash bonus entitlements. The relevant number of SSU shares to be granted to the beneficiaries are to be calculated, inter alia, on the basis of the volume-weighted average price of the SSU shares five days prior to the defined record date (initially May 16, 2022), with the shares to be delivered by no later than May 23, 2022. The record date (and accordingly the delivery date of these shares) was postponed to May 16, 2023 and May 23, 2023, respectively by amendment agreements entered into on May 12, 2022 with the relevant beneficiaries. In these amendment agreements, the beneficiaries were also granted a right to convert a certain amount of their bonus entitlements back to a cash payment. As at September 30, 2022, SSU shares in the amount of €3.8 million are outstanding.

By resolution dated December 5, 2022, the Board approved an offer to be made to the beneficiaries under the amended bonus agreements to either have the relevant number of shares issued in May 2023 as defined in the amended bonus agreements or to convert the bonus payment claims back to payment in cash to be made on December 15, 2023. This offer will be formally made to the beneficiaries expectedly in March or April 2023.

WCRC Exit Bonus
On June 11, 2021, the board of directors from Mapil Topco Limited entered into an exit bonus scheme in the aggregate amount of €2.7 million payable in cash subject to the unconditional completion of the sale of Topco and its subsidiaries to Signa Sports United GmbH pursuant to the Wiggle SPA.

On December 14, 2021, the exit bonus scheme was amended by individual agreements with the beneficiaries to reflect that up to 25% of the awards under the exit bonus scheme were to be satisfied by the issue of shares in SSU. The relevant number of shares to be granted to each beneficiary was determined on the basis of the individual bonus amounts and a formula contained in the amendment agreements to reflect the cash and payment in shares portion in the Wiggle SPA.

The relevant number of SSU shares based on the individual bonus amounts to be granted to the beneficiaries were to be calculated, inter alia, on the basis of the volume-weighted average price of the SSU shares five days prior to the defined record date (initially May 16, 2022). The record date (and accordingly the delivery date of these shares) was postponed to May 16, 2023 and May 23, 2023, respectively by amendment agreements entered into on May 12, 2022 with the relevant beneficiaries. In these amendment agreements, the beneficiaries were also granted a right to convert a certain amount of their bonus entitlements back to a cash payment. As at September 30, 2022, SSU shares in the amount of €2.1 million is outstanding.

By resolution dated December 5, 2022, the Board approved an offer to be made to the beneficiaries under the amended bonus agreements to either have the relevant number of shares issued in May 2023 as defined in the amended bonus agreements or to convert the bonus payment claims back to payment in cash to be made on December 15, 2023. This offer will be formally made to the beneficiaries expectedly in March or April 2023.

WCRC Retention Bonus
On June 9, 2022, selected employees of Wiggle CRC group were granted a one-time retention bonus with a total value of €1.2 million. According to the bonus agreement, the bonus will be settled with the issuance of ordinary shares of SIGNA Sports United N.V. in two tranches (First pay-out date and Second pay-out date). Each selected employee unless terminated will receive their respective first tranche (First pay-out date) equivalent to 50% of their respective agreed total bonus amount on December 15, 2022. Similarly, the second tranche (Second pay-out date) equivalent to 50% of their respective agreed total bonus amount will be awarded to each respective employee unless terminated on June 15, 2023. SSU shares in the amount of €1.2 million is outstanding.

By resolution dated December 5, 2022, the Board approved an offer to be made to the beneficiaries under the retention bonus scheme to a cash bonus plan to be paid in December 15, 2024 or to defer the delivery date for the share delivery to December 15, 2023. This offer will be formally made to the beneficiaries expectedly in March or April 2023.
7.13. Provisions
The provisions as of September 30, 2022, are as follows:

EUR million
Balance of non-current provisions as of Oct. 1, 2021	0.1
Current provisions	4.9
Balance of provisions as of Oct. 1, 2021	5.0
Business Combinations	3.1
Use of provision	(0.7)
Reversal	(3.3)
Additions	0.1
Discount effect	(0.8)
Balance of provisions as of Sept. 30, 2022	3.4
Less current provisions	(1.0)
Balance of non-current provisions as of Sept. 30, 2022	2.4
Expected cash flow
Within 12 months	1.0
Within 1-5 years	0.3
After 5 years	2.1
Total	3.4

Provision mainly exist in particular for litigation risk in the United States due to different legal positions and dilapidation.

The provisions as of September 30, 2021, are as follows:

EUR million
Balance of non-current provisions as of Oct. 1, 2020	0.1
Current provisions	2.9
Balance of provisions as of Oct. 1, 2020	3.0
Use of provision	(1.7)
Reversal	(0.2)
Additions	3.9
Balance of provisions as of Sept. 30, 2021	5.0
Less current provisions	4.9
Balance of non-current provisions as of Sept. 30, 2021	0.1
Expected cash flow	—
Within 12 months	4.9
Within 1-5 years	0.1
After 5 years	—
Total	5.0
Provisions exist in particular for long-term bonus agreements that are linked to certain achievements of performance parameters, reorganization costs for the logistic and litigation risks in France as well as in the United States due to different legal positions where the outcome depends on court proceedings.

7.14. Non-current financial liabilities

	September 30,
EUR million	2022	2021
Liabilities to financial institutions	103.7	80.4
Lease liabilities	123.4	49.9
Other	90.1	10.1
Total	317.2	140.4

On May 5, 2021, the Group entered into a long-term syndicated financing to further strengthen the Group’s development and growth potential. The financing concludes a revolving facility with a maximum amount of €100.0 million. As of September 30, 2022, the Group utilized €100.0 million from the facility. Due to a formal covenant breach during the second quarter of the current fiscal year an amendment agreement was entered on May 30, 2022, and the formal covenant breach was cured.

On May 3, 2022, and July 25, 2022, the Group entered into two long-term financing agreements with SIGNA Holding GmbH to further strengthen the Group’s development and growth potential. The financing concludes two Revolving Credit Agreements with the amount of €50.0 million each. As of September 30, 2022, the Group utilized €80.0 million from the facilities.

Liabilities to financial institutions mainly consist of borrowings by certain entities of the Group under lines of credit with clearing banks. The average interest rate on the borrowings at September 30, 2022 was 3.4% (2021: 2.4%). Liabilities to financial institutions are secured by inventories.

The carrying amounts of assets pledged as security for current and non-current borrowings are:

	September 30,
EUR million	2022	2021
Current
Inventories	19.4	17.4
Total current assets pledged as security	19.4	17.4

7.15. Other non-current liabilities

	September 30,
EUR million	2022	2021
Personnel related liabilities	7.8	0.9
Other	0.1	0.1
Total	7.9	1.0
Personnel related liabilities consist of work performance liabilities.
7.16. Trade payables

	September 30,
EUR million	2022	2021
Trade payables	194.9	102.7
Total	194.9	102.7
The carrying amounts correspond to their fair values due to their short-term maturity. Payment is generally made within 120 days but may vary due to individual payment terms.

7.17. Other current financial liabilities

	September 30,
EUR million	2022	2021
Liabilities to financial institutions	4.2	1.3
Lease liabilities	20.7	11.0
Derivative financial instruments	2.3	—
Other	15.2	15.4
Total	42.4	27.7

Further information on financial liabilities to related parties is provided in note 12.
Liabilities to financial institutions are secured by inventories. Other liabilities include an amount of €9.9 million related to an agreement between SSU and a payment processing agency regarding payments to suppliers, where the financial institution assumes the payment obligation. Liabilities to financial institutions mainly consist of borrowings by certain entities of the Group under lines of credit with commercial banks. The average interest rate on the borrowings at September 30, 2022 was 1.8% (2021: 1.1%).
Please refer to section 10 for information on derivative financial instruments.
7.18. Other current liabilities

	September 30,
EUR million	2022	2021
Liabilities from other taxes	26.9	17.4
Liabilities for personnel expenses	16.0	12.9
Payables to customers	2.5	3.4
Refund liability	13.3	10.7
Other liabilities	15.6	1.8
Current income tax liabilities	1.2	1.7
Total	75.6	47.9
The liabilities for personnel expenses mainly include holiday and bonus obligations. For goods that are expected to be returned from customers, the Group recognizes a refund liability. The liability is measured at the amount the Group ultimately expects it will have to return to the customer.
7.19. Contract liabilities

	September 30,
EUR million	2022	2021
Contract liabilities	9.3	4.7
Total	9.3	4.7
Contract liabilities include customer advances, in particular advance payments received from the sale of vouchers. The Group recognized €2.0 million of revenues in 2022 from balances recognized as contract liabilities as of September 30, 2021. All contracts with customers are for periods of approximately one year. As permitted under IFRS 15, the transaction price allocated to these unsatisfied contracts is not disclosed.

8. Notes to the Consolidated Statements of Changes in Equity
Capital reorganization
On December 14, 2021, the Group closed the previously announced Business Combination pursuant to the Business Combination Agreement, dated June 10, 2021, by and among Yucaipa Acquisition Corporation (“Yucaipa”), SIGNA Sports United GmbH (“SSU GmbH”), SIGNA Sports United N.V. (formerly known as SIGNA Sports United B.V.), (“SSU N.V.”), Olympics I Merger Sub, LLC (“Merger Sub”) and SIGNA International Sports Holding GmbH (the “Yucaipa Merger”).
Therefore, the Group raised an additional €402.7 million in equity proceeds through a private placement of ordinary shares with existing shareholders of SSU GmbH, Yucaipa and other new investors (“PIPE Financing”). The PIPE Financing is treated as a capital contribution, which resulted in increases of €11.6 million and €391.1 million to share capital and capital reserve, respectively. Both the Yucaipa Merger and PIPE Financing closed on December 14, 2021. Upon consummation of the transactions, SSU N.V. became a publicly traded corporation at the New York Stock Exchange under the ticker SSU. The SSU Warrants are traded under the ticker SSU.WS. SSU N.V. incurred incremental transaction costs directly attributable to the issuance of new shares to Yucaipa shareholders and the PIPE Financing of €5.9 million, which it netted against the equity proceeds as a reduction in capital reserve. For further information see Note 3.
Conversion of convertible loan
During the financial year ended September 30, 2021 the following conversions of the loan into ordinary shares took place:

By conversion notices dated in June 2021 all five convertible loan lenders exercised their conversion rights of the convertible loan agreements and declared to SSU GmbH the conversion of the convertible loans into new shares of SSU GmbH.

As a result of the conversion: The carrying amount of the loan component in the amount of €75.4 million was reclassified to capital reserve and share capital (see below). The original equity component in the amount of €3.1 million continues to be recognized as share capital.

Furthermore, on September 28, 2021, the shareholders’ meeting of SSU GmbH resolved to increase the SSU GmbH’s capital by €1.7 million. The new shares to be issued were subscribed for by the five lenders.

Since the capital increase became effective upon entry in the Commercial Register at the Munich District Court on October 7, 2021 the amount of €1.7 million was not recognized in the share capital as of September 30, 2021, and therefore as of September 30, 2022.
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

On July 17, 2018, the shareholders of SIGNA Sports United GmbH and the executives signed a roll-up agreement regarding their shares in SIGNA Beteiligung I UG (haftungsbeschränkt) & Co. KG. According to this agreement, the limited partnership should cease in case of an IPO of SIGNA Sports United GmbH and the shares should be exchanged into shares in the listed SIGNA Sports United Group. This roll-up agreement was renewed and modified in some parts on September 14, 2020. In particular, the roll-up shall now also apply in case of an indirect IPO of SIGNA Sports United GmbH via a special acquisition company. Further, the executives were granted the right to immediately exercise their D1-Shares for an exercise price of €441.5. On January 29, 2021, the executives exercised in total 2,909 of the 3,177 D1-Shares.

By way of agreements dated May 17, 2021, among others, SSU GmbH , SIGNA International Sports Holding GmbH (SISH) and the SIGNA Sports Online GmbH (SSO)-minority shareholders have agreed, that, in connection with the transactions contemplated by the Business Combination Agreement by and among Yucaipa Acquisition Corporation, SIGNA Sports United GmbH, SIGNA Sports United B.V., Olympics Merger Sub, LLC and SIGNA International Sports Holding GmbH, dated June 10, 2021, as amended (DE-SPAC Transaction), the SSO-minority shareholders shall transfer by way of contribution in kind their respective shares directly or indirectly held in SIGNA Sport Online GmbH to the SSU GmbH against creation and subscription of new shares in SSU . GmbH. SSU GmbH is already the majority shareholder of SIGNA Sport Online GmbH. The contribution took place on September 29, 2021.
SSU GmbH as well as the executives (refer to Note 7.12) also hold interests as limited partners (Kommanditisten) in BTG KG, which in turn is a shareholder of SIGNA Sport Online GmbH. In connection with the DE-SPAC transaction and immediately prior to the aforementioned contribution in kind to the SSU by transfer of the shares in SIGNA Sport Online GmbH, BTG KG shall be dissolved and the shares held by it in SIGNA Sport Online GmbH shall be transferred by way of de facto-splitting to the limited partners (Kommanditisten) of BTG KG in accordance with the dissolution and transfer agreements.

By way of agreement dated June 8, 2021, among others, SSU GmbH, SISH and Rochon Holding have agreed, that, in connection with the transaction, Rochon Holding shall transfer by way of contribution in kind its shares held in SIGNA Sport Online GmbH to the SSU GmbH against creation and subscription of new shares in SSU GmbH.

By way of agreement dated June 7, 2021, among others, SSU GmbH, SISH and the founder of Tennis-Point have agreed, that, in connection with the transaction, the founder shall transfer by way of contribution in kind his shares held in Tennis-Point GmbH to SSU GmbH against creation and subscription of new shares in SSU GmbH. SSU GmbH is already the majority shareholder of Tennis-Point GmbH.

By way of agreement dated June 7, 2021, among others, SSU GmbH, SISH and the founder of SIGNA AppVentures have agreed, that, in connection with the transaction, the founder shall transfer by way of contribution in kind his shares held in SIGNA AppVentures GmbH to SSU GmbH against creation and subscription of new shares in SSU GmbH. SSU GmbH is already the majority shareholder of SIGNA AppVentures GmbH.

Thus, the shareholders intend to further increase the share capital of SSU GmbH by additional total €2.0 million by way of a capital increase in kind against contribution of the shares held by the minority shareholders in the portfolio companies.

Since the capital increase became effective upon entry in the Commercial Register at the Munich District Court on October 7, 2021 the amount of €2.0 million was not recognized in the share capital as of September 30, 2021, and therefore as of September 30, 2022.

Transaction cost in the amount of €1.2 million were capitalized and deducted from the equity.
The following table summarizes the effect of changes in the Group’s ownership interests:

EUR million	September 30, 2021
Carrying amount of non-controlling interest acquired	24.4
Consideration transferred	122.8
Thereof paid in cash	4.7
A decrease in equity attributable to owners of the Group	98.4

9. Notes to the Consolidated Statements of Cash flows
Operating activity
For fiscal year ending September 2022 the change in other non-current liabilities compromises mainly a change in the employee related liabilities.
For fiscal year ending September 2021 and 2020 the change in other non-current assets consist mainly of the change in derivative financial instruments in cash flow hedge accounting. The change in other non-current liabilities compromises mainly a change in non-current provisions.
Investment activity
The cash outflow from the acquisition of subsidiaries in fiscal year 2022 resulted from the acquisition of Tennis Express and Wiggle Group, please refer to Note 15.
The cash outflow from the acquisition of subsidiaries in fiscal year 2021 resulted from the acquisition of Midwest Sports Supply, Inc., Cincinnati, Ohio, USA ("Midwest") for a purchase price of €7.7 million.
The cash outflow from the acquisition of subsidiaries in fiscal year 2020 resulted from the acquisition of the remaining shares in System Sport GmbH for a purchase price of €0.7 million.
Financing activity
The total cash inflows and outflows from financing activities (continued and discontinued operations) can be reconciled with the balance sheet items as follows:

EUR million	Note	September 30, 2022	Cash outflow	Cash inflow	Other non-cash items	Business Combination	Reclass	October 1, 2021
Group equity
Share capital	7.11	46.5		11.6	5.6	—	11.6	17.6
Share capital- not registered		—	—	—	—	—	(3.6)	3.6
Capital reserve	7.11	1,335.2	(5.9)	391.1	399.6	—	(8.0)	558.4
Non-current financial liabilities
Liabilities to other	7.14	80.1	—	80.1	—	—	—
Lease liabilities	7.4	123.4	(3.3)	—	54.1	22.8	—	49.9
Liabilities to financial institutions	7.14	103.7	(77.6)	25.0	(1.5)	77.5	—	80.4
Other current financial liabilities
Lease liabilities	7.4	20.7	(16.2)	—	23.7	2.2	—	11.0
Liabilities to financial institutions	7.16	4.2	(1.0)	2.0	2.0	—	—	1.3
Other loans		—	(0.7)	—	—	—	—	0.7
Balance		1,713.9	(104.7)	509.8	483.5	102.5	—	723.0
Financial expenses
Net finance costs	6.6	(13.1)	(5.9)	—	(7.2)	—	—	—
Profit and loss statement		(13.1)	(5.9)	—	(7.2)	—	—	—
Proceeds from Recapitalization		—	—	23.6	—	—	—	—
Cash flow from financing activities			(110.6)	533.4

EUR million	Note	September 30, 2021	Cash outflow	Cash inflow	Other non-cash items	Conversion	Business combinations	October 1, 2020
Group equity
Share capital	7.11	17.6	—	—	—	—	—	17.6
Share capital- not registered		3.6	—	—	2.0	1.7	—	—
Capital reserve	7.11	558.4	—	—	114.3	73.8	—	370.4
Non-controlling interests		—	(4.6)	—	(19.7)	—	—	24.4
Non-current financial liabilities
Convertible loan	8	—	—	—	1.5	(75.4)	—	73.9
Lease liabilities	7.4	49.9	(1.0)	—	22.8	—	0.5	27.6
Liabilities to financial institutions	7.14	80.4	(30.5)	75.0	1.3	—	—	34.6
Other current financial liabilities
Financial liabilities to equity holders (including accrued interest)	12	—	(1.3)	—	—	—	—	1.3
Lease liabilities	7.4	11.0	(9.5)	—	12.3	—	0.2	8.0
Liabilities to financial institutions	7.16	1.3	(7.5)	—	(1.2)	—	—	10.0
Other loans		0.7	—	0.2	—	—	—	0.5
Balance		723.0	(54.4)	75.2	133.2	—	0.7	568.3
Financial expenses
Net finance costs	6.6	(6.7)	(3.6)	—	(3.2)	—	—	—
Profit and loss statement		(6.7)	(3.6)	—	(3.2)	—	—	—
Cash flow from financing activities			(58.0)	75.2

EUR million	Note	September 30, 2020	Cash outflow	Cash inflow	Other non-cash items	Conversion	Business combinations	Oct. 1, 2019
Group equity
Share capital	6.11	17.6	—	—	—	—	—	17.6
Capital reserve	6.11	370.4	—	—	3.1	—	—	367.3
Non-controlling interests*		24.4	(0.4)	—	(1.2)	—	—	26.0
Non-current financial liabilities
Financial liabilities to shareholders (including accrued interest)	11	—	(19.7)	—	—	(49.9)	—	69.5
Convertible loan	7	49.3	—	—	(0.6)	49.9	—	—
Convertible loan	7	24.6	—	24.4	0.2	—	—	—
Lease liabilities	6.4	27.6	—	—	(3.1)	—	0.4	30.3
Liabilities to financial institutions	6.14	34.6	(0.3)	32.0	(7.1)	—	—	10.0
Other current financial liabilities
Financial liabilities to equity holders (including accrued interest)	11	1.3	(5.5)	—	1.3	—	—	5.5
Lease liabilities	6.4	8.0	(7.8)	—	8.8	—	0.1	7.0
Liabilities to financial institutions	6.16	10.0	(1.0)	2.8	7.2	—	—	1.0
Other loans		0.5	(0.4)	—	—	—	—	0.9
Balance		568.3	(35.1)	59.2	8.6	—	0.5	535.1
Financial expenses
Interest expenses	5.6	(8.6)	(4.4)	—	(4.3)	—	—	—
Profit and loss statement		(8.6)	(4.4)	0.0	(4.3)	—	0.0	0.0
Cash flow from financing activities			(39.5)	59.2

10. Financial risk management

10.1. Categories and measurement at fair value
The following section provides additional information on the significance of financial instruments and on individual items of the consolidated statements of financial position and the consolidated statements of profit or loss and other comprehensive income with respect to financial instruments.
The following table shows the reconciliation of the consolidated statements of financial position items to the relevant classes of financial instruments as of September 30, 2022 and 2021, broken down by the carrying amount and fair value of the financial instruments and the allocation of the consolidated statements of financial position items to the measurement categories.
The financial instruments as of September 30, 2022, are as follows:

EUR million	Measurement category in accordance with IFRS 9	Balance sheet carrying amount as of September 30, 2022	Fair value hierarchy	Fair value
Financial asset
Other non-current financial assets		5.1		5.1
of which with related companies and persons	AC	—	2	—
of which from the positive fair values of derivative financial instruments in cash flow hedge accounting	Hedge Accounting	—	2	—
of which from other financial assets	AC	5.1	2	5.1
Trade receivables	AC	25.1	n/a	25.1
Other current financial assets		20.1	n/a	20.1
of which from the positive fair values of derivative financial instruments in cash flow hedge accounting	Hedge Accounting	1.1	2	1.1
of which from financial assets	AC	19.0	n/a	19.0
Cash and cash equivalents	AC	43.0	n/a	43.0
Financial liabilities
Non-current financial liabilities		317.2		193.0
of which to financial institutions	AC	103.7	2	101.6
of which other loans	AC	0.9	2	0.9
of which from lease liabilities	n/a	123.4	n/a	n/a
of which with related companies and persons	AC	80.0	2	81.3
of which put option liabilities	FVPL	5.4	2	5.4
of which from the negative fair values of derivative financial instruments in cash flow hedge accounting	Hedge Accounting	—	2	—
of which from other financial liabilities	AC	—	2	—
of which warrants	FVPL	3.8	1	3.8
Trade payables	AC	195.5	n/a	195.5

EUR million	Measurement category in accordance with IFRS 9	Balance sheet carrying amount as of September 30, 2022	Fair value hierarchy	Fair value
Other current financial liabilities		42.4		42.4
of which to financial institutions	AC	4.2	n/a	4.2
of which from lease liabilities	n/a	20.7	n/a	n/a
of which from the negative fair values of derivative financial instruments in cash flow hedge accounting	Hedge Accounting	2.3	2	2.3
of which from other financial liabilities	AC	15.2	n/a	15.2

The financial instruments as of September 30, 2021, are as follows:

EUR million	Measurement category in accordance with IFRS 9	Balance sheet carrying amount as of September 30, 2021	Fair value hierarchy	Fair value
Financial assets
Other non-current financial assets		1.4		1.4
of which with related companies and persons	AC	—	2	—
of which from the positive fair values of derivative financial instruments in cash flow hedge accounting	Hedge Accounting	0.0	2	0.0
of which from other financial assets	AC	1.4	2	1.4
Trade receivables	AC	26.3	n/a	26.3
Other current financial assets		24.0		24.0
of which from the positive fair values of derivative financial instruments in cash flow hedge accounting	Hedge Accounting	0.5	2	0.5
of which from financial assets	AC	23.5	n/a	23.5
Cash and cash equivalents	AC	50.7	n/a	50.7
Financial liabilities
Non-current financial liabilities		140.4		95.2
of which to financial institutions	AC	80.4	2	85.1
of which other loans	AC	0.9	2	0.9
of which from lease liabilities	n/a	49.9	n/a	n/a
of which put option liabilities	FVPL	9.3	2	9.3
of which from the negative fair values of derivative financial instruments in cash flow hedge accounting	Hedge Accounting	0.0	2	0.0
of which from other financial liabilities	AC	—	2	—
Trade payables	AC	102.7	n/a	102.7

EUR million	Measurement category in accordance with IFRS 9	Balance sheet carrying amount as of September 30, 2021	Fair value hierarchy	Fair value
Other current financial liabilities		27.7		16.7
of which to financial institutions	AC	1.3	n/a	1.3
of which from lease liabilities	n/a	11.0	n/a	n/a
of which from the negative fair values of derivative financial instruments in cash flow hedge accounting	Hedge Accounting	—	2	0
of which from other financial liabilities	AC	15.4	n/a	15.4

The following table shows the changes in Level 3 instruments for the twelve-month period ending September 30, 2021:

EUR million	Earn-out liabilities	Total
Opening balance as of Oct. 1, 2020	0.6	0.6
Changes in fair value	(0.6)	(0.6)
Utilization / reversal	—	—
Closing balance as of Sept. 30, 2021	—	—

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

The cumulative carrying amounts of financial instruments allocated to the measurement categories of IFRS 9 as of September 30, 2022 and September 30, 2021 are as follows:

EUR million	Carrying amount as of September 30, 2022	Fair value as of September 30, 2022
Financial assets measured at amortized cost (AC)	92.2	92.2
Financial assets at fair value profit or loss (FVPL)	—	—
Financial assets fair value OCI (Hedge Accounting)	1.1	1.1
Total financial assets	93.3	93.3
Financial liabilities measured at amortized cost (AC)	399.4	398.6
Financial liabilities at fair value through profit or loss (FVPL)	9.2	9.2
Financial liabilities at fair value OCI (Hedge Accounting)	2.3	2.3
Total financial liabilities	410.9	410.1

EUR million	Carrying amount as of September 30, 2021	Fair value as of September 30, 2021
Financial assets measured at amortized cost (AC)	101.5	101.5
Financial assets at fair value profit or loss (FVPL)	—	—
Financial assets fair value OCI (Hedge Accounting)	0.5	0.5
Total financial assets	101.9	101.9
Financial liabilities measured at amortized cost (AC)	197.9	202.6
Financial liabilities at fair value through profit or loss (FVPL)	9.3	9.3
Financial liabilities at fair value OCI (Hedge Accounting)	—	—
Total financial liabilities	207.2	211.9

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
There were no reclassifications between Level 1, Level 2 and Level 3 in fiscal year ending September 30, 2022 and 2021.

10.2. Offsetting of financial assets and financial liabilities
The table above presents gross financial assets and liabilities figures. No offset adjustments recognized.

10.3. Net gains and losses from financial instruments by measurement category in accordance with IFRS 9
The net gains and losses from financial instruments based on valuation categories according to IFRS 9 are as follows as of September 30, 2022, 2021 and 2020:

	September 30,
EUR million	2022	2021	2020
Financial assets measured at amortized cost (AC)	1.8	1.8	0.7
Financial liabilities measured at amortized cost (AC)	(5.7)	(5.9)	(7.6)
Financial assets measured at fair value	—	—	0.2
Financial liabilities measured at fair value	32.8	—	(0.3)
Net result	28.9	(4.1)	(7.0)

The net result from financial instruments includes net interest income and expenses, fair value measurements and impairments.
Interest expenses for financial liabilities not measured at fair value through profit or loss amounted to €5.7 million (2021: €8.1 million; 2020: €7.6 million).
Interest income from impaired financial assets is insignificant, as the receipt of payment is expected in the short term in most cases.
10.4. Management of financial risks
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
10.5. Credit and default risks
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
Nevertheless, the receivables are monitored on an ongoing basis. The monitoring of receivables is the responsibility of the Managing Directors of the individual subsidiaries. They are obliged to review the receivables regularly and draw up appropriate action plans. The decision on the creation of allowances is made individually by the companies. In the case of doubtful receivables, impairment losses are recognized in the amount of the default risk. If financial assets are uncollectible, they are written off in full. Please refer to Note 5.2 (Financial instruments) for more information on expected credit losses according to IFRS 9.
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

The following table contains information on the default risk and expected credit losses for trade receivables:

	September 30, 2022
EUR million	Gross carrying amounts	Value adjustment
Low risk	20.9	(3.2)
Medium risk	9.8	(2.4)
Total	30.7	(5.6)
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

The gross carrying amount of trade receivables and the valuation adjustments developed as follows in the fiscal year ended September 30, 2022 and 2021:

	September 30,
EUR million	2022	2021
Receivables at the beginning of the reporting period	30.8	25.8
Business combinations	1.0	0.1
Additions	26.6	27.5
Payments	(26.8)	(21.7)
Written-off receivables	(1.0)	(0.9)
Exchange rate differences	0.1	0.0
Receivables at the end of the reporting period	30.7	30.8

EUR million	September 30, 2022	September 30, 2021
Value adjustment (ECL) at the beginning of the reporting period	(4.6)	(4.2)
Business combinations	(0.1)	—
Additions	(1.3)	(1.0)
Utilization	0.1	0.5
Cancellations	0.2	0.2
Exchange rate differences	—	—
Value adjustment (ECL) at the end of the reporting period	(5.6)	(4.6)

The carrying amount of the financial assets plus the value adjustments (expected credit losses) recorded in the consolidated statement of financial position represents the maximum credit risk to which SIGNA Sports United Group is exposed on the balance sheet date. There were no impairments for other financial assets.
10.6. Liquidity risks
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

10.7. Maturity analysis of financial liabilities
The tables below analyze the Group’s financial liabilities into relevant maturity groups as of September 30, 2022 and 2021, respectively. The amounts disclosed in the table are the contractual undiscounted cash flows.

	September 30, 2022
EUR million	< 1 year	1-5 years	> 5 years	Total undiscounted cash flows	Carrying amount
Financial liabilities to financial institutions	9.9	106.9	—	116.8	107.9
Lease liabilities	23.4	81.4	54.7	159.6	144.2
Other financial liabilities	18.9	93.6	—	112.5	105.3
Trade payables	194.9	0.6	—	195.5	195.5
Inflow from Hedges	29.2	—	—	29.2	(2.0)
Outflow from Hedges	(31.2)	—	—	(31.2)	0.0
Total	245.0	282.6	54.7	582.3	550.8

	September 30, 2021
EUR million	< 1 year	1-5 years	> 5 years	Total	Carrying amount
Financial liabilities to financial institutions	1.3	85.7	—	87.0	81.6
Lease liabilities	11.0	33.2	18.1	62.3	60.9
Other financial liabilities	15.4	10.1	—	25.5	25.5
Trade payables	102.7	—	—	102.7	102.7
Inflow from Hedges	12.2	1.2	—	13.5	(0.4)
Outflow from Hedges	(12.5)	(1.3)	—	(13.8)	—
Total	130.0	128.9	18.1	277.1	270.3

For the interest-bearing liabilities the nominal interest rates and the face values are as followed.

				September 30, 2022		September 30, 2021
EUR million	Currency	Nominal interest rate	Year of maturity	Carrying amount	Face value	Carrying amount	Face value
Secured bank loan	EUR	1.00%	2026	0.4	0.3	0.5	0.4
Secured bank loan	EUR	1.30%	2025	0.3	0.3	0.4	0.4
Secured bank loan	EUR	1.55%	2025	0.3	0.3	0.4	0.4
Secured bank loan	EUR	0.90%	2025	0.2	0.2	0.2	0.2
Secured bank loan	EUR	1.25%	2024	0.4	0.4	0.6	0.6
Secured bank loan	EUR	0.60%	2024	0.2	0.2	0.2	0.2
Secured bank loan	EUR	0.25%	2026	1.8	1.8	2.0	2.0
Secured bank loan	EUR	0.25%	2026	1.8	1.8	2.0	2.0
Secured bank loan	EUR	EURIBOR 3M+3.5 points	2024	100.3	100.0	75.2	75.0
Unsecured bank loan	USD	2.50%	2023	2.2	2.2	0.0	0.0
Unsecured loan	EUR	EURIBOR 12M+5 points	2025	51.2	50.0	0.0	0.0
Unsecured loan	EUR	EURIBOR 12M+5 points	2025	30.2	30.0	0.0	0.0

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
The secured bank loans are secured over inventories. Please refer to Note 7.14.
10.8. Market risks
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
10.9. Foreign currency risks and currency risk of warrants
SIGNA Sports United Group is exposed to currency risks to a limited extent that there is a mismatch between the currencies in which sales and purchases are denominated and the respective functional currencies of the companies of SIGNA Sports United Group. Exchange rate risks exist primarily for the Swiss franc (CHF), the Swedish krona (SEK), the Norwegian krona (NOK), British Pound (GBP) and the US Dollar (USD). In order to reduce the effects of exchange rate fluctuations, SIGNA Sports United Group continuously quantifies the exchange rate risk.
SIGNA Sports United Group is exposed to foreign currency risks through highly probable payments in USD. In order to minimize foreign currency risk, SIGNA Sports United Group concludes corresponding forward transactions. As a result of the hedging transactions concluded for this risk, the Group was not exposed to any significant currency risk.
As of the balance sheet date, there are significant assets denominated in foreign currencies amounting to USD 2.1 million (2021: USD 0.2 million), CHF 2.4 million (2021: CHF 4.8 million), SEK 33.3 million (2021: SEK 42.2 million), DKK 3.6 million (2021: DKK 5.9 million), NOK 24.6 million (2021: NOK 43.2 million), PLN 1.8 million (2021: PLN 0.9 million) and GBP 0.4 million (2021: GBP 0.9 million) and liabilities amounting to USD 46.0 million (2021: USD 1.8 million), CHF 2.9 million (2021: CHF 0.5 million), SEK 27.6 million (2021: SEK 6.8 million), DKK 0.2 million (2021: DKK 0.0 million), NOK 1.6 million (2021: NOK 0.1 million), PLN — million (2021: PLN 0.0 million) and GBP 0.2 million (2021: GBP 0.3 million).
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
In the fiscal year, net gain from cash flow hedges in the amount of €-1.0 million (2021: €0.5 million; 2020: €-0.1 million) were recognized in other comprehensive income.
The maximum remaining term of cash flow hedges from planned transactions was essentially 12 months at the end of the fiscal year. It is expected that the hedged planned transactions will occur and thus affect the result of the next period.
The net assets of foreign subsidiaries and translation risks are not hedged against exchange rate fluctuations.
As of September 30, 2022, a change in foreign currency holdings by 10 percentage points against the euro would have only a minor impact on total comprehensive income.

In addition the Group’s activities expose it to the financial risks of changes in price of the warrants. As the warrants are recognized at fair value on the consolidated statement of financial position of the Group, the Group’s exposure to market risks results from the volatility of the warrants price. The Warrants are publicly traded at the New York Stock Exchange. A reasonable increase (decrease) in the warrant price by 10%, with all other variables held constant, would lead to a (loss) gain before tax of €0.4 million with a corresponding effect in the equity.

Currency risk shows the risk that the value of a financial instrument will fluctuate due to changes in foreign exchange rates. The warrants are traded in U.S. Dollar while the functional currency of SSU is Euro. A reasonably increase (decrease) in the U.S. Dollar / Euro exchange rate by 10%, with all other variables held constant, would lead to a gain (loss) before tax of €0.3 million / (€0.4 million) with a corresponding effect in the equity.

The risks associated with our warrants result in non-cash, non-operating financial statement effects and have no impact on the Company’s cash position, operating expenses or cash flows

10.10. Interest rate risks
Interest rate risks arise from fluctuations in interest rates on the capital market, which affect the Group’s net assets, financial position and results of operations.
Due to the contractually agreed fixed interest rates for financial liabilities, there are no significant interest rate risks for the reporting period. For further information on the main current financing arrangements and the underlying interest rates, see Note 13 “Related party transactions”. It was therefore not necessary to hedge interest rates through the use of derivatives.
The Group does not recognize fixed-interest financial assets and liabilities at fair value through profit or loss. Derivatives (interest rate swaps) are not designated as fair value hedging instruments. A change in the interest rate on the reporting date would therefore not affect profit or loss.
10.11. Capital management
SIGNA Sports United Group is not subject to any external legal requirements regarding capital management except the general capital regulations in the Dutch Civil Code (Burgerlijk Wetboek).
In the past, SIGNA Sports United Group was provided with capital by its parent company through capital contributions and intra-Group loans, primarily from SIGNA International Sports Holding GmbH. SIGNA Sports United distributes its financial resources among its Group companies independently of its parent company.

The objectives of SIGNA Sports United Group in managing its capital were:
•to secure its ability to continue as a going concern so that it can continue to generate income for its shareholders and economic benefits for other stakeholders, and
•to maintain an optimal capital structure to reduce the cost of capital.

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
The following table shows the total equity of SIGNA Sports United Group (as shown in the consolidated statements of financial position, including non-controlling interests) and the equity ratio:

	September 30,
EUR million	2022	2021	2020
Total equity	617.3	373.4	347.1
Total equity and borrowed capital	1,309.5	742.9	682.0
Equity ratio	47.1%	50.3%	50.9%

11. Discontinued operations
In September 2022, management concluded on the discontinuation of its retail business ‘Stylefile’ within Publikat. The decision to discontinue Stylefile was driven mainly by its historical performance and expected business forecasts in the absence of further capital investments and opportunity costs. Consequently, the Company is reporting its Stylefile business line as a discontinued operation.

All Stylefile related accounts receivable and accounts payable are included in the consolidated financial statements as of September 30, 2022. In addition, all tangible and intangible assets associated with the Stylefile operations have been tested for impairment as at September 30, 2022 resulting in the impairment of Stylefile inventories of €8.6 million and the impairment of €0.7 million for the domains and Goodwill of €4.1 million (please refer to Note 7.2).

Discontinued operations are presented separately from continuing operations in the consolidated statements of profit or loss and other comprehensive income and consolidated statements of cash flows.

	Fiscal year ended September
EUR million	2022	2021	2020
Results of discontinued operations
Revenue	53.0	58.2	58.8
Own work capitalized	0.1	0.4	0.3
Other operating income	0.1	0.7	1.0
Cost of material	(41.7)	(33.9)	(34.7)
Personnel expense	(9.3)	(9.1)	(9.0)
Other operating expenses	(19.5)	(20.6)	(18.9)
Depreciation and amortization	(2.3)	(1.8)	(1.1)
Impairment loss	(4.8)	—	—
Operating result	(24.4)	(6.2)	(3.5)
Finance result	(2.0)	(2.1)	(1.4)
Earnings before taxes (EBT)	(26.4)	(8.3)	(5.0)
Income tax expense/benefit	—	—	—
Loss for the period	(26.4)	(8.3)	(5.0)
Loss per share
Basic and diluted loss per share	(0.1)	—	—

Cash flow from discontinued operations	(7.7)	(13.2)	(4.5)
Net cash flow from/ (used in) operating activities	(6.6)	(4.3)	(2.5)
Net cash flow from/ (used in) investing activities	(0.6)	(1.2)	(0.9)
Net cash flow from/ (used in) financing activities	(0.5)	(7.7)	(1.2)

12. Commitments, contingent liabilities and guarantees
Liabilities of the Group to banks totaling €107.9 million (2021: €81.6 million) are secured mainly by inventories and trade receivables. Please refer to Note 7.14. The Group’s syndicated loan is secured by shares in a subsidiary. Contingent liabilities exist for bonus payments where the obligation is depending on future events.

13. Related party transactions
SSU N.V.’s parent is SIGNA International Sports Holding GmbH, Munich, Germany and the SSU N.V.’s ultimate controlling party is SIGNA Retail GmbH, Vienna, Austria. The next more senior parent that produces consolidated financial statements is SIGNA Retail Selection AG, Zürich, Switzerland.
Transactions and outstanding balances with related parties exist between the consolidated companies of SIGNA Sports United N.V. (see note 16) and the other companies of SIGNA Retail Selection Group, consisting of SIGNA Retail Selection AG, Zürich/Switzerland and its direct and indirect subsidiaries outside the consolidated companies of the Group, as well as with associated companies and joint ventures (e.g. Teamstolz GmbH and AEON SIGNA Sports United Co., Ltd.), and with members of management in key positions and the Board of Directors of the Group.
Transactions and outstanding balances with related parties are explained below. Please refer to Note 13 for the remuneration of Executive Management and the Board of Directors.
During the year, group entities entered into the following transactions with related parties who are not members of the Group:

	Transaction values			Balance outstanding
	September 30,
EUR million	2022	2021	2020	2022	2021
Sale of goods and services
OUTFITTER GmbH	—	—	0.8	—	—
SportScheck GmbH	0.3	0.4	—	0.3	0.5
SIGNA Sports United X GmbH	0.6	—	—	0.4	—
Tennis-Point UK Ltd.	—	—	—	0.2	—
Purchase of goods and services
OUTFITTER GmbH	0.5	—	0.5	3.8	—
Karstadt Sports		—	2.2		—
Galeria Karstadt Kaufhof GmbH	0.3	0.4	5.4	0.1	0.0
SportScheck GmbH	0.5	2.7	0.2	0.0	0.2
SIGNA Retail Selection AG	—	0.5	0.4	0.2	0.2
SIGNA Informationstechnologie GmbH	0.0	0.1	—	0.0	—
o5 Logistik GmbH	0.1	—	0.2	—	—
SIGNA Retail GmbH	0.1	0.7	0.4	0.7	—
SIGNA Financial Services AG	—	1.5	—	—	4.0
Financial liabilities and interest
SIGNA International Sports Holding GmbH
Convertible Loan and related interest	—	0.8	2.7	—	—
SIGNA Holding GmbH
Loan and related interest	1.4	—	—	81.4	—
Financial receivables and interest
SIGNA Sports United X GmbH	0.0	—	—	1.5	—
All outstanding balances with these related parties are to be settled in cash within three months of the reporting date. None of the balances is secured. No expense has been recognized in the current year or prior year for bad or doubtful debts in respect of amounts owed by related parties.
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
The partnership agreement and underlying business was terminated within the financial year ending September 30, 2021.
Dr. Zoll entered into a loan agreement with SIGNA Retail Selection AG, an indirect majority shareholder of SISH who grants similar financial assistance to other SIGNA Retail group companies from time to time. The loan is for an amount of up to €5.3 million, bearing interest at 2.0% per annum, for the purpose of financing tax obligations that would arise if Dr. Zoll transfers shares acquired under the option rights to a personal investment vehicle and is payable only at the request of Dr. Zoll in connection with such a transfer. Provided the aforementioned terms are met, the loan term will end at the earlier of March 31, 2024 or within five days of the receipt of a notice of termination issued by either party. Any loan amount drawn upon, plus interest, is repayable no later than March 31, 2024.

14. Remuneration of the members of Executive Management and the Board of Directors

Executive management has authority and responsibility for planning, directing and controlling the activities of the Group, and is considered to be key management personnel. In the financial year ended September 30, 2022, the key management personnel as defined above received short-term employee benefits as total compensation.

The total remuneration of management is shown in the following table:

	September 30,
EUR million	2022	2021	2020
Salaries and other short-term benefits	6.3	4.3	4.0
Post-employment benefits	—	—	0.9
Termination benefits	—	—	0.2
Share-based payments	8.1	2.7	—
Total	14.4	7.0	5.1
Compensation of the Group’s key management personnel includes salaries, other short-term benefits as well as share-based payments. For further information regarding the share-based payments see note 7.12.
The Board of Directors monitors and advises management on all matters relating to the daily business of SSU and in particular in the exercise of rights in relation to its direct holdings. The Non-Executive Directors have been appointed to the Board of Directors of the Company on December 14, 2021. The Board of Directors currently consists of 7 members.
The total remuneration of the Board of Directors in the fiscal year amounted to €1.5 million and includes an equity-based compensation expense of €0.6 million as a result of a Long-Term Incentive Plan (see Note 7.12) for the fiscal year ending September 30, 2022. For the fiscal years ended September 30, 2021, and September 30, 2020, there was an advisory board installed and the total remuneration amounted to €0.3 million for each period.

15. Business combinations

The following strategic business combinations were made to form the SIGNA Sports United Business in fiscal year ending September 30, 2022:

Acquisition of Wiggle Group
On December 14, 2021, SSU GmbH completed the acquisition of 100% of the issued shares in Wiggle Group, a UK headquartered online cycling and multisport specialist, for a total consideration of €510.8 million. The strategic investment is intended to strengthen the Company’s activities in the Bike & Outdoor business segment and to extend the Company’s internationalization strategy. The operating results and assets and liabilities of the acquired company are consolidated from December 14, 2021.
Acquisition-related costs in the amount of €0.2 million were reported within other operating expenses (2021: €3.6 million).

Details of the consideration transferred on acquisition date:

EUR million
Cash Consideration	236.0
Equity Consideration	274.8
Total consideration	510.8
As of September 30, 2022, the purchase price allocation has been completed. The following table illustrates the recognized assets and (liabilities) assumed at the date of the acquisition:

EUR million	Fair value at the time of acquisition
Property, plant and equipment	9.5
Right-of-use-assets	24.8
Identifiable intangible assets	202.0
Inventories	78.0
Trade receivables	0.7
Other current financial asset	2.4
Other current assets	11.2
Cash and cash equivalents	45.8
Non-current provisions	(3.1)
Non-current financial liabilities	(98.0)
Deferred tax liabilities	(28.5)
Trade payables	(41.2)
Other current financial liabilities	(2.0)
Other current liabilities	(69.6)
Contract liabilities	(1.7)
Total identifiable net assets acquired	130.3
Consideration transferred	510.8
Goodwill	380.4
The goodwill is attributable mainly to the synergies expected to be achieved from integrating the Wiggle Group into the Group’s existing bike and outdoor business as well as from the expansion of existing business activities and the expected benefits from the expansion into new markets and business segments. Therefore, an amount of €61.2 million of the originally recognized Goodwill of €380.4 million was allocated to the group of CGUs Internetstores. Furthermore, an impairment loss which was fully allocated to goodwill of €243.7 million was recognized for the fiscal year ended September 30, 2022 (see Note 7.2). None of the goodwill recognized is expected to be deductible for tax purposes.
The fair value of the trademarks was determined using the relief from royalty method. The fair value allocated to customer relationships was determined using the “Multi-Period Excess Earnings Method”.
From the acquisition date on December 14, 2021 to September 30, 2022, the Wiggle Group contributed revenue of €223.8 million and loss of €123.1 million to the Group’s results. If the acquisition had taken place on October 1, 2021, management estimates that the contribution to the consolidated revenue and consolidated loss would have been €295.9 million and €175.8 million, respectively. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on October 1, 2021.
Acquisition of Tennis Express
On January 1, 2022, the Company acquired 66.66 % of the issued shares in Tennis Express, a full-service tennis specialty retailer based in Houston, Texas. The strategic investment is intended to strengthen the activities in the Tennis business segment and to extend the Group internationalization strategy. The purchase price paid in cash amounted to €3.6 million and also consists of equity instruments in the amount of €16.9 million. At the time of the acquisition, the Company and the non-controlling shareholders entered into a nearly symmetrical put call options that are classified as a synthetic forward transaction. Under these options, the Group is obligated to acquire the remaining 33.34% of non-controlling interests for a contractually agreed consideration no later than the expiry of the options on February 29, 2024. The expected payment resulting from the put option liability at the acquisition date is €10.8 million. The Group has applied the anticipated acquisition method, whereby the put option liability is viewed as part of the consideration transferred and no non-controlling interest is recognized.
Acquisition-related costs in the amount of €0.1 million were reported within other operating expenses (2021: €0.3 million).
The following table illustrates the recognized assets and (liabilities) assumed at the date of the acquisition:

EUR million	Fair value at the time of acquisition
Property, plant and equipment	0.1
Right-of-use-assets	0.2
Identifiable intangible assets	7.1
Inventories	9.1
Trade receivables	0.1
Other current assets	1.4
Cash and cash equivalents	0.6
Deferred tax liabilities	(1.8)
Tax liabilities	(1.1)
Trade payables	(3.2)
Other current liabilities	(2.6)
Total identifiable net assets acquired	9.9
Consideration transferred	31.3
Goodwill	21.4
The goodwill is attributable mainly to the synergies expected to be achieved from integrating Tennis Express into the Group’s existing tennis business as well as from the expansion of existing business activities and the expected benefits from the expansion into new markets and business segments. Therefore, the recognized Goodwill of €21.4 million was fully allocated to the group of CGUs Tennis US. None of the goodwill recognized is expected to be deductible for tax purposes.
From the acquisition date on January 1, 2022, to September 30, 2022, Tennis Express contributed revenue of €44.5 million and loss of €6.8 million to the Group’s results. If the acquisition had taken place on October 1, 2021, management estimates that the contribution to the consolidated revenue and consolidated loss would have been €59.3 million and €8.3 million, respectively. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on October 1, 2021.
The following strategic business combinations were made to form the SIGNA Sports United Business in fiscal year ending September 30, 2021:
Acquisition of Midwest Sports
The acquisition of Midwest Sports Supply, Inc., Cincinnati, Ohio, USA ("Midwest"), an online retailer, which closed on April 30, 2021, was a strategic investment to strengthen the activities in the Tennis business segment.
As part of the transaction, SIGNA Sports United acquired 60.61 % of the shares in Midwest. The purchase price paid in cash amounted to €7.7 million at the time of acquisition. At the time of the acquisition, SSU and the non-controlling shareholders entered into a nearly symmetrical put call option that can be classified as a synthetic forward transaction. Under the options, the Group is obligated to acquire the remaining 39.39 % non-controlling interests for a contractually agreed consideration no later than the expiry of the options on March 31, 2025. The expected payment resulting from the put option liability at the acquisition date is €5.5 million. The Group has applied the anticipated acquisition method, whereby the put option liability is viewed as part of the consideration transferred and no non-controlling interest is recognized.
Acquisition-related costs in the amount of €0.4 million were reported within other operating expenses.
As of September 30, 2021, the purchase price allocation has been completed. The following table illustrates the recognized assets and liabilities assumed at the date of the acquisition:

EUR million	Fair value at the time of acquisition
Property, plant and equipment	0.1
Right-of-use-assets	0.6
Identifiable intangible assets	1.7
Other non-current assets	0.3
Inventories	4.9
Trade receivables	0.1
Other current assets	0.1
Cash and cash equivalents	0.2
Other non-current liabilities	(0.5)
Tax liabilities	(0.7)
Trade payables	(3.2)
Other current liabilities	(1.4)
Total identifiable net assets acquired	2.2
Consideration transferred	13.2
Goodwill	11.0
The goodwill allocated to the expected synergies from the expansion of existing business activities and the expected benefits from the expansion into new markets and business segments was not tax deductible.
The fair value of the trademarks was determined using the relief from royalty method. The fair value allocated to the customer relationship was determined using the “Multi-Period Excess Earnings Method”.
From the acquisition date on April 30, 2021, to September 30, 2021, Midwest contributed revenue of €16.5 million and profit of €0.5 million to the Group’s results. If the acquisition had taken place already on October 1, 2020, management estimates that the contribution to the consolidated revenue and consolidated profit would have been €35.9 million and €2.5 million, respectively. In determining these amounts, management has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on October 1, 2020.

16. Disclosures on shareholdings in accordance with IFRS 12

As of September 30, 2022, SIGNA Sports United Group comprised the following material companies which were included in the scope of consolidation:

Name	Principal place of business, Country	Sum of the direct and indirect shares as of September 30, 2022	Type of interest [1]	Sum of the direct and indirect shares as of September 30, 2021	Type of interest [1]
SIGNA Sports NV	Berlin, Germany
SIGNA Sports United GmbH	Berlin, Germany	100.0%	FC	—%	—
Olympics I Merger Sub, LLC	George Town, Cayman Islands,UK	100.0%	FC	—%	—
OUTFITTER Teamsport GmbH	Großostheim, Germany	100.0%	FC	100.0%	FC
Teamstolz GmbH	Ehingen, Germany	55.0%	AE	55.0%	AE
SIGNA SPORTS CENTRO TÉCNICO SL	Barcelona, Spain	100.0%	FC	100.0%	FC
Score Invest SAS	Holtzheim, France	80.6%	FC	80.6%	FC
Tennis-Point GmbH	Herzebrock-Clarholz, Germany	100.0%	FC	100.0%	FC

MRS Tennis AG	Dietikon, Switzerland	100.0%	FC	100.0%	FC
Tennis-Point Handels GmbH	Graz, Austria	100.0%	FC	100.0%	FC
TENNIS POINT SPOR MALZEMELERI LIMITED SIRKETI	Serik Antalya, Turkey	100.0%	FC	100.0%	FC
Tennis-Point Iberia S.L.	Barcelona, Spain	100.0%	FC	100.0%	FC
Tennis-Point d.o.o.	Bol, Croatia	100.0%	FC	100.0%	FC
Tennis Point Italia SRL	Bruneck, Italy	100.0%	FC	100.0%	FC
Midwest Sports Supply LLC.	Cincinnati, USA	60.6%	FC	60.6%	FC
Ballside GmbH	Rostock, Germany	100.0%	FC	100.0%	FC
Tennis Express LLC	Houston, USA	66.7%	FC	—%	FC
Publikat GmbH	Großostheim, Germany	100.0%	FC	100.0%	FC
SIGNA Sport Online GmbH	Munich, Germany	100.0%	FC	100.0%	FC
Internetstores Holding GmbH	Stuttgart, Germany	100.0%	FC	100.0%	FC
Internetstores GmbH	Stuttgart, Germany	100.0%	FC	100.0%	FC
Bikester Sweden Retail Stores AB	Stockholm, Sweden	100.0%	FC	100.0%	FC
Addnature AB	Stockholm, Sweden	100.0%	FC	100.0%	FC
Probikeshop-Dolphin France SAS	Saint Etienne, France	100.0%	FC	100.0%	FC
E-Procall	Saint Etienne, France	100.0%	FC	100.0%	FC
E-Prolog	Chapponay, France	—%	0	100.0%	FC
SIGNA Beteiligung I Verwaltungs UG (haftungsbeschränkt)	Munich, Germany	100.0%	FC	100.0%	FC
SIGNA Beteiligung I UG (haftungsbeschränkt) & Co KG	Munich, Germany	100.0%	FC	100.0%	FC
Sports Data Services GmbH (formally known as INSIGNA GmbH)	Munich, Germany	100.0%	FC	100.0%	FC
SIGNA AppVentures GmbH	Munich, Germany	100.0%	FC	100.0%	FC
AEON SIGNA Sports United Co., Ltd.	Chiba, Japan	50.0%	AE	50.0%	AE
Sports North America Holding Corp.	New York, USA	100.0%	FC	—%	—
SSU Midwest Acqusition Corp.	New York, USA	100.0%	FC	—%	—
Sports Media Services Gmbh	Berlin, Germany	100.0%	FC	—%	—
Mapil TopCo Limited	Portsmouth, United Kingdom	100.0%	FC	—%	—
Mapil MidCo 1 Limited	Portsmouth, United Kingdom	100.0%	FC	—%	—
Mapil MidCo 2 Limited	Portsmouth, United Kingdom	100.0%	FC	—%	—
Mapil Bidco Limited	Portsmouth, United Kingdom	100.0%	FC	—%	—
Ensco 503 Limited	Portsmouth, United Kingdom	100.0%	FC	—%	—
Wiggle Limited	Portsmouth, United Kingdom	100.0%	FC	—%	—

Peleton Topco Limited	Portsmouth, United Kingdom	100.0%	FC	—%	—
Peleton Midco 1 Limited	Portsmouth, United Kingdom	100.0%	FC	—%	—
Chain Reaction Cycles Limited	Portsmouth, United Kingdom	100.0%	FC	—%	—
Hotlines Europe Limited	Edinburgh, United Kingdom	100.0%	FC	—%	—
Chain Reaction Cycles Retail Limited	Belfast, United Kingdom	100.0%	FC	—%	—
Taiwan Chain Reaction Co. Ltd	Yuanlin, Taiwan	100.0%	FC	—%	—
Wiggle Australia Pty Limited	Portsmouth, United Kingdom	100.0%	FC	—%	—
WiggleCRC US LLC	Portsmouth, United Kingdom	100.0%	FC	—%	—

1     FC: Full consolidation,
AE: At-equity

Although, the Group has half of the voting rights of AEON SIGNA Sports United Co., Ltd. and Teamstolz GmbH, management decided that the Group has no control over these investees, AEON SIGNA Sports United Co., Ltd and Teamstolz GmbH are accounted for at-equity.

17. Segment information

Basis for segmentation

SIGNA Sports United Group operates a variety of e-commerce platforms and offline stores for various brands and offers a broad product portfolio in the sporting goods sector. The Group has the following divisions, which are its operating segments: Tennis EU, Tennis US, Bike & Outdoor, Wiggle Group and Teamsport. In the current financial year the Group decided to discontinue its ‘Stylefile’ business (see note 11). These divisions offer different products and services and are managed separately because they require different technology and marketing strategies. The Wiggle Group was added in the current year as an operating segment following the business combination in December 2022. Similarly, the Tennis US operating segment was added in the current year following the acquisition of Tennis Express and the shift of Midwest Sports from the Tennis EU operating segment to the Tennis US operating segment. (refer Note 15. Business combinations).

Segment             Operations

Tennis EU    Retail activities and online business with main brands Tennis-Point and TennisPro; product portfolio comprises tennis supplies which are sold mainly in Europe

Tennis US    Retail activities and online business with main brands Tennis-Point (Midwest Sports) and Tennis Express; product portfolio comprises tennis supplies which are sold mainly in the US

Bike & Outdoor    Retail activities and online business through various brands; product portfolio comprises bikes and related services as well as outdoor products

Wiggle Group    Retail activities and online business through various brands; product portfolio comprises bikes and related services which are sold mainly in the UK

Teamsport    Sale through the online shop OUTFITTER; focus is on offering and selling sports & teamsports wear as well as customizing of merchandise

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (CODM). The CODM evaluates the financial performance of SIGNA Sports United Group, allocates resources and is involved in strategic and operational decision making on an ongoing basis. The CODM receives and reviews the internal management reporting for each operating segment at least once a month in order to make decisions and allocate resources to the Tennis, Bike & Outdoor, and Teamsport segments.
In accordance with IFRS 8.5, the five operating segments mentioned above are represented as three reportable segments. The reportable segment of “Tennis” includes Tennis EU and Tennis US. The reportable segment of “Bike and Outdoor” is made up of the operating segments relating to the Wiggle Group and Bike & Outdoor. The third reportable segment is “Teamsport”. For the determination of the reportable segments long-term revenue growth, gross profit margin and Segment adjusted EBITDA margin (which is calculated using adjusted EBITDA (as defined below) divided by total revenue) as economic indicators have been assessed.
In the current financial year impairment losses of €1.9 million were recognized within the reportable segment “Tennis”and €252.9 million within the reportable segment “Bike & Outdoor”. The impairment losses are included in ‘Impairment’ within the consolidated statement of profit or loss. See further information regarding impairment testing in Note 7.2.

Segment Adjusted EBITDA
The CODM assesses the performance of the operating segments based on Segment adjusted EBITDA (which is defined as consolidated net income (loss) before interest, income taxes, depreciation and amortization adjusted for impairments and certain other items which management believes do not reflect the core operating performance of the operating segments) adjusted for certain items which management believes do not reflect the core operating performance of the operating segments. Such adjustments described below in more detail include acquisition related charges, reorganization and restructuring costs, consulting fees, share-based compensation and other items.

Information on reportable segments

	Fiscal year ended September 30, 2022
EUR million	Tennis	Bike & Outdoor	Teamsport	Segment total
Revenue	259.1	763.6	46.8	1,069.5
External revenue	259.0	763.4	40.4	1,062.8
Intersegment revenue	0.0	0.2	6.4	6.6
Segment Adjusted EBITDA	(0.3)	(28.3)	(6.9)	(35.5)
Segment Assets	233.7	579.8	71.9	885.4
Segment Liabilities	224.5	557.9	144.0	926.5

	Fiscal year ended September 30, 2021
EUR million	Tennis	Bike & Outdoor	Teamsport	Segment total
Revenue	165.4	607.6	47.0	820.0
External revenue	165.4	607.0	41.2	813.7
Intersegment revenue	—	0.5	5.8	6.3
Segment Adjusted EBITDA	7.2	41.4	(4.0)	44.6
Segment Assets	156.3	450.6	95.9	702.8
Segment Liabilities	124.4	284.9	128.2	537.5

	Fiscal year ended September 30, 2020
EUR million	Tennis	Bike & Outdoor	Teamsport	Segment total
Revenue	125.9	497.5	25.6	649.1
External revenue	125.5	497.4	21.6	644.4
Intersegment revenue	0.5	0.1	4.0	4.6
Segment Adjusted EBITDA	2.2	24.7	(2.6)	24.3
Segment Assets	122.5	435.7	82.1	640.4
Segment Liabilities	84.6	273.5	96.1	454.2

The following table reconciles the performance indicators presented in the segment information to the consolidated statements of profit or loss and other comprehensive Income of SIGNA Sports United Group.

	September 30,
EUR million	2022	2021*	2020*
Segment Adjusted EBITDA total**	(35.5)	44.6	24.3
Unallocated corporate costs (1)	(30.9)	(15.0)	(7.7)
Acquisition related charges (2)	(2.7)	(0.5)	(0.4)
Reorganization and restructuring costs (3)	(140.5)	(7.2)	(3.2)
Consulting fees (4)	(41.7)	(21.6)	(0.6)
Share-based compensation (5)	(17.1)	(2.7)	(0.1)
Other items not directly related to current operations (6)	(2.7)	1.2	(2.5)
Other net finance income/ (cost) (7)	19.5	(0.3)	—
Impairment loss	(254.9)	(0.6)	(0.1)
Result from investments accounted for at equity	(1.2)	(1.3)	(0.7)
Interest Expense (net)	(4.2)	(4.3)	(7.1)
Depreciation and amortization	(53.9)	(28.5)	(24.5)
Earnings before taxes (EBT)	(565.9)	(36.2)	(22.6)

* The comparative numbers have been re-presented as a result of discontinued operations. Refer to Note 11- Discontinued Operations.
** The definition of Segment adjusted EBITDA was changed beginning October 1, 2021 to include ramp-up costs and consulting expenses related to management hiring which had previously been excluded. The prior period amounts have been adjusted to state the relevant amounts on a comparable basis. The impact on the prior period Segment adjusted EBITDA was less than €1.4 million.
(1) Unallocated corporate costs consist of mainly intercompany activities and loans, corporate functions as well as cost allocations.
(2) Acquisition related charges consist of transaction costs incurred from acquisitions during the period or subsequent business integration related project costs directly associated with an acquired business.
(3) Reorganization and restructuring costs represent fees and costs associated with various internal reorganization and restructuring initiatives across the SSU’s segments, including share listing expenses of €121.9 million and restructuring costs of €18.5 million in the fiscal year ended September 30, 2022. In the fiscal year ended September 30, 2021, reorganization and restructuring costs consisted mainly of severance costs in the amount of €2.8 million and restructuring costs in the amount of €4.0 million.
(4) Consulting fees primarily consists of consultancy fees in connection with acquisitions, financing (equity and debt) and strategic projects including expenses incurred in connection with the share listing of €25.7 million, fees related to ERP implementation of €3.9 million and preparation costs in relation to being Sarbanes-Oxley (SOX) compliant of €3.2 million for the fiscal year ended September 30, 2022. In the fiscal year ended September 30, 2021, consulting fees primarily consisted of expenses incurred in connection with the public listing of €17.8 million, fees related to Business Combinations of €1.5 million and expenses for a market study in the amount of €0.8 million.
(5) Share-based compensation represents non-cash share-based compensation expenses related to option awards to employees and executives.
(6) Other items are excluded from adjusted EBITDA because they are not considered to be representative of the performance of our businesses.
(7) Other net finance income/ (cost) consists mainly of currency gains and losses and impact from derivative revaluations,

Reconciliations of information on reportable segments to the amounts reported in the financial statements

	September 30,
EUR million	2022	2021	2020
I. Revenue
Total segment revenue	1,069.5	820.0	649.1
Intersegment elimination	(6.6)	(6.3)	(4.6)
Consolidated revenue	1,062.8	813.7	644.4
II. Assets
Total segment assets	885.4	702.8	640.4
Unallocated and intersegment elimination	424.1	40.1	41.6
Consolidated assets	1,309.5	742.9	682.0
III. Liabilities
Total segment liabilities	926.5	537.5	454.2
Unallocated and intersegment elimination	(234.2)	(168.0)	(119.3)
Consolidated liabilities	692.2	369.5	334.9

Unallocated and intersegment elimination consists of mainly intercompany activities and loans, corporate functions as well as cost allocations.

Geographical information

Non-current assets excluding goodwill are based on the location of the company owning such assets.

	Non-current assets as of September 30,
EUR million	2022	2021
Germany	296.0	245.8
Switzerland	0.7	0.2
United Kingdom	223.4	—
Austria	1.0	0.6
France	34.9	31.4
USA	16.5	2.2
Rest of the world	20.5	17.0
Total	592.9	297.1

For the geographical breakdown of external revenues see note 6.1.

18. Events after the reporting period

As described in note 2, On September 28, 2022, the Group entered into the Subscription Agreement with SIGNA Holding to issue €100.0 million aggregate principal amount of Initial Convertible Bonds to SIGNA Holding with a closing date on October 4, 2022, which was subsequently sold and transferred to our affiliate SIGNA European Invest Holding AG. The convertible bonds mature on October 4, 2028. Bondholders have the right to increase the principal amount of the Initial Convertible Bonds by an additional aggregate principal amount of up to €200.0 million as of closing of the convertible bond issuance and until and including September 30, 2023 in one or more tranches with minimum denominations of €1.0 million (Upsize option).

In addition, on February 6, 2023, the Group received the SIGNA Holding Equity Commitment Letter from SIGNA Holding. Such commitment provides the Company with the right to issue and sell (put right) Additional Convertible Bonds to our affiliate SIGNA Holding, at the same terms and conditions as the Initial Convertible Bonds, in one or more tranches until and including September 30, 2024 for an aggregate additional principal amount of €130.0 million of newly issued convertible bonds. Any subsequent exercise of the put right pursuant to the SIGNA Holding Equity Commitment Letter will reduce Euro for euro, the available amount under the ‘Upsize Option’ granted by SSU to SIGNA Holding in connection with the issuance of the ‘Initial Convertible Bonds‘. The SIGNA Holding Equity Commitment Letter was required to address our very precarious liquidity situation since the beginning of our fiscal year ending September 30, 2023 fiscal year and to provide the Company with a going-concern perspective until mid-February 2024. Simultaneously with signing the SIGNA Holding Equity Commitment Letter, we entered into an amendment agreement to the SIGNA Holding RCF I with SIGNA Holding on February 6, 2023 (the “SIGNA Holding RCF I Amendment”). The purpose of the SIGNA Holding RCF I Amendment is to provide us with a bridge financing in the amount of up to €50.0 million until the respective tranches under the Additional Convertible Bonds have been issued and settled. Any amounts drawn under the additional €50.0 million in funding available to us under the amended SIGNA Holding RCF I will be repaid by issuing Additional Convertible Bonds in accordance with the terms and conditions of the SIGNA Holding Equity Commitment Letter to SIGNA Holding.
On January 26, 2023, we received waivers from the lenders under the LBBW RCF waiving the requirement to comply with the net leverage covenant through the period ending June 2024 and the minimum EBITDA covenant for the testing period ending on September 30, 2023 and maintaining the available liquidity covenant at €30.0 million for each testing date after March 31, 2023.
SIGNA Retail Selection Group (Refer Note 13. Related party transactions) underwent a restructuring in December 2022. As a result of the restructuring, the Company is subject to potential forfeitures of tax assets from losses carried forward of up to €1.6 million.

Berlin, February 6, 2023

SIGNA Sports United N.V.

Dr. Stephan Zoll                               Alexander Johnstone
Chief Executive Officer                           Chief Financial Officer

Dr. Philipp Rossner                               Thomas Neumann
Chief Strategy Officer                           Chief Technical Officer

Exhibit 2.3

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

As of the date of this Annual Report, SIGNA Sports United N.V. (the “Company”, “we” or “us”) has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: (a) ordinary shares, nominal value €0.12 per share (the “Ordinary Shares”), and (b) warrants to purchase Ordinary Shares (the “Warrants”).
The following descriptions do not purport to be complete and are subject to the Company’s articles of association (the “Articles of Association”) and the amended and restated warrant agreement relating to the warrants (the “Warrant Agreement”), copies of which have been filed as exhibits to the Company’s Annual Report on Form 20-F of which this Exhibit 2.3 is a part, and are subject to provisions of applicable Dutch law.
ORDINARY SHARES
General
We were incorporated pursuant to Dutch law on May 19, 2021 as a Dutch private limited liability company (besloten vennootschap met beperkte aansprakelijkheid), and upon the consummation of the Business Combination (as defined below), we converted into a Dutch public limited company (naamloze vennotschap). Our corporate affairs are governed by the Articles of Association, the rules of the Board, our other internal rules and policies and by Dutch law.
We are registered with the Dutch Trade Register under number 82838194. Our corporate seat is in Amsterdam, the Netherlands, and our office address is Kantstraße 164, Upper West, 10623 Berlin, Federal Republic of Germany.
Share Capital
Authorized Share Capital
As of the date of this Annual Report, we have an authorized share capital in the amount of €187,500,000, divided into 1,562,500,000 Ordinary Shares, each with a nominal value of €0.12. Under Dutch law, our authorized share capital is the maximum capital that we may issue without amending the Articles of Association. An amendment of the Articles of Association would require a resolution of our general meeting (“General Meeting”) upon proposal by the board of directors the (“Board”).
Our Ordinary Shares
Under Dutch law, shares are issued and rights to subscribe for shares (“Preemptive Rights”) are granted pursuant to a resolution of the General Meeting. The Articles of Association provide that we may only issue Ordinary Shares pursuant to a resolution of the General Meeting or of another body authorized by the General Meeting for this purpose for a specified period not exceeding five years. When granting such authorization, the number of Ordinary Shares that may be issued must be specified. The authorization can be extended, in each case for a period not exceeding five years. Unless stipulated differently when granting the authorization, the authorization cannot be revoked by the General Meeting. For as long as and to the extent that another body has been authorized to resolve to issue Ordinary Shares by the General Meeting, the General Meeting shall not have this authority.
As of September 30, 2022, there were 336,577,387 Ordinary Shares outstanding.
The following summarizes the main rights of holders of our Ordinary Shares:
•each holder of our Ordinary Shares is entitled to one vote per Ordinary Share on all matters to be voted on by shareholders generally, including the appointment of directors of the Board;
•there are no cumulative voting rights;
•the holders of our Ordinary Shares are entitled to dividends and other distributions as may be declared from time to time by us out of funds legally available for that purpose, if any;
•upon our liquidation and dissolution, the holders of our Ordinary Shares will be entitled to share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all our liabilities; and
•the holders of our Ordinary Shares have Preemptive Rights in case of share issuances or the grant of rights to subscribe for shares, except if such rights are limited or excluded by the corporate body authorized to do so and except in such cases as provided by Dutch law and the Articles of Association.
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
The Articles of Association provide that, for as long as any of our Ordinary Shares are admitted to trading on the New York Stock Exchange (“NYSE”), or on any other regulated stock exchange operating in the United States, the laws of the State of New York shall apply to the property law aspects of our Ordinary Shares reflected in the register administered by our transfer agent, subject to certain overriding exceptions under Dutch law.
Form of Ordinary Shares
Pursuant to our Articles of Association, the Ordinary Shares are registered shares.
Purchase and Repurchase of Ordinary Shares
Under Dutch law, when issuing shares, we may not subscribe for newly issued shares in our own capital. Subject to certain restrictions of Dutch law and our Articles of Association, we may acquire fully paid shares in our own capital at any time for no valuable consideration. Furthermore, subject to certain provisions of Dutch law and our Articles of Association, we may repurchase fully paid shares in our own capital if (i) our equity (eigen vermogen) less the payment required to make the acquisition does not fall below the sum of paid-in and called-up share capital plus any reserves required by Dutch law or our Articles of Association and (ii) the aggregate nominal value of Ordinary Shares which we acquire, hold or on which we hold a pledge (pandrecht) or which are held by a subsidiary of the Company, would not exceed 50% of our then-current issued share capital.
An acquisition of own shares for a consideration must be authorized by the General Meeting. Such authorization may be granted for a maximum period of 18 months and must specify the number of Ordinary Shares that may be acquired, the manner in which such shares may be acquired and the price limits within which the Ordinary Shares may be acquired. The actual acquisition may only be effected pursuant to a resolution of our Board. No authorization of our General Meeting is required if Ordinary Shares are included on the price list of a stock exchange and acquired by us with the intention of transferring such Ordinary Shares to our employees or employees of a group company pursuant to an arrangement applicable to them. The aforementioned restrictions do not apply to Ordinary Shares acquired by the Company under universal title of succession.
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
Shareholders’ Meeting
General meetings must be held in the Netherlands, in any of the locations specified in the Articles of Association. The annual General Meeting must be held within six months of the end of each financial year. The first annual General Meeting of the Company will take place in 2023 in accordance with applicable Dutch law. Additional extraordinary General Meeting may also be held, whenever considered appropriate by the Board and shall be held within three months after the Board has considered it to be likely that our shareholders’ equity (eigen vermogen) has decreased to an amount equal to or lower than half of our paid-in and called up share capital, in order to discuss the measures to be taken if so required.
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
2

The General Meeting must be convened by an announcement published in a Dutch daily newspaper with national distribution. The notice must state the agenda, the time and place of the meeting, the record date (if any), the procedure for participating in the General Meeting by proxy, as well as other information as required by Dutch law. The notice must be given at least 15 calendar days prior to the day of the meeting. The agenda for the annual General Meeting shall include, among other things, the adoption of our statutory annual accounts, appropriation of our profits and proposals relating to the composition of the Board, including the filling of any vacancies. In addition, the agenda shall include such items as have been included therein by the Board. The agenda shall also include such items requested by one or more shareholders or others with meeting rights under Dutch law representing at least 3% of our issued share capital. These requests must be made in writing or by electronic means and received by the Board at least 60 days before the day of the meeting. No resolutions shall be adopted on items other than those that have been included in the agenda.
In accordance with the Dutch Corporate Governance Code (“DCGC”) and the Articles of Association, shareholders having the right to put an item on the agenda under the rules described above shall exercise such right only after consulting the Board in that respect. If one or more shareholders intend to request that an item be put on the agenda that may result in a change in our strategy (e.g., the dismissal of Directors), the Board must be given the opportunity to invoke a reasonable period to respond to such intention. Such period shall not exceed 180 days (or such other period as may be stipulated for such purpose by Dutch law and/or the DCGC from time to time). If invoked, the Board must use such response period for further deliberation and constructive consultation, in any event with the shareholders(s) concerned, and must explore the alternatives. At the end of the response time, the Board must report on this consultation and the exploration of alternatives to the general meeting. The response period may be invoked only once for any given general meeting and shall not apply: (a) in respect of a matter for which a response period has been previously invoked; or (b) if a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid. The response period may also be invoked in response to shareholders or others with meeting rights under Dutch law requesting that a General Meeting be convened, as described above.
Moreover, the Board can invoke a cooling-off period of up to 250 days when shareholders, using their right to have items added to the agenda for a General Meeting or their right to request a general meeting, propose an agenda item for our General Meeting to dismiss, suspend or appoint one or more Directors (or to amend any provision in our Articles of Association dealing with those matters) or when a public offer for our company is made or announced without our support, provided, in each case, that the Board believes that such proposal or offer materially conflicts with the interests of our company and business. During a cooling-off period, the General Meeting cannot dismiss, suspend or appoint Directors (or amend the provisions in our Articles of Association dealing with those matters) except at the proposal of the Board. During a cooling-off period, the Board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, the Board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next General Meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber for early termination of the cooling-off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:
•the Board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our company and its business;
•the Board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or
•other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).
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
Each Ordinary Share of our company confers the right on the holder to cast one vote at the General Meeting. Shareholders may vote by proxy. No votes may be cast at a General Meeting on Ordinary Shares held by us or our subsidiaries or on Ordinary Shares for which we or our subsidiaries hold depository receipts. Nonetheless, the holders of a right of usufruct (vruchtgebruik) and the holders of a right of pledge (pandrecht) in respect of Ordinary Shares held by us or our subsidiaries in our share capital are not excluded from the right to vote on such Ordinary Shares, if the right of usufruct (vruchtgebruik) or the right of pledge (pandrecht) was granted prior to the time such Ordinary
3

Shares were acquired by us or any of our subsidiaries. Neither we nor any of our subsidiaries may cast votes in respect of an Ordinary Share of our company on which we hold or such subsidiary holds a right of usufruct (vruchtgebruik) or a right of pledge (pandrecht). Ordinary Shares which are not entitled to voting rights pursuant to the preceding sentences will not be taken into account for the purpose of determining the number of shareholders that vote and that are present or represented, or the amount of the share capital that is provided or that is represented at a General Meeting.
Decisions of the General Meeting are taken by a simple majority of votes cast, except where Dutch law or the Articles of Association provide for a qualified majority or unanimity.
Voting Rights and Quorum
In accordance with Dutch law and our Articles of Association, each Ordinary Share confers the right on the holder thereof to cast one vote at the General Meeting. No vote can be cast at a General Meeting in respect of an Ordinary Share belonging to the Company or a subsidiary or in respect of an Ordinary Share for which any of them holds the depository receipts. Usufructuaries and pledgees of Ordinary Shares belonging to the Company or its subsidiaries are not, however, precluded from exercising their voting rights if the usufruct or pledge was created before the relevant ordinary share belonged to the Company or a subsidiary. Neither the Company nor a subsidiary can vote Ordinary Shares in respect of which it holds a usufruct or a pledge.
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
Squeeze-Out
A shareholder who holds at least 95% of our issued share capital for his or her own account, alone or together with group companies, may initiate proceedings against our other shareholders jointly for the transfer of their Ordinary Shares to such shareholder. The proceedings are held before the Enterprise Chamber of the Amsterdam Court of Appeal, or the Enterprise Chamber (Ondernemingskamer), and can be instituted by means of a writ of summons served upon each of the other shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to the other shareholders and will determine the price to be paid for the Ordinary Shares, if necessary, after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value to be paid for the Ordinary Shares of the other shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the Ordinary Shares to be acquired whose addresses are known to him. Unless the addresses of all of them are known to the acquiring person, such person is required to publish the same in a daily newspaper with a national circulation.
Certain Other Major Transactions
The Articles of Association and Dutch law provide that resolutions of the Board concerning a material change to our identity or our character or our business are subject to the approval of the General Meeting. Such changes include:
•transferring the business or materially all of the business to a third party;
4

•entering into or terminating a long-lasting alliance of our company or of a subsidiary either with another entity or company, or as a fully liable partner of a limited partnership or general partnership, if this alliance or termination is of significant importance for us; and
•acquiring or disposing of an interest in the capital of a company by our company or by a subsidiary with a value of at least one third of the value of the assets, according to the balance sheet with explanatory notes or, if we prepare a consolidated balance sheet, according to the consolidated balance sheet with explanatory notes in our most recently adopted annual accounts.
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
WARRANTS
In connection with the business combination between the Company and Yucaipa Acquisition Corporation (“Yucaipa”) (the “Business Combination”), the Company entered into the Warrant Agreement pursuant to which, among other things, Yucaipa assigned all of its right, title and interest in and to, and the Company assumed all of Yucaipa’s liabilities and obligations under the warrant agreement entered into between Yucaipa and Continental Stock Transfer & Trust Company, a New York limited purpose trust company (the “Warrant Agent”) (the “Original Warrant Agreement”). As a result of such assignment and assumption agreement, following the execution of the Warrant Agreement, each of the 5,993,333 warrants issued by Yucaipa to Yucaipa Acquisition Manager, LLC (“Yucaipa Sponsor”) (such warrants, the “Private Placement Warrants”) and each of the 11,500,000 warrants issued by Yucaipa as part of units to public investors in a public offering (the “Public Warrants” and, together with the Private Placement Warrants, the “Warrants”), was exchanged for a warrant to purchase one Ordinary Share on the terms and conditions of the Original Warrant Agreement (as amended by the Warrant Agreement).
The following summary of certain provisions relating to the Warrants does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the Warrant Agreement.
Each whole Public Warrant entitles the registered holder to purchase one Ordinary Share at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on January 13, 2022. The Public Warrants will expire on December 14, 2026 or earlier upon redemption or liquidation.
We are not obligated to deliver any Ordinary Shares pursuant to the exercise of a Public Warrant and will have no obligation to settle such Warrant exercise unless a registration statement under the Securities Act with respect to the Ordinary Shares underlying the Public Warrants is then effective and a prospectus relating thereto is current, or a valid exemption from registration is available. No Public Warrant will be exercisable and we will not be obligated to issue an Ordinary Share upon exercise of a Public Warrant unless the Ordinary Share issuable upon such Warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the Public Warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a Public Warrant, the holder of such Public Warrant will not be entitled to exercise such Public Warrant and such Public Warrant may have no value and expire worthless. In no event will we be required to net cash settle any Public Warrant. In the
5

event that a registration statement is not effective for the exercised Public Warrants, the purchaser of a unit containing such Public Warrant will have paid the full purchase price for the unit solely for the Ordinary Share underlying such unit.
We will use our commercially reasonable efforts to maintain the effectiveness of such registration statement and a current prospectus relating to those Ordinary Shares until the Public Warrants expire or are redeemed, as specified in the Warrant Agreement; provided that if our Ordinary Shares are at the time of any exercise of a Public Warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will use our commercially reasonably efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.
Exercise
A Warrant may be exercised by delivering to the Warrant Agent (i) the Warrant, (ii) an election to purchase form, and (iii) the payment in full of the Warrant Price for each Ordinary Share as to which the Warrant is exercised and any and all applicable taxes due in connection with the exercise.
As soon as practicable after the exercise of any Warrant the Company will issue a book-entry position or certificate, as applicable, for the Ordinary Shares. All Ordinary Shares issued upon the proper exercise of a Warrant in conformity with the Warrant Agreement will be validly issued, fully paid and non-assessable.
A Warrant holder may notify us in writing of the holder’s election to be subject to a provision of the Warrant Agreement preventing the holder from exercising Warrants, to the extent that, after giving effect to such exercise, the holder (together with its affiliates), to the Warrant Agent’s actual knowledge, would beneficially own in excess of 9.8%, (the “Maximum Percentage”) of our outstanding Ordinary Shares immediately after giving effect to such exercise. By written notice to us, a warrant holder may increase or decrease the Maximum Percentage to any other percentage specified in such notice; provided, however, that any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to us.
Redemption and Notice
Once the warrants become exercisable, the Company may redeem the Public Warrants for cash (except with respect to the Private Placement Warrants):
•in whole or in part;
•at a price of $0.01 per Public Warrant;
•upon a minimum of 30 days’ prior written notice of redemption to each Public Warrant holder; and
•if, and only if, the closing price of the Ordinary Shares equals or exceeds $18.00 per share (subject to adjustment as discussed below) for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to Public Warrant holders.
We will not redeem the Public Warrants as described above unless a registration statement under the Securities Act covering the issuance of the Ordinary Shares issuable upon exercise of the Public Warrants is then effective and a current prospectus relating to those Ordinary Shares is available throughout the 30-day redemption period. If and when the Public Warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.
We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the Public Warrant exercise price. If the foregoing conditions are satisfied and we issue a notice of redemption of the Public Warrants, each Public Warrant holder will be entitled to exercise his, her or its Public Warrant prior to the scheduled redemption date. However, the price of the Ordinary Shares may fall below the $18.00 redemption trigger price (subject to adjustment as discussed below) as well as the $11.50 (for whole shares) warrant exercise price after the redemption notice is issued.
Once the Public Warrants become exercisable, the Company may redeem such warrants
•in whole or in part;
• at $0.10 per Public Warrant upon a minimum of 30 days’ prior written notice of redemption provided that holders will be able to exercise their Public Warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table below, based on the redemption date and the “fair market value” of our Ordinary Shares (as defined below) except as otherwise described below;
• if, and only if, the closing price of our Ordinary Shares equals or exceeds $10.00 per public share (subject to adjustment as discussed below) for any 20 trading days within the 30-trading day period ending three trading days before we send the notice of redemption to the Public Warrant holders.
Beginning on the date the notice of redemption is given until the Public Warrants are redeemed or exercised, holders may elect to exercise their Public Warrants on a cashless basis. The numbers in the table below represent the number of Ordinary Shares that a Public Warrant
6

holder will receive upon such cashless exercise in connection with a redemption by us pursuant to this redemption feature, based on the “fair market value” of our Ordinary Shares on the corresponding redemption date (assuming holders elect to exercise their Public Warrants and such Public Warrants are not redeemed for $0.10 per Public Warrant), determined for these purposes based on volume weighted average price of our Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of Public Warrants, and the number of months that the corresponding redemption date precedes the expiration date of the Public Warrants, each as set forth in the table below. We will provide our Public Warrant holders with the final fair market value no later than one business day after the 10-trading day period described above ends.
The share prices set forth in the column headings of the table below will be adjusted as of any date on which the number of shares issuable upon exercise of a Public Warrant or the exercise price of a Public Warrant is adjusted as set forth under the heading “Adjustments” below. If the number of shares issuable upon exercise of a Public Warrant is adjusted, the adjusted share prices in the column headings will equal the share prices immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the number of shares deliverable upon exercise of a Public Warrant immediately prior to such adjustment and the denominator of which is the number of shares deliverable upon exercise of a Public Warrant as so adjusted. The number of shares in the table below shall be adjusted in the same manner and at the same time as the number of shares issuable upon exercise of a Public Warrant. If the exercise price of a Public Warrant is adjusted, (a) in the case of an adjustment pursuant to the fifth paragraph under the heading “Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price multiplied by a fraction, the numerator of which is the higher of the Market Value and the Newly Issued Price as set forth under the heading “Adjustments” and the denominator of which is $10.00 and (b) in the case of an adjustment pursuant to the second paragraph under the heading “Adjustments” below, the adjusted share prices in the column headings will equal the unadjusted share price less the decrease in the exercise price of a Public Warrant pursuant to such exercise price adjustment.

	Fair Market Value of Ordinary Shares
Redemption Date (period to expiration of Public Warrants)	$10.00	11.00	12.00	13.00	14.00	15.00	16.00	17.00	18.00
60 month	0.261	0.281	0.297	0.311	0.324	0.337	0.348	0.358	0.361
57 month	0.257	0.277	0.294	0.310	0.324	0.337	0.348	0.358	0.361
54 month	0.252	0.272	0.291	0.307	0.322	0.335	0.347	0.357	0.361
51 month	0.246	0.268	0.287	0.304	0.320	0.333	0.346	0.357	0.361
48 month	0.241	0.263	0.283	0.301	0.317	0.332	0.344	0.356	0.361
45 month	0.235	0.258	0.279	0.298	0.315	0.330	0.343	0.356	0.361
42 month	0.228	0.252	0.274	0.294	0.312	0.328	0.342	0.355	0.361
39 month	0.221	0.246	0.269	0.290	0.309	0.325	0.340	0.354	0.361
36 month	0.213	0.239	0.263	0.285	0.305	0.323	0.339	0.353	0.361
33 month	0.205	0.232	0.257	0.280	0.301	0.320	0.337	0.352	0.361
30 month	0.196	0.224	0.250	0.274	0.297	0.316	0.335	0.351	0.361
27 month	0.185	0.214	0.242	0.268	0.291	0.313	0.332	0.350	0.361
24 month	0.173	0.204	0.233	0.260	0.285	0.308	0.329	0.348	0.361
21 month	0.161	0.193	0.223	0.252	0.279	0.304	0.326	0.347	0.361
18 month	0.146	0.179	0.211	0.242	0.271	0.298	0.322	0.345	0.361
15 month	0.130	0.164	0.197	0.230	0.262	0.291	0.317	0.342	0.361
12 month	0.111	0.146	0.181	0.216	0.250	0.282	0.312	0.339	0.361
9 month	0.090	0.125	0.162	0.199	0.237	0.272	0.305	0.336	0.361
6 month	0.065	0.099	0.137	0.178	0.219	0.259	0.296	0.331	0.361
3 month	0.034	0.065	0.104	0.150	0.197	0.243	0.286	0.326	0.361
0 month	—	—	0.042	0.115	0.179	0.233	0.281	0.323	0.361

The exact fair market value and redemption date may not be set forth in the table above, in which case, if the fair market value is between two values in the table or the redemption date is between two redemption dates in the table, the number of Ordinary Shares to be issued for each Public Warrant exercised will be determined by a straight-line interpolation between the number of shares set forth for the higher and lower fair market values and the earlier and later redemption dates, as applicable, based on a 365 or 366-day year, as applicable. For example, if the volume weighted average price of our Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the Public Warrants is $11.00 per share, and at such time there are 57 months until the expiration of the Public Warrants, holders may choose to, in connection with this redemption feature, exercise their Public Warrants for 0.277 Ordinary Shares for each whole Public Warrant. For an example where the exact fair market value and redemption date are not as set forth in the table above, if the volume weighted average price of our Ordinary Shares during the 10 trading days immediately following the date on which the notice of redemption is sent to the holders of the Public Warrants is $13.50 per share, and at such time there are 38 months until the expiration of the Public Warrants, holders may choose to, in connection with this redemption feature, exercise their Public Warrants for 0.298 Ordinary Shares for each whole Public Warrant. In no event will the Public Warrants be exercisable on a cashless basis in connection with this redemption feature for more than 0.361 Ordinary Shares per Public Warrant (subject to adjustment). Finally, as
7

reflected in the table above, if the Public Warrants are out of the money and about to expire, they cannot be exercised on a cashless basis in connection with a redemption by us pursuant to this redemption feature, since they will not be exercisable for any Ordinary Shares.
As stated above, we can redeem the Public Warrants when the Ordinary Shares are trading at a price starting at $10.00, which is below the exercise price of $11.50, because it will provide certainty with respect to our capital structure and cash position while providing Public Warrant holders with the opportunity to exercise their Public Warrants on a cashless basis for the applicable number of shares. If we choose to redeem the Public Warrants when the Ordinary Shares are trading at a price below the exercise price of the Public Warrants, this could result in the Public Warrant holders receiving fewer Ordinary Shares than they would have received if they had chosen to wait to exercise their Public Warrants for Ordinary Shares if and when such Ordinary Shares were trading at a price higher than the exercise price of $11.50.
No fractional Ordinary Shares will be issued upon exercise. If, upon exercise, a holder would be entitled to receive a fractional interest in a share, we will round down to the nearest whole number of the number of Ordinary Shares to be issued to the holder.
Adjustments
If the number of outstanding Ordinary Shares is increased by a capitalization or share dividend payable in Ordinary Shares, or by a split-up of Ordinary Shares or other similar event, then, on the effective date of such capitalization or share dividend, split-up or similar event, the number of Ordinary Shares issuable on exercise of each Public Warrant will be increased in proportion to such increase in the outstanding Ordinary Shares. A rights offering made to all or substantially all holders of Ordinary Shares entitling holders to purchase Ordinary Shares at a price less than the “historical fair market value” (as defined below) will be deemed a share dividend of a number of Ordinary Shares equal to the product of (i) the number of Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Ordinary Shares) and (ii) one minus the quotient of (x) the price per Ordinary Share paid in such rights offering and (y) the historical fair market value. For these purposes, (i) if the rights offering is for securities convertible into or exercisable for Ordinary Shares, in determining the price payable for Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) “historical fair market value” means the volume weighted average price of Ordinary Shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the Public Warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to all or substantially all of the holders of the Ordinary Shares on account of such Ordinary Shares (or other securities into which the Public Warrants are convertible), other than (a) as described above, (b) any cash dividends or cash distributions which, when combined on a per share basis with all other cash dividends and cash distributions paid on the Ordinary Shares during the 365-day period ending on the date of declaration of such dividend or distribution does not exceed $0.50 (as adjusted to appropriately reflect any other adjustments and excluding cash dividends or cash distributions that resulted in an adjustment to the exercise price or to the number of Ordinary Shares issuable on exercise of each Public Warrant) but only with respect to the amount of the aggregate cash dividends or cash distributions equal to or less than $0.50 per share, (c) to satisfy the redemption rights of the holders of Ordinary Shares in connection with a proposed initial business combination, or (d) to satisfy the redemption rights of the holders of Ordinary Shares in connection with a shareholder vote to amend our Articles of Association with respect to any other provision relating to the rights of holders of our Ordinary Shares, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Ordinary Share in respect of such event.
If the number of outstanding Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Ordinary Shares issuable on exercise of each Public Warrant will be decreased in proportion to such decrease in outstanding Ordinary Shares.
Whenever the number of Ordinary Shares purchasable upon the exercise of the Public Warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of Ordinary Shares purchasable upon the exercise of the Public Warrants immediately prior to such adjustment and (y) the denominator of which will be the number of Ordinary Shares so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding Ordinary Shares (other than those described above or that solely affects the par value of such Ordinary Shares), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the Public Warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Public Warrants and in lieu of the Ordinary Shares immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the Public Warrants would have received if such holder had exercised their Public Warrants immediately prior to such event. However, if such holders were entitled to exercise a right of election as to the kind or amount of securities, cash or other assets receivable upon such consolidation or merger, then the kind and amount of securities, cash or other assets for which each Public Warrant will become exercisable will be deemed to be the weighted average of the kind and amount received per share by such holders in such consolidation or merger that affirmatively make such election, and if a tender,
8

exchange or redemption offer has been made to and accepted by such holders (other than a tender, exchange or redemption offer made by the company in connection with redemption rights held by shareholders of the company as provided for in the company’s amended and restated memorandum and articles of association under circumstances in which, upon completion of such tender or exchange offer, the maker thereof, together with members of any group (within the meaning of Rule 13d-5(b)(1) under the Exchange Act) of which such maker is a part, and together with any affiliate or associate of such maker (within the meaning of Rule 12b-2 under the Exchange Act) and any members of any such group of which any such affiliate or associate is a part, own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 50% of the issued and outstanding Ordinary Shares, the holder of a Public Warrant will be entitled to receive the highest amount of cash, securities or other property to which such holder would actually have been entitled as a shareholder if such Public Warrant holder had exercised the Public Warrant prior to the expiration of such tender or exchange offer, accepted such offer and all of the Ordinary Shares held by such holder had been purchased pursuant to such tender or exchange offer, subject to adjustment (from and after the consummation of such tender or exchange offer) as nearly equivalent as possible to the adjustments provided for in the warrant agreement. If less than 70% of the consideration receivable by the holders of Ordinary Shares in such a transaction is payable in the form of Ordinary Shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the Public Warrant properly exercises the Public Warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the Black-Scholes value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the Public Warrants when an extraordinary transaction occurs during the exercise period of the Public Warrants pursuant to which the holders of the Public Warrants otherwise do not receive the full potential value of the Public Warrants.
Form
The Public Warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us. The warrant agreement provides that the terms of the Public Warrants may be amended without the consent of any holder for the purpose of (i) curing any ambiguity or correct any mistake, including to conform the provisions of the warrant agreement to the description of the terms of the Public Warrants and the warrant agreement set forth in this prospectus, or defective provision (ii) amending the provisions relating to cash dividends on Ordinary Shares as contemplated by and in accordance with the warrant agreement or (iii) adding or changing any provisions with respect to matters or questions arising under the warrant agreement as the parties to the warrant agreement may deem necessary or desirable and that the parties deem to not adversely affect the rights of the registered holders of the Public Warrants, provided that the approval by the holders of at least 65% of the then-outstanding Public Warrants is required to make any change that adversely affects the interests of the registered holders. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the Public Warrants.
No fractional Public Warrants will be issued and only whole Public Warrants will trade. If, upon exercise of the Public Warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number the number of Ordinary Shares to be issued to the Public Warrant holder.
No rights as a shareholder
A Warrant does not entitle the holder to any of the rights of a shareholder of our company, including, without limitation, the right to receive dividends, the right to vote or the right to receive notice as shareholders in respect of the meetings of shareholders or the election of directors of our company.
After the issuance of Ordinary Shares upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
Transfers and Exchanges
Warrants may be exchanged or transferred upon surrender of the warrant to the Warrant Agent, together with a written request for exchange or transfer. Upon any transfer, a new warrant representing an equal aggregate number of warrants will be issued and the old Warrant will be cancelled by the Warrant Agent.
Stock Exchange Listing
Our Ordinary Shares are listed on the NYSE under symbol “SSU”. Our Warrants are listed on the NYSE under symbol SSU-WT.
9

Exhibit 8.1

Subsidiaries of SIGNA Sports United N.V. as at the date of this Annual Report

Company		Jurisdiction of incorporation
SIGNA Sports United GmbH		Germany
Olympics Partner LLC		Cayman Islands

Subsidiaries of SIGNA Sports United GmbH

Company		Jurisdiction of incorporation
AEON SIGNA Sports United Co. Ltd.		Japan
Sports Data Services GmbH		Germany
Publikat GmbH (Stylefile)		Germany
SIGNA Sports Centro Técnico S.L.		Spain
SIGNA AppVentures GmbH		Germany
SCORE INVEST SAS (TennisPro)		France
Subsidiaries of SCORE INVEST SAS
	TENNISPRO DISTRIBUTION SAS	France
	TENNISPRO Japan Ltd	Japan
Sports Media Services GmbH		Germany
Olympics I Merger Sub, LLC		Cayman Islands
Sports North America Holding Corp.		USA
Tennis-Point GmbH		Germany
Subsidiaries of Tennis-Point GmbH
	Tennis-Point Iberia S.L	Spain
	Tennis-Point Handels GmbH	Austria
	Tennis-Point UK Ltd	United Kingdom
	Tennis-Point d.o.o. za Sportske I Ostale Usluge	Croatia
	Tennis-Point Spor Malzemeleri Limited Sirketi	Turkey
	MRS Tennis AG	Switzerland
	Ballside GmbH	Germany
	Tennis-Point Italia SRL	Italy
OUTFITTER Teamsport GmbH		Germany
Subsidiaries of OUTFITTER Teamsport GmbH
	Teamstolz GmbH	Germany
SSU Midwest Acquisition Corp		USA
Subsidiaries of SSU Midwest Acquisition Corp.
	Midwest Sports Supply LLC	USA
	Tennis Express LLC	USA
Subsidiaries of Tennis Express LLC
	Tennis Now LLC	USA
Mapil TopCo Limited		United Kingdom
Subsidiaries of Mapil TopCo Limited
	Mapil Midco 1 Limited	United Kingdom
Subsidiaries of Mapil Midco 1 Limited
	Peloton Topco Limited	United Kingdom

	Peloton Midco Limited	United Kingdom
	Mapil Midco 2 Limited	United Kingdom
Subsidiaries of Mapil Midco 2 Limited
	Mapil Bidco Limited	United Kingdom
Subsidiaries of Mapil Bidco Limited
	Hotlines Europe Limited	United Kingdom
	Taiwan Chain Reaction Co. Ltd	Taiwan
	Chain Reaction Cycles Limited	United Kingdom
	Ensco 503 Limited	United Kingdom
Subsidiaries of Chain Reaction Cycles Limited
	Chain Reaction Cycles Retail Limited	North Ireland
Subsidiaries of Ensco 503 Limited
	Wiggle Limited	United Kingdom
	Wiggle Australia Pty Limited	Australia
	WiggleCRC US LLC	USA
SIGNA Sports United X GmbH		Germany
SIGNA Sport Online GmbH		Germany
Subsidiaries of SIGNA Sport Online GmbH
	Internetstores Holding GmbH	Germany
Subsidiaries of Internetstores Holding GmbH
	Internetstores GmbH	Germany
	Addnature AB	Sweden
	Bikester Sweden Retail Stores AB	Sweden
	Dolphin France SAS (Probikeshop)	France
Subsidiaries of Dolphin France SAS (Probikeshop)
	Prolog SAS	France
	E-Procall SAS	France
SIGNA Beteiligung I Verwaltungs UG(haftungsbeschränkt)		Germany
SIGNA Beteiligung I UG (haftungsbeschränkt) & Co. KG		Germany

Exhibit 12.1

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Stephan Zoll, certify that:
1.I have reviewed this annual report on Form 20-F of SIGNA Sports United N.V.;
2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
4.The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
(a)     Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b)     Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(c)     Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5.     The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
(a)     All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
(b)    Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: February 6, 2023
/s/ Stephan Zoll
__________________________________________________________
Chief Executive Officer

Exhibit 12.2

CERTIFICATION PURSUANT TO
RULES 13a-14(a) AND 15d-14(a) UNDER THE SECURITIES EXCHANGE ACT OF 1934,
AS ADOPTED PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Alexander Johnstone, certify that:
    1.    I have reviewed this annual report on Form 20-F of SIGNA Sports United N.V.;
    2.    Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
    3.    Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;
    4.    The company’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:
(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
(b) Evaluated the effectiveness of the company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
(c) Disclosed in this report any change in the company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company’s internal control over financial reporting; and
5. The company’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company’s auditors and the audit committee of the company’s board of directors (or persons performing the equivalent functions):
(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company’s ability to record, process, summarize and report financial information; and
(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal control over financial reporting.

Date: February 6, 2023
_________________________________________________________
/s/ Alexander Johnstone
Chief Financial Officer

Exhibit 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The certification set forth below is being submitted in connection with SIGNA Sports United N.V.’s annual report on Form 20-F for the year ended September 30, 2022 (the “Report”) for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
I, Stephan Zoll, the Chief Executive Officer of SIGNA Sports United N.V., certify that:
1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and
2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of SIGNA Sports United N.V.

Date: February 6, 2023                              /s/ Stephan Zoll
                                    _____________________________________
Name: Stephan Zoll
Title: Chief Executive Officer

Exhibit 13.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

The certification set forth below is being submitted in connection with SIGNA Sports United N.V.’s annual report on Form 20-F for the year ended September 30, 2022 (the “Report”) for the purpose of complying with Rule 13a-14(b) or Rule 15d-14(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
I, Alexander Johnstone, the Chief Financial Officer of SIGNA Sports United N.V., certify that:
1. the Report fully complies with the requirements of Section 13(a) or 15(d) of the Exchange Act; and
2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of SIGNA Sports United N.V.

Date: February 6, 2022                             /s/ Alexander Johnstone
_______________________________________
Name: Alexander Johnstone
Title: Chief Financial Officer

Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statement (No. 333-265565) on Form S-8 of our report dated February 6, 2023, with respect to the consolidated financial statements of SIGNA Sports United N.V.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Düsseldorf, Germany
February 6, 2023